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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
FOR SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

TIMBERLINE RESOURCES CORPORATION

(Name of Small Business Issuer in its Charter)

Idaho	**to be assigned**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue Spokane, Washington	**99203**
(Address of principal executive offices)	(Zip Code)

Issuer's Telephone Number: (509) 747-5225

Copies of Communications to:

Thomas E. Boccieri, Attorney at Law
561 Schaefer Avenue
Oradell, New Jersey 07649-2517
Telephone: 201-983-2024
Fax: 201-265-6069

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of Class)

SEC 2336 (11-03) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I

PRELIMINARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" on pages 19 to 25, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, an investor group purchased 80% of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100,000,000 with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, the name of the company was changed to Timberline Resources Corporation ("Timberline" or the "Company"). Since the reorganization of the Company, we have been in an exploration stage evaluating, acquiring and exploring mineral prospects with potential for economic deposits of gold, silver and copper.

Our Objective

We are a mineral exploration company. Mineral exploration is essentially a research activity that does not produce a product. Successful exploration often results in increased project value that can be realized through the optioning or selling of the claimed site to larger companies. As such, we acquire properties, which we believe have potential to host economic concentrations of minerals, particularly gold, silver and copper. These acquisitions have and may take the form of unpatented mining claims on federal land, or leasing claims, or private property owned by others. We will perform basic geological work to identify specific drill targets on the properties, and then collect subsurface samples by drilling to confirm the presence of mineralization. We may enter into joint venture agreements with other companies to fund further exploration work. It is our plan to focus on assembling a high quality group of early to mid-stage mineral (gold, silver and copper) exploration prospects, using the experience and contacts of the management group. Acquired projects will either have some prior exploration history or will have strong similarity to a recognized geologic ore deposit model. Geographic emphasis will be placed on the western United States, generally, and the mineral-rich states of Nevada and Idaho, particularly, where the benefits of mining are recognized and encouraged.

The focus of our activity has been to acquire properties that we believe to be undervalued; including those that we believe to hold previously unrecognized mineral potential. Properties have been acquired through the location of unpatented mining claims (which allow the claimholder the right to mine the minerals without holding title to the property), or by negotiating lease/option agreements. Management has abundant experience in staking and filing unpatented mining claims and in negotiating and preparing mineral lease agreements. This expertise has been used in assembling the Company's property portfolio.

Basic geologic fieldwork has been used to evaluate the acquired properties. The geologic potential and ore deposit model has been defined and specific drill targets identified on the majority of the Company's properties. See "Summary of the Exploration Projects" in Item 3, below.

Properties deemed to be of higher risk or those that would require very large exploration expenditures have been presented to larger companies for joint venture. At prospects where drilling costs are reasonable and the likelihood of success seems favorable, the Company will undertake its own drilling. The strategy is intended to maximize the abilities and skills of the management group, conserve capital, and provide superior leverage for investors.

THE GOLD MARKET

Since bottoming near $250 per ounce in 2001, the gold price has risen steadily for the last few years, reaching a 16-year high above $450 per ounce in late-2004. Through the first half of 2005, gold has traded in a fairly narrow price range between roughly $410 and $450 per ounce. The rise of the gold price in recent years is widely considered to reflect a relative decline of the U.S. dollar to other foreign currencies along with general strength in commodity prices.

According to GFMS (Gold Fields Mineral Services), world gold supply in 2004 came primarily from mine output at 2,464 metric tons (down 5% from 2003), scrap at 828 metric tons (down 12%) and official sector (governments and central banks) sales at 478 metric tons (down 22%). World gold demand in 2004 was driven by fabrication demand (jewelry and industrial) at nearly 3,021 metric tons (up 5% from 2003), with investment demand (including Exchange Traded Funds, or ETFs) far behind at 475 metric tons (up 43%). Producer de-hedging added 442 metric tons of effective demand for gold (up 58%).

The outlook for 2005 mine production is for it to rebound from 2004, though not to 2003 levels. Although the average gold price was up $46 in 2004 over 2003, producer costs rose by an average of $29, reflecting sharply increased energy costs and other side effects of a weaker U.S. dollar. Central bank dishoarding continued its decline in 2004, although it did rise sharply late in that year and into early 2005.

Jewelry and investment demand for physical gold continues to strengthen in rapidly developing areas of Asia, while it continues to soften in much of the western world. However, the introduction of ETFs has greatly increased institutional investment interest in gold. Producer de-hedging continues to contribute significantly to the demand side, a trend that is expected to continue.

Some market analysts have forecast that gold production will begin to fall, perhaps dramatically, in coming years due to a lack of investment in gold exploration beginning in the late-1990s. If there are not enough new projects in the development pipeline to replace currently producing mines that will inevitably exhaust themselves in coming years, it will likely put upward pressure on the gold price.

Simultaneously, some market analysts believe that massive deficits in both the federal budget and foreign trade will continue to pressure the U.S. dollar for the foreseeable future. A weaker U.S. dollar is likely to result in higher dollar-denominated prices of gold and other commodities, as has been the case for the last several years. Furthermore, with oil prices at all-time highs exceeding $60 per barrel, the gold-oil ratio is also trading at all-time lows, suggesting that gold may be currently undervalued on a relative basis.

THE SILVER MARKET

After failing to participate in an unfolding precious metal bull market for over two years, silver finally broke out of its long-term trading range in late-2003, with its price soaring to over $8 per ounce before settling into its current trading range near $7 per ounce. Prior to its breakout, silver had been basing consistently below $6 per ounce since the late-1980s and had spent most of the years 2000 through 2003 comfortably below $5 per ounce, even as other metals, including historically well-correlated gold, had strong and sustained rallies during that period. The average silver price in 2004 was $6.66, a 36% increase from the 2003 average of $4.88 and a 17-year high.

According to The Silver Institute, world silver supply in 2004 came primarily from mine output at 19,731 metric tons (up 4% from 2003), scrap at 5,633 metric tons (down 1%) and government sales at 1,920 metric tons (down 30%). World silver fabrication demand (including coins) in 2004 was 26,023 metric tons (down 2% from 2003), its lowest level since 1998. However, the fact that demand did not tail off more significantly in response to the sharp silver price increase is considered a sign of underlying strength by many market observers. In 2004, total fabrication demand outstripped silver supply from mines and scrap sources for the 14th consecutive year.

The increase in 2004 silver production was led by primary silver mines, not gold or base metal mines where silver is produced as a by-product. Global production is expected to remain fairly stable through 2005 before accelerating in 2006. Scrap supply has diminished in recent years largely due to a decrease in photographic demand and a drop in subsequent recycling. Supply from government offloading has decreased as well, led by a reduction in sales by the Chinese.

Silver use in photography declined for a fifth consecutive year, while jewelry and silverware demand fell to 9-year lows. On the other hand, industrial demand was up strongly as new uses for silver continue to be developed, particularly in the biocide and electronics industries. Silver use in coinage was up 15%. The expected listing of an ETF for silver in 2005 is expected to spur an increase in institutional investment interest, as has happened recently with gold.

Despite chronic silver supply deficits dating back to the early-1990s, the key driver in the recent price surge has not originated with physical silver, but in the futures markets. Trading by hedge funds and commodity traders has dominated the silver market in recent years with interest and volume increasing considerably. Some market analysts believe that the trend toward increased investment interest in silver is likely to continue, so long as general interest in commodities remains strong and the U.S. dollar remains under pressure.

THE COPPER MARKET

After bottoming out just above $0.60 per pound in early-1999 and successfully retesting that level again in late-2001, the copper price began a strong uptrend that has taken it above the $1.60 level in recent trading. Following a consolidation just below $0.80 per pound in 2002 and most of 2003, the copper price soared in late 2003 to reach $1.40 per pound in early-2004. It has since formed an upward channel between roughly $1.20 and $1.60 per pound, trading at levels not seen since the late-1980s.

Copper, along with other base metals, has seen its price benefit greatly by tremendous demand increases in China and other Asian countries against a backdrop of the strongest global economic growth in decades. Recent strong demand has led to shortages in base metal inventories, reflecting a lack of investment in mining during extended periods of low metal prices since the late-1990s. Besides supply and demand issues, hedge funds and other speculators are widely viewed as having influenced base metals prices higher in recent years.

Many market analysts forecast that the markets for copper and other base metals will cool off in coming years as expectations include softening global demand and increased mine production. A reversal in copper price trends is likely to be mirrored by hedge fund activity as well.

GLOSSARY OF CERTAIN MINING TERMS

ADIT:
An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION:
Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ASSAY:
A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BACKFILL:
Waste material used to fill the void created by mining an orebody.

BALL MILL:
A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASE METAL:
Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

BEDDING:
The arrangement of sedimentary rocks in layers.

BRECCIA:
A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BULK MINING:
Any large-scale, mechanized method of mining involving many thousands of tons of ore being brought to surface per day.

CHANNEL
SAMPLE:
A sample composed of pieces of vein or mineral deposit that have been cut out a small trench or channel, usually about ten centimeters wide and two centimeters deep.

CHUTE:
An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

COMMERICALLY MINEABLE ORE BODY:	A mineral deposit that contains ore reserves that may be mined economically.
CONE CRUSHER:	A machine that crushes ore between a gyrating cone or crushing head and an inverted, truncated cone known as a bowl.
CONCENTRATE:	A fine, powdery product of the milling process containing a high percentage of valuable metal.
CONTACT:	A geological term used to describe the line or plane along which two different rock formations meet.
CORE:	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.
CROSSCUT:	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.
CUT-AND-FILL:	A method of stoping (an activity of extracting ore underground) in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.
DECLINE:	An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.
DEVELOPMENT:	Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.
DEVELOPMENT DRILLING:	Drilling to establish accurate estimates of mineral reserves.
DIAMOND DRILL:	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
DILUTION:	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.
DIP:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
DISSEMINATED ORE:	Ore carrying small particles of valuable minerals spread more or less uniformly through the hose rock.

DORE: Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

DRIFT: A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

DRILL-INDICATED
RESERVES: The size and quality of a potential orebody as suggested by widely spaced drill holes; more work is required before reserves can be classified as probable or proven.

DUE DILIGENCE: The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

ENVIRONMENTAL
IMPACT STUDY: A written report, compiled prior to a production decision that examines the effects proposed mining activities would have on the natural surroundings.

EPITHERMAL
DEPOSIT: A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION: Work involved in searching for ore, usually by drilling or driving a drift.

FACE: The end of a drift, crosscut or stope (underground opening from which ore is extracted) in which work is taking place.

FISSURE: An extensive crack, break or fracture in rocks.

FLOAT: Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

FLOTATION: A milling process in which valuable mineral particles are induced to become attached to bubbles and float, and others sink.

FOOTWALL: The rock on the underside of a vein or ore structure.

FRACTURE: A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING: Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GEOPHYSICAL SURVEY: Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRAB SAMPLE: A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

GRADE: The average assay of a ton of ore, reflecting metal content.

HANGINGWALL: The rock on the upper side of a vein or ore deposit.

HEAD GRADE: The average grade of ore fed into a mill.

HIGH GRADE: Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HOST ROCK: The rock surrounding an ore deposit.

INTRUSIVE: A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

LAGGING: Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.

LEVEL: The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.

LIMESTONE: A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE: A mineral deposit in solid rock.

METAMORPHIC ROCKS: Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL: A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal.

MILLING ORE: Ore that contains sufficient valuable mineral to be treated by the milling process.

MINEABLE RESERVES: Ore reserves that are known to be extractable using a given mining plan.

MINERAL:	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.
MINERAL RESERVE:	The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called *feasibility studies*, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into *probable* and *proven* categories. A *probable* reserve is the economically mineable part of an *indicated* (and in certain circumstances, *measured*) resource. A *proven* reserve is the economically mineable part of a *measured* resource.
MINERAL RESOURCE:	A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible. Mineral resources are sub-divided, in order of increasing geological confidence, into *inferred*, *indicated* and *measured* categories. An *inferred* resource designation comes from limited sampling data insufficient for verification of deposit quantity and quality, but it is usually supported by limited geological, geochemical and geophysical data. An *indicated* resource designation comes from sampling data spaced closely enough to allow certain assumptions of deposit quantity and quality and to clearly establish its mineral content. Finally, a *measured* resource designation comes from sampling data spaced closely enough to allow confirmation of deposit quantity and quality and to allow a preliminary evaluation of the economic viability of the deposit.
MINERALIZED MATERIAL OR DEPOSIT:	A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.
MINERALIZATION:	The presence of economic minerals in a specific area or geological formation.
MUCK:	Ore or rock that has been broken by blasting.
NATIVE METAL:	A metal occurring in nature in pure form, uncombined with other elements.

NET PROFIT INTEREST:	A portion of the profit remaining after all charges, including taxes and bookkeeping charges (such as depreciation) have been deducted.
NET SMELTER RETURN:	A share of the net revenues generated from the sale of metal produced by a mine.
OPEN PIT:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.
ORE:	Material that can be mined and processed at a positive cash flow.
ORE PASS:	Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.
OREBODY:	A natural concentration of valuable material that can be extracted and sold at a profit.
ORE RESERVES:	The calculated tonnage and grade of mineralization which can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.
ORESHOOT:	The portion, or length, of a vein or other structure, that carries sufficient valuable mineral to be extracted profitably.
OXIDATION:	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
PARTICIPATING INTEREST:	A company's interest in a mine, which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.
PATENT:	The ultimate stage of holding a mineral claim in the United States, after which no more assessment work is necessary because all mineral rights have been earned.
PATENTED MINING CLAIM:	A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.
PILLAR:	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.
PORPHYRY:	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine- grained ground mass.

PRECAMBRIAN
SHIELD: The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PROSPECT: A mining property, the value of which has not been determined by exploration.

PROVEN AND
PROBABLE MINERAL
RESERVES: Reserves that reflect estimates of the quantities and grades of mineralized material at a mine which the Company believes could be recovered and sold at prices in excess of the cash cost of production. The estimates are based largely on current costs and on projected prices and demand for such mineralized material. Mineral reserves are stated separately for each such mine, based upon factors relevant to each mine. Proven and probable mineral reserves are based on calculations of reserves provided by the operator of a property that have been reviewed but not independently confirmed by the Company. Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

PROBABLE
RESERVES: Resources for which tonnage and grade and/or quality are computed primarily from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN
RESERVES: Resources for which tonnage is computed from dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The computed tonnage and grade are judged to be accurate, within limits, which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20%.

QUALIFIED
PERSON: A *qualified person* must make resource and reserve designations. A qualified person is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities, or project assessment, or any combination thereof, including experience relevant to the subject matter of the report and is a member in good standing of a self-regulatory organization.

RAISE: A vertical or inclined underground working that has been excavated from the bottom upward.

RAKE: The trend of an orebody along the direction of its strike.

RECLAMATION: The restoration of a site after mining or exploration activity is completed.

RECOVERY: The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES: That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

RESOURCE: The calculated amount of material in a mineral deposit, based on limited drill information.

ROCKBOLTING: The act of supporting openings in rock with steel bolts anchored in holes drilled especially for this purpose.

ROTARY DRILL: A machine that drills holes by rotating a rigid, tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blast holes in open pit mines.

ROYALTY: An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAMPLE: A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SECONDARY
ENRICHMENT: Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

SHAFT: A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top that lowers and raises a conveyance for handling personnel and materials.

SHEAR OR
SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SHRINKAGE
STOPING: A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.

SIDERITE: Iron carbonate, which when pure, contains 48.2% iron; must be roasted to drive off carbon dioxide before it can be used in a blast furnace. (Roasted product is called sinter.)

SKARN: Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolomite formation.

SPHALERITE: A zinc sulfide mineral; the most common ore mineral of zinc.

STEP-OUT
DRILLING: Holes drilled to intersect a mineralized horizon or structure along strike or down dip.

STOCKPILE: Broken ore heaped on the surface, pending treatment or shipment.

STOPE: An underground excavation from which ore has been extracted either above or below mine level.

STRATIGRAPHY: Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

STRIKE: The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

STRINGER: A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

STRIPPING RATIO: The ratio of tons removed as waste relative to the number of tons of ore removed from an open pit mine.

SUBLEVEL: A level or working horizon in a mine between main working levels.

SULFIDE: A compound of sulfur and some other element.

TAILINGS: Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TAILINGS POND: A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

TREND: The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

TROY OUNCE: Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

UNPATENTED MINING
CLAIM: A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

VEIN: A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

WASTE: Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

WINZE: An internal shaft.

THE MINERAL EXPLORATION PROCESS

Overview of the Mineral Exploration Process

Mineral exploration is the first stage in the mining process. Typically, it involves the following:

- The search for and location of a mineral deposit with mine development potential.

- The definition of the quantity, grade and continuity of the mineral deposit necessary for its classification as a mineral resource; and

- Demonstration (through feasibility study) of the commercial viability of the mineral resource necessary for its classification as a mineral reserve.

Mineral Deposit Location

The first step in the mineral exploration process is the search for and location of a mineral deposit with mine development potential. Management strategy involves the identification and exploration of prospects that have the potential to host economic or mineable ore deposits. An economically viable mineral deposit, or ore body, can be mined and refined at a profit. The goal of the Company will be to find an economically viable mineral deposit.

Mineral Resource Classification

Following the discovery of a prospective mineral deposit, initial geological data*, or *exploration information,* is assembled for the purpose of providing sufficient geological assurance to justify further exploration work. When geological knowledge and confidence increase to a level at which a qualified person can estimate the deposit as "potentially mineable mineralization", then it can be classified as a mineral resource. The initial designation of inferred resource is usually supported by a limited range of geological, geochemical, geophysical or other geo-scientific data. As confidence in its quantity and grade increases through continued exploration work, the resource can be upgraded from inferred to the indicated and measured categories.

Mineral Reserve Classification

The ultimate objective of mineral exploration is to demonstrate the commercial viability of a deposit sufficiently to advance it to the mine development and production stages. When a qualified person renders such an assessment, then a mineral resource can be classified as a mineral reserve. This designation is supported by feasibility studies, which take into account "modifying factors" that determine commercial viability. These factors include consideration of the following.

MINING   ore extraction method (underground or open pit); underground mining factors (mining widths, ore dilution, cut-off grades); reserve estimates; mining sequence (or plan)

METALURGICAL   mineralization content (including "penalty elements"); processing method (milling or leaching); mineral separation methods and expected recovery rates; smelting & refining needs (if any); expected throughput rate

ECONOMIC   mining capital, labor, and energy costs; mining and processing costs; transportation costs; infrastructure maintenance costs; financing options and debt service costs; royalty payments; taxes; commodity market forecasts; revenue projections and cash flow analysis

REGULATORY/LEGAL   environmental regulations; water and land use issues; title assurance and property ownership issues; taxation, safety and other legislative issues, tailings disposal and reclamation; community support for the project

Competition

The mineral industry is intensely competitive in all its phases. We will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. There can be no assurance that Timberline will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Administrative Offices

Timberline currently maintains an office at 36 West 16th Avenue, Spokane, WA 99203. The telephone number is (509) 747-5225. Our mailing address is P.O. Box 5034, Spokane, Washington 99205. We do not currently maintain any other office facilities, and do not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future. Our president provides us with this office space at no charge.

Employees

Timberline is an exploration stage company and currently has no employees other than its officers and directors. Management expects to hire staff as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

RISK FACTORS

An investment in an exploration stage mining company with no history of operations such as ours involves an unusually high amount of risk, both unknown and known, and present and potential, including, but not limited to the risks enumerated below.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business will fail. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

We compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our resource properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, valuable time may be lost in resolving the disputes. There can be no assurance that any such disputes or challenges will be resolved in out favor. We are not aware of challenges to the location or area of any of the mining concessions and mining claims. There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our takeover by present management and the commencement of our exploration stage both in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our operations since then. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to be able to be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. During calendar year 2005, we expect to spend approximately $300,000** on the maintenance and exploration of our mineral properties and the operation of our company. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any operating revenues since the commencement of our exploration stage in January 2004 (i.e. the time of the takeover by our new management team) raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since the commencement of our exploration stage and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties. We had cash in the amount of $111,155 and $68,522 as of September 30, 2004 and June 30, 2005. Since the commencement of our exploration stage, we have raised equity financing of $679,000 pursuant to private placement offerings of our common stock. As at June 30, 2005, we had working capital of approximately $19,288. We believe that we will have to raise any additional funds to meet our currently budgeted operating requirements for the next 12 months. We have traditionally raised our operating capital from sales of equity, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to occur, there is a substantial risk that our business would fail.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options or if we issue additional shares to finance our operations.

We have not ever generated revenue from operations since the commencement of our exploration stage in January 2004. We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding 500,000 common share purchase warrants and options granted that are exercisable into 412,500 common shares (only 110,000 that have vested as of the date of this report; 962,500 shares in total) which, if exercised, would represent approximately 14% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Earnings and Dividend Record

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future. We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count. In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Dependence on Key Management Employees

The nature of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Stephen Goss. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

Risks Associated With Our Common Stock

Because our common stock is traded only on the Pink Sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock is traded only on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be different than might otherwise prevail if our common stock was quoted or traded on a national securities exchange such as the New York Stock Exchange, NASDAQ, or the American Stock Exchange. Although we plan to apply to have our common stock quoted on the National Association of Securities Dealer's OTC Bulletin Board, we cannot provide any assurance that our common stock will be traded on the OTC Bulletin Board or, if traded, that a public market will develop.

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our common stock is traded only on the Pink Sheets. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

From July 1, 2003 through August 5, 2005, the closing sales price of our stock has ranged from $0 ($0.35 since the new management group took over in February 2004) to $1.75. Our stock closed on August 5, 2005 at $0.45 per share.

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, all but approximately 2,347,639 shares are "restricted securities" (4,918,486 shares are restricted as of 9/29/05). In general, Rule 144 of the Securities Act of 1933, as amended, a person, is entitled to sell restricted shares into the public market if at least one year has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the "restricted" shares of our common stock outstanding have were purchased more than one year ago. Accordingly, those shares are eligible for sale into the public market. Sales of substantial amounts of those restricted shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

PLEASE READ THIS REGISTRATION STATEMENT CAREFULLY. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

OVERVIEW

We commenced our exploration stage in January 2004 with the change in the control the company, and we have not had any revenues and only losses since well before that time. Accordingly, a comparison of our financial information for accounting periods would likely not be meaningful or helpful in making an investment decision regarding our company. Our plan of operations for the next twelve months is to complete initial exploration programs on our mineral properties. We anticipate that this program will cost at least $350,000.

In addition, we anticipate spending over the next year $50,000 on professional fees, $25,000 on salaries and wages, $10,000 on travel costs, $15,000 on promotional expenses and $50,000 on other administrative expenses.

Total expenditures over the next 12 months are therefore expected to be at least $500,000. We will not be able to proceed with our exploration programs, or meet our administrative expense requirements, without additional financing. We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock.

We may also seek to obtain short-term loans from our directors or principal shareholders. At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through loans from our directors or principal shareholders to meet our obligations over the next twelve months. We do not have any arrangements in place for any future equity financing. These factors raise substantial doubt that the Company will be able to continue as a going concern. To the extent management's plans are unsuccessful in circumventing the going concern uncertainty; the Company will cease all operations and no longer continue as a going concern.

Results of Operations for Year Ending September 30, 2004 and the Nine Months Ending June 30, 2005

We did not earn any revenues during the year ending March 31, 2004 nor during the nine-months ending June 30, 2005. We do not anticipate earning revenues until such time, if at all, that we have successful exploration results. We are presently in the exploration stage of our business. We can provide no assurance that we will discover economic mineralization levels of minerals, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $515,344 for the fiscal year ended September 30, 2004, and $398,443 for the nine-months ended June 30, 2005.

Our net loss increased from $1,505 in fiscal 2003 to $513,344 in fiscal 2004 primarily due to a general increase in company activity since the takeover of the new management team and commencement of our exploration stage both in January 2004.

Our net loss increased from $163,628 during the nine-months ended June 30, 2004 to $398,443 during the nine-months ended June 30, 2005 primarily due to a general increase in company exploration activity.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

At June 30, 2005, we had assets of $69,012 consisting of cash on hand in the amount of $68,522, and other assets of $490.

ITEM 3. DESCRIPTION OF PROPERTY.

Timberline currently maintains an office at 36 West 16th Avenue, Spokane, WA 99203. The Company has been provided this office space by its President at no charge. The Company telephone number is (509) 747-5225. The Company mailing address is P.O. Box 5034, Spokane, WA 99205.

Summary of Exploration Prospects

As of June 30, 2005, Timberline had acquired mineral prospects to explore in Nevada, Idaho and Montana for target commodities of gold, silver and copper. The prospects are held by unpatented mining claims owned by the Company or through legal agreements conveying exploration and development rights to the Company.

Idaho Copper-Silver Property

The Snowstorm Prospect

On August 30, 2004, Timberline signed a Letter of Intent ("LOI") with Hecla Mining Company ("Hecla") to conduct exploration on ground controlled by Hecla in Shoshone County, Idaho. A formal Earn-In Agreement replaced the LOI on December 1, 2004. The formal Agreement covers an area of interest consisting of private mineral rights held by Hecla and unpatented lode mining claims staked by Timberline. Adjacent properties have since been added by Timberline through lease agreements with Snowshoe Mining Company ("Snowshoe") and Western Goldfields, Inc. ("Western Goldfields").

The project area features the historic Snowstorm Mine, a small but profitable operation from the early-1900s that produced 800,000 tons of ore averaging 4-percent copper and 6 ounces per ton (oz/t) silver. Snowstorm mineralization occurred as disseminated copper and silver found in the same Revett quartzites that host the Troy, Rock Creek and Montanore deposits on the Montana Copper Sulfide Belt, but was of a much higher grade. Available data indicates that the Snowstorm Prospect has the potential to host a world-class stratabound silver-copper deposit, similar to those found in western Montana.

The Snowstorm property lies in the southwest corner of the Montana Copper Sulfide Belt where it overlaps the northeast corner of the Coeur d'Alene Mining District, just north of Hecla's Lucky Friday Mine. Timberline's geologic model for the project is that the mine represented the high-grade core of a much larger, steeply dipping zone of stratabound silver-copper mineralization. Fieldwork by Timberline has identified a Troy-type, disseminated stratabound silver-copper target on the property with a mineralized horizon ranging from 30 to 60 feet in width, a known vertical extent of up to 2,700 feet and a possible strike length exceeding one mile.

Land Status

The Snowstorm property position includes over 700 acres of patented mineral rights held by Hecla and 725 acres of unpatented mining claims staked by Timberline. The property covered by the Agreement is detailed in an Exhibit that is included with this filing.

Geology

The Snowstorm horizon was recognized as a zone of stratabound disseminated copper and silver within the Revett Formation in the early 1880s. The Snowstorm Mine was in production from 1904 through 1915. Operations resumed briefly in 1925. Total production through 1915 was 795,786 tons of mostly copper carbonate ore with an approximate grade of 4% copper and 6 oz/ton silver.

The mineralized horizon at the Snowstorm Mine is located on a steeply dipping, almost vertical, limb of the Granite Peak Syncline. The Snowstorm horizon was discovered in outcrop, and subsequently developed with four adits, each driven at lower elevations, to access the nearly vertical ore-bearing horizon. The mineralized horizon appeared to be faulted out or displaced near the lowest adit.

Rocks of the Revett Formation host the Snowstorm occurrence, which is one of three formations making up the Ravalli Group of the Belt Supergroup of metasedimentary Middle Proterozoic rocks. Belt Supergroup rocks occupy a large portion of the Inland Northwest and southeastern British Columbia and include from oldest to youngest, the Lower Belt, the Ravalli Group, the Middle Belt carbonates, and the Missoula Group.

The Snowstorm mineralized horizon lies at the base of the Upper Revett sub-member on the east limb of the Granite Peak Syncline, a broad asymmetrical warp with a 7-mile axial plane beginning at Granite Peak on the north and truncating against the NW-trending Deadman Shear Zone on the south. The west limb is generally steeper than the east limb. The fold axis plunges to the south where rocks of the Wallace Formation occupy the center of the fold.

Exploration History

Exploration work has been conducted in the project area for decades. U.S. Borax conducted a program focusing on the nearby Military Gulch area during the 1980s. Later, Silver Mountain Lead Mines, The Bunker Hill Company, and Hecla held the project area and also conducted significant exploration. Timberline has obtained access to most of this data, which represents hundreds of thousands of dollars worth of work and indicates strong potential for strata-bound copper-silver mineralization in the project area. This data has been reviewed and assembled to aid in the development of the summer 2005 exploration program.

<u>Work Plan</u>

The 2005 work plan will focus on more detailed mapping of the mineralized horizon, followed by diamond drilling. The drilling will be conducted near the Snowstorm workings; both to confirm the grade reported by Hecla and to upgrade inferred mineralized tonnages to higher levels of confidence. Drilling near the Missoula adits will be conducted to define the zone at that location. In-fill drilling between the Snowstorm and Missoula workings will be conducted to confirm continuity of the mineralized horizon. Because of the great lateral extent of the known Revett-hosted disseminated deposits, relatively few holes should be sufficient to indicate the presence of a continuous mineralized zone. The Company estimates that execution of the first phase of this plan will cost approximately $200,000 that has been raised through a loan from a Director and outside equity financing. Timberline intends to complete this work by the end of October of 2005. Additional exploration drilling will be required if the initial program is successful. This additional drilling is expected to cost at least $500,000. Subsequent programs may involve Hecla Mining Company as a joint venture partner, if Hecla elects to participate in the venture after the Company's initial $250,000 exploration expenditure is completed.

<u>Agreement Summary</u>

The Earn-In Agreement calls for Timberline to make exploration expenditures of $250,000 prior to April 30, 2007 to earn a 49% interest in the project from, Hecla. After the initial program is completed and Timberline has fulfilled its work commitment, which is expected to occur by October 2006, Timberline will prepare a report with recommendations and a proposal for a second-phase program. Hecla then has the option to enter into a joint venture agreement and participate in further exploration, or withdraw from the project and retain a 4% Net Smelter Return (NSR) royalty on any production from the project's Area of Interest.

The Snowstorm Prospect (Snowshoe Agreement)

Timberline has entered into a Mineral Lease Agreement with Snowshoe for additional ground adjacent to the Snowstorm project area.

<u>Land Status</u>

The property subject to the Snowshoe Agreement includes the patented claims of Mineral Survey 2224. These claims encompass an area of approximately 76 acres, and lie west of the Snowstorm claims owned by Hecla.

<u>Geology</u>

The geology of the Snowshoe property is similar to the adjacent Snowstorm claims. The Snowstorm geology is described above.

<u>Exploration History</u>

Prior to 1950, two adits were driven on the Snowshoe property in a northwesterly direction, apparently targeting the Snowstorm horizon. No high-grade mineralization was intercepted in these adits, and no production is recorded from these workings.

In the early 1990s, Hecla drilled a single hole on the Snowshoe property to a depth of approximately 1,300 feet. A review of available data indicates that the hole likely failed to intercept the mineralized horizon because a fault zone offset it.

Work Plan

The Snowshoe Adit dumps were sampled by Timberline during the summer of 2005, resulting in the recovery of mineralized rocks with disseminated ore grade copper and silver. A diamond drill hole to test the Snowstorm horizon in the vicinity of the Snowshoe workings is planned for 2005. With core drilling costs of approximately $30 per foot and proposed holes projected to be less than 300 feet to intersect the targeted rock unit, drilling costs should be less than $10,000. Additional costs will be incurred for building a short spur road to the drill site. Cost estimates for completing this work plan are less than $50,000. Timberline intends to complete the drilling by approximately October 30, 2006.

Agreement Summary

The Snowshoe Agreement calls for an initial payment of $8,000, which has been made. Annual payments escalate to $15,000 by May 2009, and remain at that level during the duration of the Agreement. A 3% NSR royalty is payable to Snowshoe from any production from the Snowshoe claims. Hecla elected to include the Snowshoe claims within the Area of Interest, and will consequently receive a 1% NSR royalty on any production from the Snowshoe property, if Hecla withdraws from the joint venture. A work commitment of $10,000 annually is required under the Snowshoe Agreement. The work may be performed on or for the benefit of the Snowshoe claims.

The Snowstorm Prospect (Western Goldfields Agreement)

Timberline has entered into a Mineral Lease Agreement with Western Goldfields for additional ground adjacent to the Snowstorm project area. These claims cover nearly a mile of projected horizon strike length and potentially host the truncated lower portion of the Snowstorm ore body.

Land Status

Western Goldfields owns 16 unpatented lode-mining claims, known as the "SB" claims, located within the Snowstorm project area. The majority of these claims (13) are located east of and adjacent to the Snowstorm Mine claims held by Hecla. The remaining three claims are near the National Tunnel, at the western end of the project area. The Western Goldfields claims cover approximately 300 acres.

Geology

The geology of the Western Goldfields property is similar to the adjacent Snowstorm claims. The Snowstorm geology is described above.

Exploration History

Limited mapping and sampling has been conducted on the Western Goldfields claims. Timberline has obtained soil sampling data from prior exploration work, which shows anomalous copper and silver values on the claims.

Work Plan

Exploration on the Western Goldfields claims will be incorporated into the larger Snowstorm work plan. Initial work will concentrate on further mapping and sampling to define the Snowstorm horizon on the property, with drilling ultimately necessary to confirm its presence and its grade. Cost estimates for completing this work plan are $100,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by October 30, 2007.

Agreement Summary

A Letter of Intent (LOI) was signed with Western Goldfields effective April 1, 2005. The LOI calls for an initial payment of $2,000 plus 50,000 shares of Timberline common stock. A total of 325,000 additional shares of stock will be issued to Western Goldfields, if the Agreement extends to April 1, 2008. The Agreement also gives Western Goldfields the option to purchase up to 250,000 Timberline shares at a price of $0.65 per share, through April 1, 2008.

A royalty of 2% of the NSR will be paid to Western Goldfields on any production from the claims.

The Formal Agreement was signed on September 1, 2005. The Agreement incorporated all the terms of the LOI, with the exception of the initial payment, which was increased to $4,000 to reimburse Western Goldfields for the 2005 claim maintenance fees to the Bureau of Land Management (BLM), which were paid by Western Goldfields.

Nevada Properties

The Company controls six claim groups along the Walker Lane Mineral Belt in Nye and Mineral Counties, Nevada, all within a 15-mile radius of Paradise Peak Mine. These properties constitute a project area that can be worked concurrently, reducing drill mobilization and other exploration costs. The geology and exploration model for five of the claim groups is a volcanic-hosted, epithermal gold deposit. The sixth prospect is a distal skarn-type gold-silver-lead-zinc prospect.

The Company has conducted an initial surface exploration program on its Nevada properties, including the acquisition and compilation of available data, detailed geological mapping, and geochemical sampling. Future work may include geophysics, and air photo and remote sensing surveys. Analysis of the initial-phase data has resulted in prioritization of exploration targets, including selection of drill hole locations on several of the prospects. It is anticipated that second-phase exploration will include a drill program, subject to available funding.

Timberline is actively seeking joint venture partners for its Nevada properties, which would relieve it of substantial obligations while still maintaining an interest in the properties. There can be no assurance that Timberline will be successful in finding partners for its Nevada properties.

More detailed information on each project appears below.

Olympic Mine Prospect

The Olympic Mine Prospect was acquired in March 2004 from Sedi-Met, Inc. ("Sedi-Met"). The property includes the past-producing Olympic and Loo gold mines, as well as numerous surface prospect pits and shallow underground workings. Company geologists believe that the property potentially hosts bonanza-vein type gold mineralization similar to ores mined historically at the Olympic Mine, as well as for disseminated and structurally controlled mineralization similar to the Paradise Peak and Rawhide mine exploration models.

Land Status

The Olympic Mine Prospect consists of 117 unpatented lode mining claims located in portions of Sections 29, 30, 31, and 32, Township 9 North, Range 8 West, on federal land administered by the BLM in Mineral County, Nevada. The BLM serial numbers of the claims are NMC 794065-794070, 854932, and 863462-863517. The claims cover an area of approximately 2,340 acres.

Geology

Rocks in the immediate area consist of Oligicene-age altered rhyolite to andesite tuffs and intrusive plugs, dikes and sills of rhyolite to diabase composition. These rocks are cut by a series of sub-parallel, NW-trending strike-slip faults of the Walker Lane Structural Corridor and a set of NE-trending listric faults. Certain areas to the south are covered by unaltered dacitic tuffs and areas north of the claim group are covered by alluvium and Esmeralda-age water-lain volcanic tuffs.

Gold and silver mineralization at the Olympic Mine occurs in volcanic-hosted, epithermal, quartz-adularia-type veins, and as fracture filling within highly fractured, silicified and sericitized rhyolitic tuffs. A chalcedonic quartz vein at the Olympic Mine ranges in width from 2 to 7 feet and is reported to contain an envelope of lower grade mineralization 10 to 40 feet thick that was considered uneconomic during previous mining. Surface samples in the footwall of the vein show values up to 0.27 oz/ton gold and samples 15 feet into the hanging wall assayed 0.05 oz/ton gold. Older literature suggests that a "deeper, parallel quartz vein was encountered in the lower mine workings." The potential for discovering a gold deposit in the area of the Olympic Mine workings is strong.

South and east of the workings, there is also strong potential for structurally controlled and disseminated-type gold mineralization along the Omco Fault. This fault appears to be a major feeder structure as indicated by an alignment of surface gold anomalies (200 to 1,000 ppb gold) and quartz masses along a 2-mile strike length. There is also potential for discovery along a parallel structure at the Loo Mine on Trafalgar Hill, where sampling has returned values of up to 0.13 oz/ton gold.

Exploration History

Historical records credit the Olympic Mine with 40,000 ounces of gold production between 1917 and 1921. Ore was mined from a low angle, epithermal quartz vein that ranged from 2 to 7 feet thick and reportedly averaged 0.95 ounces per ton (oz/t) gold. Production was from three levels containing over 3,000 feet of underground workings that cover a rectangular shaped area 300 feet by 700 feet. An unknown amount of ore was mined at the Olympic and Loo mines during the late 1930s.

Cosmos Resources drilled a number of holes north and west of the Olympic Mine around 1980, also driving a short decline to access the historic mine workings. The program tested for a faulted extension of the Olympic Mine to the west, but did not test in the immediate area of the mine workings or to the east across the Omco Fault. The Company has access to most of the data generated by this exploration program which indicates widespread but sub-ore grade gold mineralization that strengthens toward the Olympic Mine.

In 1989, FMC Corporation drilled 20 or more holes approximately 1.5 miles south of the Olympic Mine. The Company is in the process of acquiring this data. Drill hole locations observed in the field indicate that FMC tested an altered area with fairly close-spaced drilling (1,000 feet by 2,000 feet) near a rhyolite plug, and drilled four or five wide-spaced drill holes in the extreme southern portion of the claim block.

Work Plan

Detailed work plans are still under development. Work plans will include an analysis of existing drill hole information and historic underground data. This information will be combined with detailed geologic mapping, rock chip and soil geochemical sampling, to define a phase-one drilling program. Cost estimates for an anticipated work plan at the Olympic Mine Prospect are approximately $100,000, which the Company intends to raise through outside equity financing. Timberline hopes to have a work plan in place by March 1, 2006.

Agreement Summary

The Olympic Mine Prospect was acquired under a Letter of Intent (LOI) between Timberline and Sedi-Met. The LOI was replaced with a formal Mineral Lease Agreement signed March 10, 2004. Terms of the Agreement include an initial payment of $15,000 and 10,000 shares of Timberline stock. Payments increase by $5,000 per year to a maximum of $40,000. The lessor retains a 3% NSR royalty that can be reduced to 2% for a cash payment of $500,000. The Agreement requires a first year work commitment of $50,000, which must include drilling.

On April 15, 2005, Timberline's Agreement with Sedi-Met for the Olympic Mine property was amended to reflect additional claims that had been added and a modification of the Area of Interest. The amendment allowed the Olympic Mine property to become contiguous with the Sun property to the south. The Sun claims are held by different owners (Howard Adams and David Miller). Other terms of the amended Agreement call for an annual payment of $20,000 on March 10, 2005, which has been made, and annual payments escalating to $40,000 by March 10, 2009. The Agreement calls for a 3% NSR royalty; 1% of the royalty can be purchased for $500,000 prior to October 9, 2007. A work commitment of $50,000, including five reverse-circulation (RC) drill holes, must be performed prior to March 9, 2006.

SUN, PAC, HD and ACE Prospects

The SUN, PAC, HD and ACE claim groups were acquired in a Letter of Intent (LOI) dated January 30, 2004 between Timberline and Howard Adams and J. David Miller. The LOI calls for an initial payment of $10,000, which has been made, and an additional payment of $12,000 due prior to April 30, 2004**,** which also has been made. Ten thousand shares of Timberline common stock were also issued to the vendors. The LOI calls for an initial work commitment of $50,000. A 3% NSR royalty can be reduced to a 1% NSR by the performance of specified work commitments and a cash payment of $500,000. Work commitments are $50,000 during the first lease year, $75,000 during the second lease year, and $100,000 during each year thereafter. These work commitments are applied to the four claim groups as a whole, and cover the total number of claims identified in the LOI.

On April 28, 2004, a Mineral Lease Agreement formalized the LOI. The Agreement was subsequently amended, as described below.

SUN Prospect

The SUN Prospect is an early-stage gold exploration project that potentially hosts volcanic-hosted, structurally-controlled and replacement-type gold and silver mineralization. The property is located along trend, two miles south of the Olympic Mine, and adjacent to the Mina Mine.

Land Status

The SUN Prospect consists of 47 unpatented lode mining claims located on federal land administered by the BLM in Mineral County, Nevada. The BLM serial numbers of the claims are NMC 860349-860369. The claims cover an area of approximately 940 acres.

Geology

The SUN project area lies between the Mina Mine gold system on the east and the Simon Lead-Silver District on the west. A major NW and WNW trending structure separates post-mineral tuffs from altered rhyolitic and andesitic volcanics near the Mina Mine, and altered and mineralized limestone at Simon. Post-mineral Esmeralda tuff covers these receptive units over an area west and south of these structures and includes a large portion of the SUN Claims. Geochemical rock chip sampling in both the volcanics and limestone around the margins of the tuffs are anomalous in gold (800 to 1,100 ppb), and the pathfinder minerals of arsenic (500 to 3,000 ppm), mercury (500 to 2,000 ppb) and antimony (25 to 70 ppm). The prospect potentially hosts epithermal vein and disseminated gold mineralization in the volcanics similar to the Mina Mine, and for vein/replacement gold mineralization in the limestone similar to the Lacana Gold Santa Fe deposit.

Exploration History

There have been several episodes of exploration at the nearby Mina Mine, most recently by Glamis Gold and MK Gold, in areas now covered by the SUN claims. Although several shallow holes have been drilled in the northern portion of the claim group, to the Company's knowledge, only one RC hole   has been drilled in the main target area. This hole was lost due to caving conditions, but the bottom 15 feet contained values up to 6,000 ppm arsenic, which could represent the top of an epithermal system.

Work Plan

Detailed work plans for the SUN Prospect are under development. The Company has initiated a program of detailed geologic mapping, geochemical sampling, and a remote sensing study as a first-phase that would likely be followed by drilling. Cost estimates for an anticipated work plan at the SUN Prospect are approximately $75,000, which the Company intends to raise through outside equity financing. Timberline hopes to have a work plan in place by March 1, 2006.

Agreement Summary

On April 14, 2005, the Company amended the Mineral Lease Agreement for the Sun, HD, ACE, and PAC unpatented mining claims. The amended Agreement segregated the Sun claims into a separate agreement, and then modified the Area of Interest of the Sun group to be compatible with the Area of Interest of the Sedi-Met agreement described above. The original payment under the Agreement was made on April 28, 2004 and consisted of $10,000 plus 10,000 shares of the Company's stock. Terms of the amended Agreement for the Sun claims include annual payments of $10,000, the first of which was made on March 30, 2005. Work commitments are $50,000 annually, and payment in cash may be made in lieu of the work expenditures. A 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $150,000 prior to October 1, 2006, and an additional 1% by a cash payment of $150,000.

The PAC Prospect

The PAC Prospect is an early exploration-stage gold project, interpreted to potentially contain a high-level, epithermal, precious-metal system. The rock type and geochemical signature are analogous to the exploration model at the Paradise Peak Mine, about 10 miles to the west.

Land Status

The PAC Prospect consists of 25 unpatented lode mining claims, located on federal land administered by the BLM in Nye County, Nevada. The BLM serial numbers of the claims are NMC 860329-860341. The claims cover an area of approximately 500 acres.

Geology

Geology at the PAC claims consists of highly altered, felsic to intermediate volcanics cut by a swarm of heavily iron stained NW-trending quartz-breccia dikes in the eastern portion of the property. Limited exposures of a hypabyssal quartz-eye rhyolite occur on the west side and post mineral volcanic cover is found to the north. Rock chip sampling indicates the system is strongly anomalous in mercury (1,000 to 8,000 ppb in the volcanics) and anomalous in gold (up to 3.2 ppm or 0.10 oz/ton in the rhyolite).

Exploration History

The exploration history is unknown. There is field evidence that three or more RC holes were drilled on the property, probably during the 1980s.

<u>Work Plan</u>

The Company intends to conduct detailed geologic mapping, geochemical sampling, and a remote sensing study as a first-phase program that would likely be followed by drilling. Cost estimates for an anticipated work plan at the PAC Prospect are approximately $50,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

<u>HD Prospect</u>

The HD Prospect is an early exploration-stage gold project with alteration features and a geochemical signature indicative of a possible high-level epithermal precious metal system. The property lies along a NW-trending belt of intrusive rhyolite dome intrusions that are coincident with the Rawhide and Paradise Peak gold mines and the PAC claims.

<u>Land Status</u>

The HD Prospect consists of 23 unpatented lode mining claims, located in un-surveyed Section 19, T19N, R39E, on Federal land administered by the BLM in Nye County, Nevada. The claims cover an area of approximately 460 acres.

<u>Geology</u>

Rocks at the HD Prospect contain a silica sinter apron inter-layered with rhyolitic volcanics. Epithermal features include banded chalcedonic quartz and breccia infill, multi-stage silica veining and quartz after calcite. The sinter plunges southwesterly under post-mineral volcanics and pediment cover, and appears to be down faulted to the west. The claims are possibly along the eastern margin of a small caldera feature. Rock chip geochemistry indicates this to be a high-level mineralized system anomalous in mercury and arsenic with trace amounts of gold.

The high-level hydrothermal features, geochemistry, associated rhyolitic volcanic units and the presence of the inferred caldera suggest a rhyolite dome target that has been down-dropped to the west. This area represents a buried, untested target that may be similar to the Paradise Peak exploration model.

<u>Exploration History</u>

In 1984, Kennecott Exploration drilled three shallow RC holes along the northern margin of the sinter apron. The results of this drilling are unknown. In the mid-1980s, Homestake Mining Company held claims over the area and submitted a plan of operations to the BLM to drill several holes south and west of the sinter, but never completed the program.

<u>Work Plan</u>

The Company intends to conduct detailed geologic mapping and geochemical sampling as a first-phase program that would likely be followed by drilling. Cost estimates for an anticipated work plan at the HD Prospect are approximately $50,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

ACE Prospect

The ACE Prospect is an early exploration-stage gold prospect that lies along the projected strike extension of the gold-bearing quartz vein system of the Warrior Mine. The property potentially hosts gold-bearing vein structures and possible replacement mineralization beneath a low angle thrust.

Land Status

The ACE Prospect consists of 17 unpatented lode-mining claims, located in unsurveyed Section 6, T9N, R37E, on Federal land administered by the BLM in Nye County, Nevada. BLM serial numbers are NMC 860370-860374, 856535, 867305-867309, and 892089-892093. The claims cover an area of approximately 340 acres.

Geology

The ACE Claims are located in an area of low relief that contains about 20% outcrop. They are staked over exposures of silicified breccia that is inferred to be the trace of a low-angle thrust fault, presumably the Luning Thrust. The thrust extends eastward over what is inferred to be the strike continuation of the Warrior Vein System. In this area, the thrust passes under younger, post-mineral volcanics and effectively covers the Warrior Vein System and older host rocks consisting of rhyolite to andesitic volcanics and Luning limestone. The silicified and mineralized breccia is interpreted as leakage of later-stage hydrothermal solutions along the thrust. Initial rock chip sampling indicates that these breccias are anomalous in gold (30 to 350 ppb) and strongly anomalous in mercury (1,000 to 6,000 ppb).

Exploration History

Texasgulf drilled three or more vertical RC holes in the early 1980s near the western edge of the claim group. Results of this drilling are unknown. Company geologists and prior owners believe the target is further to the east along the untested strike of the Warrior Vein System.

Work Plan

The Company intends to conduct detailed geologic mapping and geochemical sampling, along with an air photo and remote sensing study, as a first-phase program that would likely be followed by drilling. Cost estimates for an anticipated work plan at the ACE Prospect are approximately $40,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

Agreement Summary for the PAC, HD, and ACE prospects

On April 14, 2005, the Company amended the Mineral Lease Agreement for the HD, ACE and PAC unpatented lode-mining claims. The original Agreement, as described above, was executed on April 18, 2004. The amended Agreement reflected the addition of claims to the ACE and PAC claim groups. The initial payment under the original Agreement was $12,000, plus 10,000 shares of Timberline common stock. The consideration paid under the amended Agreement on April 14, 2005 was an additional $10,000 plus 20,000 shares of the Timberline common stock. Other terms of the amended Agreement include annual payments escalating to $25,000 by March 30, 2008. A 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $250,000 prior to October 1, 2007, and an additional 1% by a cash payment of $150,000. Work commitments are $30,000 annually, and payment in lieu of work expenditures can be made.

Downeyville (DOW) Prospect

In April 2005, Timberline entered into a Mineral Lease Agreement to acquire the Downeyville Prospect.

Land Status

The Downeyville unpatented lode mining claims (a.k.a. the "Dow" claims) are located in Nye County, Nevada, covering approximately 440 acres. The claims are located on federal land administered by the BLM.

Geology

The property is characterized by strongly oxidized shear controlled and replacement type mineralization that occurs throughout the claim group. A magnetic high southwest of the claim group under alluvial cover was discovered by an airborne geophysical survey, possibly representing a buried intrusive related to the distal base and precious metal mineralization seen on the claims. Persistent high-grade zinc grades from surface samples, and consistently elevated gold and silver values accompanied by pyrrhotite, magnetite, and tremolite-actinolite indicate the potential for proximal gold skarn mineralization, similar to that seen at the McCoy-Cove Mine.

Exploration History

Some minor past production has occurred on the property, as evidenced by the existing dumps. No data has been obtained regarding any recent exploration on the claim group.

Work Plan

The Company intends to conduct additional mapping and sampling to define drill targets during the initial exploration program. A geophysical survey may be used to search for buried targets. Cost estimates for an anticipated work plan at the Downeyville Prospect are approximately $50,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by September 30, 2006.

Agreement Summary

On April 14, 2005, the Company entered into a Mineral Lease Agreement for the Downeyville Prospect. Terms of the Agreement call for an initial payment of $12,000 plus 8,000 shares of Timberline common stock, both of which have been made. Annual payments are $10,000 beginning in 2006 and a 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $150,000 prior to October 1, 2008, and an additional 1% by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

The Sanger Mine Prospect

Land Status

The nine Sanger unpatented lode mining claims (a.k.a. the "S" claims) are located in Esmeralda County, Nevada, adjacent to and on-strike with the main mineralization developed in the Sanger Decline. The claims are subject to a Letter of Intent (LOI) between their owner, Renegade Exploration Company ("Renegade"), and Timberline, as described below. There are five additional unpatented lode-mining claims that control the portal of the decline into the Sanger Mine that are owned by a third party. Timberline is continuing negotiations with this party for an exploration agreement covering these claims.

Geology

The target geology at the Sanger Prospect is a silver-bearing vein, approximately 6 to 10 feet wide, grading approximately 9 to 20 oz/ton silver.

Exploration History

The Sanger Mine was developed by Inspiration Development Company during the 1970s. A decline was driven to the vein and small-scale mining was conducted before declining silver prices closed operations in the 1980s.

Work Plan

The initial work plan involves a review of the data developed during the exploration and decline development during the 1970s. Further work is dependent upon an agreement to acquire the adjacent Sanger Mine claims. If they can be acquired in the near future, then Timberline would pursue a preliminary work plan at Sanger by September 30, 2006. Cost estimates for an anticipated work plan at the Sanger Mine Prospect are approximately $50,000, which the Company intends to raise through outside equity financing. The cost of a second-phase is difficult to determine at this time, but would likely be in excess of $250,000.

Agreement Summary

On September 2, 2004, the Company signed a LOI with Renegade for the 9 Sanger Mine claims and reimbursed Renegade for recording and filing fee expenses. The LOI contemplated an initial payment for the claims, and preparation of a formal Mineral Lease Agreement, once the other adjacent property was acquired. Thus far, the Company has been unsuccessful in acquiring the adjacent property. On August 21, 2005, the company amended and re-stated the LOI, extending its term for an additional year, to August 21, 2006. The Company made a $1,000 cash payment as partial consideration for the amended LOI. The Company will continue to pay the claim maintenance fees, until such time as the adjacent property is acquired, when the LOI will be converted to a formal Agreement.

Idaho Gold Properties

Spencer Prospect

The Company acquired the Spencer Prospect in February 2004 by assignment of a State of Idaho Mineral Lease. This prospect is considered an early-stage, volcanic-hosted, epithermal gold occurrence.

Preliminary studies indicate that the property potentially hosts buried epithermal gold and silver mineralization. Surface geochemical values are indicative of a high-level epithermal system with anomalous values in mercury, arsenic, silver, and gold. Spencer is located within a NE-trending belt of rhyolite volcanics that are known to host epithermal gold-silver mineralization. Approximately six miles northeast of Spencer is the Kilgore gold deposit. Kilgore is a volcanic-hosted epithermal gold deposit that contains an indicated and inferred resource of 487,000 ounces gold, as reported by the current owner in September 2003. This deposit was initially developed by Placer Dome and Echo Bay Mines in the mid to late-1990s and is now controlled by Kilgore Minerals Ltd.

Land Status and Agreement Summary

The Spencer Prospect is held by State of Idaho Department of Lands Mineral Lease No. 9347. The Mineral Lease was issued to a prior Director of Timberline, who assigned it to the Company for consideration of common stock and approximately $3,000 in expenses.

The prospect is located in Section 16, Township 12 North, Range 37 East, in Clark County, Idaho. The lease covers an area of approximately 640 acres. The lease calls for payments to the State of Idaho of $640 annually. Royalties on production of previous metals are 5% of the gross receipts from the sale of minerals produced, less reasonable transportation, smelting and treatment costs.

Geology

The area is underlain by Miocene-age felsic volcanic tuffs, pyroclastics, flows, and rhyolite flow domes that occur along the northern flank of the Snake River Plain and the northern margin of the Kilgore Caldera. These rocks overlie Cretaceous sedimentary rocks and are overlain in places by younger basalts and Pliocene-age rhyolite ash-fall tuffs. Faulting occurs as NNW-trending basin and range faults and a major NE-trending structural event. Mineralization and alteration consist of NNW-trending epithermal quartz veins, fault zones with chalcedonic-filled hydrothermal breccia, local areas of opaline-chalcedonic sinter, and pervasive silicification of a rhyolite tuff unit.

Exploration History

Work to-date consists of local and regional geologic mapping and sampling. There was considerable interest in the region during the early-1980s and mid-1990s, however to the Company's knowledge this property has never been drilled. The only recorded production in the immediate area is gem quality opals that are produced from private lands located immediately north of the property.

Work Plan

The Company has performed a first-phase exploration program consisting of reconnaissance scale geological mapping and rock chip and soil geochemical sampling. Future work may include more detailed mapping and sampling, and possibly a geophysical survey, to help define drill targets. A second-phase program consisting of initial drilling is planned once targets have been selected. Cost estimates for an anticipated work plan at the Spenser Prospect are approximately $75,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by by October 1, 2006.

Montana Copper-Silver Properties

Minton Pass, East Bull, Standard Creek and Lucky Luke Prospects

The Company located unpatented lode mining claims on the Minton Pass Prospect in February 2004 and on the East Bull, Standard Creek and Lucky Luke prospects in mid-2004. All four properties are interpreted as sediment-hosted copper-silver occurrences located in the Revett Formation of the Montana Copper-Silver Belt. All four properties are early-stage exploration prospects.

In the 1970s and 1980s, major exploration companies identified several copper-silver occurrences within the Montana Copper-Sulfide Belt, and successfully outlined three world-class ore bodies, including Troy, Rock Creek and Montanore. These quartzite-hosted deposits are characterized by their lateral extensive size and continuity of mineralization. The Troy Mine produced 390 million pounds of copper and 44 million ounces of silver from 1981 to 1993, and the undeveloped Rock Creek deposit is reported to contain 136 million tons of ore averaging 0.74% copper and 1.67 oz/ton silver over an average mining thickness of 20 feet. Many of the occurrences, including the four held by the Company, were evaluated in only a cursory manner during the previous exploration.

Land Status

The Minton Pass and Lucky Luke prospects both consist of 20 unpatented lode-mining claims located on federal land in Sanders County, Montana. The Standard Creek prospect consists of 24 unpatented lode mining claims, and the East Bull prospect consists of 19 unpatented lode mining claims, located on federal land in Lincoln County, Montana. All of these claims have been filed with the BLM and their serial numbers can be found in Exhibits that are included with this filing.

The claims were staked by Timberline and are not subject to any underlying production royalty.

Geology

Metasedimentary rocks of the Precambrian Belt Supergroup underlie the area. Outcropping rocks consist of a sequence of argillites, siltstones, and quartzites representing the basal portion of the Wallace Formation, the St Regis Formation, Revett Formation, and the upper portion of the Burke Formation. Locally, these rocks strike northwest with a shallow westerly dip. Major faulting associated with the mineralization is generally north-northwest. Disseminated bornite with secondary chrysocolla and malachite is reported to occur within a specific quartzite horizon of the Revett Formation. The target and exploration model at Minton Pass is a Revett-class, sediment-hosted copper-silver deposit.

Exploration History

Minton Pass is a copper-silver occurrence first recognized during the early exploration phase of the Montana Copper-Sulfide Belt. BLM records show that Kennecott Exploration Company maintained a core group of claims at Minton Pass from 1966 until 1992. Two other mining companies held claim groups in the immediate area during this time period. There has been no documented activity in the area since 1992.

At least five drill holes were drilled on or near the claim group during the 1970s and 1980s, the results for which are not readily available. A 1971 geologic report indicates that mineralized outcrops of Revett quartzite containing bornite and other copper minerals could be traced for about one mile along strike of the outcrop. A short adit was driven to expose the mineralization. Sampling results showed a stratagraphic thickness of 16.7 feet that averaged 0.70% copper and 1.78 oz/ton silver.

The Standard Creek, East Bull and Lucky Luke prospects were staked and explored by U.S. Borax and Kennecott Exploration Company during the 1980s and early 1990s. The properties were mapped and sampled, but no significant drilling was undertaken. Timberline has acquired the mapping and sampling data from the U.S. Borax program.

<u>Work Plan</u>

Detailed work plans for these properties have not been developed, due to the lease of the properties to Sterling Mining Company ("Sterling"). The Sterling lease is discussed below. It is anticipated that the prospects initially would require detailed geological mapping, soil and rock chip geochemical sampling, in order to define targets for a preliminary drilling program. All phases of this work plan are dependent on the lessee, Sterling Mining Co.   If undertaken by Sterling, the work plan could be completed by October 30, 2007. The cost of the work is expected to be $50,000. As long as Sterling retains the lease on these properties, the work program and any exploration expense would be paid by, and at the performed at the discretion of Sterling.

<u>Lease Agreement with Sterling Mining Company</u>

On November 26, 2004, the Company signed a Mineral Lease Agreement with Sterling for a twenty-year lease on the four claim groups described above. Consideration for the Agreement included a cash payment of $19,600 for expenses incurred in staking the claims, and forgiveness of loans totaling $65,000 in principal and accrued interest of $2,669. The Agreement calls for Sterling to make annual lease payments of $5,000 per claim group retained in the Agreement, beginning on June 1, 2007, and to pay a 1% NSR royalty on any production from the claims that are subject to the Agreement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by Directors, Officers, and persons who hold 5.0% or more of the outstanding common stock of Timberline based upon the 7,275,825 shares of our common stock that were issued and outstanding on September 2, 2005. Also included are the shares held by all Directors and Officers as a group.

Name and Address	Shares Beneficially Owned	Options Beneficially Owned	Class of Shares Owned	Percentage of Class Owned**
Stephen Goss(a)(1) 36 W. 16th Avenue Spokane, WA 99203	150,500	100,000	Common	3%
Tom Gurkowski(b)(2) 3626 S. Smith Street Spokane, WA	45,000	25,000	Common	*
Vance Thornsberry(c)(3) 5701 Shawnee Drive Spokane, WA 99208	120,000	50,000	Common	2%
Eric Klepfer (c)(4) 13058 Sherwood Court Hayden Lake, ID 83835	50,500	10,000	Common	*
Paul Dircksen (c)(5) 1212 Ash Street Coeur d'Alene, ID 83814	40,000	150,000	Common	2%
PENN LITS, LLC (6) P.O. Box 1889 Coeur d'Alene, ID 83816	368,975	0	Common	5%
Laurence Rudnicki 17845 Barrington Court Monument, CO 80132	408,750	12,500	Common	6%
John Swallow(c)(7) 905 S. Jarvis Road Coeur d'Alene, ID 83814	2,425,249	500,000	Common	38%
Noren Family Trust 98 Bellbrook Way Atherton, CA 94027	500,000	0	Common	7%
All Directors and Officers as a group (6 persons)	2,851,249	835,000	Common	46%

---

*   less than 1%.

**   The percentages listed for each shareholder assume the exercise by that shareholder only, of his or its entire option and thus include the shares underlying said option. However, the percentages do not assume the exercise of all options by all the shareholders holding options.

(a) Officer and Director

(b) Officer only

(c) Director only

(1) An option to purchase 100,000 shares was issued to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(2) An option to purchase 25,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(3) An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(4) An option to purchase 10,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(5) An option to purchase 150,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(6) Includes 225 shares owned by an affiliate of this shareholder, Pennaluna & Company.

(7) The shares and options (warrants) are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Chairman of the Board of Directors. Warrants granting the right, but not the obligation, to purchase 500,000 shares were issued to this shareholder on June 6, 2005 with an exercise price of $0.40 per share. The warrants expire on June 6, 2007.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving Timberline are as follows:

Name	Age	Positions Held and Tenure
John Swallow	38	Chairman of the Board of Directors since August 2005
Stephen Goss	54	President, Chief Executive Officer, Principal Operating Officer and Director since January 2004
Tom Gurkowski	64	Secretary, Treasurer and Principal Accounting Officer since January 2004
Vance Thornsberry	57	Director since January 2004
Eric Klepfer	48	Director since January 2004
Paul Dircksen	56	Director since January 2004

The Directors named above will serve until the next annual meeting of Timberline's stockholders presently scheduled for on or about September 23, 2006 . Thereafter, Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. However, the Company has consulting agreements with Mr. Goss, its president, and Mr. Dircksen, a Director, the terms of which are described below in each's biographical information.

There are no arrangements or understandings between the Directors and Officers, or any of them, and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer.

The Directors and Officers of Timberline devote their time to Timberline's affairs on an as needed basis. However, the actual amount of time that each will devote to Timberline's affairs is unknown and will vary substantially from month to month.

Biographical Information

John Swallow   Mr. Swallow is an independent business consultant and investor. He has been Timberline's Chairman since August 2005. Mr. Swallow brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. He is a licensed residential real estate appraiser in the State of Idaho and is the owner and operator of Coeur d'Alene Appraisals, a real estate appraisal firm, which he began in February 1994. Mr. Swallow was formerly President and a Director of Sterling Mining Company, resigning as a Director in November 2003. Mr. Swallow holds a B.S. Degree in Finance from Arizona State University.

Stephen Goss	Mr. Goss has over twenty years of experience in the mining and exploration industry, primarily as a landman for The Bunker Hill Company, U.S. Borax, and Kennecott Exploration Company. He is a Certified General Real Estate Appraiser in the State of Washington. Since November 2000, Mr. Goss has been employed as a Right of Way Agent and real estate appraiser for the Washington State Department of Transportation. Mr. Goss was formerly President of Palouse Resources, and Vice President of its successor company, United Minerals, both of which were private mineral exploration companies. He holds a B.S. Degree in Geography from the University of Missouri at Kansas City and an M.S. Degree in Geography from the University of Idaho.
	Mr. Goss currently has a consulting contract with Timberline for administration and management of the Company. The contract provides for payment of $40 per hour.
Thomas Gurkowski	Mr. Gurkowski has over forty years of financial experience, serving in a variety of accounting, management, and executive positions. He has focused on accounting and tax work since 1981 and is has served as President of Inland Empire Tax Service of Spokane since 1999. Mr. Gurkowski holds a B.S. Degree in Finance from the University of Wisconsin and an M.B.A. from Gonzaga University.
Vance Thornsberry	Mr. Thornsberry is a Registered Professional Geologist with 35 years of experience in the mining and exploration industry. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. From 1997 to 2003, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC, and Romarco Minerals. Mr. Thornsberry is currently Vice-President of Exploration for North American Gold Corporation. He holds a B.S. in Geology from the University of Missouri at Rolla.
Paul Dircksen	Mr. Dircksen has 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. Working in the United States and internationally, he has been involved in the discovery of nine new gold deposits, seven of which are now producing mines. Between 1987 and 2003, Mr. Dircksen has held senior management positions, including President and Chief Operating Officer, with Orvana Minerals Corporation, Bravo Venture Group, and Brett Resources. Since 2003, Mr. Dircksen has consulted for a variety of exploration companies. He holds a B.S. Degree in Mine Engineering and an M.S. in Geology from the University of Nevada, Reno.
	Mr. Dircksen currently has a consulting contract with Timberline for geologic evaluation and marketing of the Company's mineral properties. The contract provides for payment of $400 per day or $50 per hour.

Eric Klepfer	Mr. Klepfer has over 22 years of experience in the mining and exploration industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, and Coeur d'Alene Mines. From 1995 to 2003, Mr. Klepfer was the Vice President of Operations and Technical Services with Earthworks Technology. He is currently President of Klepfer Mining Services and Vice-President of Operations of Mines Management, Inc. Mr. Klepfer holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

Conflicts of Interest

The Directors and Officers of Timberline will not devote more than a portion of their time to the affairs of the company. There may be occasions when the time requirements of Timberline conflicts with the demands of his other business and investment activities. Such conflicts may require that Timberline attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Timberline.

September 23, 2005 Annual Meeting of Shareholders

On September 23, 2005, we conducted our annual meeting of shareholders in Post Falls, Idaho at which time the following corporate actions were approved by a required vote of shareholders:

- The re-appointment of the above listed directors for a term of one year or until the next annual meeting of shareholders;
- Adoption of the Company's 2005 Equity Incentive Plan (See Part III, Item I, Exhibit 10.13.); and
- Appointment of Williams & Webster, P.S. as the Company's certified public accountants.

ITEM 6. EXECUTIVE COMPENSATION.

For the fiscal year ended September 30, 2004, no Executive Officer, consultant or employee received total annual compensation (salary, bonus and/or compensation in the form of equity) in excess of $100,000. Currently, no Officer, consultant or employee is being compensated at a rate in excess of $100,000 per year. The table below summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer by any person for all services rendered in all capacities to us for the fiscal year ended September 30, 2004.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Compensation in the Form of Equity ($)
Stephen Goss	2004	$16,222*	$5,000	$36,000
President, Chief	2005	$21,260*	$0	$0
Executive Officer				
And Director				

* Not salary, but compensation under a consulting agreement

Consulting Agreements with Certain Directors

We have consulting agreements with two of our Directors, Stephen Goss, who is also our President and Chief Executive Officer, and Paul Dircksen. Mr. Dircksen's contract covers geologic evaluation and marketing of the company's mineral properties. In 2004, Vance Thornsberry, a Director, also held a consulting agreement with the company for geologic work, and received a bonus for the acquisition of the company's Nevada mineral properties. Mr. Thornsberry remains a Director of the company but is no longer providing geologic consulting to the company and thus does not have a current contract. In 2004 and continuing in 2005, Bill Hoyt, a Director from January 2004 to July 2005, held a consulting contract with the company for website maintenance and public relations work. Mr. Hoyt is being paid $25 per hour under his contract.

The Goss Agreement

Effective January 1, 2005, Mr. Goss entered into a consulting services agreement for a term of one year, under which he is to provide general executive and administrative services to the company, as well as provide us an office and maintain its corporate files and records. Under this agreement, he is to be compensated at the rate of $40 hour, up to a maximum of $320 per day, and reimbursement of reasonable expenses. To date, Mr. Goss' monthly compensation under this agreement has varied from $2,000 to $3,000.

The Dircksen Agreements

Effective January 1, 2005, Mr. Dircksen entered into a consulting services agreement for a term of one year, under which he is to provide general business, geological and investor relations services to the company, as well as serve as a director. Under this agreement, he was to be compensated at the rate of $6,000 per month. However, this agreement was cancelled, and the parties entered into a new consulting services agreement effective April 1, 2005, and terminating December 31, 2005. The new (current) agreement is identical to the first except that Mr. Dircksen has agreed to have his compensation reduced so that he is now compensated at a rate equal to $50 per hour, up to a maximum of $400 per day, and reimbursement of reasonable expenses. Under the first agreement, Mr. Dircksen received $6,000 per month for the months of January, February and March 2005. Under the new agreement, commencing in the month of April 2005, his monthly compensation has varied from $0 to $6,000.

Copies of all consulting agreements are included in this Form 10SB Registration Statement. See Part III, Item 1, Exhibits 10.11 and 10.12.

Directors' Compensation

Directors receive no monetary compensation for their work for the company. All Directors have been granted incentive stock options as compensation. (See Item 7. Certain Relationships and Related Transactions below.) Certain Directors have held consulting agreements with the company, as described above, but these agreements covered work that was in addition to their role as Director of the Company.

Stock Incentive Plans

In February 2004, our Board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to Directors, employees and others rendering services to the Company. During the fiscal year ended September 30, 2004, no stock options were granted under this plan.

In February 2005, our Board adopted the 2005 Stock Incentive Plan. This plan authorizes the granting of up to 750,000 non-qualified stock options to Officers, Directors, and consultants. As of June 30, 2005, 412,500 options have been granted to ten individuals at an exercise price of $0.56 per share, with options vesting incrementally through February 7, 2006. At June 30, 2005, 110,000 of these options were exercisable. The options have been deemed by the Company to have a value of approximately $0.14 per option to the recipients. See "Item 7. Certain Relationships and Related Transactions", below.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since the commencement of our exploration stage in January 2004 (i.e. when a new management team took control of our company) but prior to the date of this registration statement, Timberline issued to its Officers and Directors, and to other shareholders, a total of 2,595,500 shares of Common Stock for a total of $679,000 in cash. In conjunction with the issuance of 500,000 of these shares, warrants to purchase 500,000 additional common shares have also been issued and are outstanding. The exercise price of these warrants is $0.40 per share. If all such warrants were exercised, of which we cannot be assured, we will receive an additional $200,000. In addition, in that same time frame, we have issued 600,000 shares of common stock for to officers, directors and consultants for contributions of property, services or other assets, which we have valued at $0.24 per share, or $144,000**.**

We have issued 48,000 shares for property acquisitions (to D. Miller, H. Adams and Sedi-Met) that we have valued at $16,500. We have issued an additional 50,000 shares to Western Goldfields as consideration for a Mineral Lease Agreement, which we have valued at $20,000, based on the current market price of around $0.40 per share for our stock. If the Agreement remains in effect, we will issue Western Goldfields an additional 75,000 shares in April 2006, 100,000 shares in April 2007, and 150,000 shares in April 2008. Similarly, we have granted Western Goldfields the right to exercise warrants to purchase our common stock as a condition of the Agreement. A total of 250,000 warrants were issued. The exercise price of these warrants is $0.65 per share. If all of these warrants were exercised, of which we cannot be assured, we will receive an additional $162,500. The warrants are effective until April 1, 2008.

We have also issued 500,000 warrants to Cougar Valley, LLC, a company controlled by our Chairman, John Swallow. These warrants grant the holder the right, but not the obligation, to purchase 500,000 shares at $0.40 per share. The warrants are effective until June 6, 2007. If these warrants are exercised, of which we cannot be assured, we will receive an additional $200,000.

Specific details regarding the issuance of shares, including the dates and amounts issued, can be found in Part 2, Item 4, pages 54-58.

Certificates evidencing the Common Stock issued by Timberline to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders. If all outstanding warrants are exercised, of which we have no assurance, we will receive a total of $362,500 in additional capital.

Except as indicated herein, no Officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we have believed that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related. These related party transactions are as follows:

In 2004, the company was assigned the State of Idaho Mineral Lease for the Spencer property from James Ebisch, who was a Director of the company at that time. The assignment was on very favorable terms, and was considered a contribution by Mr. Ebisch during the start up of the company, for which he received other equity compensation. Mr. Ebisch retains no overriding royalty on the Spencer prospect, but will regain control of the property if Timberline elects to terminate its interest in the Spencer prospect.

In February 2004, we adopted the 2004 Non-Qualified Stock Grant and Option Plan. However, no options were granted under this plan. However, in February 2005, we adopted the 2005 Stock Incentive Plan. Under this plan we have granted 412,500 options to the following individuals that are exercisable at $0.56 per share. One share of common stock is issuable upon the exercise of one option. These options vest over a period ending February 7, 2006. As of June 30, 2005 110,000 of these options had vested. The grantees and their relationships to the Company are:

Name and Position	Options Granted
Stephen Goss, President and Director	100,000
Vance Thornsberry, Director	50,000
Paul Dircksen, Director	150,000
Eric Klepfer, Director	10,000
Tom Gurkowski, Secretary-Treasurer	25,000
Bill Hoyt, former Director	25,000
Art Glover, geologic consultant	20,000
Wayne Reich, graphic design consultant	10,000
Sandra Powers, geologic consultant	10,000
Larry Rudnicki, public relations consultant and principal shareholder	12,500

During the year ended September 30, 2004 and the nine-months ended June 30, 2005, we incurred $70,962.50 and $56,860.00, respectively, for consulting services provided by five directors of Timberline.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

Timberline is authorized to issue 100,000,000 shares of Common Stock. As of September 2, 2005, there are 7,266,125 shares of common stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of Timberline, holders of common stock are entitled to receive, ratably, the net assets of Timberline available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Timberline's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Timberline is authorized to issuance of 10,000,000 shares of preferred stock, $.01 par value. The Board of Directors of Timberline is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Timberline. Timberline anticipates that preferred stock may be utilized in the future for making acquisitions.

Transfer Agent

The Company's transfer agent for its common stock is Columbia Stock Transfer Company, 421 Coeur d'Alene Avenue, Suite 3, Coeur d'Alene, ID 83814, telephone number: 208-664-3544.

Reports to Stockholders

Timberline plans to furnish its stockholders with an Annual Report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Timberline may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Timberline intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange. Our shares are traded between stockholders and third parties on an individual transaction basis and trading prices are published in the "pink sheets," a quotation service that displays sale prices, and volume information for transactions with market makers in over-the-counter ("OTC") equity securities. All such quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

Based on information obtained from the pink sheets, the high and low bid quotations for the common stock for each of the quarters of our fiscal years ended September 30, 2003 and September 30, 2004, and the three quarters ended June 30, 2005 — the first three quarters of our 2005 fiscal year—are set forth in the table below, after giving effect to the Company's January 2004 one for four reverse common stock split:

| | Price Range | |
	High($)	Low($)
Quarter ended 12/31/02(1)	N/A	N/A
Quarter ended 3/31/03 (2)	N/A	N/A
Quarter ended 6/30/03 (2)	N/A	N/A
Quarter ended 9/30/03 (2)	N/A	N/A
Quarter ended 12/31/03 (2)	N/A	N/A
Quarter ended 3/31/04	$1.75	$1.30
Quarter ended 6/30/04	$1.40	$0.75
Quarter ended 9/30/04	$1.05	$0.75
Quarter ended 12/31/04	$0.70	$0.56
Quarter ended 3/31/05	$0.66	$0.55
Quarter ended 6/30/05	$1.00	$0.35

(1)   Quotation information is not available prior to December 17, 2002.

(2)   Prior to February 2004, the Company was known as Silver Crystal Mines, Inc. and was inactive and not traded on any recognized exchange.

Currently, there are seven broker-dealers making a market in our common stock. On September 19, 2005, the closing bid and asked prices of our common stock as published on the pink sheets were $0.42 and $0.51 per share, respectively.

Holders

As of September 19, 2005, there were 564 holders of record of the Company's Common Stock.

Dividends

We have not paid any cash dividend to date, and we have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors and to certain limitations imposed under the Idaho Business Corporations Act. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operation, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

ITEM 2. LEGAL PROCEEDINGS.

Timberline is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Timberline and no owner of record or beneficial owner of more than 5.0% of our securities or any associate of any such Director, Officer or security holder is a party adverse to Timberline or has a material interest adverse to Timberline in reference to pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Within the last three years, Timberline has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

	NAME AND STATE OF RESIDENCE	$ AMOUNT*	SHARES	DATE
1.	Russell Smith	$10,000	25,000	4/15/04
	Georgina Smith	$10,000	25,000	1/31/05
	Washington State			
2.	Zach Anderson	$8,000	20,000	4/15/04
	Arizona			
3.	William A. MacPherson	$2,000	5,000	4/21/04
	Darlene J. Macpherson (JTWROS)			
	California			
4.	James F. Ebisch	$2,000	5,000	4/26/04
	Washington State			
5.	Brian A. Cook	$10,000	25,000	4/29/04
	California			
6.	Barry E. Powell	$10,000	25,000	4/20/04
	Kyleen Powell (JTWROS)			
	California			
7.	James A. Powell	$10,000	25,000	4/29/04
	California			
8.	Ray Demotte	$5,000	12,500	4/29/04
	Idaho			
9.	Walter Holzinger	$5,000	12,500	5/12/04
	Ophelia Holzinger	$5,000	12,500	1/14/05
	California			

NAME AND STATE OF RESIDENCE	$ AMOUNT*	SHARES	DATE
10. J.W. and Tillie Loucks Trust Washington State	$3,000 $3,000	7,500 7,500	5/12/04 2/05/05
11. James J. Swab Revocable Living Trust Pennsylvania	$16,000 $16,000	40,000 40,000	5/12/04 1/21/05
12. James E. Kirkham, Jr. Texas	$8,000	20,000	5/20/04
13. Kaspar W. & Berta Holzinger Trust California	$5,000 $15,000	12,500 37,500	5/20/04 1/21/05
14. Noren Family Trust California	$100,000 $100,000	250,000 250,000	5/20/04 1/24/05
15. W. Frank Badgett North Carolina	$4,800	12,000	6/04/04
16. Robert Julius Stunda Minnesota	$5,000	12,500	6/04/04
17. Lloyd C. Viles Washington State	$10,000	25,000	6/15/04
18. Kasper W. & Berta Holzinger Living Trust California	$10,000	25,000	6/15/04
19. Borsting Family Trust California	$5,000 $5,000	12,500 12,500	7/07/04 1/31/05
20. Wesley E. Varney Washington State	$4,000	10,000	7/07/04
21. Thomas R. & Janice M. Gurkowski Washington State	$4,000	10,000	7/07/04
22. John L. Sheldon Montana	$5,000 $5,000	12,500 12,500	7/07/04 1/27/05
23. Lincoln J Harold Trust Mary L. Harold Trust Lincoln J. Harold & Mary L. Harold Revocable Living Trust U/A Dated 9/16/97 New Jersey	$4,200	10,500	7/15/04
24. Peter B. Smith Arkansas	$6,000 $6,000	15,000 15,000	7/15/04 2/01/05
25. Fiserv Securities F.B.O. Roscoe Eversole IRA Idaho	$15,000 $10,000	37,500 25,000	7/13/04 1/27/05

NAME AND STATE OF RESIDENCE	$ AMOUNT*	SHARES	DATE
26. Silver Valley Partners LLC Washington State	$40,000	100,000	7/28/04
27. Roger A. VanVoorhees Texas	$10,000 $10,000	25,000 25,000	7/28/04 1/24/05
28. Barbara E. Heldridge Texas	$10,000 $10,000	25,000 25,000	7/28/04 1/28/05
29. Mountain Gold Exploration Nevada	$10,000 $10,000	25,000 25,000	7/28/04 1/30/05
30. Jean-Pierre Zombek Belgium	$10,000 $5,000	25,000 12,500	7/28/04 2/01/05
31. Sean Rakhimov New York	$4,000	10,000	8/04/04
32. Thomas Szabo California	$6,000	15,000	8/04/04
33. Timothy Major Idaho	$2,000	5,000	2/04/05
34. Oren & Joan Hueck South Carolina	$10,000	25,000	2/01/05
35. Cougar Valley LLC Idaho	$100,000	500,000	6/07/05
36. John C. Swallow Washington State	$35,000	140,000	8/24/05
37. Paul Dircksen Idaho	$10,000	40,000	8/24/05
38. Laurence A. Rudnicki Colorado	$10,000	40,000	8/24/05
39. Thomas R. Gurkowski Washington State	$2,500	10,000	8/24/05
40. Vance Thornsberry Washington State	$5,000	20,000	8/24/05
41. Robert Dumont Idaho	$25,000	100,000	8/24/05
Stock issued for cash (TOTALS)	**$766,500**	**2,297,500**	

Stock was issued to the following individuals through mineral lease agreements for exploration properties in Nevada. The stock was issued in addition to cash compensation.

42.	J. David Miller Nevada	5,000 14,000	3/04/04 5/11/05
43.	Howard Adams Nevada	5,000 14,000	3/04/04 5/11/05
44.	Sedi-Met, Inc. (A.E. Saucier) Nevada	10,000	5/24/04
45.	Western Goldfields, Inc. an Idaho corporation with corporate offices in Reno, Nevada	50,000	9/01/05
	Stock issued for mineral properties:	98,000*	

* For shares issued in consideration for services, property of other assets, to David Miller, Howard Adams and Sedi-Met, the Company has attributed a cash value to it equal to a total of $16,500. For the shares issued to Western Goldfields for property, the Company has attributed a cash value of $20,000.

Stock Issued In Connection with the January 2004 Change in Control

The Company issued 600,000 shares of its common stock to the then new officers and directors, and a geological draftsman (Wayne Reich) at the time of the take-over of its new management team as listed immediately below. The shares were issued for property, services or other assets provided after the change in control and were valued by the Company at $.24 per shares or $144,000.

46.	Stephen Goss Washington State	150,000	01/15/04
47.	Vance Thornberry Washington State	100,000	01/15/04
48.	Jim Ebisch Washington State	100,000	01/15/04
49.	Randy Anderson Washington State	100,000	01/15/04
50.	Bill Hoyt Kansas	50,000	01/15/04
51.	Eric Klepfer Idaho	50,000	01/15/04
52.	Tom Gurkowski Washington State	25,000	01/15/04
53.	Wayne Reich Washington State	25,000	01/15/04

Each of the sales listed above was made for cash, property, other assets or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) and/or the applicable rules under Regulation D of the Securities Act of 1933. Each person to whom shares were granted was an accredited, sophisticated or otherwise suitable investor as required under relevant exemption relied upon. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Timberline's transfer records. Furthermore, said sales should not be integrated in reliance upon the safe harbor interpretation of Rule 152 under which it is the view of the staff of the U.S. Securities and Exchange Commission ("SEC") that the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under that Section. Pennaluna & Co., a registered broker-dealer, effected some of the sales made for cash consideration listed above (i.e. a total of $579,000 of the cash sales) for which it was paid $57,900 in sales commissions. The remaining sales were made directly by the Company and no commissions were paid.

Registration Rights

We have no agreements to include any of the unregistered shares listed above in any future registration statement.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Amended and Restated Bylaws dated August 10, 2005 under Article 10, Section 10.1 provide for indemnification for certain individuals acting on behalf of the Company, including its Officers and Directors to the fullest extent permissible under the Idaho Business Corporations Act for liabilities incurred by reason of the fact that such person is or was acting in such capacity on behalf of the Company.

The Idaho Business Corporations Act, Sections 30-1-850 through 30-1-859, permits the Company to indemnify its Officers and Directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1) Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

    (a)   (i)   He conducted himself in good faith; and
         (ii)   He reasonably believed:
             (A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation; and
             (B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and
         (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b) He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2) A Director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

See our Articles of Incorporation and By-laws attached as exhibits to this Form 10-SB and incorporated in this document.

Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in then at and is, therefore, unenforceable.

Timberline does not have Officers' and Directors' liability insurance nor does it have any plans to obtain any.

TIMBERLINE RESOURCES CORPORATION
(An Exploration Stage Company)

FINANCIAL STATEMENTS



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

The Board of Directors
Timberline Resources Corporation
Spokane, WA

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Timberline Resources Corporation (an exploration stage company and State of Idaho corporation formerly known as Silver Crystal Mines) as of September 30, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from January 15, 2004 (inception of exploration stage) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources Corporation as of September 30, 2004 and 2003, and the results of its operations, stockholders' equity and cash flows for the years then ended, and for the period from January 15, 2004 (inception of exploration stage) to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues, limited resources and a large accumulated deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 25, 2005

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center ● 601 W. Riverside, Suite 1940 ● Spokane, WA 99201
Phone (509) 838-5111 ● Fax (509) 838-5114 ● www.williams-webster.com

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

BALANCE SHEETS

	June 30, 2005 (unaudited)	September 30, 2004	September 30, 2003
ASSETS			
CURRENT ASSETS			
Cash	$ 68,522	$ 111,155	$ 675
PROPERTY AND EQUIPMENT			
Equipment, net of depreciation	490	586	-
TOTAL PROPERTY AND EQUIPMENT	490	586	-
TOTAL ASSETS	$ 69,012	$ 111,741	$ 675
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 46,123	$ 35,233	$ -
Related party payables	3,601	8,677	-
Notes payable - related party	-	65,000	-
Accrued interest	-	1,922	-
TOTAL CURRENT LIABILITIES	49,724	110,832	-
COMMITMENTS AND CONTINGENCIES	-	-	-
STOCKHOLDERS' EQUITY			
Preferred stock, $0.01 par value; 10,000,000 shares authorized, 0 issued and outstanding	-	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized, 6,866,125, 5,783,125 and 4,253,000 shares issued and outstanding, respectively	6,866	5,783	4,253
Additional paid-in capital	2,826,347	2,428,598	2,011,680
Stock options and warrants	30,520	99,052	-
Accumulated deficit prior to exploration stage	(2,015,258)	(2,015,258)	(2,015,258)
Accumulated deficit during exploration stage	(829,187)	(517,266)	-
TOTAL STOCKHOLDERS' EQUITY	19,288	909	675
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 69,012	$ 111,741	$ 675

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS

	Nine Months Ended June 30,		Years Ended September 30,		Period from January 15, 2004 (Inception of Exploration Stage) to June 30, 2005
	2005	2004	2004	2003	
	(unaudited)	(unaudited)			(unaudited)
REVENUES	$ -	$ -	$ -	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES					
Mineral exploration expenses	225,586	104,721	364,320	-	589,906
Other general and administrative expenses	172,857	58,907	151,024	1,505	323,881
TOTAL EXPENSES	398,443	163,628	515,344	1,505	913,787
OPERATING LOSS	(398,443)	(163,628)	(515,344)	(1,505)	(913,787)
OTHER INCOME (EXPENSE)					
Lease income	87,269	-	-	-	87,269
Interest expense	(747)	(628)	(1,922)	-	(2,669)
TOTAL OTHER INCOME (EXPENSE)	86,522	(628)	(1,922)	-	84,600
LOSS BEFORE TAXES	(311,921)	(164,256)	(517,266)	(1,505)	(829,187)
INCOME TAX EXPENSE	-	-	-	-	-
NET LOSS	$ (311,921)	$ (164,256)	$ (517,266)	$ (1,505)	$ (829,187)
NET LOSS PER COMMON SHARE,					
BASIC AND DILUTED	$ (0.05)	(0.03)	(0.11)	nil	
WEIGHTED AVERAGE NUMBER					
OF COMMON SHARES OUTSTANDING,					
BASIC AND DILUTED	6,151,833	5,048,958	4,842,292	4,253,000	

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Stock and Warrants	Accumulated Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Total Stockholders' Equity
	Shares	Amount					
Balance, September 30, 2002	4,253,000 $	4,253 $	1,765,243 $	- $	(2,013,753) $	- $	(244,257)
Forgiveness of shareholder debt recorded as contribution of capital	-	-	246,437	-	-	-	246,437
Net loss for the year ended, September 30, 2003	-	-	-	-	(1,505)	-	(1,505)
Balance, September 30, 2003	4,253,000	4,253	2,011,680	-	(2,015,258)	-	675
Fractional shares issued in stock split	17,625	17	(17)	-			-
Shares issued for services at $0.24 per share	600,000	600	143,400	-	-	-	144,000
Sale of units in private placement at $0.40 per unit	892,500	893	257,055	99,052	-	-	357,000
Shares issued for mineral lease agreements	20,000	20	16,480	-	-	-	16,500
Net loss for the year ended, September 30, 2004	-	-	-	-	-	(517,266)	(517,266)
Balance, September 30, 2004	5,783,125	5,783	2,428,598	99,052	(2,015,258)	(517,266)	909
Warrants exercised, net of commissions of $21,700	555,000	555	298,797	(99,052)	-	-	200,300
Common stock issued for mining property leases	28,000	28	15,372	-	-	-	15,400
Common stock and warrants issued for cash at $0.20 per share	500,000	500	83,580	15,920	-	-	100,000
Vested portion of stock options granted	-	-	-	14,600	-	-	14,600
Net loss for the nine months ended, June 30, 2005 (unaudited)	-	-	-	-	-	(311,921)	(311,921)
Balance, June 30, 2005 (unaudited)	6,866,125 $	6,866 $	2,826,347 $	30,520 $	(2,015,258) $	(829,187) $	19,288

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

	Nine Months Ended June 30,		Years Ended September 30,		Period from January 15, 2004 (Inception of Exploration Stage) to June 30, 2005
	2005 (unaudited)	2004 (unaudited)	2004	2003	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net loss	$ (311,921)	$ (164,256)	$ (517,266)	$ (1,505)	$ (829,187)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:					
Depreciation	96	17	57	-	153
Common stock issued for services	-	144,000	144,000	-	144,000
Common stock issued for mineral agreements and leases	15,400	16,500	16,500	-	31,900
Stock options granted for consulting	14,600	-	-	-	14,600
Non-cash other income	(65,000)	-	-	-	(65,000)
Changes in assets and liabilities:					
Increase in prepaids	-	(10,500)	-	-	-
Accounts payable	10,890	-	35,233	-	46,123
Related party payable	(5,076)	-	8,677	-	3,601
Accrued interest, notes payable	(1,922)	629	1,922	-	-
Net cash used by operating activities	(342,933)	(13,610)	(310,877)	(1,505)	(653,810)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:					
Purchase of equipment	-	(643)	(643)	-	(643)
Net cash used by investing activities	-	(643)	(643)	-	(643)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:					
Proceeds from related party notes payable	-	65,000	65,000	1,700	65,000
Proceeds from sales of common stock	300,300	63,301	357,000	-	657,300
Net cash provided by financing activities	300,300	128,301	422,000	1,700	722,300
Net increase in cash and cash equivalents	(42,633)	114,048	110,480	195	67,847
Cash at beginning of period	111,155	675	675	480	675
Cash at end of period	$ 68,522	$ 114,723	$ 111,155	$ 675	$ 68,522
SUPPLEMENTAL CASH FLOW DISCLOSURES:					
Income taxes paid	$ -	$ -	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -	$ -	$ -
NON-CASH FINANCING AND INVESTING ACTIVITIES:					
Common stock issued for services	$ -	$ 144,000	$ 144,000	$ -	$ 144,000
Forgiveness of shareholder debt receivable as contributed capital	$ -	$ -	$ -	$ 246,437	$ -
Common stock issued for mineral agreement	$ 15,400	$ 16,500	$ 16,500	$ -	$ 31,900
Note payable paid by lease transfer	$ 65,000	$ -	$ -	$ -	$ 65,000
Stock options issued for consulting	$ 14,600	$ -	$ -	$ -	$ 14,600

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Timberline Resources Corporation (hereinafter "Timberline" or "the Company") was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production. Silver Crystal Mines operated and produced ore from the Silver Crystal (Ione) and Bear Top Mines in the Summit Mining District east of Murray, Idaho during the late 1960's and into the 1980's. During the 1990's, the Company entered a period of dormancy, which lasted until the change of control in January 2004. Effective February 2004, the Company's name was changed to Timberline Resources Corporation. The Company's fiscal year-end is September 30.

On January 15, 2004, at the same time as the change in control, the Company entered a new exploration stage coinciding with the acquisitions of new mining properties. Upon entering the new exploration stage, the Company did not continue owning or developing any properties it owned previously, nor has the Company re-acquired any previously owned properties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Interim Financial Statements
The interim financial statements for the periods ended June 30, 2005 and 2004 included herein have not been audited, at the request of the Company. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the period. All such adjustments are normal recurring adjustments. The results of operations for the period presented is not necessarily indicative of the results to be expected for the full fiscal year.

Accounting Method
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, "Exchanges of Nonmonetary Assets – an Amendment of APB Opinion No. 29", (hereinafter "SFAS No. 153"). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company's financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, "Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67" (hereinafter "SFAS No. 152"), which amends FASB Statement No. 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, "Accounting for Real Estate Time-Sharing Transactions"(hereinafter "SOP 04-2"). This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company's financial condition or results of operations.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, "Inventory Costs— an amendment of ARB No. 43, Chapter 4" (hereinafter "SFAS No. 151"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company's financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" (hereinafter "SFAS No. 123 (R)"). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 (R) establishes standards for the accounting for share-based payment transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

instruments or that may be settled by the issuance of those equity instruments. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based award, share appreciation rights and employee share purchase plans. SFAS No. 123 (R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grand date (with limited exceptions). That cost will be recognized in the entity's financial statements over the period during which the employee is required to provide services in exchange for the award. Management has not currently evaluated the impact of adoption on its overall results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that there was no impact to its financial statements from the adoption of this statement.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (hereinafter "SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", the last of which is effective June 30, 2003. These statements establish and clarify accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2005 and September 30, 2004 and 2003, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Exploration Stage
The Company has been in the exploration stage since January 2004. At that time, the Company effected a control change as well as acquired or began the process of acquiring new mining properties. The Company is not continuing to develop any of its previously owned properties, nor is it re-acquiring any properties that it owned in the years prior to the control change. The Company has realized limited revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon establishing the existence of proven reserves in one of its properties, the Company plans to actively prepare the site for extraction and enter a development stage.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and related party payables and loans payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2005 and September 30, 2004 and 2003.

Going Concern
As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $829,187. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management plans to seek additional funding by means of a private placement of the Company's stock to carry out exploration and development of its mineral properties acquired.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

Basic and Diluted Net Loss Per Share
Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted net loss per share were the same at June 30, 2005 and 2004 and at September 30, 2004 and 3003, as the Company has no stock equivalents outstanding.

Mineral Exploration and Development Costs
All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized if there is an appropriate supporting reserve study. If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (hereinafter "SFAS No. 109"). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2005 and September 30, 2004 and 2003, the Company had a net deferred tax asset calculated at an expected rate of 34% of approximately $966,000, $860,000, and $685,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at June 30, 2005 and September 30, 2004 and 2003.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

	June 30, 2005	September 30, 2004	September 30, 2003
Net operating loss carryforwards	$ 2,842,000	$ 2,532,000	$ 2,015,000
Deferred tax asset	$ 966,000	$ 860,000	$ 685,000
Deferred tax asset valuation allowance	$ (966,000)	$ (860,000)	$ (685,000)

At June 30, 2005, the Company has a net operating loss carryforward of approximately $ 2,842,000, which will expire in the years 2005 through 2025.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of June 30, 2005, this limitation is applicable to accumulated net operating losses of approximately $2,000,000, which were incurred prior to the change of ownership and would substantially limit the use of the Company's respective, existing losses. The change in the allowance account from September 30, 2004 to June 30, 2005 was $106,000.

The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is approximately five years. See Note 4.

Revenue Recognition Policy
The Company will recognize revenue from sales when there is persuasive evidence that an arrangement exists, services have been rendered, the seller's price to the buyer is determinable, and collectibility is reasonably assured.

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", defines a fair value-based method of accounting for stock options and other equity instruments. The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period. See Note 8.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 3 – MINERAL PROPERTY INTERESTS

On November 26, 2004, the Company signed a twenty year lease with Sterling Mining Company (as lessee) on four groups of unpatented lode mining claims (88 individual claims) located in Lincoln and Sanders County, Montana. The Company was paid cash of $19,600 and Sterling Mining Corporation forgave loans totaling $65,000 and interest of $2,669 for the lease of the property. The mineral lease agreement calls for Sterling to make annual lease payments of $5,000 per claim group retained in the agreement, beginning on June 1, 2007, and to pay a one percent (1%) net smelter return royalty on any production from the claims that are subject to the agreement. Income from this transaction is included on the financial statements as "lease income".

On December 1, 2004, the Company signed an earn-in agreement with Hecla Mining Company for the acquisition of patented mineral rights held by Hecla and 38 unpatented lode mining claims staked by the Company near the Snowstorm Mine, in Shoshone County, Idaho. The agreement calls for the Company to make exploration expenditures of $250,000 prior to April 30, 2007. After the Company has fulfilled its exploration requirement, it will submit a Phase 2 exploration program and budget to Hecla. If Hecla elects to participate in further exploration, the companies will form a joint venture, and Hecla will pay 51% of the subsequent program expenditures, with the Company funding the remaining 49%. If Hecla elects to withdraw from the venture after the Company's initial exploration expenditure is complete, Hecla will retain a four percent (4%) net smelter return royalty on any mineral production from the area of interest.

On April 15, 2005, the Company's mineral lease agreement with Sedi-Met, Inc., for unpatented mining claims located near the Olympic Mine in Mineral County, Nevada, was amended to reflect additional claims that had been added, and a modification of the area of interest. The amendment allowed the Sedi-Met property to be unitized with another group of claims (the Sun claims) located in the southern portion of the property. The Sun group is held by a different owner (Howard Adams and David Miller). Unpatented claims now subject to the Sedi-Met agreement total 112. Other terms of the amended agreement call for an annual payment of $20,000 on March 10, 2005 (which has been made) and annual payments escalating to $40,000 by March 10, 2009. The agreement calls for a three percent (3%) net smelter return royalty. One percent (1%) of the royalty can be purchased for $500,000 prior to October 9, 2007. A work commitment of $50,000, including five reverse circulation drill holes, must be performed prior to March 9, 2006 under the agreement.

On April 14, 2005, the Company amended the mineral lease agreement for the Sun, HD, ACE, and PAC unpatented mining claims, located in Nye and Mineral County, Nevada to segregate the Sun group of unpatented claims into a separate agreement, and to modify the area of interest of the Sun group to be compatible with the area of interest of the Sedi-Met, Inc. agreement described above. The original payment under the agreement was made on April 28, 2004 and consisted of $10,000 plus 10,000 shares of the Company's stock. Terms of the amended agreement for the Sun claims include annual payments of

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

$10,000, the first of which was made on March 30, 2005. Work commitments are $50,000 annually, and payment in cash may be made in lieu of the work expenditures. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2006, and an additional one percent (1%) by a cash payment of $150,000. The Sun claim group now totals 47 unpatented lode mining claims.

On April 14, 2005, the Company amended the mineral lease agreement for the HD, ACE and PAC unpatented lode mining claims. The original agreement, as described above, was executed on April 18, 2004. The amended agreement reflected the addition of claims to the ACE and PAC claim groups. There are 65 total claims now subject to the amended agreement. The initial payment under the original agreement was $12,000, plus 10,000 shares of the Company's common stock. The consideration paid under the amended agreement on April 14, 2005 was $10,000 plus 20,000 shares of the Company's common stock. (See Note 7.) Other terms of the amended agreement include annual payments escalating to $25,000 by March 30, 2008. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) by a cash payment of $150,000. Work commitments are $30,000 annually, and payment in lieu of work expenditures can be made. The claim groups covered by the amended agreement now total 65 unpatented lode mining claims.

On April 14, 2005, the Company entered into a mineral lease agreement for the Downeyville, Nevada property (the DOW unpatented lode mining claims). The mineral lease agreement covers 22 unpatented claims located in Nye County, Nevada. Terms of the agreement call for an initial payment of $12,000 plus 8,000 shares of the Company's common stock (which payment has been made). (See Note 7). Annual payments are $10,000 beginning in 2006. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2008, and an additional one percent (1%) by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

On September 2, 2004, the Company signed a letter of intent ("LOI") with Renegade Exploration, Inc. for 9 unpatented lode mining claims near the Sanger Mine, in Esmeralda County, Nevada. The Company reimbursed Renegade for the recording and filing fees on these claims. The LOI contemplated an initial payment for the claims, and preparation of a formal mineral lease agreement, once other adjacent property was acquired. Thus far, the Company has been unsuccessful in acquiring the adjacent property, and the conditions of the LOI have not been fulfilled. It is the intention of the Company and Renegade Exploration, Inc. to amend the LOI, such that the Company will continue to pay the claim maintenance fees on the 9 unpatented claims, until such time as the adjacent property is acquired, when the LOI will be converted to a formal mineral lease agreement. Subsequent to the date of the financial statements, the Company amended this letter of intent, extending it for one year. See Note 10.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

On March 29, 2005, the Company signed a letter of intent (LOI) with Western Goldfields, Inc., for the acquisition of an interest in 16 unpatented lode mining claims owned by Western Goldfields, lying adjacent to the Company's Snowstorm property. The proposed mineral lease agreement calls for an initial payment of $2,000, plus the issuance of 50,000 shares of Timberline common stock. Additional issuances of stock will be made from 2006 to 2008 (75,000 shares in 2006, 100,000 shares in 2007, and 150,000 shares in 2008) if the Agreement remains in effect. A royalty of two percent (2%) of the net smelter returns will be paid to Western Goldfields from any production from the claims.

The proposed agreement also calls for the Company to grant options to Western Goldfields to purchase up to 250,000 common shares of the Company's stock, at a price of $0.65 per share, from April 1, 2006 to April 1, 2008. The formal agreement has not been signed as of June 30, 2005, and no stock or options have been issued or granted to Western Goldfields. Subsequent to the date of the financial statements, the Company and Western Goldfields signed the mineral lease agreement. See Note 10.

On May 23, 2005, the Company signed a mineral lease agreement with Snowshoe Mining Company for a group of patented mining claims covering 76 acres, adjacent to the Company's Snowstorm property. The agreement calls for an initial payment of $8,000, which has been made. Annual payments increase to $15,000 by May 1, 2009, and remain at that level thereafter. The Company will pay a three percent (3%) net smelter return royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work annually on or for the benefit of the Snowshoe property.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment, and accumulated depreciation:

	June 30, 2005	September 30, 2004
Equipment	$ 643	$ 643
Less accumulated depreciation	(153)	(57)
	$ 490	$ 586

Depreciation expense for the nine months ending June 30, 2005 was $96 and for the year ended September 30, 2004 was $57. Maintenance and repairs are expensed as incurred.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into seven related party contracts with consultants for professional services, to be paid at customary hourly or daily rates, plus expenses. At June 30, 2005, $3,601 was accrued to be paid to some of these related parties and is included on the financial statements under "accounts payable – related parties".

During the year ended September 30, 2004, the Company received unsecured, short-term loans of $65,000 from Sterling Mining Company ("Sterling"), a related party shareholder. Interest of 12% per annum is being accrued on $40,000 of the loans with the remaining $25,000 bearing no interest. On November 26, 2004, the Company entered into an agreement with Sterling to lease 4 groups of unpatented mining claims for cash of $19,600 and in exchange for payment of the loan principal and accrued interest of $2,669. See Note 3.

During the year ended September 30, 2004, officers and shareholders of the Company paid expenses on behalf of the Company totaling $8,677 which are on the balance sheet as related party payables.

On May 5, 2004, the Company's compensation committee elected to pay the Company's chief executive officer compensation of $40 per hour as a consulting fee with a limitation of 1,000 hours per year. The committee also voted to pay a consulting fee of $5,000 for services rendered.

During the year ended September 30, 2004, the Company issued common stock to related parties. See Note 7.

Prior to the year ended September 30, 2002, an officer and shareholder loaned the Company funds to pay for expenses. This loan was a non-interest bearing demand note. In the year ended September 30, 2003, the loan was forgiven by the shareholder and forgiveness of debt was recognized as contributed capital in the amount of $246,437.

NOTE 6 – PREFERRED STOCK

In January 2004, the Company authorized 10,000,000 shares of preferred stock, with a par value of $0.01 per share. As of June 30, 2005 and 2004, and September 30, 2004 and 2003, there were no preferred shares issued or outstanding.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 7 – COMMON STOCK

Reverse Stock Split
In January 2004, the Company's board of directors and executive officers resigned their positions and new directors and officers were subsequently elected. This resulted in a control change within the Company. The new board voted to effect a one for four reverse stock split and to subsequently increase the Company's authorized common stock to a maximum of 100,000,000 shares with a par value of $0.001. After the reverse split, the Company had 4,253,000 shares of common stock outstanding. The accompanying financial statements have had all references to outstanding shares restated for this reverse stock split.

During the year ended September 30, 2004, the Company issued 600,000 shares of common stock to eight officers, directors, and consultants for the various services provided to the Company after the control change. These shares were valued at $0.24 per share, which was determined to be the fair market value of the shares after the split. The Company also issued 20,000 shares of common stock for mineral lease agreements valued at $16,500. See Note 3.

Private Placement
On March 24, 2004, the Company commenced a private placement offering of 1,500,000 "units" at the price of $0.40 per unit. Each unit offered consisted of one share of Company common stock and one one-year warrant entitling the warrant holder to purchase another share of Company common stock at $0.80 per share. During the year ended September 30, 2004, the Company sold 892,500 "units" for $357,000. In January 2005, the Company reduced the price of the warrant to $0.40 for a period of 30 days. A total of 555,000 shares were sold during the warrant re-pricing, for gross proceeds of $222,000 less commissions of $21,700. The remaining warrants expired on May 31, 2005.

Other Common Stock Issuances
On June 7, 2005, the Company sold 500,000 shares of common stock with a warrant attached to purchase an additional 500,000 shares, to a single investor in a non-brokered private placement. The Company realized net proceeds of $100,000 from this transaction. The warrants are effective through June 7, 2007, and allow for the purchase of up to 500,000 additional shares at a price of $0.40 per share.

Also during the 6 months ended June 30, 2005, the Company issued 28,000 shares of common stock for the acquisition of several mining properties at a price of $0.55 per share or $15,400.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 8 – STOCK OPTIONS AND WARRANTS

In February 2004, the Company's board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to directors, employees and others rendering services to the Company. No options have been granted under this plan.

On February 6, 2005, the Company's board of directors approved the 2005 Stock Incentive Plan. The Plan authorizes the granting of up to 750,000 non-qualified stock options to officers, directors and consultants. As of June 30, 2005, 412,500 options have been granted to ten individuals at $0.56 per share, with options vesting incrementally through December 31, 2005, and expiring in 5 years. During the nine months ended June 30, 2005, 110,000 options have vested.

The fair value of each option granted is estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 5 years.

There is no express termination date for the options, although the Board may vote to terminate the Plan. The exercise price of the options will be determined at the date of grant. The following is a summary of the Company's options issued under the non-qualified 2005 Stock Incentive Plan:

	Shares		Weighted Average Exercise Price
Outstanding at October 1, 2004	-	$	-
Granted	412,000		0.56
Expired	-		-
Outstanding at June 30, 2005	412,000	$	0.56
Exercisable at June 30, 2005	110,000	$	0.56
Weighted average fair value of options granted during the period ended June 30, 2005		$	0.14

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this report, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

NOTE 10 – SUBSEQUENT EVENTS

Board of Directors

On July 14, 2005, the board of directors accepted the resignation of Mr. Bill Hoyt as a director, and elected Mr. J. Christopher Mitchell to the board. Subsequent to July 14, Mr. Mitchell informed the Company that he was unable to accept the director position.

On August 10, 2005, Mr. John Swallow was elected to the board of directors and named chairman of the board.

Mineral Property Interests

On August 21, 2005, an amended letter of intent was signed with Renegade Exploration, Inc. for 9 unpatented lode mining claims situated adjacent to the Sanger Mine, in Esmeralda County, Nevada. The amended letter of intent (LOI) has a term of one year, or until it is replaced with a formal mineral lease agreement. The LOI calls for Timberline to make the annual claim maintenance payments on the 9 claims with the Bureau of Land Management. An initial payment of $1,000 was made by Timberline to Renegade, on execution of the amended LOI. Other terms specified in the LOI, to be included in the formal agreement, call for annual payments beginning at $5,000 annually and escalating after four years to $25,000 annually. The LOI specifies that a one per cent (1%) Net smelter return royalty will be paid on any production from the claims; this royalty can be purchased for a cash payment of five hundred thousand dollars ($500,000). The LOI also calls for the issuance of 10,000 shares of Timberline common stock on execution of the formal agreement, and an additional 10,000 shares on the first anniversary of the formal agreement. See Note 3.

On September 1, 2005 the formal mineral lease agreement was signed with Western Goldfields, Inc., for property within the Snowstorm Project area of interest. The mineral lease agreement replaces the letter of intent (described in Note 3 – Mineral Property Interests). The mineral lease agreement incorporates all of the terms of the letter of intent, with the exception of the initial payment, which was increased from

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

$2,000 to $4,000, to reimburse Western Goldfields for the 2005 Bureau of Land Management maintenance filing fees. In conjunction with the signing of the lease, the Company made the initial payment and issued 50,000 shares of common stock as per the agreement.

On September 9, 2005, the Company signed a contract for core drilling at the Snowstorm Project during September and October, 2005.

Related Party Loans

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company's chairman of the board, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis. Monthly payments are $1,041.67, beginning on September 1, 2005. The term of the loan is from September 1, 2005 to September 1, 2008. The loan is convertible to shares of the Company's stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less. The loan is expected to be used to finance an exploration drilling program at the Snowstorm Project.

Sale of Common Stock

On August 23, 2005, the board of directors authorized the sale of up to 500,000 shares of the Company's common stock, at a price of $0.25 per share. The stock sale would be restricted to accredited investors only. On August 24, 2005, the Company sold 350,000 shares of restricted stock to three accredited investors and three directors or officers of the Company. The offering raised net proceeds of $87,500. The proceeds is expected to be used to finance exploration drilling at the Snowstorm Project.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.	Description of Document
3.1	Certificate of Incorporation of the Registrant
3.2	Articles of Amendment to the Certificate of Incorporation of the Registrant
3.3	Amended and Restated By-Laws of the Registrant
4.1	Specimen of the Common Stock Certificate
10.1	Miller-Adams Agreement/Mineral Lease for 'Sun' Property, Nevada
10.2	Miller-Adams Agreement//Mineral Lease for HD, ACE, PAC claims, Nevada
10.3	Miller-Adams Agreement//Mineral Lease for DOW claims, Nevada
10.4	Sedi-Met, Inc. Agreement//Mineral Lease for Olympic Mine, Nevada
10.5	Assignment of State Lease//State Lease for Spencer property, Idaho
10.6	Sterling Mining Co. Lease//Mineral Lease with Sterling Mining, for four claim groups in western Montana
10.7	Hecla Agreement//Joint Venture Agreement for Snowstorm, Idaho
10.8	Snowshoe Mining Co. Lease//Mineral Lease Property at Snowstorm, Idaho
10.9	Western Goldfields, Inc. Lease//Mineral Lease with Western Goldfields, Inc.//Claim at the Snowstorm Project, Idaho
10.10	Renegade Exploration Letter of Intent// Proposal for agreement at Sanger, Nevada
10.11	S. Goss Agreement// Consulting Agreement
10.12	P. Dircksen Agreement//Current Consulting Agreement
10.13	2005 Equity Incentive Plan approved at the September 23, 2005 Annual Meeting of Shareholders
23.1	Consent of Williams & Webster, P.S. (Certified Public Accountants & Business Consultants)

ITEM 2. DESCRIPTION OF EXHIBITS

Included in Item 1, immediately above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

/s/ Stephen Goss

_____

Stephen Goss
 (President, Principal Operating Officer and Director)

Date: September 29, 2005

Exhibit 3.1

ARTICLES OF INCORPORATION

OF

SILVER CRYSTAL MINES, INC.

KNOW ALL MEN BY THESE PRESENTS That we, the undersigned, citizens of the United States of America, each over the age of twenty-one years, do hereby voluntarily associate ourselves together for the purpose of forming a domestic corporation under and by virtue of the laws of the State of Idaho, and we do hereby make, sign, acknowledge and files these Articles of Incorporation as follows:

ARTICLE I.

The name of this corporation is, and shall be SILVER CRYSTAL MINES, INC.

ARTICLE II.

The objects and purposes for which this Corporation is formed are as principals, agents, or otherwise, to do in any part of the world any and every of the things therein set forth or permitted by law to the same extent as natural persons might and could do. In furtherance and not in limitation of the general powers conferred by the laws of the State of Idaho, we do expressly provide that the Corporation shall have power;

(a) To purchase, sell, option, own, locate, lease or otherwise acquire, mortgage and dispose of lands, mines, mining claims and mineral rights; to own, handle and control letters patent and inventions; to use and to own, enter, apply for patents for mines, millsites, mills, water-rights, tunnels and rights of way; to work, prospect, explore, exploit and develop mines and mineral lands of every kind and nature and wherever the same may be situated, and to carry on every operation of the business of mining, milling and producing zinc, lead, gold, silver and any and all other metals and minerals of every kind and character and to sell and dispose of the same and the by-products thereof, and to do everything that may be necessary or proper in the conduct of the business of working such mines and mineral lands and the production of ores and to buy, sell, contract for, own, erect, and operate all mills, smelting and other ore reduction works, sawmills, machinery, roads, tramways, ditches, flumes, water rights, power plants of any and all kinds whatsoever, and to develop and use electricity for power and lighting purposes, and to file upon water rights for any and all purposes.

(b) To take, hold, lease, mortgage, own, purchase, or acquire by operation of the law or otherwise, real property or any interest therein or appurtenant thereto, including storerooms, sawmills, store buildings and any part thereof, or any interest therein, or to sell, lease, exchange, mortgage or hypothecate real estate or any interest therein and to engage in any and all undertakings and business necessary and proper to the improvement and betterment of any of the land or real property or interest therein, owned or otherwise acquired, or to be owned or otherwise acquired by said corporation, or in any other lands in which the said corporation may have any interest, and to handle and deal in any land, interest in land, or other property or interest therein, of said corporation in any manner it may desire.

(c) To enter into, make, perform and carry out any and all contracts or agreements or every kind, amount and character with any person, firm, association, corporation, Federal or State government or any political subdivision, or corporation or agency thereof.

(d) To purchase, own, sell, convey, mortgage, pledge, exchange, acquire by operation of law or otherwise, personal property of every kind and character, debts, dues and demands or causes of action, and each and every

-2-

kind of personal property, evidence of debts, bonds, stocks of this and other corporations, both public and private, which the Corporation may deem necessary and convenient for its business or otherwise.

(e) To borrow and lend money from and to any person, firm, corporation, association, or federal or state government or any political subdivision, or corporation or agency thereof, and to make, take and execute notes, mortgages, bonds, deeds of trust, or other evidence of indebtedness to secure payment thereof, or by any other lawful manner or means, and to take and receive notes, bonds, mortgages, deeds of trust, or any evidence of indebtedness for the use and benefit of said corporation, or otherwise.

(f) To own, hold, lease, or sublet, or to conduct on its own account, or for any person, firm association, corporation, or federal or state government or any political subdivision, or corporation or agency thereof, all and every kind of merchandise, business or property necessary or proper to carry on an account of the business of said corporation.

(g) To build any and all necessary shops, buildings, storerooms, boarding houses, sleeping quarters, sawmills and structures at any place proper and convenient to carry on any or all of the business of said Corporation.

(h) To do and perform every act and thing necessary to carry out the above enumerated purposes, or calculated directly or indirectly to the advancement of the interest of the corporation, or to the enhancement of the value of its stock, holdings and property of any kind or character.

ARTICLE III.

The corporate existence of this corporation shall be perpetual.

ARTICLE IV.

The location and post office address of the corporation's registered office in the State of Idaho shall be Wallace, Idaho.

ARTICLE V.

This company shall be capitalized for $ 500,000.00. The total authorized stock of this corporation shall be divided into 5,000,000 shares, all of which shall be common stock with a par value of 10¢ per share. Said shares shall be non-assessable and shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares.

The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

Notwithstanding the provisions of Section 30-120, Idaho Code, the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

ARTICLE VI.

The corporate powers of the corporation shall be vested in a Board of Directors of not less than three, and no more than seven members, who shall be elected annually by the shareholders, and who shall serve until the election and qualification of their successors. No person shall serve as a director of this corporation who is not a shareholder therein. Directors who are to serve for the first corporate year shall be selected by the incorporators. Unless otherwise determined by the shareholders, the Board of Directors, by resolution, shall from time to time fix the number of directors within the limit herein provided.

ARTICLE VII.

The names, post office addresses, and number of shares subscribed by

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each of the incorporators, are as follows:

Name	Address:	No. of Shares
Marvin E. Darrow	Box 345, Osburn, Idaho	1
Ernest L. Lomas	Silverton, Idaho	1
Tony Dix	Wallace, Idaho	1
Josef Suveg	Wallace, Idaho	1
Gene Covey	Osburn, Idaho	1

ARTICLE VIII.

In addition to the power conferred upon the shareholders by law, to make, amend or repeal By-Laws for this corporation, the Directors shall have the power to repeal and amend the By-Laws and adopt new By-Laws, but such powers may be executed only by a majority of the whole Board of Directors.

ARTICLE IX.

A director or officer of the corporation shall not, in the absence of actual fraud, be disqualified by his office from dealing or contracting with the corporation, either as vendor, purchaser, or otherwise; and in the absence of actual fraud no transaction or contract of the corporation shall be void or voidable by reason of the fact that any director or officer, or firm of which any director or officer is a member, or any other corporation of which any director or officer is a shareholder, officer or director, is in any way interested in such transaction or contract; provided, that such transaction or contract is, or shall be, authorized, ratified or approved (1) by a vote of a majority of a quorum of the Board of Directors, or of the Executive Committee, if any, counting for the purpose of determining the existence of such majority or quorum, any Director, when present, who is so interested, or who is a member of a firm so interested; or (2) at a stockholders' meeting by a vote of a majority of the outstanding shares of stock of the corporation represented at such meeting and then entitled to vote, or by writing or writings signed by a majority of such holders of stock which shall have the same force and effect as though such authorization, ratification or approval were made by the stockholders; and no director or officer shall be liable to account to the corporation for any profits realized by him through any such transaction or contract of the corporation authorized, ratified or approved, as aforesaid, by reason of the fact that he may be, or any firm of which he is a member, or any corporation of which he is a shareholder, officer or director, was interested in such transaction. Nothing in this paragraph contained shall create any liability in the events above mentioned, or prevent the authorization, ratification or approval of such contracts or transactions in any other manner than permitted by law, or invalidate or made voidable any contract or transaction which would be valid without reference to the provisions of this paragraph.

IN WITNESS WHEREOF, we have hereunto set our hands and seals in quadruplicate this __26__ day of __August__, 19__68__.

Marvin E. Parsons

Ernest W. Lowell

Tony L. Blix

Josef Swogg

Gene F. Covey

STATE OF IDAHO)
) ss.
County of Shoshone)

On this 26th day of August, 1968, before me,

the undersigned, a Notary Public in and for the State of Idaho, personally appeared MARVIN E. DARROW, ERNEST L. LOMAS, TONY DIX, JOSEF SUVEG and GENE COVEY,

known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year in this certificate first above written.



[signature]

Notary Public in and for the State of Idaho,
Residing at Wallace, Idaho.



State of Idaho

Department of State.

CERTIFICATE OF INCORPORATION

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the original of the articles of incorporation of

SILVER CRYSTAL MINES, INC.

was filed in the office of the Secretary of State on the   twenty-eighth   day

of   August   A.D., One Thousand Nine Hundred   Sixty-Eight   and

will be
duly recorded on Film No. microfilm of Record of Domestic Corporations, of the State of

Idaho, and that the said articles contain the statement of facts required by Section 30-103,

Idaho Code.

I FURTHER CERTIFY, That the persons executing the articles and their associates

and successors are hereby constituted a corporation, by the name hereinbefore stated, for

Perpetual Existence from the date hereof, with its registered office in this State located at

Wallace, Idaho   in the County of   Shoshone



IN TESTIMONY WHEREOF, I have hereunto

set my hand and affixed the Great Seal of the

State. Done at Boise City, the Capital of Idaho,

this   day of   ,

A.D., 19   .

Pete T. Cenarrusa
Secretary of State.

_____
Corporation Clerk.

Exhibit 3.2

FILED EFFECTIVE

2004 FEB 10 PM 2:08 SECRETARY OF STATE IDAHO

ARTICLES OF AMENDMENT

SILVER CRYSTAL MINES, INC.

The undersigned, being a citizen of the United States of America and over the age of eighteen (18) years, for the purpose of amending the articles of incorporation under the Idaho Business Corporation Act, states the following:

ARTICLE I.

The name of this corporation is TIMBERLINE RESOURCES CORPORATION.

ARTICLE V.

ARTICLE IV is amended effective February 12, 2004, after giving effect to the reverse split as set forth in the SECOND below, as follows:

FIRST: Authorized capital will be increased to One Hundred Ten Million 110,000,000) shares of stock in the aggregate. These shares will be divided into two classes and designated as follows:

(a) One Hundred Million (100,000,000) shares of Common Stock, par value: $0.001 per share which is non-assessable.

(b) Ten Million (10,000,000) shares of Preferred Stock, par value: $0.01 per share which may be issued in various series. Any series of Preferred Shares may not be issued until a certificate of designation is filed with the Secretary of State detailing the designations, preferences, rights, or limitations, as applicable to a particular series.

SECOND: Effect a reverse split of its issued and outstanding capital stock on a One for Four (1:4) basis. The manner in which any exchange, reclassification, or cancellation of issued shares provided for in this Amendment will be implemented, as follows:

Following the effective date and time of the reverse split and affecting all issued and outstanding common shares as of February 12, 2004, one (1) share of common stock will be issued for each four (4) common shares previously issued and outstanding. Share certificates representing the pre-split denominations may be exchanged for share certificates representing the post-split denominations, at the election of shareholders, and in any case, new denomination certificates will be issued upon transfer in the ordinary course of business. Mandatory share certificate exchange is not required.

In the event, that the reverse split results in fractional shares, (1) all fractions one-half and higher will be rounded up to the next whole number and (2) all fractions below one-half will be rounded down to the next whole number.

The reverse stock split will be effective on February 12, 2004 at the hour of 5:00 o'clock p.m. PST. The provisions of the articles of incorporation of the Corporation regarding the number and par value of the changed shares will be deemed amended as provided in this certificate at the effective date and time of the change. No other amendment to the articles of incorporation is required for the actions described in this certificate of amendment.

The shares will be non-assessable and will all be of the same class and

IDAHO SECRETARY OF STATE
02/10/2004 05:00
CK: 102 CT: 176435 BH: 726685
1 @ 30.00 = 30.00 AMEND PROF # 2
1 @ 20.00 = 20.00 EXPEDITE C # 3

C 39907

every share of this stock will be equal in all respects to every other share. The shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without shareholder action. The Board of Directors of this corporation will have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and, or of the treasury stock of this corporation without the stock, or any thereof, being first offered to the shareholders of this corporation.

This amendment was approved by the shareholders on February 2, 2004. The corporation had one class of common stock consisting of 17,007,719 shares issued and outstanding all of which were entitled to vote on the amendment. A quorum of 13,812,916 shares were represented at the shareholder meeting. A total of 13,812,916 shares voted for the amendment, -0- shares voted against and -0- shares abstained from voting. The voting was sufficient to approve the amendment.

DATED this 2nd day of February, 2004.

SILVER CRYSTAL MINES, INC.

By: Stephen Goss
Title: President

2

Exhibit 3.3

AMENDED AND RESTATED

BYLAWS

OF

TIMBERLINE RESOURCES CORPORATION

Incorporated under the Laws of the State of Idaho

As of August 10, 2005

ARTICLE I
OFFICES

SECTION 1.1   Principal Idaho Office. The registered office of the Corporation shall be in the State of Idaho as set forth in the then-current annual report of the Corporation on file with the State of Idaho.

SECTION 1.2   Other Offices. The Corporation may also have offices in such other places, either within or without the State of Idaho, as the Board of Directors from time to time may designate or the business of the Corporation may from time to time require.

ARTICLE II
SHAREHOLDERS

SECTION 2.1   Meetings of Shareholders.

(a)   Annual Meetings. The annual meeting of the shareholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors. At the annual meeting shareholders shall elect directors and transact such other business as properly may be brought before the meeting.

(b)   Special Meetings. Special meetings of the shareholders may be called only by the Chairman of the Board, the Board of Directors pursuant to a resolution approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board"), or the holders of not less than twenty percent of all shares entitled to vote on the subject matter for which the meeting is called.

(c)   Place of Meetings. Meetings of the shareholders shall be held at such place, either within or outside of the State of Idaho, as the Board of Directors shall determine.

(d)   Notice of Meeting. Written notice, stating the place, day and hour of the meeting shall be delivered by the Corporation not less than 10 days nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting has been called. Without limiting the manner by which notice may otherwise be given, notice may be given by a form of electronic transmission that satisfies the requirements of the Idaho Business Corporation Act (the "Act"). If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the shareholder at his, her or its address as it appears in the Corporation's records. Meetings may be held without notice if all shareholders entitled to vote are present, or if notice is waived by those not present in accordance with Article VIII of these Bylaws. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting (or any supplement thereto).

(e)   Chairman of Shareholder's Meeting. The Chairman of the Board, or in the Chairman's absence, a Vice Chairman, or in the absence of any Vice Chairman, the Chief Executive

Officer, or in the absence of the Chief Executive Officer, the Executive Vice President, or in the absence of the Executive Vice President, a chairman chosen by a majority of the directors present, shall act as chairman of the meetings of the shareholders.

SECTION 2.2   Quorum of Shareholders; Adjournment; Required Vote.

(a)   Quorum of Shareholders; Adjournment. Except as otherwise provided by law, by the Articles of Incorporation, as amended (the "Articles") or by these Bylaws, the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), present in person or represented by proxy, shall constitute a quorum at a meeting of the shareholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given unless required by the Act. The shareholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(b)   Required Vote. The affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders, except as otherwise provided by express provision of law, the Articles or these Bylaws requiring a larger or different vote, in which case such express provision shall govern and control the decision of such matter.

SECTION 2.3   Voting by Shareholders; Procedures for Election of Directors.

(a)   Voting by Shareholders. Each shareholder of record entitled to vote at any meeting may do so in person or by proxy appointed by instrument in writing or in such other manner prescribed by the Act, subscribed by such shareholder or his, her or its duly authorized attorney in fact.

(b)   Procedure for Election of Directors. Election of directors at all meetings of the shareholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast thereat shall elect directors.

SECTION 2.4   Notice of Shareholder Business and Nominations.

(a)   Annual Meetings of Shareholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board of Directors, or (C) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(2)   For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (C) of paragraph (a)(1) of this Bylaw, the shareholder

must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth (A) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner.

(3)   Notwithstanding anything in the second sentence of paragraph (a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b)   Special Meetings of Shareholders. The business to be transacted at any special meeting shall be limited to the purposes stated in the notice of such meetings. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder's notice required by paragraph (a)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

(c)   General. (1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Articles or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2)   For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3)   Notwithstanding the foregoing provisions of this Bylaw, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (A) of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

SECTION 2.5   Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of shareholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of shareholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at the meeting.

SECTION 2.6   No Shareholder Action by Written Consent. Any action required or permitted to be taken by shareholders may be effected only at a duly called annual or special meeting of shareholders and may not be effected by a written consent or consents by shareholders in lieu of such a meeting of shareholders.

ARTICLE III
BOARD OF DIRECTORS

SECTION 3.1   General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles or by these Bylaws required to be exercised or done by the shareholders.

SECTION 3.2   Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors of the Corporation shall be fixed at three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Whole Board. Each director shall hold office until his or her successor is duly elected and qualified or until his death resignation or removal. Directors need not be shareholders or residents of the State of Idaho unless so required by the Articles.

SECTION 3.3   Regular Meetings. A regular meeting of the Board of Directors may be held without other notice than this Bylaw immediately after, and at the same place as, the Annual Meeting of Shareholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.4   Special Meetings. Special meetings of the Board of Directors may be called at the request of the Chairman of the Board, the Chief Executive Officer or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director and shall state the time and place for the special meeting.

SECTION 3.5   Notice. If notice of a Board of Directors' meeting is required to be given, notice of shall be given to each director at his or her business or residence in writing by hand delivery, first-class or overnight mail or courier service, electronic transmission (including, without limitation, via facsimile transmission or electronic mail), or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, no later than the third business day preceding the date of such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Article IX of these Bylaws. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Article VIII of these Bylaws.

SECTION 3.6   Quorum. Subject to Section 3.10 of these Bylaws, a whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 3.7   Use of Communications Equipment. Directors may participate in a meeting of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

SECTION 3.8   Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

SECTION 3.9   Removal. Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time as provided in the Act.

SECTION 3.10   Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by the sole remaining director, and directors so chosen shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

SECTION 3.11   Committees. The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate one or more committees, each of which shall consist of one or more directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any committee shall, to the extent provided in a resolution of the Board of Directors and subject to the limitations contained in the Act, have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep such records and report to the Board of Directors in such manner as the Board of Directors may from time to time determine. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business. Unless otherwise provided in a resolution of the Board of Directors or in rules adopted by the committee, each committee shall conduct its business as nearly as possible in the same manner as provided in these Bylaws for the Board of Directors.

The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. The term of office of the members of each committee shall be as fixed from time to time by the Board of Directors; provided, however, that any committee member who ceases to be a member of the Board of Directors shall automatically cease to be a committee member.

Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 3.12   Advisory Boards. The Board of Directors may from time to time form one or more advisory boards, committees, auxiliaries or other bodies composed of such members, having such rules of procedure, and having such chair, as the Board of Directors may designate. The Board of Directors will determine the name, objectives and responsibilities of each such advisory board, and the rules and procedures for the conduct of its activities. An advisory board may provide such advice, service, and assistance to the Corporation and carry out such duties and responsibilities for the Corporation as may be specified by the Board of Directors, except that no advisory board may exercise any power or authority reserved to the Board of Directors by the Act, the Articles or these Bylaws. No advisory board shall have authority to incur any corporate expense or make any representation or commitment on behalf of the Corporation without the express approval of the Board of Directors or the Chief Executive Officer of the Corporation.

ARTICLE IV
BOOKS AND RECORDS

The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the shareholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation. Unless otherwise required by the laws of Idaho, the books and records of the Corporation may be kept at the principal office of the Corporation, or at any other place or places within or outside of the State of Idaho, as the Board of Directors from time to time may designate.

ARTICLE V
OFFICERS

SECTION 5.1   Officers; Election or Appointment. The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under Section 6.1 of these Bylaws and the Act as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (a) one or more Chairmen of the Board and/or one or more Vice Chairmen of the Board from among its members, (b) one or more Presidents, who shall be the Chief Executive Officers of the Corporation, and/or one or more Chief Operating Officers, (c) one or more Vice Presidents or Executive Vice Presidents, one or more Treasurers and/or one or more Secretaries and/or (d) one or more other officers, in each case if and to the extent the Board of Directors deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize the Chairman of the Board or the Chief Executive Officer of the Corporation to appoint one or more officers of the kind described in clauses (c) and (d) above. Any number of offices may be held by the same person and directors may hold any office unless the Articles or these Bylaws otherwise provide.

SECTION 5.2   Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to such person or persons as the Board of Directors may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. The Chairman of the Board or the Chief Executive Officer authorized by the Board of Directors to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting or by the Chairman of the Board or the Chief Executive Officer authorized by the Board of Directors to appoint a person to hold such office.

SECTION 5.3   Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. A Secretary or such other officer appointed to do so by the Board of Directors shall have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in a book to be kept for that purpose.

ARTICLE VI
STOCK CERTIFICATES

SECTION 6.1   Stock Certificates. The Board of Directors may authorize the issuance of stock either in certificated or in uncertificated form. If shares are issued in uncertificated form, each shareholder shall be entitled upon written request to a stock certificate or certificates duly numbered, certifying the number and class of shares in the Corporation owned by him and otherwise as specified in this Section 6.1. Each certificate for shares of stock shall be in such form as may be prescribed by the Board of Directors and shall be signed in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer or a Vice President, and (b) by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. Each certificate will include any legends required by law or deemed necessary or advisable by the Board of Directors.

SECTION 6.2   Lost Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer of the Corporation may in its or his or her discretion require.

SECTION 6.3   Transfers of Stock. The shares of the stock of the Corporation shall be transferable on the books of the Corporation by the holder thereof in a person or by his, her or its attorney upon surrender for cancellation of a certificate or certificates for at least the same number of shares, or other evidence of ownership if no certificates shall have been issued, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the validity and authenticity of the signature as the Corporation or its agents may reasonably require.

ARTICLE VII
DEPOSITARIES AND CHECKS

Depositaries of the funds of the Corporation shall be designated by the Board of Directors; and all checks on such funds shall be signed by such officers or other employees of the Corporation as the Board of Directors from time to time may designate.

ARTICLE VIII
WAIVER OF NOTICE

Any notice of a meeting required to be given by law, by the Articles, or by these Bylaws may be waived by the person entitled thereto, either before or after the time of such meeting stated in such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the shareholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

ARTICLE IX
AMENDMENT

These Bylaws may be altered, amended, or repealed at any meeting of the Board of Directors or of the shareholders, provided notice of the proposed change was given in the notice of the meeting; provided, however, that, in the case of any alteration, amendment or repeal by the Board of Directors, the affirmative vote of a majority of the Whole Board shall be required to alter, amend or repeal any provision of these Bylaws; and provided further, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Articles, in the case of any alteration, amendment or repeal by the shareholders of any of the provisions of these Bylaws, the affirmative vote of the holders of not less than 66 2/3 % of the voting power of all of the then-outstanding shares of Voting Stock, considered for purposes of this Article IX as a single class, shall be required to alter, amend or repeal any such provision.

ARTICLE X
INDEMNIFICATION AND INSURANCE

SECTION 10.1   Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, claim or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the

Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 10.4 of this Article X, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. If a person is not wholly successful in defense of a proceeding, but is successful on the merits or otherwise, as to one or more but less than all claims, issues or matters in a proceeding, the Corporation will indemnify such person against all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. For purposes of this Section 10.1 and without limitation, the termination of any claim, issue or matter in a proceeding by dismissal, with or without prejudice, will be deemed to be a successful result as to such claim, issue or matter.

SECTION 10.2   Advancement of Expenses. The right to indemnification conferred in this Article X shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after receipt by the Corporation of a written statement or statements from the claimant requesting such advance or advances; provided, however, that if the Act requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article X or otherwise.

SECTION 10.3   Obtaining Indemnification. To obtain indemnification under this Article X, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 10.3, a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent

Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the shareholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a Change in Control (as defined below), in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 30 days after such determination. If a claimant is successful, in whole or in part, in any suit brought against the Corporation to recover the unpaid amount of any written claim to indemnification, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

SECTION 10.4   Right of Claimant to Bring Suit. If a claim under Section 10.1 of this Article X is not paid in full by the Corporation within 30 days after a written claim pursuant to Section 10.3 of this Article X has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the Act for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

SECTION 10.5   Corporation's Obligation to Indemnify. If a determination shall have been made pursuant to Section 10.3 of this Article X that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 10.4 of this Article X.

SECTION 10.6   Preclusion from Challenging Article X. The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 10.4 of this Article X that the procedures and presumptions of this Article X are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article X.

For purposes of this Article X:

(a)   "Change in Control" shall be deemed to occur only if a majority of the members of the Board of Directors shall not be (i) individuals elected as directors of the Corporation for whose election proxies shall have been solicited by the Board of Directors of the Corporation or (ii) individuals elected or appointed by the Board of Directors of the Corporation to fill vacancies on the Board of Directors caused by death or resignation (but not by removal) or to fill newly created directorships.

(b)   "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(c)   "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Article X.

SECTION 10.7   Non-exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles, Bylaws, agreement, vote of shareholders or otherwise. No repeal or modification of this Article X shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

SECTION 10.8   Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Act. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Section 10.9 of this Article X, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

SECTION 10.9   Other Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent or class of employees or agents of the Corporation (including the heirs, executors, administrators or estate of each such person) to the fullest extent of the provisions of this Article X with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

SECTION 10.10   Validity of Article X. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article X (including, without limitation, each such portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE XI
MISCELLANEOUS PROVISIONS

SECTION 11.1   <u>Fiscal Year</u>. The fiscal year of the Corporation shall begin on the first day of October and end on the 30th day of September of each year.

SECTION 11.2   <u>Dividends</u>. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Articles.

Exhibit 4.1

INCORPORATED UNDER THE LAWS OF THE STATE OF

IDAHO



No
SHARES

Specimen

TIMBERLINE RESOURCES CORPORATION

Specimen

CAPITALIZATION $100,000 | 100,000,000 SHARES | CUSIP NO. 887133 10 6

This Certifies that ______________________ *is the owner of*

______________ *Shares of* **$0.001** *each of the Capital Stock of*

TIMBERLINE RESOURCES CORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ______ day of ______ A.D. 20__*

Secretary

President

SHARES $0.001 EACH

Countersignature: ______________

Columbia Stock Transfer Company, P.O Box 2196, Coeur d'Alene, ID 83816-2196

For Value Received, hereby sell, assign and transfer unto

Shares of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated 19

In presence of

NOTICE. THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

CERTIFICATE

FOR

SHARES



OF THE

CAPITAL STOCK

ISSUED TO

DATED

Exhibit 10.1

MINERAL LEASE AGREEMENT

THIS AGREEMENT is executed this 14th day of April 2005 (the "Execution Date"), to be effective as of the 28th day of April, 2004 (the "Effective Date"), by and between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, hereinafter collectively designated as "Owner", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC". Owner and TRC may be referenced collectively as the "Parties" or, singly, as a "Party."

WHEREAS, Owner holds the entire and exclusive possessory interest, subject only to the paramount title of the United States, to the unpatented lode mining claims situated in Mineral County, Nevada, known as the SUN claim group, which are hereinafter referred to as the "Property" and are more fully described in Exhibit A attached hereto, and

WHEREAS, Owner and TRC desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and materials on or under the Property, and whereby TRC shall have the exclusive option to purchase a portion of Owner's royalty interest in the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the covenants herein expressed, the Parties agree as follows:

1. PROPERTY DESCRIPTION AND AREA OF INTEREST

1.1   Property Description. The unpatented mining claims located in Mineral County, Nevada, which are subject to this Agreement are described in Exhibit A attached hereto.

1.2   Area of Interest. Owner and TRC agree that an Area of Interest will be established around the claim group that constitutes the Property as of the Execution Date. The Area of Interest shall be defined as that area shown on the map attached as Exhibit B hereto. Any property acquired by either Party (the "Acquiring Party") within the Area of Interest subsequent to the Effective Date may be included in and subject to this Agreement as if the newly acquired property (the "Additional Lands") was listed in Exhibit A, subject to and in accordance with the following:

(a)   the Acquiring Party shall provide the other Party (the "Non-Acquiring Party") written notice of the acquisition, including a description of the Additional Lands and copies of all location certificates or other instruments (including, without limitation, leases, purchase agreements and deeds) (the "Acquisition Documents") pursuant to which the Additional Lands were acquired;

(b)   if TRC is the Acquiring Party, the Additional Lands shall be deemed to be included in and subject to this Agreement as if the Additional Lands were listed in <u>Exhibit A</u>;

(c)   if Owner (or either of them) is the Acquiring Party, the Additional Lands shall be included in and subject to this Agreement as if the Additional Lands were listed in <u>Exhibit A</u> *unless* TRC notifies Owner, in writing, within sixty (60) days following TRC's receipt of Owner's notice, that TRC declines to include the Additional Lands under this Lease, in which event Owner shall be free to hold and operate such Additional Lands for its own account, free and clear of any claims by TRC; and

(d)   if any Additional Lands made subject to this Agreement pursuant to this Section 1.2 are burdened, as of the date of acquisition, by any royalties on production (including, without limitation, any royalties created by or under the Acquisition Documents) ("Third Party Royalties"), then the royalty payments becoming due to Owner under Section 6 of this Agreement with respect to production from the Additional Lands (but not from the remainder of the Property) shall be reduced by the amount of the Third Party Royalties on such production;

(e)   Following the inclusion of Additional Lands in the Property pursuant to this Section 1.2, the Parties shall take such actions and execute such instruments (including, without limitation, an amendment to this Agreement) as either Party may desire or as may be required under the terms of the Acquisition Documents or applicable law to subject the Additional Lands and the Acquisition Documents to the terms of this Agreement.

1.3   <u>Activities Outside the Area of Interest.</u> Nothing in this Agreement shall be construed to limit either Party's right to apply for or otherwise acquire, on its own behalf and without any obligation whatsoever to the other, any right, title or interest whatsoever in or to any real property or mineral interests situated outside of the Area of Interest, and such right, title and interest shall not be subject to this Agreement.

1.4   <u>Relinquishment.</u> At any time and from time to time during the term of this Agreement, TRC may relinquish to Owner portions of the Property (the "Relinquished Property") by delivering to Owner a quitclaim deed of TRC's rights, titles and interests in the Relinquished Property under this Agreement; provided, however, that such obligation shall not extend to properties included in the Property pursuant to Section 1.2 that are held under lease or similar agreement with a third party and to whom TRC has a similar obligation to relinquish such Property. Upon delivery of such deed, all of TRC's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) TRC shall perform its reclamation obligations under Section 13.3, and (2) if the Relinquished Property includes unpatented mining claims and such mining claims are relinquished after July 1 of any calendar year, TRC shall be required (as provided in Section 15.3) to perform all work and make all filings and payments to the Bureau of Land Management to maintain such claims for that calendar year.

2. WARRANTIES AND REPRESENTATIONS

Owner represents and warrants to TRC that Owner owns the entire undivided interest in, and has the exclusive possession of, the Property, subject only to the paramount title of the United States; that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever; and that the Owner has the full right, power, and capacity to enter into this Agreement upon the terms set forth herein. Owner further represents and warrants to TRC that each of the individuals comprising Owner is either unmarried or his spouse is also a signatory to this Agreement. Owner agrees not to encumber title to the Property while this Agreement is in effect. The representations, warranties and indemnities of Owner set forth above are the joint and several obligations of each of the persons and entities comprising Owner.

3. TERM

The term of this Agreement shall be for a period of twenty (20) years from the Effective Date (the "Initial Term") unless sooner terminated under the provisions of Section 13. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"). TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 12.

4. GRANT OF LEASE AND EXPLORATION AND MINING PRIVILEGE

4.1   Grant. Owner hereby grants to TRC, for the term specified in Section 3, a lease of the Property, including the exclusive right and privilege of entering upon the Property , to explore, prospect for and mine Minerals (defined in Section 4.2) and Mineral deposits contained upon or within the Property.

4.2   Definitions. As used in this Section 4 and elsewhere in this Agreement, the following terms shall have the meanings assigned in this Section 4.2:

"Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b) Digging or excavating pits, adits, shafts, and other types of excavation.

c) Drilling test holes.

d) Excavating drill hole sites, sumps, and mud pits.

e) Constructing roads reasonably required for ingress, egress, access to work and campsites, and communication.

f) Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g) Building camp and other facilities to service exploration operations.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of Minerals, and shall include (without limitation) all preparation (other than Exploration) for the removal and recovery of Minerals, including the preparation of a feasibility study, and construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals.

"Minerals" shall mean any and all mineral substances of any nature, metallic or non-metallic, and all related ores and concentrates; excluding, however, oil, gas and other hydrocarbon substances.

5. PAYMENTS TO OWNER

5.1 TRC Shares. Owner acknowledges receiving 10,000 shares of TRC common stock (the "TRC Shares"), on January 30th, 2004, pursuant to a Letter of Intent between TRC and Owner (the "Letter of Intent"), and in connection with that certain Mineral Lease Agreement dated April 28, 2004, between the Parties, covering the Property and the Sun, Pac, and HD Claims in Nye and Mineral Counties, Nevada, which Mineral Lease Agreement (the "Original Lease") is superseded insofar as it relates to the Property by this Agreement. Owner further acknowledges that the stock certificates evidencing the TRC Shares carry a legend indicating that the TRC Shares have not been registered under the Securities Act of 1933 and are restricted securities. Such securities require a one-year holding period before they can be offered for sale.

5.2 Advance Minimum Royalties.

A. Initial Payment. Owner acknowledges being paid $10,000 on January 30th, 2004, pursuant to the Letter of Intent and to receiving an additional payment of Twelve Thousand Dollars ($12,000.00) upon execution of the Original Lease, for a total initial payment of Twenty-two Thousand Dollars ($22,000.00) (the "Initial Payment"). The Parties agree that Ten Thousand

Dollars ($10,000.00) (the "Allocated Payment") of the Initial Payment shall be allocated to this Agreement as the initial payment made in consideration of this Agreement. The Allocated Payment shall be deemed for all purposes to be an advance minimum royalty payment and shall be fully creditable against production royalties that may become due Owner under Section 6 of this Agreement, regardless of whether production royalties accrue or are made in the same or any subsequent year as the year in which the Allocated Payment was made.

B. Subsequent Payments. Unless this Agreement has been terminated prior to the dates set forth below, TRC agrees to pay Owner, as an advance minimum royalty, the following on or before the due date:

March 30, 2005 and annually thereafter $10,000

All such payments shall be fully creditable against production royalties that may become due Owner under Section 6 of this Agreement regardless of whether such production royalties accrue or are made in the same or any subsequent year as the year in which the advance minimum royalty is paid.

In the event this Agreement is terminated as provided in Section 13, TRC shall have no obligation to make any payment set forth above that occurs after the Agreement has been terminated: however, Owner shall be entitled to receive (and TRC shall be liable for) advance minimum royalties, if any, that have accrued but have not been paid prior to such termination.

C. Manner of Payment. All payments required to be made by TRC to Owner may be made in currency, by draft, or by check of TRC or its agent (at the option of TRC), and said payments shall be made to Owner in the manner and at the addresses specified in Section 16.

6.   ROYALTIES

6.1   <u>Production Royalty.</u> Subject to Section 7 of this Agreement, TRC agrees to pay to Owner, as a production royalty (the "Royalty"), Three Percent (3%) of the Net Smelter Returns (gold equivalent) (defined in Section 6.2) upon all Minerals mined and removed from the Property. Notwithstanding any provision of this Agreement to the contrary, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which TRC receives payment or consideration. TRC shall have no obligation to pay any Royalty whatsoever on Minerals extracted from the Property for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations unless and until the same are subsequently sold.

6.2   <u>Net Smelter Returns.</u> The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by TRC: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; (ii) all charges and costs of or relating to milling, smelting and refining, (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser; (iii) all sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of Minerals from the Property, but excluding any taxes on net income, unless already deducted by the purchaser; (iv) any royalty, production or other similar or related payment or fee that is now or that may in the future be assessed by any federal, state or local governmental entity with respect to the production, processing or sale of such Minerals; (v) Third Party Royalties under Section 1.2(d); and (vi) any payment to third parties in satisfaction of the royalty, rental or other obligations that are specifically described and identified in Exhibit A hereto (but excluding payments in satisfaction of royalty, rental or other obligations that are not identified in Exhibit A, which payments, if any, shall give rise to rights of TRC arising elsewhere in this Agreement, including without limitation in Sections 2, 11.2, 11.4, and 11.9). In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that TRC would have incurred if such operations were carried out at facilities not owner or controlled by TRC then offering comparable services for comparable products on prevailing terms.

6.3   <u>Payments.</u>

A. <u>Generally.</u> Royalty payments shall be made by TRC, in accordance with Section 16, on or before the last day of each accounting month of TRC for all Minerals sold during the preceding accounting month by TRC.

B. <u>Provisional Payments.</u> In the event that any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to

TRC's final determination, in accordance with Section 15.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 6.3.C.

       C. <u>Adjustments.</u> In the event that TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of any subsequent payment.

       D. <u>Statement.</u> At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated.

       6.4   <u>Audits.</u> All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto, unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within sixty (60) days following the end of the calendar year during which such Royalty payments were paid. During the sixty (60) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have TRC's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and TRC. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly production royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on TRC for adjustment within the sixty (60) days period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7.   OPTION TO PURCHASE ROYALTY INTEREST

       7.1   <u>Option.</u> Owner hereby grants to TRC, and TRC shall have, the exclusive right and option to purchase up to two percent (2%) of 8/8ths of Owner's Royalty under Section 6.1 as provided in Section 7.2 and Section 7.3.

       7.2   <u>Deemed Purchase.</u> If, pursuant to Section 8 of this Agreement, TRC performs a minimum of One Hundred Fifty Thousand ($150,000) worth of Exploration Expenditures (defined in Section 8.2) on, within, or for the benefit of the Property prior to October 1, 2006, then the TRC shall be deemed to have purchased from Owner an undivided one percent (1%) of 8/8ths of Owner's Royalty, following which: (i) Owner's Royalty interest under Section 6.1 shall be reduced by one per cent (1%) of 8/8ths of the Net Smelter Returns; and (ii) upon request by TRC, Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit C, of a total one percent (1%) Net Smelter Return Royalty interest in the Property. If such deemed purchase is made prior to TRC's exercise of its option and the subsequent Closing under Section 7.3, then, following such deemed purchase and prior to TRC's exercise of its option and the subsequent Closing under Section 7.3, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: two percent (2%) of Net Smelter Returns
> TRC: one percent (1%) of Net Smelter Returns.

If such deemed purchase is made after TRC's exercise of its option and the subsequent Closing under Section 7.3, then, following such deemed purchase, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: two percent (2%) of Net Smelter Returns
> TRC: one percent (1%) of Net Smelter Returns.

7.3   Option to Purchase.   At any time during the term of this Agreement and in addition to its rights under Section 7.2, TRC shall have the exclusive right to purchase from Owner a one per cent (1%) of 8/8ths of Owner's Royalty interest for a cash payment of One Hundred Fifty Thousand Dollars ($150,000) (the "Option Price"). In the event that TRC desires to exercise such right and option, it shall deliver written notice of exercise to Owner, following Owner's receipt of which the closing of the purchase and sale of the one percent (1.0%) Royalty interest (the "Closing") shall be held at 10:00 a.m. on the date that is ten (10) days following Owner's receipt of the notice of exercise, at a location in Reno, Nevada, specified by TRC in its notice, unless the Parties otherwise mutually agree. At the Closing, the following shall occur: (i) TRC shall deliver to Owner a cashiers' check or certified funds in the amount of the Option Price; and (ii) Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit C, of a total one percent (1%) Net Smelter Return Royalty interest in the Property.

If, as provided in Section 7.2, such purchase is made prior to TRC's performance of One Hundred Fifty Thousand ($150,000) worth of Exploration Expenditures, then, following the Closing, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: two percent (2%) of Net Smelter Returns
> TRC: one percent (1%) of Net Smelter Returns.

If, as provided in Section 7.2, such purchase is made after TRC has performed One Hundred Fifty

Thousand ($150,000) worth of Exploration Expenditures, then, following the Closing, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: one percent (1%) of Net Smelter Returns
> TRC: two percent (2%) of Net Smelter Returns.

8.   WORK COMMITMENT

8.1   Work Commitment.   TRC agrees to conduct a minimum of Fifty Thousand Dollars ($50,000) of exploration work on or for the benefit of the Property during the each Lease Year (defined in Section 8.3) until such time as Minerals are being mined from the Property in commercial quantities.   All Exploration Expenditures (defined in Section 8.2) in excess of the required annual amounts may be carried forward and credited toward the subsequent Lease Year's work commitment, and all expenditures may be made on or for the benefit of the Property.   At Owner's request, TRC shall produce an accounting of monies spent on the Property for exploration work and included in Exploration Expenditures.

8.2   Exploration Expenditures.   For the purposes of this Agreement, "Exploration Expenditures" shall mean and include all direct and indirect costs incurred on or for the benefit of the Property and for Exploration and Prospecting (as defined in Section 4), and for payments authorized, expressly or implicitly, pursuant to this Agreement, including, without limitation, the following: (a) costs of surveying (including, without limitation, geophysical, geochemical and geomagnetic surveys), mapping, exploration, prospecting, sampling, bulk sampling, drilling, and trenching; (b) costs of operations and payments in connection with obtaining or maintaining exploration or similar or related permits, licenses, approvals, consents or authorizations; (c) costs of conducting required environmental, wildlife or similar, related or associated studies, reports, analyses or documents; (d) costs of any filing, recording, or other fees paid to perfect or maintain the Property, including, but not limited to, all payments made to the Bureau of Land Management to file, perfect and maintain the claims comprising the Property; and (e) all other costs incurred in the conduct of other activities that are incidental to, in furtherance of, in preparation for or associated with any or all of the foregoing; provided, however, that the term "Exploration Expenditures" shall not include off-site office or overhead charges.

8.3   Lease Year.   For the purposes of this Agreement, the term "Lease Year" shall mean and refer to the period commencing on March 1 of a calendar year and ending on February 28 (or, in the case of a leap year, February 29) of the following calendar year. The first Lease Year shall be deemed to have commenced on March 1, 2004, and the work commitment for that Lease Year shall be deemed to have been satisfied by the exploration expenditures made by TRC during 2004.

8.4   Payment in Lieu.   In the event that TRC fails to perform the minimum work requirement for any particular Lease Year, TRC may elect, at its sole discretion, to pay Owner the difference between the annual work commitment as set forth in Section 8.1 for the Lease Year in question and the value of the work actually performed during that Lease Year (together with any applicable credit for excess work performed during any previous Lease Year) and, upon such payment, TRC shall be deemed to have satisfied in full the minimum work requirement for that lease year. In the event TRC fails to perform the minimum work requirements for any particular Lease Year and elects not to make the payment described in the immediately preceding sentence, and subject to TRC's right to contest the default under Section 13.2, Owner may declare this Agreement terminated by providing written notice thereof to TRC within sixty (60) days after expiration of the Lease Year in question. If TRC does not timely contest the default or, having timely contested the default, is found by the arbitrators under Section 14 to be in default, Owner's right of termination shall be the sole remedy and relief available to Owner, and TRC shall not otherwise be liable or responsible for its failure to perform the minimum work requirement.

9.   ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's gross negligence or willful misconduct.

10.   DELIVERY OF DATA

Upon written request given by Owner to TRC within thirty (30) days following termination of this Agreement by either Party, TRC shall furnish Owner, within sixty (60) days of TRC's receipt of such request, copies of all basic maps, drill logs, engineering and geological data, and other factual data and factual material pertaining to the Property prepared by TRC; provided, however, that: (1) TRC shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes, and in the event any such information is inadvertently provided to Owner, Owner shall maintain the same as confidential; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees to allow Owner or its agent (duly authorized in writing) to examine, at its place of storage, any core or drill cuttings from the Property that were retained by TRC after termination of this Agreement. TRC agrees to notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's sole cost, such core or cuttings as Owner chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

11.   TITLE

11.1   <u>Provision of Information.</u> Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of all abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, certificates of location, amendments or relocation, prior deeds, contracts, applications for patent, proofs of labor, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 11.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

11.2   Title Defects and Cure. If -- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2, or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6, unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC).

11.3   Amendment and Relocation. TRC shall have the right, at its sole discretion, to relocate, amend or abandon the location of any of the mining claims included in the Property whenever TRC deems such action desirable in order to perfect the mining claims, cure defective locations, include additional ground in the mining claims, convert the mining claims to mill sites or for any other reason. Any such relocation, amendment or abandonment shall be made by TRC as agent for and in the name of Owner, except to the extent such mining claims are part of the Additional Lands included in this Agreement pursuant to Section 1.2 and such claims are owned by a third party. Any new locations resulting from such actions or relocations shall be deemed part of the Property and shall be subject to all of the terms and conditions of this Agreement. TRC shall have the right to credit against any and all payments to Owner under this Agreement all costs and expenses incurred by TRC in connection with any amendment, relocation or abandonment pursuant to this Section 11.3.

11.4   Lesser Interest. If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, then: (a) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (2) TRC shall be entitled to offset, against subsequent advance minimum royalties and Royalty payments payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

11.5   No Limitation. Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

11.6   Patent. Upon request by TRC, Owner shall deliver to TRC a full and irrevocable power of attorney authorizing TRC to apply for a United States mineral patent for all or any of the mining claims included in the Property, and Owner agrees not to object to, protest or adverse such application. If TRC, in its sole and absolute discretion, elects to apply for such a patent, application shall be made in Owner's name (unless the mining claims are Additional Lands owned by a third party). Upon request by TRC, Owner shall execute any and all documents in connection with the patent application. Any mineral patent issued with respect to the Property shall become part of the Property subject to all of the terms and conditions of this Agreement.

11.7   Liability. Lessee at any time may withdraw from or discontinue any action, activity or application undertaken or initiated by it pursuant to Section 11.2, 11.3, or 11.6. Lessee shall not be liable to Owner in any way if Owner is unsuccessful in, withdraws from or discontinues any such action, activity or application.

11.8   Additional and After-Acquired Title. If Owner now owns or subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Agreement.

11.9   Third Party Claims.   In the event that any person or entity (other than Owner) claims or asserts or appears to hold any right, title or interest whatsoever in or to the Property (including without limitation the minerals in, on or under the Property) production therefrom or this Agreement, then the following shall apply: (i) TRC may deposit in a special escrow account any payments otherwise due Owner; (ii) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods of appeal have expired; and (iii) TRC shall have the right to deduct from any advance minimum royalties or Royalty Payments to Owner any amounts that TRC is required to pay to such third parties or that TRC reasonably elects to pay such third parties in satisfaction of their claims.

12.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and

Section 7. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of due diligence, TRC is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, TRC shall not be required to settle any strikes or labor disputes.

13.   TERMINATION

13.1   By TRC. TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 13.3.

13.2   Default/Termination by Owner. If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. Except as provided in Section 8.4 with respect to the annual work commitment, TRC shall have fifteen (15) days after receiving a notice of default to remedy a default in payment, and thirty (30) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion. If TRC fails to cure to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within fifteen (15) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 14 of this Agreement. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

13.3   Removal of Equipment/ Reclamation. Following a termination of this Agreement pursuant to Section 3, 13.1 or 13.2, TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 13.3. TRC shall have one hundred and twenty (120) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. Drill, mining, and other roads, sites, and excavations, made by TRC shall be left in safe condition, and said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment.

13.4   Survival. Owner's representations and warranties under Section 2, TRC's rights under Section 13.3, and such other provisions of this Agreement as may be necessary to effectuate the intention of the Parties as expressed in this Agreement shall survive termination of this Agreement pursuant to Section 3, 13.1 or 13.2.

14.   ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute. Any related hearing or other proceeding shall be held in Reno, Nevada. The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

15.   OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

15.1   Conduct of Operations. TRC shall conduct its operations hereunder in a good and miner-like manner, and shall endeavor in good faith to comply with all applicable laws, rules and regulations. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time (whether during the Initial Term or the Renewal Term of this Agreement) be conducted and the location, manner, method, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

15.2   Protection from Liens. TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any liability to third persons resulting from TRC's operations hereunder**.**

15.3   Annual Requirements. TRC agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement. TRC agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management prior to July 1 of each lease year, and to provide Owner with evidence of such payment. In the event TRC relinquishes any claims included in the Property pursuant to Section 1.4 prior to July 1 of any year, TRC shall have the obligations set forth in Section 1.4. All costs incurred under this Section 15.3 shall be Exploration Expenditures.

15.4   Commingling. TRC shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that TRC shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

15.5   Cross-Mining Rights and Vertical Boundaries. TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

15.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents.

16.   NOTICES AND PAYMENTS

16.1   Notices. Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

> J. David Miller
> 13555 Stoneybrook
> Reno, Nevada 89511
>
> And
>
> Howard J. Adams
> 4756 Pine Knolls Lane

Reno, Nevada 89521

and any notice given to TRC shall be given by registered or certified mail, return receipt requested, addressed as follows:

Timberline Resources Corporation
P.O. Box 5034
Spokane, WA 99205

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery, or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

16.2   Payments. Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

17.   TAXES.

17.1   Real and Personal Property Taxes. During the term of this Agreement, TRC shall pay all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the Property and all taxes and assessments levied or assessed upon or against the personal property of TRC or Owner located on or about the Property; provided, that TRC may credit all such taxes paid by it against any and all payments to Owner.

17.2   Taxes Related to Operations. During the term of this Agreement, TRC shall pay all taxes, assessments and fees imposed or assessed in connection with the production of Minerals from the Property or other activities of TRC pursuant to this Agreement, including without limitation, any net proceeds, production, occupation, sales, severance, privilege, or other similar or related taxes. All such taxes shall be deducted from Net Smelter Returns as provided in Section 6.2.

17.3   Limitations. TRC shall not be obligated to pay any taxes assessments or fees under this Section 17 that are allocable to portions of any year in which this Agreement is not in force. Each of TRC and Owner shall be responsible for payment of income taxes on their own respective incomes.

17.4   <u>Cooperation</u>. Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee described in this Section 17.

18.   GENERAL

18.1   <u>Memorandum.</u>   The Parties to this Agreement shall execute and record, in the real property records of Mineral County, Nevada, a Memorandum of this Agreement. In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control.

18.2   <u>Governing Law.</u>   This Agreement shall be governed by the laws of the State of Nevada, and by the laws, rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.

18.3   <u>Severability and Construction</u>. In the event that any court or administrative body (including, for purposes of this Agreement, any arbitrators under Section 14) of competent jurisdiction determines that any provision of this Agreement is unenforceable, illegal or in conflict with any federal, state, or local law, the Parties shall petition (or shall hereby be deemed to have petitioned) such court or administrative body to reform such provision in such a way as to carry out the intent of the Parties to the maximum extent permissible. However, if the court or administrative body declines to so act, such provision shall be considered severable from the rest of this Agreement the other provisions of this Agreement shall remain unaffected and in full force and effect, and this Agreement shall be construed and enforced as if it did not contain such provision. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

18.4   <u>Whole Agreement</u>. This Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent and the Original Lease insofar as the Letter of Intent and the Original Lease relate to the Property.

18.5   <u>Assignments and Transfers.</u>   This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that no transfer, assignment, or division of the advance minimum royalties, Royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties. Upon an assignment or transfer, the assigning Party shall give written notice of such assignment to the non-assigning Party, specifying therein the name(s) of the assignee and the rights, titles and interests assigned.

18.5 Perpetuities. Notwithstanding any provision of this Agreement to the contrary (including without limitation the provisions of Section 12 pertaining to force majeure), any right or option to acquire any interest in real or personal property under this Agreement (including, without limitation, Royalty interests under Section 7) must be exercised, if at all, so as to vest such interest in the acquirer within twenty-one (21) years after the Effective Date.

18.6 Legal Advice. Owner expressly acknowledges that it has sought (or has had the opportunity to seek) the advice of Owner's own legal counsel to assist Owner in negotiating and reviewing this Agreement. Owner expressly acknowledges that Owner is not relying on any oral or written statement (not expressly set forth in this Agreement) made by TRC, its officers, employees or agents regarding any matters pertaining to this Agreement.

18.7 Binding Effect. All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

18.8 Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER: [signature]
J. David Miller



OWNER: [signature]
Howard J. Adams

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation



[signature]
By: Stephen Goss, President

18

STATE OF NEVADA)
)ss
COUNTY OF Washoe)

On this, the 19th day of April, 2005 before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-07



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

Joanne E. Herrmann
Notary Public

STATE OF NEVADA)
)ss
COUNTY OF Washoe)

On this, the 6th day of May, 2005, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-2007



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

Joanne E. Herrmann
Notary Public

STATE OF WASHINGTON)
)ss
COUNTY OF SPOKANE)

On this, the 6th day of April, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 11-28-07

[signature]
Notary Public
Residing at Spokane


DIANNA G. RESSA
COMMISSION EXPIRES
NOTARY
PUBLIC
11-28-07
STATE OF WASHINGTON

EXHIBIT "A"
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Mineral County, Nevada

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
SUN - 1	12/20/03	NMC 860349	130298
SUN -2	12/20/03	NMC 860350	130299
SUN-3	12/20/03	NMC 860351	130300
SUN-4	11/10/03	NMC 860352	130301
SUN-5	11/10/03	NMC 860353	130302
SUN-6	11/10/03	NMC 860354	130303
SUN-7	12/20/03	NMC 860355	130304
SUN-9	12/20/03	NMC 860356	130305
SUN-11	12/20/03	NMC 860357	130306
SUN-13	10/04/03	NMC 855157	129567
SUN-14	12/20/03	NMC 860358	130307
SUN-15	12/20/03	NMC 860359	130308
SUN-16	12/20/03	NMC 860360	130309
SUN-17	12/20/03	NMC 860361	130310
SUN-18	12/20/03	NMC 860362	130311
SUN-19	12/20/03	NMC 860364	130312
SUN-20	12/20/03	NMC 860364	130313

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
SUN-22	12/20/03	NMC 860385	130314
SUN-30	11/10/03	NMC 860366	130315
SUN-32	11/10/03	NMC 860367	130316
SUN-34	11/10/03	NMC 860368	130317
SUN-36	11/10/03	NMC 860369	130318
SUN-23	9/04/04	NMC 879893	133027
SUN-24	9/04/04	NMC 879898	133032
SUN-25	9/04/04	NMC 879899	133033
SUN-26	9/04/04	NMC 879896	133030
SUN-27	9/04/04	NMC 879897	133031
SUN-28	9/04/04	NMC 879894	133028
SUN-29	9/04/04	NMC 879895	133029
SUN-31	9/04/04	NMC 879900	133034
SUN-33	9/04/04	NMC 879901	133035
SUN-35	9/04/04	NMC 879902	133036
SUN-37	9/04/04	NMC 879903	133037
SUN-39	9/04/04	NMC 879904	133038
SUN-40	9/04/04	NMC 879905	133039
SUN-41	9/04/04	NMC 879908	133042
SUN-42	9/04/04	NMC 879909	133043
SUN-43	9/04/04	NMC 879906	133040
SUN-44	9/04/04	NMC 879907	133041
SUN-45	2/12/05	NMC 892080	134779
SUN-46	2/12/05	NMC 892081	134780

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
SUN-47	2/12/05	NMC 892082	134781
SUN-48	2/12/05	NMC 892083	134782
SUN-49	2/12/05	NMC 892084	134783
SUN-50	2/12/05	NMC 892085	134784
SUN-51	2/12/05	NMC 892086	134785
SUN-52	2/12/05	NMC 892087	134786

EXHIBIT B
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

AREA OF INTEREST

See attached map.

EXHIBIT C
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

ASSIGNMENT OF ROYALTY INTEREST

This Assignment is made this ____ day of _____, _____, between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, jointly designated herein as "Assignor", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, whose address is P.O. Box 5034, Spokane, Washington 99205, as "Assignee."

Assignor, as "Owner," and Assignee are parties to that certain Mineral Lease Agreement dated effective as of April 28, 2004 (the "Agreement"), a Memorandum of which was recorded in the _____ County, Nevada, real property records on _____, 2005, as Reception No. _____, in Book _____, at Page _____, with respect to the unpatented mining claims (the "Property") situated in _____ County, Nevada, that are more particularly described in the attached Exhibit A.   All capitalized terms used in this Assignment shall have the meanings ascribed to them in the Agreement, unless otherwise defined in this Assignment.

Pursuant to the Agreement, Assignee agreed to pay to Assignor, as Owner, three percent (3%) of Net Smelter Returns upon all minerals mined and removed from the Property (the "Production Royalty"), and Assignor, as Owner, granted TRC the option to purchase or otherwise acquire up to two-thirds of the Production Royalty.

Assignee has completed the requisite Exploration Expenditures prior to October 1, 2006 and is deemed to have purchased from Assignor one percent of 8/8ths of the Production Royalty. *OR*   Assignee has exercised its option to purchase from Owner one percent of 8/8ths of the Production Royalty, and has paid to Assignor, as Owner the Option Price, the receipt and sufficiency of which Assignor acknowledges. *[NOTE: If Assignee already has acquired a one percent interest by virtue of having made the Exploration Expenditures, then an additional recital should be inserted prior to "Assignee has exercised its option….," which recital will read: "Pursuant to the Agreement, upon completion by Assignee of certain Exploration Expenditures, Assignor previously has conveyed to Assignee* one percent of 8/8ths of the Production Royalty."]

NOW, THEREFORE, in consideration of the foregoing, Assignor hereby assigns and conveys to Assignee an undivided one percent of 8/8ths of the Production Royalty, it being

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understood and agreed that, from and after the date of this Assignment, the Production Royalty shall be owned as follows:

Assignor: an undivided two percent (2%) of Net Smelter Returns
Assignee: an undivided one percent (1%) of Net Smelter Returns

[NOTE: If Assignee previously has been assigned one percent of 8/8ths of the Production Royalty, the above should be changed to read as follows:
Assignor: an undivided one percent (1%) of Net Smelter Returns
Assignee: an undivided two percent (2%) of Net Smelter Returns]

Assignor represents and warrants to Assignee that it is the owns the Production Royalty herein assigned to Assignee free and clear of all liens, encumbrances and claims of third parties.

Executed as of the date first set forth above.

ASSIGNOR: _____
                            J. David Miller

ASSIGNOR: _____
                            Howard J. Adams

ASSIGNEE:
                TIMBERLINE RESOURCES CORPORATION,
                 an Idaho corporation

                _____
                            By: Stephen Goss, President

STATE OF NEVADA   )
)ss

COUNTY OF _____   )

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                                              Notary Public

STATE OF NEVADA   )
)ss

COUNTY OF _____   )

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                                              Notary Public

STATE OF WASHINGTON)
)ss

COUNTY OF SPOKANE   )

       On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

       IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                                     Notary Public

Exhibit 10-2

MINERAL LEASE AGREEMENT

THIS AGREEMENT is executed this 14th day of April 2005 (the "Execution Date"), to be effective as of the 28th day of April, 2004 (the "Effective Date"), by and between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, hereinafter collectively designated as "Owner", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC". Owner and TRC may be referenced collectively as the "Parties" or, singly, as a "Party."

WHEREAS, Owner holds the entire and exclusive possessory interest, subject only to the paramount title of the United States, to the unpatented lode mining claims situated in Nye County, Nevada, known as the PAC, HD and ACE claim groups (the "Initial Claim Groups"), which are more fully described in Exhibit A attached hereto, and

WHEREAS, Owner and TRC desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and materials on or under the Property (defined in Section 1.1 below), and whereby TRC shall have the exclusive option to purchase a portion of Owner's royalty interest in the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the foregoing and of the covenants herein expressed, the Parties agree as follows:

1.   PROPERTY DESCRIPTION AND AREA OF INTEREST

1.1   Property and Property Description.   As used in this Agreement, the term "Property" shall mean and include the Initial Claim Groups and any Additional Lands made subject to this Agreement pursuant to Section 1.2 below. The unpatented mining claims located in Nye County, Nevada, which are subject to this Agreement are described in Exhibit A attached hereto.

1.2   Area of Interest. Owner and TRC agree that an Area of Interest will be established around the Initial Claim Groups as of the Effective Date. The Area of Interest shall be defined as that area within one mile of the exterior boundaries of the Initial Claim Groups as such boundaries exist as of the Effective Date. Any property acquired by either Party (the "Acquiring Party") within the Area of Interest subsequent to the Effective Date may be included in and subject to this Agreement as if the newly acquired property (the "Additional Lands") was listed in Exhibit A, subject to and in accordance with the following:

(a)   the Acquiring Party shall provide the other Party (the "Non-Acquiring Party") written notice of the acquisition, including a description of the Additional Lands and copies of all location certificates or other instruments (including, without limitation, leases, purchase agreements and deeds) (the ''Acquisition Documents'') pursuant to which the Additional Lands were acquired;

(b)   if TRC is the Acquiring Party, the Additional Lands shall be deemed to be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A;

(c)   if Owner (or either of them) is the Acquiring Party, the Additional Lands shall be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A *unless* TRC notifies Owner, in writing, within sixty (60) days following TRC's receipt of Owner's notice, that TRC declines to include the Additional Lands under this Lease, in which event Owner shall be free to hold and operate such Additional Lands for its own account, free and clear of any claims by TRC; and

(d)   if any Additional Lands made subject to this Agreement pursuant to this Section 1.2 are burdened, as of the date of acquisition, by any royalties on production (including, without limitation, any royalties created by or under the Acquisition Documents) (''Third Party Royalties''), then the royalty payments becoming due to Owner under Section 6 of this Agreement with respect to production from the Additional Lands (but not from the remainder of the Property) shall be reduced by the amount of the Third Party Royalties on such production;

(e)   Following the inclusion of Additional Lands in the Property pursuant to this Section 1.2, the Parties shall take such actions and execute such instruments (including, without limitation, an amendment to this Agreement) as either Party may desire or as may be required under the terms of the Acquisition Documents or applicable law to subject the Additional Lands and the Acquisition Documents to the terms of this Agreement.

1.3   Activities Outside the Area of Interest. Nothing in this Agreement shall be construed to limit either Party's right to apply for or otherwise acquire, on its own behalf and without any obligation whatsoever to the other, any right, title or interest whatsoever in or to any real property or mineral interests situated outside of the Area of Interest, and such right, title and interest shall not be subject to this Agreement.

1.4   Relinquishment. At any time and from time to time during the term of this Agreement, TRC may relinquish to Owner portions of the Property (the ''Relinquished Property'') by delivering to Owner a quitclaim deed of TRC's rights, titles and interests in the Relinquished Property under this Agreement; provided, however, that such obligation shall not extend to properties included in the Property pursuant to Section 1.2 that are held under lease or similar agreement with a third party and to whom TRC has a similar obligation to relinquish

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such Property. Upon delivery of such deed, all of TRC's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) TRC shall perform its reclamation obligations under Section 13.3, and (2) if the Relinquished Property includes unpatented mining claims and such mining claims are relinquished after July 1 of any calendar year, TRC shall be required (as provided in Section 15.3) to perform all work and make all filings and payments to the Bureau of Land Management to maintain such claims for that calendar year.

2.   WARRANTIES AND REPRESENTATIONS

Owner represents and warrants to TRC that Owner owns the entire undivided interest in, and has the exclusive possession of, the Property, subject only to the paramount title of the United States; that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever; and that the Owner has the full right, power, and capacity to enter into this Agreement upon the terms set forth herein. Owner further represents and warrants to TRC that each of the individuals comprising Owner is either unmarried or his spouse is also a signatory to this Agreement. Owner agrees not to encumber title to the Property while this Agreement is in effect. The representations, warranties and indemnities of Owner set forth above are the joint and several obligations of each of the persons and entities comprising Owner.

3.   TERM

The term of this Agreement shall be for a period of twenty (20) years from the Effective Date (the "Initial Term") unless sooner terminated under the provisions of Section 13. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"). TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 12.

4.   GRANT OF LEASE AND EXPLORATION AND MINING PRIVILEGE

4.1   Grant. Owner hereby grants to TRC, for the term specified in Section 3, a lease of the Property, including the exclusive right and privilege of entering upon the Property , to explore, prospect for and mine Minerals (defined in Section 4.2) and Mineral deposits contained upon or within the Property.

4.2   Definitions.   As used in this Section 4 and elsewhere in this Agreement, the following terms shall have the meanings assigned in this Section 4.2:

"Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b)   Digging or excavating pits, adits, shafts, and other types of excavation.

c)   Drilling test holes.

d)   Excavating drill hole sites, sumps, and mud pits.

e)   Constructing roads reasonably required for ingress, egress, access to work and campsites, and communication.

f)   Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of Minerals, and shall include (without limitation) all preparation (other than Exploration) for the removal and recovery of Minerals, including the preparation of a feasibility study, and construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals.

"Minerals" shall mean any and all mineral substances of any nature, metallic or non-metallic, and all related ores and concentrates; excluding, however, oil, gas and other hydrocarbon substances.

5.   PAYMENTS TO OWNER

5.1   TRC Shares.

A.   Initial Shares.   Owner acknowledges receiving 10,000 shares of TRC common stock on January 30th, 2004, pursuant to a Letter of Intent between TRC and Owner (the "Letter of Intent"), and in connection with that certain Mineral Lease Agreement dated April 28, 2004, between the Parties, covering the Initial Claim Groups and the SUN Claims in Nye and Mineral Counties, Nevada, which Mineral Lease Agreement (the "Original Lease") is superseded insofar as it relates to the Property covered by this Agreement.

      B.   Subsequent Shares. Owner acknowledges receiving an additional 20,000 shares of TRC common stock, on the Execution Date, pursuant to a Letter Agreement between TRC and Owner (the "Letter Agreement"), relating to the due dates of certain payments in connection with the Property and the Sun Claims in Nye and Mineral Counties, Nevada. Concurrently with the execution of this Agreement and prior to receiving such shares of stock, Owner shall complete a Subscription Agreement in form and substance satisfactory to TRC.

      C.   TRC Shares. Owner further acknowledges that the stock certificates evidencing the shares of TRC common stock delivered to Owner as described in Section 5.1A and Section 5.1B (the "TRC Shares") carry a legend indicating that the TRC Shares have not been registered under the Securities Act of 1933 and are restricted securities and that such securities require a one-year holding period before they can be offered for sale.

    5.2   Advance Minimum Royalties.

      A. Initial Payment. Owner acknowledges being paid $10,000 on January 30th, 2004, pursuant to the Letter of Intent and to receiving an additional payment of Twelve Thousand Dollars ($12,000.00) upon execution of the Original Lease, for a total initial payment of Twenty-two Thousand Dollars ($22,000.00) (the "Initial Payment"). The Parties agree that Twelve Thousand Dollars ($12,000.00) (the "Allocated Payment") of the Initial Payment shall be allocated to this Agreement as the initial payment made in consideration of this Agreement. The Allocated Payment shall be deemed for all purposes to be an advance minimum royalty payment and shall be fully creditable against production royalties that may become due Owner under Section 6 of this Agreement, regardless of whether production royalties accrue or are made in the same or any subsequent year as the year in which the Allocated Payment was made.

      B. Subsequent Payments. Unless this Agreement has been terminated prior to the dates set forth below, TRC agrees to pay Owner, as an advance minimum royalty, the following on or before the due date:

April 30, 2005	$10,000
March 30, 2006	$15,000
March 30, 2007	$20,000
March 30, 2008 and annually thereafter	$25,000

Provided, however, that in the event TRC elects to drop one of the Initial Claim Groups, the annual payment set forth above will be reduced by $2,500 for each Initial Claim Group dropped.

All advance minimum royalty payments shall be fully creditable against production royalties that may become due Owner under Section 6 of this Agreement regardless of whether such production royalties accrue or are made in the same or any subsequent year as the year in which the advance minimum royalty is paid.

In the event this Agreement is terminated as provided in Section 13, TRC shall have no obligation to make any payment set forth above that occurs after the Agreement has been terminated: however, Owner shall be entitled to receive (and TRC shall be liable for) advance minimum royalties, if any, that have accrued but have not been paid prior to such termination.

C.   Manner of Payment. All payments required to be made by TRC to Owner may be made in currency, by draft, or by check of TRC or its agent (at the option of TRC), and said payments shall be made to Owner in the manner and at the addresses specified in Section 16.

6.   ROYALTIES

6.1   Production Royalty. Subject to Section 7 of this Agreement, TRC agrees to pay to Owner, as a production royalty (the "Royalty"), Three Percent (3%) of the Net Smelter Returns (gold equivalent) (defined in Section 6.2) upon all Minerals mined and removed from the Property. Notwithstanding any provision of this Agreement to the contrary, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which TRC receives payment or consideration. TRC shall have no obligation to pay any Royalty whatsoever on Minerals extracted from the Property for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations unless and until the same are subsequently sold.

6.2   Net Smelter Returns. The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by TRC: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; (ii) all charges and costs of or relating to milling, smelting and refining, (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser; (iii) all sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of Minerals from the Property, but excluding any taxes on net income, unless already deducted by the purchaser; (iv) any royalty, production or other similar or related payment or fee that is now or that may in the future be assessed by any federal, state or local governmental entity with respect to the production, processing or sale of such Minerals; (v) Third Party Royalties under Section 1.2(d); and (vi) any payment to third parties in satisfaction of the royalty, rental or other obligations that are specifically described and identified in Exhibit A hereto (but excluding payments in satisfaction of royalty, rental or other obligations that are not identified in Exhibit A, which payments, if any, shall give rise to rights of TRC arising elsewhere in this Agreement, including without limitation in Sections 2, 11.2, 11.4, and 11.9). In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that TRC would have incurred if such operations were carried out at facilities not owner or controlled by TRC then offering comparable services for comparable products on prevailing terms.

      6.3   <u>Payments.</u>

      A. <u>Generally.</u> Royalty payments shall be made by TRC, in accordance with Section 16, on or before the last day of each accounting month of TRC for all Minerals sold during the preceding accounting month by TRC.

      B. <u>Provisional Payments.</u> In the event that any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to TRC's final determination, in accordance with Section 15.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 6.3.C.

      C. <u>Adjustments.</u> In the event that TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of any subsequent payment.

      D. <u>Statement.</u> At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated.

      6.4   <u>Audits.</u> All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto, unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within sixty (60) days following the end of the calendar year during which such Royalty payments were paid. During the sixty (60) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have TRC's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and TRC. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly production royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on TRC for adjustment within the sixty (60) days period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7.   OPTION TO PURCHASE ROYALTY INTEREST

7.1   Option. Owner hereby grants to TRC, and TRC shall have, the exclusive right and option to purchase up to two percent (2%) of 8/8ths of Owner's Royalty under Section 6.1 as provided in Section 7.2 and Section 7.3.

Deemed Purchase. If, pursuant to Section 8 of this Agreement, TRC performs a minimum of Two Hundred Fifty Thousand ($250,000) worth of Exploration Expenditures (defined in Section 8.2) on, within, or for the benefit of the Property prior to October 1, 2007, then the TRC shall be deemed to have purchased from Owner an undivided one percent (1%) of 8/8ths of Owner's Royalty (the "Deemed Purchase"), following which: (i) Owner's Royalty interest under Section 6.1 shall be reduced by one per cent (1%) of 8/8ths of the Net Smelter Returns; and (ii) upon request by TRC, Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit B, of a total one percent (1%) Net Smelter Return Royalty interest in the Property.

7.3   Option to Purchase.

A.   The Option and Option Price. At any time and from time to time during the term of this Agreement and in addition to its rights under Section 7.2, TRC shall have the exclusive right to purchase from Owner a one per cent (1%) of 8/8ths of Owner's Royalty interest in the Property as provided in this Section 7.3 (the "Option" or "TRC's Option") TRC may exercise the Option as to each of the Initial Claim Groups for a cash payment per Initial Claim Group of One Hundred Fifty Thousand Dollars ($150,000) (the "Option Price"). At such time as TRC exercises the Option as to all of the Initial Claim Groups and for no additional consideration, TRC shall be deemed to have exercised the Option as to any Additional Lands then or thereafter included in the Property.

B.   Exercise of Option and Closing.   In the event that TRC desires to exercise the Option as to one or more of the Initial Claim Groups, it shall deliver written notice of exercise to Owner, which notice shall specify the Initial Claim Group or Groups as to which the Option is being exercised at that time. Following Owner's receipt of TRC's notice, the closing of the purchase and sale (a "Closing") of the one percent (1.0%) Royalty interest in the Initial Claim Group or Groups identified in TRC's notice shall be held at 10:00 a.m. on the date that is ten (10) days following Owner's receipt of the notice of exercise, at a location in Reno, Nevada, specified by TRC in its notice, unless the Parties otherwise mutually agree. At the Closing, the following shall occur: (i) TRC shall deliver to Owner a cashiers' check or certified funds in the amount of the Option Price for each Initial Claim Group identified in TRC's notice of exercise; and (ii) Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit B, of a total one percent (1%) Net Smelter Return Royalty interest in the Initial Claim Group or Groups identified in TRC's notice of exercise.

7.4   Ownership of Royalty.

If the Deemed Purchase under Section 7.2 is made prior to TRC's exercise of its Option and a subsequent Closing under Section 7.3, then, following such Deemed Purchase and prior to TRC's exercise of its Option and the subsequent Closing under Section 7.3, the Royalty accruing under this Agreement shall be owned and paid as follows with respect to all of the Property except the Initial Claim Groups comprising the Property as to which TRC's Option (defined in Section 7.3) has been exercised:

Owner: two percent (2%) of Net Smelter Returns
TRC: one percent (1%) of Net Smelter Returns.

If a Closing under Section 7.3 occurs prior to a Deemed Purchase under Section 7.2, then, following such Closing, the Royalty accruing under this Agreement shall be owned and paid as follows with respect to those Initial Claim Groups as to which TRC's Option has been exercised:

Owner: two percent (2%) of Net Smelter Returns
TRC: one percent (1%) of Net Smelter Returns.

If a Closing occurs under Section 7.3 after a Deemed Purchase under Section 7.2, then, following such Closing, the Royalty accruing under this Agreement shall be owned and paid as follows with respect to those Initial Claim Groups as to which TRC's Option has been exercised:

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Owner: one percent (1%) of Net Smelter Returns
TRC: two percent (2%) of Net Smelter Returns.

If TRC shall be deemed, pursuant to Section 7.3A, to have exercised the Option as to all of the Additional Lands then or thereafter included in the Property and such deemed exercise occurs prior to a Deemed Purchase under Section 7.2 then, following such deemed exercise, the Royalty accruing under this Agreement shall be owned and paid as follows with respect to all of the Property:

Owner: two percent (2%) of Net Smelter Returns
TRC: one percent (1%) of Net Smelter Returns.

If TRC shall be deemed, pursuant to Section 7.3A, to have exercised the Option as to all of the Additional Lands then or thereafter included in the Property and such deemed exercise occurs after a Deemed Purchase under Section 7.2, then, following such deemed exercise, the Royalty accruing under this Agreement shall be owned and paid as follows with respect to all of the Property:

Owner: one percent (1%) of Net Smelter Returns
TRC: two percent (2%) of Net Smelter Returns.

8.   WORK COMMITMENT

8.1   <u>Work Commitment.</u>   TRC agrees to conduct a minimum of Thirty Thousand Dollars ($30,000) of exploration work on or for the benefit of the Property or any portion of or claim group within the Property during the each Lease Year (defined in Section 8.3) until such time as Minerals are being mined from the Property in commercial quantities. All Exploration Expenditures (defined in Section 8.2) in excess of the required annual amounts may be carried forward and credited toward the subsequent Lease Year's work commitment, and all expenditures may be made on or for the benefit of the Property or any portion of or claim group within the Property. At Owner's request, TRC shall produce an accounting of monies spent on the Property for exploration work and included in Exploration Expenditures.

8.2   <u>Exploration Expenditures.</u>   For the purposes of this Agreement, "Exploration Expenditures" shall mean and include all direct and indirect costs incurred on or for the benefit of the Property and for Exploration and Prospecting (as defined in Section 4), and for payments authorized, expressly or implicitly, pursuant to this Agreement, including, without limitation, the following: (a) costs of surveying (including, without limitation, geophysical, geochemical and geomagnetic surveys), mapping, exploration, prospecting, sampling, bulk sampling, drilling, and trenching; (b) costs of operations and payments in connection with obtaining or maintaining exploration or similar or related permits, licenses, approvals, consents or authorizations; (c) costs of conducting required environmental, wildlife or similar, related or associated studies, reports, analyses or documents; (d) costs of any filing, recording, or other fees paid to perfect or maintain the Property, including, but not limited to, all payments made to the Bureau of Land Management to file, perfect and maintain the claims comprising the Property; and (e) all other costs incurred in the conduct of other activities that are incidental to, in furtherance of, in preparation for or associated with any or all of the foregoing; provided, however, that the term "Exploration Expenditures" shall not include off-site office or overhead charges.

8.3   Lease Year. For the purposes of this Agreement, the term "Lease Year" shall mean and refer to the period commencing on March 30 of a calendar year and ending on April 1 of the following calendar year. The first Lease Year shall be deemed to have commenced on March 1, 2004, and the work commitment for that Lease Year shall be deemed to have been satisfied by the exploration expenditures made by TRC during 2004.

8.4   Payment in Lieu. In the event that TRC fails to perform the minimum work requirement for any particular Lease Year, TRC may elect, at its sole discretion, to pay Owner the difference between the annual work commitment as set forth in Section 8.1 for the Lease Year in question and the value of the work actually performed during that Lease Year (together with any applicable credit for excess work performed during any previous Lease Year) and, upon such payment, TRC shall be deemed to have satisfied in full the minimum work requirement for that lease year.   In the event TRC fails to perform the minimum work requirements for any particular Lease Year and elects not to make the payment described in the immediately preceding sentence, and subject to TRC's right to contest the default under Section 13.2, Owner may declare this Agreement terminated by providing written notice thereof to TRC within sixty (60) days after expiration of the Lease Year in question. If TRC does not timely contest the default or, having timely contested the default, is found by the arbitrators under Section 14 to be in default, Owner's right of termination shall be the sole remedy and relief available to Owner, and TRC shall not otherwise be liable or responsible for its failure to perform the minimum work requirement.

9.   ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's gross negligence or willful misconduct.

10.   DELIVERY OF DATA

Upon written request given by Owner to TRC within thirty (30) days following termination of this Agreement by either Party, TRC shall furnish Owner, within sixty (60) days of TRC's receipt of such request, copies of all basic maps, drill logs, engineering and geological data, and other factual data and factual material pertaining to the Property prepared by TRC; provided, however, that: (1) TRC shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes, and in the event any such information is inadvertently provided to Owner, Owner shall maintain the same as confidential; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees to allow Owner or its agent (duly authorized in writing) to examine, at its place of storage, any core or drill cuttings from the Property that were retained by TRC after termination of this Agreement. TRC agrees to notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's sole cost, such core or cuttings as Owner chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

11.   TITLE

11.1   <u>Provision of Information.</u> Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of all abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, certificates of location, amendments or relocation, prior deeds, contracts, applications for patent, proofs of labor, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 11.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

11.2   <u>Title Defects and Cure.</u> If -- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2, or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6, unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC).

11.3   Amendment and Relocation. TRC shall have the right, at its sole discretion, to relocate, amend or abandon the location of any of the mining claims included in the Property whenever TRC deems such action desirable in order to perfect the mining claims, cure defective locations, include additional ground in the mining claims, convert the mining claims to mill sites or for any other reason. Any such relocation, amendment or abandonment shall be made by TRC as agent for and in the name of Owner, except to the extent such mining claims are part of the Additional Lands included in this Agreement pursuant to Section 1.2 and such claims are owned by a third party. Any new locations resulting from such actions or relocations shall be deemed part of the Property and shall be subject to all of the terms and conditions of this Agreement. TRC shall have the right to credit against any and all payments to Owner under this Agreement all costs and expenses incurred by TRC in connection with any amendment, relocation or abandonment pursuant to this Section 11.3.

11.4   Lesser Interest. If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, then: (a) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (2) TRC shall be entitled to offset, against subsequent advance minimum royalties and Royalty payments payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

11.5   No Limitation. Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

11.6   Patent. Upon request by TRC, Owner shall deliver to TRC a full and irrevocable power of attorney authorizing TRC to apply for a United States mineral patent for all or any of the mining claims included in the Property, and Owner agrees not to object to, protest or adverse such application. If TRC, in its sole and absolute discretion, elects to apply for such a patent, application shall be made in Owner's name (unless the mining claims are Additional Lands owned by a third party). Upon request by TRC, Owner shall execute any and all documents in connection with the patent application. Any mineral patent issued with respect to the Property shall become part of the Property subject to all of the terms and conditions of this Agreement.

11.7   Liability. Lessee at any time may withdraw from or discontinue any action, activity or application undertaken or initiated by it pursuant to Section 11.2, 11.3, or 11.6. Lessee shall not be liable to Owner in any way if Owner is unsuccessful in, withdraws from or discontinues any such action, activity or application.

11.8   Additional and After-Acquired Title. If Owner now owns or subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Agreement.

11.9   Third Party Claims.   In the event that any person or entity (other than Owner) claims or asserts or appears to hold any right, title or interest whatsoever in or to the Property (including without limitation the minerals in, on or under the Property) production therefrom or this Agreement, then the following shall apply: (i) TRC may deposit in a special escrow account any payments otherwise due Owner; (ii) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods of appeal have expired; and (iii) TRC shall have the right to deduct from any advance minimum royalties or Royalty Payments to Owner any amounts that TRC is required to pay to such third parties or that TRC reasonably elects to pay such third parties in satisfaction of their claims.

12.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and Section 7. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of due diligence, TRC is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, TRC shall not be required to settle any strikes or labor disputes.

13.   TERMINATION

13.1   By TRC. TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 13.3.

13.2   Default/Termination by Owner. If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. Except as provided in Section 8.4 with respect to the annual work commitment, TRC shall have fifteen (15) days after receiving a notice of default to remedy a default in payment, and thirty (30) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion. If TRC fails to cure to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within fifteen (15) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 14 of this Agreement. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

13.3   Removal of Equipment/ Reclamation. Following a termination of this Agreement pursuant to Section 3, 13.1 or 13.2, TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 13.3. TRC shall have one hundred and twenty (120) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. Drill, mining, and other roads, sites, and excavations, made by TRC, need not be restored or filled, but shall be left in safe condition, and said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment.

13.4   Survival. Owner's representations and warranties under Section 2, TRC's rights under Section 13.3, and such other provisions of this Agreement as may be necessary to effectuate the intention of the Parties as expressed in this Agreement shall survive termination of this Agreement pursuant to Section 3, 13.1 or 13.2.

14.   ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute. Any related hearing or other proceeding shall be held in Reno, Nevada. The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

15. OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

15.1   Conduct of Operations. TRC shall conduct its operations hereunder in a good and miner-like manner, and shall endeavor in good faith to comply with all applicable laws, rules and regulations. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time (whether during the Initial Term or the Renewal Term of this Agreement) be conducted and the location, manner, method*, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

15.2   Protection from Liens. TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any liability to third persons resulting from TRC's operations hereunder**.**

15.3   Annual Requirements. TRC agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement. TRC agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management prior to July 1 of each lease year, and to provide Owner with evidence of such payment. In the event TRC relinquishes any claims included in the Property pursuant to Section 1.4 prior to July 1 of any year, TRC shall have the obligations set forth in Section 1.4.   All costs incurred under this Section 15.3 shall be Exploration Expenditures.

15.4   Commingling. TRC shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that TRC shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

15.5   Cross-Mining Rights and Vertical Boundaries. TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

15.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents.

16.   NOTICES AND PAYMENTS

16.1   Notices. Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

> J. David Miller
> 13555 Stoneybrook
> Reno, Nevada 89511
>
>   And
>
> Howard J. Adams
> 4756 Pine Knolls Lane
> Reno, Nevada 89521

and any notice given to TRC shall be given by registered or certified mail, return receipt requested, addressed as follows:

> Timberline Resources Corporation

P.O. Box 5034
Spokane, WA 99205

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery, or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

16.2   Payments. Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

17.   TAXES.

17.1   Real and Personal Property Taxes. During the term of this Agreement, TRC shall pay all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the Property and all taxes and assessments levied or assessed upon or against the personal property of TRC or Owner located on or about the Property; provided, that TRC may credit all such taxes paid by it against any and all payments to Owner.

17.2   Taxes Related to Operations. During the term of this Agreement, TRC shall pay all taxes, assessments and fees imposed or assessed in connection with the production of Minerals from the Property or other activities of TRC pursuant to this Agreement, including without limitation, any net proceeds, production, occupation, sales, severance, privilege, or other similar or related taxes. All such taxes shall be deducted from Net Smelter Returns as provided in Section 6.2.

17.3   Limitations. TRC shall not be obligated to pay any taxes assessments or fees under this Section 17 that are allocable to portions of any year in which this Agreement is not in force. Each of TRC and Owner shall be responsible for payment of income taxes on their own respective incomes.

17.4   Cooperation. Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee described in this Section

17.

18.   GENERAL

18.1   <u>Memorandum.</u> The Parties to this Agreement shall execute and record, in the real property records of Mineral County, Nevada, a Memorandum of this Agreement. In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control.

18.2   <u>Governing Law.</u> This Agreement shall be governed by the laws of the State of Nevada, and by the laws, rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.

18.3   <u>Severability and Construction</u>. In the event that any court or administrative body (including, for purposes of this Agreement, any arbitrators under Section 14) of competent jurisdiction determines that any provision of this Agreement is unenforceable, illegal or in conflict with any federal, state, or local law, the Parties shall petition (or shall hereby be deemed to have petitioned) such court or administrative body to reform such provision in such a way as to carry out the intent of the Parties to the maximum extent permissible. However, if the court or administrative body declines to so act, such provision shall be considered severable from the rest of this Agreement the other provisions of this Agreement shall remain unaffected and in full force and effect, and this Agreement shall be construed and enforced as if it did not contain such provision. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

18.4   <u>Whole Agreement</u>. This Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent and the Original Lease insofar as the Letter of Intent and the Original Lease relate to the Property.

18.5   <u>Assignments and Transfers.</u> This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that no transfer, assignment, or division of the advance minimum royalties, Royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties. Upon an assignment or transfer, the assigning Party shall give written notice of such assignment to the non-assigning Party, specifying therein the name(s) of the assignee and the rights, titles and interests assigned.

18.5   <u>Perpetuities</u>.   Notwithstanding any provision of this Agreement to the contrary (including without limitation the provisions of Section 12 pertaining to force majeure), any right or option to acquire any interest in real or personal property under this Agreement (including, without limitation, Royalty interests under Section 7) must be exercised, if at all, so as to vest such interest in the acquirer within twenty-one (21) years after the Effective Date.

18.6 <u>Legal Advice.</u> Owner expressly acknowledges that it has sought (or has had the opportunity to seek) the advice of Owner's own legal counsel to assist Owner in negotiating and reviewing this Agreement. Owner expressly acknowledges that Owner is not relying on any oral or written statement (not expressly set forth in this Agreement) made by TRC, its officers, employees or agents regarding any matters pertaining to this Agreement.

18.7 <u>Binding Effect.</u> All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

18.8 <u>Counterparts.</u> This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.



OWNER: _____
J. David Miller

OWNER: _____
Howard J. Adams

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation



_____
By: Stephen Goss, President

STATE OF NEVADA

COUNTY OF _Washoe_

On this, the 6th day of _May_, 2005 before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-2007   _Joanne E. Herrmann_
                                        Notary Public



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

STATE OF NEVADA

COUNTY OF _Washoe_

On this, the 6th day of _May_, 2005, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-2007   _Joanne E. Herrmann_
                                        Notary Public



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the 21st day of April, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 11/28/07

Dianna G. Ressa
Notary Public
Residing at Spokane



DIANNA G. RESSA
NOTARY PUBLIC
COMMISSION EXPIRES 11-28-07
STATE OF WASHINGTON

C:\Documents and Settings\Barbara\My Documents\Work1\timberline\2005\10sb\ex10-2.doc

EXHIBIT "A"
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Nye County, Nevada

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
PAC-3	12/20/03	NMC 860329	581024
PAC-4	12/03/04	NMC 889337	616875
PAC-5	12/20/03	NMC 860330	581025
PAC-6	12/20/03	NMC 860331	581026
PAC-7	1/30/04	NMC 860332	581027
PAC-8	12/20/03	NMC 860333	581028
PAC-9	2/16/03	NMC 847185	571744
PAC-10	12/20/03	NMC 860334	581029
PAC-11	12/20/03	NMC 860335	581030
PAC-12	12/20/03	NMC 860336	581336
PAC-13	12/20/03	NMC 860337	581032
PAC-14	1/31/05	NMC 889338	616876
PAC-15	12/04/04	NMC 889340	616878
PAC-16	12/20/03	NMC 860338	581033
PAC-17	12/03/04	NMC 889333	616871
PAC-18	12/20/03	NMC 860339	581034
PAC-19	12/03/04	NMC 889334	616872
PAC-20	12/20/03	NMC 860340	581035
PAC-21	1/31/05	NMC 889335	616873

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
PAC-22	12/20/03	NMC 860341	581036
PAC-23	12/03/04	NMC 889336	616874
PAC-24	12/04/04	NMC 889339	616877
PAC-25	12/04/04	NMC 889341	616879
PAC-27	12/18/04	NMC 889342	616880
PAC-29	12/18/04	NMC 889343	616881
HD-1	12/20/03	NMC 860342	582420
HD-2	12/03/04	NMC 860343	582421
HD-3	12/20/03	NMC 860344	582422
HD-4	12/20/03	NMC 860345	582423
HD-5	12/20/03	NMC 860346	582424
HD-6	10/04/03	NMC 856534	577106
HD-7	12/20/03	NMC 860347	582425
HD-8	12/20/03	NMC 860348	582426
HD-9	3/12/04	NMC 867310	589703
HD-10	3/12/04	NMC 867311	589704
HD-11	5/10/04	NMC 867312	589705
HD-12	3/12/04	NMC 867313	589706
HD-13	3/12/04	NMC 867314	589707
HD-14	3/12/04	NMC 867315	589708
HD-17	3/12/04	NMC 867316	589709
HD-19	3/12/04	NMC 867317	589710
HD-20	3/12/04	NMC 867318	589711

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
HD-21	3/12/04	NMC 867319	589712
HD-22	3/12/04	NMC 867320	589713
HD-23	3/12/04	NMC 867321	589714
HD-24	3/12/04	NMC 867322	589715
HD-25	3/12/04	NMC 867323	589716
HD-26	3/12/04	NMC 867324	589717
ACE-01	11/10/03	NMC 860370	582414
ACE-02	11/10/03	NMC 860371	582415
ACE-03	10/03/03	NMC 856535	577103
ACE-04	11/10/03	NMC 860372	582416
ACE-05	11/10/03	NMC 860373	582417
ACE-06	11/10/03	NMC 860374	582418
ACE-07	12/18/04	NMC 892088	616883
ACE-08	3/12/04	NMC 867305	589697
ACE-10	3/12/04	NMC 867306	598698
ACE-12	3/12/04	NMC 867307	589699
ACE-14	3/12/04	NMC 867308	589700
ACE-16	3/12/04	NMC 867309	589701
ACE-18	12/18/04	NMC 892089	616884
ACE-20	12/18/04	NMC 892090	616885
ACE-22	12/18/04	NMC 892091	616886
ACE-24	12/18/04	NMC 892092	616887
ACE-25	12/18/04	NMC 892093	616888

To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

ASSIGNMENT OF ROYALTY INTEREST

This Assignment is made this _____ day of _____, _____, between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, jointly designated herein as "Assignor", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, whose address is P.O. Box 5034, Spokane, Washington 99205, as "Assignee."

Assignor, as "Owner," and Assignee are parties to that certain Mineral Lease Agreement dated effective as of April 28, 2004 (the "Agreement"), a Memorandum of which was recorded in the _____ County, Nevada, real property records on _____, 2005, as Reception No. _____, in Book _____, at Page _____, with respect to the unpatented mining claims (the "Property") situated in _____ County, Nevada, that are more particularly described in the attached Exhibit A. All capitalized terms used in this Assignment shall have the meanings ascribed to them in the Agreement, unless otherwise defined in this Assignment.

Pursuant to the Agreement, Assignee agreed to pay to Assignor, as Owner, three percent (3%) of Net Smelter Returns upon all minerals mined and removed from the Property (the "Production Royalty"), and Assignor, as Owner, granted TRC the option to purchase or otherwise acquire up to two-thirds of the Production Royalty.

Assignee has completed the requisite Exploration Expenditures prior to October 1, 2006 and is deemed to have purchased from Assignor one percent of 8/8ths of the Production Royalty. **OR** Assignee has exercised its option to purchase from Owner one percent of 8/8ths of the Production Royalty, and has paid to Assignor, as Owner the Option Price, the receipt and sufficiency of which Assignor acknowledges. *[NOTE: If Assignee already has acquired a one percent interest by virtue of having made the Exploration Expenditures, then an additional recital should be inserted prior to "Assignee has exercised its option….," which recital will read: "Pursuant to the Agreement, upon completion by Assignee of certain Exploration Expenditures, Assignor previously has conveyed to Assignee one percent of 8/8ths of the Production Royalty."]*

NOW, THEREFORE, in consideration of the foregoing, Assignor hereby assigns and conveys to Assignee an undivided one percent of 8/8ths of the Production Royalty, it being understood and agreed that, from and after the date of this Assignment, the Production Royalty shall be owned as follows:

Assignor: an undivided two percent (2%) of Net Smelter Returns
Assignee: an undivided one percent (1%) of Net Smelter Returns

[NOTE: If Assignee previously has been assigned one percent of 8/8ths of the Production Royalty, the above should be changed to read as follows:
Assignor: an undivided one percent (1%) of Net Smelter Returns
Assignee: an undivided two percent (2%) of Net Smelter Returns]

Assignor represents and warrants to Assignee that it is the owns the Production Royalty herein assigned to Assignee free and clear of all liens, encumbrances and claims of third parties.

Executed as of the date first set forth above.

ASSIGNOR: _____
J. David Miller

ASSIGNOR: _____
Howard J. Adams

ASSIGNEE:
TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

_____
By: Stephen Goss, President

STATE OF NEVADA

COUNTY OF _____

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:

_____
Notary Public

STATE OF NEVADA

COUNTY OF _____

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:

_____
Notary Public

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                                          Notary Public

Exhibit 10.3

<p style="text-align:center;">**MINERAL LEASE AGREEMENT**</p>

THIS AGREEMENT is executed and made effective as of the _14__ day of __April_, 2005, (the "Effective Date"), by and between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, hereinafter collectively designated as "Owner", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC". Owner and TRC may be referenced collectively as the "Parties" or, singly, as a "Party."

WHEREAS, Owner holds the entire and exclusive possessory interest, subject only to the paramount title of the United States, to the unpatented lode mining claims situated in Nye County, Nevada, known as the DOW claim group, which are hereinafter referred to as the "Property" and are more fully described in Exhibit A attached hereto, and

WHEREAS, Owner and TRC desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and materials on or under the Property, and whereby TRC shall have the exclusive option to purchase a portion of Owner's royalty interest in the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the covenants herein expressed, the Parties agree as follows:

1.   PROPERTY DESCRIPTION AND AREA OF INTEREST

1.1   Property Description.   The unpatented mining claims located in Nye County, Nevada, which are subject to this Agreement are described in Exhibit A attached hereto.

1.2   Area of Interest.   Owner and TRC agree that an Area of Interest will be established around the claim group that constitutes the Property as of the Effective Date. The Area of Interest shall be defined as that area within one mile of the exterior boundaries of the group of unpatented mining claims described in Exhibit A as of the Effective Date. Any property acquired by either Party (the "Acquiring Party") within the Area of Interest subsequent to the Effective Date may be included in and subject to this Agreement as if the newly acquired property (the "Additional Lands") was listed in Exhibit A, subject to and in accordance with the following:

(a)   the Acquiring Party shall provide the other Party (the "Non-Acquiring Party") written notice of the acquisition, including a description of the Additional Lands and copies of all location certificates or other instruments (including, without limitation, leases, purchase agreements and deeds) (the "Acquisition Documents") pursuant to which the Additional Lands were acquired;

(b)   if TRC is the Acquiring Party, the Additional Lands shall be deemed to be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A;

(c)   if Owner (or either of them) is the Acquiring Party, the Additional Lands shall be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A *unless* TRC notifies Owner, in writing, within sixty (60) days following TRC's receipt of Owner's notice, that TRC declines to include the Additional Lands under this Lease, in which event Owner shall be free to hold and operate such Additional Lands for its own account, free and clear of any claims by TRC; and

(d)   if any Additional Lands made subject to this Agreement pursuant to this Section 1.2 are burdened, as of the date of acquisition, by any royalties on production (including, without limitation, any royalties created by or under the Acquisition Documents) ("Third Party Royalties"), then the royalty payments becoming due to Owner under Section 6 of this Agreement with respect to production from the Additional Lands (but not from the remainder of the Property) shall be reduced by the amount of the Third Party Royalties on such production;

(e)   Following the inclusion of Additional Lands in the Property pursuant to this Section 1.2, the Parties shall take such actions and execute such instruments (including, without limitation, an amendment to this Agreement) as either Party may desire or as may be required under the terms of the Acquisition Documents or applicable law to subject the Additional Lands and the Acquisition Documents to the terms of this Agreement.

1.3   Activities Outside the Area of Interest. Nothing in this Agreement shall be construed to limit either Party's right to apply for or otherwise acquire, on its own behalf and without any obligation whatsoever to the other, any right, title or interest whatsoever in or to any real property or mineral interests situated outside of the Area of Interest, and such right, title and interest shall not be subject to this Agreement.

1.4   Relinquishment. At any time and from time to time during the term of this Agreement, TRC may relinquish to Owner portions of the Property (the "Relinquished Property") by delivering to Owner a quitclaim deed of TRC's rights, titles and interests in the Relinquished Property under this Agreement; provided, however, that such obligation shall not extend to properties included in the Property pursuant to Section 1.2 that are held under lease or similar agreement with a third party and to whom TRC has a similar obligation to relinquish such Property. Upon delivery of such deed, all of TRC's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) TRC shall perform its reclamation obligations under Section 13.3, and (2) if the Relinquished Property includes unpatented mining claims and such mining claims are relinquished after July 1 of any calendar year, TRC shall be required (as provided in Section 15.3) to perform all work and make all filings and payments to the Bureau of Land Management to maintain such claims for that calendar year.

2. WARRANTIES AND REPRESENTATIONS

Owner represents and warrants to TRC that Owner owns the entire undivided interest in, and has the exclusive possession of, the Property, subject only to the paramount title of the United States; that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever; and that the Owner has the full right, power, and capacity to enter into this Agreement upon the terms set forth herein. Owner further represents and warrants to TRC that each of the individuals comprising Owner is either unmarried or his spouse is also a signatory to this Agreement. Owner agrees not to encumber title to the Property while this Agreement is in effect. The representations, warranties and indemnities of Owner set forth above are the joint and several obligations of each of the persons and entities comprising Owner.

3. TERM

The term of this Agreement shall be for a period of twenty (20) years from the Effective Date (the "Initial Term") unless sooner terminated under the provisions of Section 13. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"). TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 12.

4. GRANT OF LEASE AND EXPLORATION AND MINING PRIVILEGE

4.1   Grant. Owner hereby grants to TRC, for the term specified in Section 3, a lease of the Property, including the exclusive right and privilege of entering upon the Property , to explore, prospect for and mine Minerals (defined in Section 4.2) and Mineral deposits contained upon or within the Property.

4.2   Definitions. As used in this Section 4 and elsewhere in this Agreement, the following terms shall have the meanings assigned in this Section 4.2:

"Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b)   Digging or excavating pits, adits, shafts, and other types of excavation.

c)   Drilling test holes.

d)   Excavating drill hole sites, sumps, and mud pits.

e) Constructing roads reasonably required for ingress, egress, access to work and campsites, and communication.

f) Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g) Building camp and other facilities to service exploration operations.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of Minerals, and shall include (without limitation) all preparation (other than Exploration) for the removal and recovery of Minerals, including the preparation of a feasibility study, and construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals.

"Minerals" shall mean any and all mineral substances of any nature, metallic or non-metallic, and all related ores and concentrates; excluding, however, oil, gas and other hydrocarbon substances.

5. PAYMENTS TO OWNER

5.1 <u>TRC Shares.</u> Upon execution by Owner of this Agreement and a Subscription Agreement in form and substance satisfactory to TRC, TRC agrees to issue Owner a total of 8,000 shares of TRC common stock (the "TRC Shares").. Owner acknowledges that the stock certificates evidencing the TRC Shares carry a legend indicating that the TRC Shares have not been registered under the Securities Act of 1933 and are restricted securities. Such securities require a one-year holding period before they can be offered for sale.

5.2 <u>Advance Minimum Royalties</u>.

A. <u>Initial Payment</u>. TRC has agreed to pay to Owner an initial payment of Twelve Thousand Dollars ($12,000.00) (the "Initial Payment") on the Effective Date as an advance minimum royalty. Owner acknowledges receiving Ten Thousand Dollars ($10,000.00) (the "Expense Payment") prior to January 30, 2005, for expenses involved in recording additional claims pursuant to this Agreement and pursuant to other agreements between Owner and TRC. Owner and TRC agree that: (1) Three Thousand Seven Hundred Nineteen Dollars and Fifty Cents ($3,719.50) of the Expense Payment shall be credited against the Initial Payment, (2) the adjusted Initial Payment for the first Lease Year (defined in Section 8.3), due on execution of this Agreement, therefore shall be Eight Thousand Two Hundred Eighty Dollars and Fifty Cents ($8,280.50); and (3) the balance of the Expense Payment (i.e., Six Thousand Two Hundred Eighty Dollars and Fifty Cents [$6,280.50]) shall be Exploration Expenditures under Section 8.2 of this Agreement and shall be fully credited against the work commitment for the first Lease Year under Section 8.1 of this Agreement.

B. <u>Subsequent Payments.</u> Unless this Agreement has been terminated prior to the dates set forth below, TRC agrees to pay Owner, as an advance minimum royalty, the following on or before the due date:

April 1, 2006 and annually thereafter $10,000

All advance minimum royalty payments made under Section 5.2A and this Section 5.2B.shall be fully creditable against production royalties that may become due Owner under Section 6 of this Agreement regardless of whether such production royalties accrue or are made in the same or any subsequent year as the year in which the advance minimum royalty is paid.

In the event this Agreement is terminated as provided in Section 13, TRC shall have no obligation to make any payment set forth above that occurs after the Agreement has been terminated: however, Owner shall be entitled to receive (and TRC shall be liable for) advance minimum royalties, if any, that have accrued but have not been paid prior to such termination.

C.   Manner of Payment. All payments required to be made by TRC to Owner may be made in currency, by draft, or by check of TRC or its agent (at the option of TRC), and said payments shall be made to Owner in the manner and at the addresses specified in Section 16.

6.   ROYALTIES

6.1   Production Royalty. Subject to Section 7 of this Agreement, TRC agrees to pay to Owner, as a production royalty (the "Royalty"), Three Percent (3%) of the Net Smelter Returns (gold equivalent) (defined in Section 6.2) upon all Minerals mined and removed from the Property. Notwithstanding any provision of this Agreement to the contrary, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which TRC receives payment or consideration. TRC shall have no obligation to pay any Royalty whatsoever on Minerals extracted from the Property for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations unless and until the same are subsequently sold.

6.2   Net Smelter Returns. The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by TRC: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; (ii) all charges and costs of or relating to milling, smelting and refining, (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser; (iii) all sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of Minerals from the Property, but excluding any taxes on net income, unless already deducted by the purchaser; (iv) any royalty, production or other similar or related payment or fee that is now or that may in the future be assessed by any federal, state or local governmental entity with respect to the production, processing or sale of such Minerals; (v) Third Party Royalties under Section 1.2(d); and (vi) any payment to third parties in satisfaction of the royalty, rental or other obligations that are specifically described and identified in Exhibit A hereto (but excluding payments in satisfaction of royalty, rental or other obligations that are not identified in Exhibit A, which payments, if any, shall give rise to rights of TRC arising elsewhere in this Agreement, including without limitation in Sections 2, 11.2, 11.4, and 11.9). In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that TRC would have incurred if such operations were carried out at facilities not owner or controlled by TRC then offering comparable services for comparable products on prevailing terms.

      6.3   <u>Payments.</u>

      A. <u>Generally.</u> Royalty payments shall be made by TRC, in accordance with Section 16, on or before the last day of each accounting month of TRC for all Minerals sold during the preceding accounting month by TRC.

      B. <u>Provisional Payments.</u> In the event that any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to TRC's final determination, in accordance with Section 15.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 6.3.C.

      C. <u>Adjustments.</u> In the event that TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of any subsequent payment.

      D. <u>Statement.</u> At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated.

      6.4   <u>Audits.</u> All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto, unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within sixty (60) days following the end of the calendar year during which such Royalty payments were paid. During the sixty (60) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have TRC's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and TRC. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly production royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate

Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on TRC for adjustment within the sixty (60) days period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7.   OPTION TO PURCHASE ROYALTY INTEREST

7.1   Option. Owner hereby grants to TRC, and TRC shall have, the exclusive right and option to purchase up to two percent (2%) of 8/8ths of Owner's Royalty under Section 6.1 as provided in Section 7.2 and Section 7.3.

7.2   Deemed Purchase. If, pursuant to Section 8 of this Agreement, TRC performs a minimum of One Hundred Fifty Thousand ($150,000) worth of Exploration Expenditures (defined in Section 8.2) on, within, or for the benefit of the Property prior to October 1, 2008, then the TRC shall be deemed to have purchased from Owner an undivided one percent (1%) of 8/8ths of Owner's Royalty, following which: (i) Owner's Royalty interest under Section 6.1 shall be reduced by one per cent (1%) of 8/8ths of the Net Smelter Returns; and (ii) upon request by TRC, Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit B, of a total one percent (1%) Net Smelter Return Royalty interest in the Property. If such deemed purchase is made prior to TRC's exercise of its option and the subsequent Closing under Section 7.3, then, following such deemed purchase and prior to TRC's exercise of its option and the subsequent Closing under Section 7.3, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: two percent (2%) of Net Smelter Returns
> TRC: one percent (1%) of Net Smelter Returns.

If such deemed purchase is made after TRC's exercise of its option and the subsequent Closing under Section 7.3, then, following such deemed purchase, the Royalty accruing under this Agreement shall be owned and paid as follows:

> Owner: two percent (2%) of Net Smelter Returns
> TRC: one percent (1%) of Net Smelter Returns.

7.3   Option to Purchase.   At any time during the term of this Agreement and in addition to its rights under Section 7.2, TRC shall have the exclusive right to purchase from Owner a one per cent (1%) of 8/8ths of Owner's Royalty interest for a cash payment of One Hundred Fifty Thousand Dollars ($150,000) (the "Option Price"). In the event that TRC desires to exercise such right and option, it shall deliver written notice of exercise to Owner, following Owner's receipt of which the closing of the purchase and sale of the one percent (1.0%) Royalty interest (the "Closing") shall be held at 10:00 a.m. on the date that is ten (10) days following Owner's receipt of the notice of exercise, at a location in Reno, Nevada, specified by TRC in its notice, unless the Parties otherwise mutually agree. At the Closing, the following shall occur: (i) TRC shall deliver to Owner a cashiers' check or certified funds in the amount of the Option Price; and (ii) Owner shall deliver to TRC a duly executed and acknowledged assignment, in the form attached to this Agreement as Exhibit B, of a total one percent (1%) Net Smelter Return

Royalty interest in the Property.

If, as provided in Section 7.2, such purchase is made prior to TRC's performance of One Hundred Fifty Thousand ($150,000) worth of Exploration Expenditures, then, following the Closing, the Royalty accruing under this Agreement shall be owned and paid as follows:

Owner: two percent (2%) of Net Smelter Returns
TRC: one percent (1%) of Net Smelter Returns.

If, as provided in Section 7.2, such purchase is made after TRC has performed One Hundred Fifty Thousand ($150,000) worth of Exploration Expenditures, then, following the Closing, the Royalty accruing under this Agreement shall be owned and paid as follows:

Owner: one percent (1%) of Net Smelter Returns
TRC: two percent (2%) of Net Smelter Returns.

8.   WORK COMMITMENT

8.1   <u>Work Commitment.</u>   TRC agrees to conduct a minimum of Twenty Thousand Dollars ($20,000) of exploration work on or for the benefit of the Property during the first Lease Year, and a minimum of Fifty Thousand Dollars ($50,000) for each Lease Year thereafter (defined in Section 8.3) until such time as Minerals are being mined from the Property in commercial quantities. All Exploration Expenditures (defined in Section 8.2) in excess of the required annual amounts may be carried forward and credited toward the subsequent Lease Year's work commitment, and all expenditures may be made on or for the benefit of the Property. At Owner's request, TRC shall produce an accounting of monies spent on the Property for exploration work and included in Exploration Expenditures.

8.2   <u>Exploration Expenditures.</u>   For the purposes of this Agreement, "Exploration Expenditures" shall mean and include all direct and indirect costs incurred on or for the benefit of the Property and for Exploration and Prospecting (as defined in Section 4), and for payments authorized, expressly or implicitly, pursuant to this Agreement, including, without limitation, the following: (a) costs of surveying (including, without limitation, geophysical, geochemical and geomagnetic surveys), mapping, exploration, prospecting, sampling, bulk sampling, drilling, and trenching; (b) costs of operations and payments in connection with obtaining or maintaining exploration or similar or related permits, licenses, approvals, consents or authorizations; (c) costs of conducting required environmental, wildlife or similar, related or associated studies, reports, analyses or documents; (d) costs of any filing, recording, or other fees paid to perfect or maintain the Property, including, but not limited to, all payments made to the Bureau of Land Management to file, perfect and maintain the claims comprising the Property; and (e) all other costs incurred in the conduct of other activities that are incidental to, in furtherance of, in preparation for or associated with any or all of the foregoing; <u>provided, however,</u> that the term "Exploration Expenditures" shall not include off-site office or overhead charges.

8.3   <u>Lease Year.</u> For the purposes of this Agreement, the term "Lease Year" shall mean and refer to the period commencing on April 1 of a calendar year and ending on March 31 of the following calendar year. .

8.4 <u>Payment in Lieu.</u> In the event that TRC fails to perform the minimum work requirement for any particular Lease Year, TRC may elect, at its sole discretion, to pay Owner the difference between the annual work commitment as set forth in Section 8.1for the Lease Year in question and the value of the work actually performed during that Lease Year (together with any applicable credit for excess work performed during any previous Lease Year) and, upon such payment, TRC shall be deemed to have satisfied in full the minimum work requirement for that lease year.   In the event TRC fails to perform the minimum work requirements for any particular Lease Year and elects not to make the payment described in the immediately preceding sentence, and subject to TRC's right to contest the default under Section 13.2, Owner may declare this Agreement terminated by providing written notice thereof to TRC within sixty (60) days after expiration of the Lease Year in question. If TRC does not timely contest the default or, having timely contested the default, is found by the arbitrators under Section 14 to be in default, Owner's right of termination shall be the sole remedy and relief available to Owner, and TRC shall not otherwise be liable or responsible for its failure to perform the minimum work requirement.

9.   ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's gross negligence or willful misconduct.

10.   DELIVERY OF DATA

Upon written request given by Owner to TRC within thirty (30) days following termination of this Agreement by either Party, TRC shall furnish Owner, within sixty (60) days of TRC's receipt of such request, copies of all basic maps, drill logs, engineering and geological data, and other factual data and factual material pertaining to the Property prepared by TRC; provided, however, that: (1) TRC shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes, and in the event any such information is inadvertently provided to Owner, Owner shall maintain the same as confidential; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees to allow Owner or its agent (duly authorized in writing) to examine, at its place of storage, any core or drill cuttings from the Property that were retained by TRC after termination of this Agreement. TRC agrees to notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's sole cost, such core or cuttings as Owner chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

11.   TITLE

11.1   Provision of Information. Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of all abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, certificates of location, amendments or relocation, prior deeds, contracts, applications for patent, proofs of labor, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 11.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

11.2   Title Defects and Cure. If -- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2, or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6, unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC).

11.3   Amendment and Relocation. TRC shall have the right, at its sole discretion, to relocate, amend or abandon the location of any of the mining claims included in the Property whenever TRC deems such action desirable in order to perfect the mining claims, cure defective locations, include additional ground in the mining claims, convert the mining claims to mill sites or for any other reason. Any such relocation, amendment or abandonment shall be made by TRC as agent for and in the name of Owner, except to the extent such mining claims are part of the Additional Lands included in this Agreement pursuant to Section 1.2 and such claims are owned by a third party. Any new locations resulting from such actions or relocations shall be deemed part of the Property and shall be subject to all of the terms and conditions of this Agreement. TRC shall have the right to credit against any and all payments to Owner under this Agreement all costs and expenses incurred by TRC in connection with any amendment, relocation or abandonment pursuant to this Section 11.3.

11.4   Lesser Interest. If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, then: (a) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (2) TRC shall be entitled to offset, against subsequent advance minimum royalties and Royalty payments payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

11.5   No Limitation.   Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

11.6   Patent. Upon request by TRC, Owner shall deliver to TRC a full and irrevocable power of attorney authorizing TRC to apply for a United States mineral patent for all or any of the mining claims included in the Property, and Owner agrees not to object to, protest or adverse such application. If TRC, in its sole and absolute discretion, elects to apply for such a patent, application shall be made in Owner's name (unless the mining claims are Additional Lands owned by a third party). Upon request by TRC, Owner shall execute any and all documents in connection with the patent application. Any mineral patent issued with respect to the Property shall become part of the Property subject to all of the terms and conditions of this Agreement.

11.7   Liability.   Lessee at any time may withdraw from or discontinue any action, activity or application undertaken or initiated by it pursuant to Section 11.2, 11.3, or 11.6. Lessee shall not be liable to Owner in any way if Owner is unsuccessful in, withdraws from or discontinues any such action, activity or application.

11.8   Additional and After-Acquired Title. If Owner now owns or subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Agreement.

11.9   Third Party Claims.   In the event that any person or entity (other than Owner) claims or asserts or appears to hold any right, title or interest whatsoever in or to the Property (including without limitation the minerals in, on or under the Property) production therefrom or this Agreement, then the following shall apply: (i) TRC may deposit in a special escrow account any payments otherwise due Owner; (ii) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods of appeal have expired; and (iii) TRC shall have the right to deduct from any advance minimum royalties or Royalty Payments to Owner any amounts that TRC is required to pay to such third parties or that TRC reasonably elects to pay such third parties in satisfaction of their claims.

12.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and Section 7. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of due diligence, TRC is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, TRC shall not be required to settle any strikes or labor disputes.

13.   TERMINATION

13.1   <u>By TRC.</u> TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 13.3.

13.2   <u>Default/Termination by Owner.</u> If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. Except as provided in Section 8.4 with respect to the annual work commitment, TRC shall have fifteen (15) days after receiving a notice of default to remedy a default in payment, and thirty (30) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion. If TRC fails to cure to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within fifteen (15) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 14 of this Agreement. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

13.3   <u>Removal of Equipment/ Reclamation.</u> Following a termination of this Agreement pursuant to Section 3, 13.1 or 13.2, TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 13.3. TRC shall have one hundred and twenty (120) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. Drill, mining, and other roads, sites, and excavations, made by TRC shall be left in safe condition, and said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment.

13.4   <u>Survival</u>. Owner's representations and warranties under Section 2, TRC's rights under Section 13.3, and such other provisions of this Agreement as may be necessary to effectuate the intention of the Parties as expressed in this Agreement shall survive termination of this Agreement pursuant to Section 3, 13.1 or 13.2.

14.   ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.   The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute.   Any related hearing or other proceeding shall be held in Reno, Nevada.   The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

15.   OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

15.1   Conduct of Operations.   TRC shall conduct its operations hereunder in a good and miner-like manner, and shall endeavor in good faith to comply with all applicable laws, rules and regulations. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time (whether during the Initial Term or the Renewal Term of this Agreement) be conducted and the location, manner, method, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC.   Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

15.2   Protection from Liens.   TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any liability to third persons resulting from TRC's operations hereunder**.**

15.3   Annual Requirements.   TRC agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement.   TRC agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management prior to July 1 of each lease year, and to provide Owner with evidence of such payment.   In the event TRC relinquishes any claims included in the Property pursuant to Section 1.4 prior to July 1 of any year, TRC shall have the obligations set forth in Section 1.4.   All costs incurred under this Section 15.3 shall be Exploration Expenditures.

15.4   Commingling.   TRC shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that TRC shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

15.5   Cross-Mining Rights and Vertical Boundaries. TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

15.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents.

16.   NOTICES AND PAYMENTS

16.1   Notices. Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

> J. David Miller
> 13555 Stoneybrook
> Reno, Nevada 89511
>
> And
>
> Howard J. Adams
> 4756 Pine Knolls Lane
> Reno, Nevada 89521

and any notice given to TRC shall be given by registered or certified mail, return receipt requested, addressed as follows:

> Timberline Resources Corporation
> P.O. Box 5034
> Spokane, WA 99205

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery, or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

16.2   Payments. Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

17. TAXES.

17.1 <u>Real and Personal Property Taxes</u>. During the term of this Agreement, TRC shall pay all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the Property and all taxes and assessments levied or assessed upon or against the personal property of TRC or Owner located on or about the Property; provided, that TRC may credit all such taxes paid by it against any and all payments to Owner.

17.2 <u>Taxes Related to Operations</u>. During the term of this Agreement, TRC shall pay all taxes, assessments and fees imposed or assessed in connection with the production of Minerals from the Property or other activities of TRC pursuant to this Agreement, including without limitation, any net proceeds, production, occupation, sales, severance, privilege, or other similar or related taxes. All such taxes shall be deducted from Net Smelter Returns as provided in Section 6.2.

17.3 <u>Limitations.</u> TRC shall not be obligated to pay any taxes assessments or fees under this Section 17 that are allocable to portions of any year in which this Agreement is not in force. Each of TRC and Owner shall be responsible for payment of income taxes on their own respective incomes.

17.4 <u>Cooperation</u>. Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee described in this Section 17.

18. GENERAL

18.1 <u>Memorandum.</u> The Parties to this Agreement shall execute and record, in the real property records of Mineral County, Nevada, a Memorandum of this Agreement. In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control.

18.2 <u>Governing Law.</u> This Agreement shall be governed by the laws of the State of Nevada, and by the laws, rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.

18.3 <u>Severability and Construction</u>. In the event that any court or administrative body (including, for purposes of this Agreement, any arbitrators under Section 14) of competent jurisdiction determines that any provision of this Agreement is unenforceable, illegal or in conflict with any federal, state, or local law, the Parties shall petition (or shall hereby be deemed to have petitioned) such court or administrative body to reform such provision in such a way as to carry out the intent of the Parties to the maximum extent permissible. However, if the court or administrative body declines to so act, such provision shall be considered severable from the rest of this Agreement the other provisions of this Agreement shall remain unaffected and in full force and effect, and this Agreement shall be construed and enforced as if it did not contain such provision. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

18.4   Whole Agreement. This Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent and the Original Lease insofar as the Letter of Intent and the Original Lease relate to the Property.

18.5   Assignments and Transfers. This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that no transfer, assignment, or division of the advance minimum royalties, Royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties. Upon an assignment or transfer, the assigning Party shall give written notice of such assignment to the non-assigning Party, specifying therein the name(s) of the assignee and the rights, titles and interests assigned.

18.5   Perpetuities. Notwithstanding any provision of this Agreement to the contrary (including without limitation the provisions of Section 12 pertaining to force majeure), any right or option to acquire any interest in real or personal property under this Agreement (including, without limitation, Royalty interests under Section 7) must be exercised, if at all, so as to vest such interest in the acquirer within twenty-one (21) years after the Effective Date.

18.6   Legal Advice. Owner expressly acknowledges that it has sought (or has had the opportunity to seek) the advice of Owner's own legal counsel to assist Owner in negotiating and reviewing this Agreement. Owner expressly acknowledges that Owner is not relying on any oral or written statement (not expressly set forth in this Agreement) made by TRC, its officers, employees or agents regarding any matters pertaining to this Agreement.

18.7   Binding Effect. All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

18.8   Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER: _____
J. David Miller

OWNER: _____
Howard J. Adams

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

_____
By: Stephen Goss, President

STATE OF NEVADA

COUNTY OF _Washoe_

On this, the 14th day of _April_, 2005 before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-07

Joanne E. Herrman
Notary Public



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

STATE OF NEVADA

COUNTY OF _Washoe_

On this, the 6th day of _May_, 2005, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 5-21-07

Joanne E. Herrman
Notary Public



JOANNE E. HERRMANN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-55232-2 - Expires May 21, 2007

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the 6th day of April, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 11/28/07

[signature]
Notary Public
Residing at Spokane



DIANNA G. RESSA
NOTARY PUBLIC
COMMISSION EXPIRES 11-28-07
STATE OF WASHINGTON

EXHIBIT "A"
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Nye County, Nevada

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
DOW-01	1/31/05	NMC 889344	615519
DOW-02	1/31/05	NMC 889345	615520
DOW-03	12/31/05	NMC 889346	615521
DOW-05	1/31/05	NMC 889347	615522
DOW-06	1/31/05	NMC 889348	615523
DOW-07	1/31/05	NMC 889349	615524
DOW-08	1/31/05	NMC 889350	615525
DOW-09	1/31/05	NMC 889351	615526
DOW-10	1/31/05	NMC 889352	615527
DOW-12	1/31/05	NMC 889353	615528
DOW-14	1/31/05	NMC 889354	615529
DOW-16	1/31/05	NMC 889355	615530
DOW-17	1/31/05	NMC 889357	615532
DOW-18	1/31/05	NMC 889356	615531
DOW-19	1/31/05	NMC 889358	615533
DOW-21	1/31/05	NMC 889359	615534
DOW-23	1/31/05	NMC 889360	615535
DOW-25	1/31/05	NMC 889361	615536
DOW-27	1/31/05	NMC 889362	615537

CLAIM NAME	LOCATION DATE	BLM NMC #	COUNTY RECORDING #
DOW-29	1/31/05	NMC 889363	615538
DOW-31	1/31/05	NMC 889364	615539
DOW-33	1/31/05	NMC 889365	615540

EXHIBIT B
To Mineral Lease Agreement Between
Howard J. Adams and J. David Miller and
Timberline Resources Corporation

ASSIGNMENT OF ROYALTY INTEREST

This Assignment is made this ____ day of _____, _____, between HOWARD J. ADAMS, the owner of an undivided fifty per cent (50%) interest, and J. DAVID MILLER, the owner of an undivided fifty per cent (50%) interest, jointly designated herein as "Assignor", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, whose address is P.O. Box 5034, Spokane, Washington 99205, as "Assignee."

Assignor, as "Owner," and Assignee are parties to that certain Mineral Lease Agreement dated effective as of April 28, 2004 (the "Agreement"), a Memorandum of which was recorded in the _____ County, Nevada, real property records on _____, 2005, as Reception No. _____, in Book _____, at Page _____, with respect to the unpatented mining claims (the "Property") situated in _____ County, Nevada, that are more particularly described in the attached Exhibit A. All capitalized terms used in this Assignment shall have the meanings ascribed to them in the Agreement, unless otherwise defined in this Assignment.

Pursuant to the Agreement, Assignee agreed to pay to Assignor, as Owner, three percent (3%) of Net Smelter Returns upon all minerals mined and removed from the Property (the "Production Royalty"), and Assignor, as Owner, granted TRC the option to purchase or otherwise acquire up to two-thirds of the Production Royalty.

Assignee has completed the requisite Exploration Expenditures prior to October 1, 2006 and is deemed to have purchased from Assignor one percent of 8/8ths of the Production Royalty. *OR* Assignee has exercised its option to purchase from Owner one percent of 8/8ths of the Production Royalty, and has paid to Assignor, as Owner the Option Price, the receipt and sufficiency of which Assignor acknowledges. *[NOTE: If Assignee already has acquired a one percent interest by virtue of having made the Exploration Expenditures, then an additional recital should be inserted prior to "Assignee has exercised its option….," which recital will read: "Pursuant to the Agreement, upon completion by Assignee of certain Exploration Expenditures, Assignor previously has conveyed to Assignee one percent of 8/8ths of the Production Royalty."]*

NOW, THEREFORE, in consideration of the foregoing, Assignor hereby assigns and conveys to Assignee an undivided one percent of 8/8ths of the Production Royalty, it being understood and agreed that, from and after the date of this Assignment, the Production Royalty shall be owned as follows:

Assignor: an undivided two percent (2%) of Net Smelter Returns

Assignee: an undivided one percent (1%) of Net Smelter Returns

[NOTE: If Assignee previously has been assigned one percent of 8/8ths of the Production Royalty, the above should be changed to read as follows:
> *Assignor: an undivided one percent (1%) of Net Smelter Returns*
> *Assignee: an undivided two percent (2%) of Net Smelter Returns]*

Assignor represents and warrants to Assignee that it is the owns the Production Royalty herein assigned to Assignee free and clear of all liens, encumbrances and claims of third parties.

Executed as of the date first set forth above.

ASSIGNOR: _____
J. David Miller

ASSIGNOR: _____
Howard J. Adams

ASSIGNEE:
TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

_____
By: Stephen Goss, President

STATE OF NEVADA

COUNTY OF _____

   On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared J. David Miller, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

   IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                 Notary Public

STATE OF NEVADA

COUNTY OF _____

   On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Howard J. Adams, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

   IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: _____
                 Notary Public

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the _____ day of _____, 20__, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:

_____
Notary Public

Exhibit 10.4

MINERAL LEASE AGREEMENT

THIS AGREEMENT is made effective as of the 10th day of March, 2004, by and between A.E. Saucier, doing business as Sedi-Met, Inc., hereinafter designated as "Owner", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC".

WHEREAS, Owner holds an exclusive possessory interest, subject to the paramount title of the United States, to the unpatented lode mining claims situated in Mineral County, Nevada, known as the OM claims, which are hereinafter referred to as the "Property" and are more fully described in Exhibit "A" attached hereto, and

WHEREAS, Owner and TRC desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and material on or under the Property, and whereby TRC shall have the exclusive option to purchase a portion of Owner's royalty interest in the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the covenants herein expressed, the parties agree as follows:

1. PROPERTY DESCRIPTION AND AREA OF INTEREST

The OM group of unpatented lode mining claims located in Mineral County, Nevada which are subject to this Agreement are described in Exhibit "A" attached hereto.

Owner and TRC agree that an Area of Interest will be established around the claim group that constitutes the Property. The Area of Interest shall be defined as that area within one mile of the exterior boundaries of the group of unpatented mining claims described in Exhibit "A". Any property acquired by TRC within the Area of Interest shall be included in and subject to this Agreement as if the newly acquired property was listed in Exhibit "A".

2. WARRANTIES AND REPRESENTATIONS

Owner represents and warrants to TRC that Owner owns and has the exclusive possession of the Property; that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever; and that the Owner has the full right, power, and capacity to enter into this Agreement upon the terms set forth herein. Owner agrees not to encumber title to the Property while this Agreement is in effect.

3.   TERM

The term of this Agreement shall be for a period of twenty (20) years from the effective date hereof unless sooner terminated under the provisions of Section 13. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer.

4.   GRANT OF EXPLORATION AND MINING PRIVILEGE

Owner hereby grants to TRC, for the term specified in Section 3, the privilege of entering upon the Property described in Exhibit "A", with the exclusive right and privilege to explore, prospect for and mine mineral deposits contained upon or within the Property. Owner further grants to TRC, the exclusive right to exercise its option to purchase a portion of Owner's royalty interest in the Property, as specified in Section 7 herein, at any time prior to termination or expiration of this Agreement. "Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b)   Digging or excavating pits, adits, shafts, and other types of excavation.

c)   Drilling test holes.

d)   Excavating drill hole sites, sumps, and mud pits.

e)   Constructing roads reasonably required for ingress, egress, access to work and camp sites, and communication.

f)   Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

5.   PAYMENT TO OWNER

        A.   <u>Advance Payments</u>

        Owner acknowledges being paid Seven Thousand Five Hundred Dollars ($7,500.00) on March 10th, 2004, pursuant to a Letter of Intent between TRC and Owner. On execution of this Agreement by Owner and TRC, TRC shall pay to the Owner an additional payment of Seven Thousand Five Hundred Dollars ($7,500.00).   TRC shall also issue Owner 10,000 shares of its common stock.

        Unless this Agreement has been terminated prior to the dates set forth below, TRC agrees to pay Owner the following on or before the due date:

March 10, 2005	$20,000
March 10, 2006	$25,000
March 10, 2007	$30,000
March 10, 2008	$35,000
March 10, 2009 and annually thereafter	$40,000

        All advance payments specified above shall be applied as an advance against the Net Smelter Return royalty due Owner on production, as defined in Section 6 herein.

        Provided always that in the event this Agreement is terminated as provided in Section 13, TRC shall have no obligation to make any payment set forth above which occurs after the Agreement has been terminated.

        B.   <u>Credits: Manner of Payment</u>

        All payments required to be made by TRC to Owner may be made in currency, by draft, or by check of TRC or its agent (at the option of TRC), and said payments shall be made to Owner in the manner as hereinafter set forth at the addresses specified in Section 16. TRC shall issue two separate payments to Owner in accordance with each Owner's undivided interest in this Agreement. Owner shall be entitled to no further payments upon the termination of this Agreement except as to payments, if any, which have accrued but have not been paid prior to such termination.

6.   ROYALTIES

        TRC agrees to pay to Owner Three Percent (3%) of the Net Smelter Returns (gold equivalent) upon all minerals mined and removed from the Property.

The term "Net Smelter Returns" as used herein shall mean the sale proceeds received by TRC less (i) the actual costs of freighting or transporting said ores, metals, minerals, and concentrates to the point or points of sale, unless already deducted by the purchaser, (ii) all mill or smelter processing, sampling, assaying, and weighing charges, unless already deducted by the purchaser, and (iii) all gross production taxes, severance taxes and similar taxes on or measured by production, together with sales taxes borne by TRC, but without any other deductions whatever. In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, the Net Smelter Return Interest shall be computed in accordance with usual custom smelting or processing practices the same as if such smelting or other processing were for a third party.

Royalty payments shall be made by TRC on or before the last day of each accounting month of TRC for all concentrates sold during the preceding accounting month by TRC. Royalty or other payments under this Agreement shall be deemed made by TRC when its check therefore is made payable to and mailed to the persons specified in Section 16 hereof (or the agent designated as hereinafter provided) at the address then in effect hereunder. Owner, for each of them and for their heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

7. OPTION TO PURCHASE ROYALTY INTEREST

Prior to March 9, 2007, TRC shall have the exclusive right to purchase one per cent (1%) of Owner's Net Smelter Return royalty interest for a cash payment of Five Hundred Thousand Dollars ($500,000).

In the event that TRC pays Owner $500,000 for a one per cent (1%) royalty interest, then Owner's retained royalty interest would be equal to two per cent (2%) of the Net Smelter Returns from any production from the Property.

8. PROTECTION FROM LIENS AND DAMAGES: COMPLIANCE WITH LAWS

TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any liability to third persons resulting from TRC's operations hereunder.

TRC shall conduct itself with respect to the Property and its exploration so as to fully comply in every respect with the applicable laws of the State of Nevada, and the United States of America and all pertinent and applicable regulations of any governmental agency or body having jurisdiction.

TRC agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement. TRC agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management prior to July 1 of each lease year, and to provide Owner with evidence of such payment. In the event TRC elects to drop any of the claims making up the Property, TRC agrees to notify Owner prior to July 1, and execute a quit claim deed or other documents necessary to convey all interest in the dropped claims back to Owner. Any claims returned to Owner by quitclaim deed from TRC will no longer be subject to this Agreement.

9.   ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC.

10.   DELIVERY OF DATA

If this Agreement is terminated, TRC, upon written request given by Owner within thirty (30) days of said termination, shall furnish Owner within sixty (60) days copies of all basic maps, drill logs, and other factual data and factual material pertaining to the Property prepared by TRC; provided, however, that TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees that as to any core or drill cuttings from the Property included under this Agreement retained by TRC after termination of this Agreement, it shall allow Owner or its agent to examine such core or cuttings at the place of storage, and TRC agrees that it shall notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's cost, such core or cuttings as he chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

11.   TITLE DEFECTS: TITLE DEFENSES: OWNER INTEREST

If -- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2 or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6 unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC).

If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder.

Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

12.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and Section 7. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. Force majeure shall mean war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of due diligence, TRC is unable, wholly or in part, to prevent or overcome.

13.   TERMINATION

TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination. TRC shall have one hundred and twenty (120) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. Drill, mining, and other roads, sites, and excavations, made by TRC, need not be restored or filled, but shall be left in safe condition, and said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment. On termination, TRC agrees to provide Owner with all geologic and engineering data provided by Owner or developed by TRC pursuant to the exploration of the Property.

14.   DEFAULT

If TRC shall be in default in making any payment or performing any other obligation herein set forth, it shall lose no rights granted hereunder unless within thirty (30) days notice in writing of such default TRC shall fail to undertake to cure such default by the appropriate payment or performance.

15.   OPERATIONS/WORK COMMITTMENT

TRC shall conduct its operations hereunder in a good and miner-like manner, and TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Nothing contained herein shall be construed to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of ores or materials from the Property.

TRC agrees to conduct a minimum of Fifty Thousand Dollars ($50,000) of exploration work on or for the benefit of the Property during the first lease year. All payments made to the Bureau of Land Management to file and perfect the claims comprising the Property shall be included as a work commitment expenditure.

TRC agrees to drill three to five Reverse Circulation drill holes on the Property during the first lease year. TRC and Owner agree that this commitment will be fulfilled by a total of 1,500 to 2,000 feet of drilling. TRC further agrees to consult with Owner on the placement of the drill holes.

At Owner's request, TRC shall produce an accounting of monies spent on the Property for exploration work.

16. NOTICES

Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

Sedi-Met, Inc.
c/o A. E. Saucier
3601 La Tierra Terrace
Reno, Nevada 89502

and any notice given to TRC shall be given by registered or certified mail as follows:

Timberline Resources Corporation
P.O. Box 5034
Spokane, WA 99205

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery, or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

17.   MEMORANDUM; CONSTRUCTION

The parties to this Agreement shall execute and record a Memorandum of this Agreement. This Agreement shall be governed by the laws of the State of Idaho, and by the rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

18.   WHOLE AGREEMENT: ASSIGNMENT AND TRANSFER

The parties hereto agree that the whole agreement between them is written herein and in a short-form agreement of even date, which is intended to be recorded, and that agreement, together with this Agreement, shall constitute the entire contract between the parties.

This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the parties hereto; provided, however, that no transfer, assignment, or division of the royalties or monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the parties hereto.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER:

SEDI-MET, INC.,
a _NM_ corporation

By:

A.E. Saucier, President

TRC:
TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

By:

Stephen Goss, President

STATE OF NEVADA

COUNTY OF _Washoe_

On this, the _12_ day of _October_, 2004 before me, the undersigned Notary Public, personally appeared A.E. Saucier, known to me to be the President of Sedi-Met, Inc.; and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: _4-29-06_ _Melanie Grigg_
Notary Public



STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the _5th_ day of _October_, 2004, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 3/18/2008 _Krista F. Sullins_
Notary Public



2

EXHIBIT "A"
To Mineral Lease Agreement Between
Sedi-Met, Inc. (A.E. Saucier) and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Mineral County, Nevada

CLAIM NAME	BLM SERIAL NUMBER
OM-1	NMC 794065
OM-2	NMC 794066
OM-3	NMC 794067
OM-4	NMC 794068
OM-5	NMC 794069
OM-6	NMC 794070
OM-7	NMC 863462
OM-8	NMC 863463
OM-9	NMC 863464
OM-10	NMC 863465
OM-11	NMC 863466
OM-12	NMC 863467
OM-13	NMC 863468
OM-14	NMC 863469
OM-15	NMC 863470
OM-16	NMC 863471
OM-17	NMC 863472
OM-18	NMC 863473
OM-19	NMC 863474
OM-20	NMC 863475

CLAIM NAME	BLM SERIAL NUMBER
OM-21	NMC 863476
OM-22	NMC 863477
OM-23	NMC 863478
OM-24	NMC 863479
OM-25	NMC 863480
OM-26	NMC 863481
OM-27	NMC 863482
OM-28	NMC 863483
OM-29	NMC 863484
OM-30	NMC 863485
OM-31	NMC 863486
OM-32	NMC 863487
OM-33	NMC 863488
OM-34	NMC 863489
OM-35	NMC 863490
OM-36	NMC 863491
OM-37	NMC 863492
OM-38	NMC 863493
OM-39	NMC 863494
OM-40	NMC 863495
OM-41	NMC 863496
OM-42	NMC 863497
OM-43	NMC 863498
OM-44	NMC 863499

CLAIM NAME	BLM SERIAL NUMBER
OM-45	NMC 863500
OM-46	NMC 863501
OM-47	NMC 863502
OM-48	NMC 863503
OM-49	NMC 863504
OM-50	NMC 863505
OM-51	NMC 863506
OM-52	NMC 863507
OM-53	NMC 863508
OM-54	NMC 863509
OM-55	NMC 863510
OM-56	NMC 863511
OM-57	NMC 863512
OM-58	NMC 863513
OM-59	NMC 863514
OM-60	NMC 863515
OM-61	NMC 863516
OM-62	NMC 863517
Desert Fox No. 3	NMC 854932

AMENDMENT NUMBER ONE TO MINERAL LEASE AGREEMENT

THIS AMENDMENT NUMBER ONE (this "Amendment") is made effective as of the 15th day of April, 2004, regardless of the actual date of execution, by and between Sedi-Met, Inc., a New Mexico corporation ("Owner"), and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation ("TRC"). Owner and TRC may be referenced jointly in this Amendment as the "Parties" or singly as a "Party."

WHEREAS, Owner and TRC are parties to that certain MINERAL LEASE AGREEMENT (the "Agreement") made effective as of the 10th day of March, 2004, pursuant to which, among other things, Owner has granted to TRC a lease and certain other rights with respect to those certain unpatented lode mining claims situated in Mineral County, Nevada, known as the OM-1 through OM-62, inclusive, and the Desert Fox No. 3 claim, which claims are more particularly described in Exhibit "A" to the Agreement and referenced therein as the "Property;" and;

WHEREAS, subsequent to the Effective Date TRC has assisted Owner in locating additional unpatented lode mining claims in Mineral County, Nevada, known as the OM-63 through OM-120, inclusive, which additional claims (the "Additional Claims") are described more particularly in the attached Exhibit "A-1;"

WHEREAS, both Owner and TRC wish to include the Additional Claims among the Property covered by the Agreement; and;

WHEREAS, the Parties desire to modify the Area of Interest as described in Section 1.B of the Agreement; and

WHEREAS, Owner and TRC desire to maintain all other terms of the Mineral Lease Agreement in full force and effect.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein expressed, the Parties agree as follows:

1.   Definitions. All capitalized terms used in this Amendment shall have the meanings assigned to them in the Lease, unless otherwise defined in this Amendment, in which case the definitions assigned in this Amendment shall apply.

2.   Incorporation of Recitals. The foregoing recitals constitute an integral part of this Amendment.

3.   Property Description. Effective as of April 15, 2005: (a) the Property shall include the OM-1 through OM-120 unpatented mining claims and the Desert Fox No. 3 unpatented mining claim in Mineral County, Nevada, which mining claims are described more particularly in the attached Exhibit "A-1;" (b) Exhibit "A-1" shall be substituted for Exhibit "A" to the Agreement for

all purposes of the Agreement; (c) all references in the Agreement to Exhibit A or Exhibit "A" shall be deemed to refer to Exhibit "A-1;" and (d) Section 1.A. of the Agreement is amended in its entirety to read as follows:

> A.   Property Description. The Property that is the subject of this Agreement is comprised of the OM group of unpatented lode mining claims and the Desert Fox No.3 unpatented lode mining claim located in Mineral County, Nevada, that are described in the attached Exhibit "A-1."

4.   Area of Interest. Effective as of April 15, 2005, the second sentence of Section 1.B. of the Agreement shall be amended in its entirety to read as follows:

> The Area of Interest shall be defined as that area shown on the map attached as Exhibit "C".

5.   Exhibits. The Parties acknowledge that, effective as of April 15, 2005, the following exhibits are attached to and incorporated in their entirety into the Agreement:

> Exhibit "A-1": Property Description
> Exhibit "B":   Assignment of Royalty Interest
> Exhibit "C":   Map Depicting Area of Interest

6.   Confirmation. Owner acknowledges and confirms that, as of the date of this Amendment, TRC has performed all of its obligations under the Agreement.

7.   Full Force and Effect. Except as expressly amended by this Amendment, all of the terms, covenants, conditions, provisions and agreements of the Agreement are and will remain in full force and effect.

8.   Binding Effect. This Amendment shall be binding upon and extend to the successors, heirs, and assigns of the Parties.

Remainder   of   page   intentionally   left   blank.

2

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER:

SEDI-MET, INC.,
a New Mexico corporation

By:  _____
A.E. Saucier, President

TRC:
TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

By: _____
Stephen Goss, President

3

STATE OF NEVADA)
)ss
COUNTY OF Washoe)

On this, the 26 day of April, 2004 before me, the undersigned Notary Public, personally appeared A.E. Saucier, known to me to be the President of Sedi-Met, Inc., a New Mexico corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 01/27/08



Margaret Burkart
Notary Public

MARGARET BURKART
NOTARY PUBLIC
STATE OF NEVADA
APPT. No. 00-60907-2
MY APPT. EXPIRES JAN. 27, 2008

STATE OF WASHINGTON)
)ss
COUNTY OF SPOKANE)

On this, the 15th day of April, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation, as Idaho corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 11/28/07



Dianna G. Ressa
Notary Public
Residing at Spokane

DIANNA G. RESSA
NOTARY PUBLIC
COMMISSION EXPIRES 11-28-07
STATE OF WASHINGTON

4

EXHIBIT "A-1"
To Mineral Lease Agreement, as amended,
Between
Sedi-Met, Inc. (A.E. Saucier) and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Mineral County, Nevada

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-1	NMC 794065	
OM-2	NMC 794066	
OM-3	NMC 794067	
OM-4	NMC 794068	
OM-5	NMC 794069	
OM-6	NMC 794070	
OM-7	NMC 863462	
OM-8	NMC 863463	
OM-9	NMC 863464	
OM-10	NMC 863465	
OM-11	NMC 863466	
OM-12	NMC 863467	
OM-13	NMC 863468	
OM-14	NMC 863469	
OM-15	NMC 863470	
OM-16	NMC 863471	
OM-17	NMC 863472	
OM-18	NMC 863473	
OM-19	NMC 863474	

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-20	NMC 863475	
OM-21	NMC 863476	
OM-22	NMC 863477	
OM-23	NMC 863478	
OM-24	NMC 863479	
OM-25	NMC 863480	
OM-26	NMC 863481	
OM-27	NMC 863482	
OM-28	NMC 863483	
OM-29	NMC 863484	
OM-30	NMC 863485	
OM-31	NMC 863486	
OM-32	NMC 863487	
OM-33	NMC 863488	
OM-34	NMC 863489	
OM-35	NMC 863490	
OM-36	NMC 863491	
OM-37	NMC 863492	
OM-38	NMC 863493	
OM-39	NMC 863494	
OM-40	NMC 863495	
OM-41	NMC 863496	
OM-42	NMC 863497	
OM-43	NMC 863498	

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-44	NMC 863499	
OM-45	NMC 863500	
OM-46	NMC 863501	
OM-47	NMC 863502	
OM-48	NMC 863503	
OM-49	NMC 863504	
OM-50	NMC 863505	
OM-51	NMC 863506	
OM-52	NMC 863507	
OM-53	NMC 863508	
OM-54	NMC 863509	
OM-55	NMC 863510	
OM-56	NMC 863511	
OM-57	NMC 863512	
OM-58	NMC 863513	
OM-59	NMC 863514	
OM-60	NMC 863515	
OM-61	NMC 863516	
OM-62	NMC 863517	
Desert Fox No. 3	NMC 854932	
OM-63	NMC 884149	
OM-64	NMC 884150	
OM-65	NMC 884151	
OM-66	NMC 884152	

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-67	NMC 884153	
OM-68	NMC 884154	
OM-69	NMC 884155	
OM-70	NMC 884156	
OM-71	NMC 884157	
OM-72	NMC 884158	
OM-73	NMC 884159	
OM-74	NMC 884160	
OM-75	NMC 884161	
OM-76	NMC 884162	
OM-77	NMC 884163	
OM-78	NMC 884164	
OM-79	NMC 884165	
OM-80	NMC 884166	
OM-81	NMC 884167	
OM-82	NMC 884168	
OM-83	NMC 884169	
OM-84	NMC 884170	
OM-85	NMC 884171	
OM-86	NMC 884172	
OM-87	NMC 884173	
OM-88	NMC 884174	
OM-89	NMC 884175	
OM-90	NMC 884176	

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-91	NMC 884177	
OM-92	NMC 884178	
OM-93	NMC 884179	
OM-94	NMC 884180	
OM-95	NMC 884181	
OM-96	NMC 884182	
OM-97	NMC 884183	
OM-98	NMC 884184	
OM-100	NMC 884185	
OM-102	NMC 884186	
OM-104	NMC 884187	
OM-106	NMC 884148	
OM-107	NMC 884189	
OM-108	NMC 884190	
OM-109	NMC 884191	
OM-110	NMC 884192	
OM-111	NMC 884193	
OM-112	NMC 884194	
OM-113	NMC 884195	
OM-114	NMC 884196	
OM-115	NMC 884197	
OM-116	NMC 884198	
OM-117	NMC 884199	
OM-118	NMC 884200	

CLAIM NAME	BLM SERIAL NUMBER	COUNTY RECORDING
OM-119	NMC 884201	
OM-120	NMC 884202	

EXHIBIT "C"
To Mineral Lease Agreement, as amended,
Between
Sedi-Met, Inc. (A.E. Saucier) and
Timberline Resources Corporation

Map of Area of Interest

See attached.

7



R. 36 E.
R. 37 E.

NYE COUNTY
MINERAL COUNTY

OLYMPIC GROUP

T. 9 N.
T. 8 N.

SUN

GROUP

0   500   1000   1500   2000   METERS

0   2000   4000 6000   FEET

Timberline Resources Corporation
Spokane, Washington

OLYMPIC / SUN PROPERTY
Mineral County, Nevada

EXHIBIT C

12

Exhibit 10.5

Timberline Resources Corporation
P.O. Box 5034
Spokane, WA 99205

February 18, 2004

State Of Idaho
Department of Lands
Boise, Idaho 83720

Re: Mineral Lease No. 9347

Dear Sir or Madame,

Enclosed is a signed Sub-Lease Agreement covering State of Idaho Mineral Lease No. 9347. As required by Section 15 of the Mineral Lease, we are providing your office with this copy of the sublease agreement for approval.

Timberline Resources Corporation is an Idaho corporation in good standing.

If you have any questions about this matter, please call James Ebisch, the Lessee, at (509) 928-6098. My telephone number is (509) 747-5225.

Thank you very much.

Sincerely,



Stephen Goss
President
Timberline Resources Corporation



STATE OF IDAHO
DEPARTMENT OF LANDS
Boise, Idaho

MINERAL LEASE NO. 9347

THIS INDENTURE is made, and this lease shall commence, on this 1st day of JANUARY 2004, between the STATE OF IDAHO, by and through the State Board of Land Commissioners as LESSOR, and JAMES EBISCH, as LESSEE, whose mailing address is 12108 N. FORKER ROAD, SPOKANE, WASHINGTON 99217, hereinafter called the Lessee, under and pursuant to Idaho Code title 47, chapter 7 as amended.

The anniversary date shall be March 1 of each year and this lease will terminate the last day of February, 2013.

The Lessor, in consideration of the rents and royalties to be paid and the covenants to be observed by the Lessee, as hereinafter set forth on Pages 2 through 4 and Exhibit "A" attached hereto, does hereby lease and demise unto the Lessee exclusive right and privilege to mine for the following mineral resources:

METALLIFEROUS MINERALS

the following lands situated in the County of CLARK, State of Idaho, being more particularly described as follows:

TOWNSHIP 12 NORTH, RANGE 37 EAST, BOISE MERIDIAN

SECTION 16: All, containing 640 acres, more or less, Public School lands



Ben Ysursa
Secretary of State of the State of Idaho

Dirk Kempthorne
President of the State Board of Land Commissioners and Governor of the State of Idaho

Winston A. Wiggins
Director, Department of Lands

GREAT SEAL OF THE STATE OF IDAHO

STATE OF IDAHO)
)ss
COUNTY OF ADA)

On this 30 day of January in the year 2004, before me, a Notary Public in and for said state, personally appeared DIRK KEMPTHORNE, known to me to be the Governor of the State of Idaho and President of the State Board of Land Commissioners, and BEN YSURSA, known to me to be the Secretary of State of the State of Idaho and WINSTON A. WIGGINS, known to me to be the Director of the Department of Lands of the State of Idaho, that executed the said instrument and acknowledged to me that such State Board of Land Commissioners and State of Idaho executed same.

IN WITNESS WHEREOF, I have hereunto set my hand and seal on the day and year last written above.

NOTARY PUBLIC STATE OF IDAHO

Notary Public Residing at Boise
My Bond Expires: 05-08-2007



STATE OF Wash)
)ss
COUNTY OF Spokane)

On this 23 day of January, 2004 personally appeared James Ebisch, known to me to be:

(INDIVIDUAL - Strike out if not applicable)

the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same.

(~~PARTNERSHIP~~ - Strike out if not applicable)

one of the partners in the partnership of ________ and the partner or one of the partners who subscribed said partnership's name to the foregoing instrument, and acknowledged to me that he executed the same in said partnership name.

(~~CORPORATION~~ - Strike out if not applicable)

the ________ of the corporation that executed the instrument or the person who executed the instrument on behalf of said corporation, and acknowledged to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.



ALLYSON E. JAY NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES OCTOBER 25, 2006

Allyson E. Jay
Notary Public For:
Residing at:
My Bond Expires: 10-25-06

Page 1 of 4

Lessee is granted the rights during the term of this lease to use and occupy so much of the surface of the said lands as may be required for all purposes reasonably incident to the prospecting for, exploration for, development of, production, refining, processing and marketing of said precious metals, minerals and ores produced from said lands, including the right to construct and maintain thereon all works, buildings, plants, waterways, roads, communication lines, reservoirs, tanks or other structures necessary to the full enjoyment thereon for the purpose of the lease, and subject to the conditions laid down in Idaho Code title 47, chapter 7, as amended.

2.   TERM: This lease shall continue in force and effect for a maximum term of ten (10) years, except as provided in Section 3 below. Renewal is subject to Idaho Code sections 47-704 and 47-707.

3.   LEASE EXTENSION: This mineral lease shall be for a maximum term of ten (10) years, and so long thereafter as precious metals, minerals, ores, or any of these are produced in paying quantities, or as much longer thereafter as the Lessee in good faith shall conduct mining operations thereon.

4.   RENEWAL RIGHTS: The leaseholder of this mineral lease, upon the expiration of the initial term, all renewals thereof, and any extension of such initial or renewal term pursuant to Section 3 above, shall be given the preferential right to renew this lease under such readjustment of the terms and conditions as the Board may determine to be necessary in the interest of the State.

5.   RENTAL: To pay to the Lessor a minimum annual rental of one hundred sixty dollars ($160.00) for any area up to 160 acres, and one dollar ($1.00) thereafter for each additional acre up to a maximum of one section or 640 acres, payable in advance annually, with the first rental payment due being $747.00 , payment whereof is hereby acknowledged. Annual rental of SIX HUNDRED FORTY DOLLARS ($640.00) shall be due on each anniversary date for the balance of the lease term. Such rental for any rental year shall be deducted from the royalties as they accrue for that rental year. Lessor shall have no obligation hereunder to give Lessee advance notice of any rental payment.

6.   ROYALTY: To keep books of account in Idaho showing the amount of mineral extracted from said property leased, the amount of mineral shipped, sold, or treated, and the amount of money received from the sale of said minerals so extracted and which may be found in, upon or around, said mine and reduced, sold, treated or shipped. Lessee shall pay to the Lessor the royalty as set forth below in Exhibit 'A'. This royalty shall apply to all minerals, ores or materials mined and removed from the premises herein, and that said books of account concerning pertinent information necessary to verify royalty due Lessor shall be open at all reasonable times to the said Lessor or its authorized agents. Lessee shall pay to the Lessor the royalty(ies) as established in Exhibit "A" which shall be incorporated and made part hereof

      LATE PAYMENT PENALTIES - RENTAL AND ROYALTY: Rental and royalty is delinquent if not paid on or before the due dates set forth in Sections 5 and 10 of this lease. Should rental or royalty be delinquent, the department will send a single notice of delinquency to the lessee. If payment is not received by the department within thirty (30) days from the date of mailing, the department may cancel the lease without further notice to the lessee or may assess the greater of the following: either a $25.00 late payment charge or penalty at the rate of one percent (1%) for each calendar month or fraction thereof, compounded monthly, for late payments from the date the rental or royalty was due. The department is not responsible for notifying lessees of rentals due prior to the due date not withstanding any billing practices of the department.

8.   PLAN OF OPERATION: Prior to initiation of operations using motorized earth-moving equipment, lessee shall submit a minimum bond of $1,000.00 per affected acre, or actual calculated reclamation costs, for each acre to be worked during the succeeding twelve (12) month period, providing the operation is not bonded under Idaho Code title 47, chapter 13 (Idaho Dredge and Placer Mining Protection Act) or Idaho Code title 47, chapter 15 (Idaho Surface Mining Act). The aforementioned bond will be in addition to the required lease bond and covers without limitation surface effects of underground mining operations.

      (a)   Exploration Activities: Exploration activities of the lessee shall be conducted in accordance with the applicable provisions of Idaho Code title 47, chapter 13, as amended (Idaho Dredge and Placer Mining Protection Act) or Idaho Code title 47, chapter 15, as amended (Idaho Surface Mining Act). Exploration requiring motorized earth-moving equipment and/or mining activities are expressly prohibited on lands covered by this lease until written approval has been received from the Department of Lands.

      (b)   Mining and Reclamation Plan: Before mining operations may begin, the Lessee shall submit a mining and reclamation plan with respect to the above described tracts(s) which includes: a description and location of support facilities that may be constructed in conjunction with mining operations; type of equipment to be utilized; outline of mine panels and sequence in which each one will be mined; location for placement of topsoil, overburden and stockpiles; location of all roads on mine site along with other topographic features such as streams which may be impacted by the mining operation. The lessee may include the mining plan for the above described tract(s) only as an integral part of the reclamation plan required under section 7(c) of this lease.

      (c)   Reclamation Plan: Before mining operations may begin, the lessee shall submit a reclamation plan in compliance with the applicable provisions of Idaho Code title 47, chapters 13 or 15, as amended, and any stipulations attached hereto or incorporated in this lease. Upon approval from the Department of Lands, the lessee or its operator may initiate mining operations, and the plan, as may be amended in conjunction with the stipulations contained in this lease, shall govern mining operations under this lease.

      OPERATING PRACTICES: To conduct all exploration, development and mining operations in a good and workmanlike manner and to properly protect all surface openings or workings where persons or animals are likely to be injured by falling therein or otherwise endangered.

Page 2 of 4

10. MONTHLY PAYMENTS AND STATEMENTS: Lessee shall submit to the Lessor royalty payments in full on or before the last business ·· of the month following the month of production for all minerals mined and removed from the premises herein; and to furnish sworn monthly ·nents therewith on such forms as the Lessor may prescribe, showing in tons or cubic yards the amount of all ore mined and removed; and s·· other pertinent information necessary to verify said statements as may be requested of its Lessees by the Lessor.

11. INSPECTION: To afford any person duly authorized by the Lessor, at all reasonable hours, access to the leased premises and to all workings, structures and improvements thereon or connected therewith and also to all books and records of the Lessee relevant to a determination of the amount of royalty to be paid.

12. ANNUAL REPORT: Lessee shall furnish to the Lessor annually and at such other times as the said State Board of Land Commissioners shall require, in the manner and form prescribed by the said State Board of Land Commissioners, a report as to the character and extent of all prospecting, exploratory, development and mining work performed and of all structures and improvements placed upon the leased land, and with a plat showing the locations of all drill holes and other exploratory and development work, structures, and improvements on the leased land. Also, if available, the Lessee shall include with the annual report all sample-assay data showing indications of the tenor or grade of minerals, a detailed log of each borehole and adequate maps so as to make such data meaningful.

13. DWELLING RIGHTS: The Lessee shall not set up a residence of any type, temporary or permanent, on the premises herein without written permission from the Director, Department of Lands expressly authorizing such dwelling or place of abode.

14. ASSIGNMENT: No assignment by the Lessee shall be effective as to the Lessor unless and until there is filed with the Director, Department of Lands, an executed or certified copy of such assignment and a written notice setting forth the name and address, or names and addresses, of the assignee, or assignees, and said assignment is approved by the State Board of Land Commissioners.

15. SUBLEASE: This lease is personal to the Lessee and no part of the Lessee's interest may be sublet without the Lessor's prior written consent. An executed copy of the sublease agreement must be submitted to the Lessor for approval.

16. TAXES: To pay when due all taxes lawfully assessed and levied under the laws of the State of Idaho, upon the Lessee's interest in the leased land and leased deposits and upon production under this lease and upon structures and improvements of the Lessee on the leased land.

17. STATUTES: To comply with and be subject in all respects to the provisions of Idaho Code title 47, chapter 7, as amended, which present provisions are hereby made a part hereof to the same extent as if incorporated herein, and to comply with and be subject to the a··able provisions of federal and state statutes.

18. PROMOTION: Except as allowed by prior written approval of the Lessor, neither Lessee nor its successors, or assigns shall use the name of the State of Idaho or the fact that its or their operations are to be conducted in whole or in part on state owned lands, under lease or otherwise, in any advertisement or prospectus promoting the sale of stock; provided, however, that the reflection on the accounting or financial records or statements of Lessee of this lease as an asset of Lessee shall not constitute a breach of this paragraph.

19. FORFEITURE: All leases of mineral deposits shall be conditional upon payment of the rental in advance annually, and upon the payment of the royalty provided for in the lease, and such other provisions as may be provided by the Board, and upon the violation of any of the conditions of the lease, the Board may at its option, after thirty (30) days notice by registered mail, cancel the lease.

Upon failure or refusal of the Lessee to accept the readjustment of terms and conditions determined by the Board at the end of any lease period, such failure or refusal shall work a forfeiture of the preferential right of the Lessee. A forfeiture of such lease, and all rights of the Lessee thereunder, may be declared by the State Board of Land Commissioners for a violation of any of the terms or conditions of said lease or of any rule or regulation of said Board with respect thereto or of any of the provisions of Idaho Code title 47, chapter 7.

If after the Lessee receives the notice of default, the Lessee in good faith does not agree that it is a default hereunder, the Lessee shall so notify the Lessor within thirty (30) days after the Lessee receives the notice of default, and in that event the foregoing 30 day corrective period shall begin on the date of the final judicial determination that the Lessee was in default under said lease as specified in said notice.

If the default specified in the notice is of such a nature that it reasonably cannot be corrected with the 30 day period and if the Lessee within said period begins corrective action or starts to correct the default and thereafter diligenty carries such corrective action to completion, this lease shall not terminate, or be terminated, for such default.

In the event that the Lessee shall have procured this lease through fraud, misrepresentation or deceit, then and in that event, this agreement, at the option of the Lessor, shall cease and terminate and shall become ipso facto null and void, and all improvements upon said land or premises under the terms of this lease shall forfeit to and become property of the State of Idaho.

20. SURRENDER-RELINQUISHMENT: Lessee may surrender this lease or any surveyed subdivision of the area covered by this lease, by filing a written statement of relinquishment.

In the event of a partial surrender of the land covered by this lease, the annual rental thereafter payable shall be reduced p···tionately, but in no case shall the annual rental be less than the minimum annual rental of ONE HUNDRED SIXTY DOLLARS ($160.00).

A relinquishment may take effect 30 days after it is received by the Department. Thereafter the Lessee shall be relieved of liability under this lease except for the continued obligation of the Lessee and his surety 1) to make payments of all accrued rentals and royalties and 2) to reclaim the surface and natural resources in accord with the approved surface mining plan.

21.   LIABILITY: The Lessee hereby agrees to hold harmless and free from liability, the Lessor for any injuries to persons or damage to property occurring on the above described premises to the extent that such injury or damage arises from the negligence of Lessee during the ...n of this lease.

22.   DISPOSITION OF IMPROVEMENTS: Improvements, as defined by Idaho Code title 47, chapter 7, on expiration, cancellation or forfeiture of this lease, shall be disposed of as provided for in said law.

23.   EASEMENTS: The Lessor reserves the right to permit for joint or several use, such easements or rights of way upon, through, or in the leased land as may be necessary or appropriate to the working of the same or other land containing mineral deposits and the treatment and shipment of products thereof, by or under authority of the Lessor or its Lessees, and for other public purposes upon the condition that such use shall not unreasonably interfere with the exercise by the Lessee of the right and privileges granted under this lease.

24.   SURFACE RIGHTS: There is reserved the right to the Lessor to lease, sell or otherwise dispose of the surface of the lands embraced within this lease for any purpose, grazing, mining, timber, agricultural, or otherwise, subject to the provisions of Idaho Code sections 47-711 and 47-712.

25.   TIMBER (Applicable only for state-owned surface): Prior to cutting or removing timber for exploration or development of the mineral property, the Department of Lands must be given written notice at least six months in advance of the intended cutting or clearing operation and be reimbursed for the value of any merchantable timber and pre-merchantable timber cut or cleared from the lease site. Cutting and removing of timber growth, other than that permitted during development of mine access roads, mining or construction of facilities associated with mineral removal is prohibited under this lease. The value shall be established by the Lessor using accepted fair market value approach appraisal techniques. Upon payment by the Lessee of the timber value established by the Lessor, title to the timber growth shall pass to the Lessee. The mineral Lessee shall not unreasonably interfere with removal of timber purchased by a third party from the State of Idaho prior to or subsequent to the issuance of this lease.

26.   ENVIRONMENTAL QUALITY: The operation shall be conducted in accordance with the State of Idaho Water Quality Regulations. Suitable containers shall be provided for trash, garbage, and human excreta, so that such materials can be disposed of at approved sites. Waste petroleum products shall not be drained or poured onto the leased site, but shall be disposed of in suitable containers at approved sites.

27.   BOND: Concurrently to the execution of the lease by the Lessee, Lessee shall furnish to the department the established fees for mineral l... ~es as required by the Reclamation Fund Act, Idaho Code title 47, chapter 18, and applicable rules, to provide reclamation assurance. This ...ient shall be in lieu of a traditional bond. The department may elect to require additional bond over and above reclamation assurance p...vided under the Reclamation Fund Act.

Prior to initiation of operations using motorized earth moving equipment, Lessee may be required to submit additional fees in accordance with the Reclamation Fund Act and applicable rules. Underground mining operations on state lands will not be secured pursuant to the Reclamation Fund Act and will be required to provide traditional bonding.

The period of liability of any bond shall not be terminated until all lease terms and conditions have been fulfilled and the bond is released in writing by the Director.

28.   PRIOR RIGHTS AND RESERVATIONS: The Lessee agrees to take this lease subject to all valid existing rights including any property filed outstanding prior leases or contracts of sale from the State of Idaho of any kind whatsoever and subject to the rights reserved by the Lessor as herein set forth.

29.   HEIRS AND SUCCESSORS IN INTEREST: It is further agreed that each obligation hereunder shall extend to and be binding upon, and every benefit hereof shall inure to the heirs, executors, administrators, successors of or assignees of the respective parties hereto.

30.   TITLE: Lessor makes no representation or warranty whatsoever with respect to its title to said leased premises and Lessee shall be solely responsible for satisfying itself with respect to the ownership of such lands; and if subsequently divested of said title, no liability shall be incurred by virtue of this lease for any loss or damage to the Lessee; nor shall any claim for refund of rents or royalties therefore paid, be made by said Lessee, its successor or assignees.

31.   CONFIDENTIALITY: Any information supplied by the Lessee to the State Board of Land Commissioners, the Director, or the Department of Lands and designated by such operator as "CONFIDENTIAL" shall not be disclosed by the State Board of Land Commissioners, the Director or Department employees to any person other than the Board, the Director and employees of the Department without the expressed written permission of the Lessee supplying such information; provided, however, that this shall not be construed to prohibit the Board from using all information available to it in any administrative hearing or judicial proceedings brought under this lease, subject to appropriate protective orders.


IDAHO DEPARTMENT OF LANDS

EXHIBIT "A"

ROYALTY SCHEDULE

GOLD, SILVER, COPPER, LEAD, ZINC, MOLYBDENUM, TUNGSTEN, IRON, PLATINUM, ANTIMONY, CADMIUM, COBALT, MANGANESE, TIN

This schedule applies to ores of all mineral commodities, from any type of deposit or method of extraction and/or processing, except as follows:

Oil, gas, other hydrocarbons; uranium and other fissionable minerals; coal, sand, gravel, basalt and other common variety minerals mined for highway construction and maintenance and other general construction purposes; limestone, dolomite, marble, slate, and similar mineral materials used for dimension stone or other building materials; scoria, perlite, pumice, and forms of volcanic rocks used in the manufacture of building blocks; clay and associated minerals; lava and other decorative stone; and other mineral commodities that may be excluded at the discretion of the State Board of Land Commissioners.

Lessor reserves, and Lessee agrees to pay to Lessor, a production royalty per the following schedule:

Five (5%) Percent of the gross receipts, including all bonuses and allowances paid, earned or received at the point of sale of the first marketable minerals. Reasonable transportation costs to the closest feasible point of sale, and/or smelting charges, deductions and other treatment costs may be deducted from the gross sales receipts for material that requires additional processing to obtain marketable minerals after being mined and removed from the leased land.

GENERAL

Lessee will furnish evidence to the satisfaction of the Lessor that the price received for ores sold are reasonable and fair.

The above listed royalty rate will be reviewed on a yearly basis, and if market conditions so warrant, the above listed minimum royalty may be increased upon a sixty (60) day notification to the lessee.

IDL 1801-29(5)
4-1-99

March 2, 2004

James Ebisch
12108 N. Forker Road
Spokane, Washington 99217

SUBJECT: State of Idaho Mineral Lease No. 9347

I am in receipt of correspondence and copy of a sublease agreement from
Timberline Resources Corporation, covering the subject mineral lease.
The agreement has been made a part of your lease file.

Please note all terms and conditions of the lease agreement regarding
exploration requirements and approvals and ensure that Timberline is
aware of these stipulations. In addition, Timberline is required to
furnish all data from any exploration projects that may be approved on
this lease.

Should you have any questions, you may contact me at the above address
or telephone (208) 334-0231.

SHARON A. MURRAY
Minerals Program Manager

SAM:uc

Cc: Chris Morris, IDL Eastern Idaho Area
       Timberline Resources Corp., PO Box 5034, Spokane, WA 99205

SUBLEASE AGREEMENT

THIS AGREEMENT is made effective as of the _17th_ day of _February_ 2004, by and between James Ebisch, hereinafter designated as "Owner", and Timberline Resources Corporation, an Idaho corporation, hereinafter designated as "Timberline".

WHEREAS, Owner holds that certain Mineral Lease No. 9347, granted by the State of Idaho Department of Lands for the 640 acres lying within Section 16, Township 12 North, Range 37 East, B.M., in Clark County, Idaho. The lands subject to the Mineral Lease are hereinafter referred to as "the "Property."

WHEREAS, Owner and Timberline desire to enter into an Agreement whereby Owner shall sublease the Mineral Lease on the Property to Timberline, whereby Timberline will have the exclusive right and privilege to hold the Mineral Lease and the obligation to comply with its terms and the terms of this Agreement, and

WHEREAS, Owner agrees to cooperate with Timberline in obtaining the required consent from the State of Idaho for this sublease;

NOW, THEREFORE, in consideration of the covenants herein expressed, the parties agree as follows:

1. PROPERTY DESCRIPTION

All lands owned by the State of Idaho in Section 16, Township 12 North, Range 37 East, B.M., in Clark County, Idaho, and subject to that certain Mineral Lease No. 9347, issued by the State of Idaho Department of Lands. A copy of Mineral Lease No. 9347 is attached hereto as Exhibit "A".

2. TERM

The term of this Agreement shall be identical to the term of Mineral Lease No. 9347, unless sooner terminated under the provisions of Section 7.

3. PAYMENT TO OWNER

Upon execution of this Agreement by Owner and Timberline, Timberline shall pay to the Owner Two Thousand Dollars ($2,000.00) and to compensate Owner for expenses incurred in obtaining the Mineral Lease in the amount of Eight Hundred and Thirty Dollars and Thirty Cents ($830.30).

4. PROTECTION FROM LIENS AND DAMAGES: COMPLIANCE WITH LAWS

Timberline agrees to pay all expenses incurred by it in its operations on the Property and to indemnify Owner against any liability to third persons resulting from Timberline's operations on the Property.

Timberline shall conduct itself with respect to the Property and its exploration so as to fully comply in every respect with the provisions of the Mineral Lease and all applicable laws of the State of Idaho and the United States of America.

5. ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of Timberline at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of Timberline.

6. DELIVERY OF DATA

If this Agreement is terminated, Timberline, upon written request given by Owner within thirty (30) days of said termination, shall furnish Owner within sixty (60) days copies of all basic maps, drill logs, and other factual data and factual material pertaining to the Property prepared by Timberline; provided, however, that Timberline shall have no liability on account of any such information received or acted on by Owner. Timberline agrees that as to any core or drill cuttings from the Property included under this Agreement retained by Timberline after termination of this Agreement, it shall allow Owner or its agent to examine such core or cuttings at the place of storage, and Timberline agrees that it shall notify Owner if Timberline chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's cost, such core or cuttings as he chooses to remove. Timberline shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

7. TERMINATION

Timberline shall have the right to terminate this Agreement at any time by giving Owner written notice of Timberline's election to so terminate. Any notice of termination shall be given to Owner a minimum of 60 days notice prior to the Anniversary Date of the Mineral Lease on March 1 of each year. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and Timberline shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination.

On termination, Timberline agrees to provide Owner with all geologic and engineering data provided by Owner or developed by Timberline pursuant to the exploration of the Property.

8. DEFAULT

If Timberline shall be in default in making any payment or performing any other obligation herein set forth, it shall lose no rights granted hereunder unless within thirty (30) days notice in writing of such default Timberline shall fail to undertake to cure such default by the appropriate payment or performance.

9. NOTICES

Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

> James Ebisch
> 12108 N. Forker Road
> Spokane, WA 99217

and any notice given to Timberline shall be given by registered or certified mail as follows:

> Timberline Resources Corporation
> P.O. Box 5034
> Spokane, WA 99205

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time.

Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery, or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

10. WHOLE AGREEMENT: ASSIGNMENT AND TRANSFER

The parties hereto agree that the whole agreement between them is written herein. This Agreement and the terms and the conditions hereof shall be freely assignable with the permission of the State of Idaho and shall be binding upon and extend to the successors, heirs, and assigns of the parties hereto; provided, however, that no transfer or assignment of the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the parties hereto.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER:



James Ebisch

TIMBERLINE RESOURCES CORPORATION:



By: Stephen Goss, President

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the 17th day of February, 2004, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the person whose name is subscribed to the within instrument, who acknowledged that he is an Officer of Timberline Resources Corporation, and executed the same on behalf of Timberline Resources Corporation for the purposes therein contained.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 10-12-07



Austin L. Johnson Jr.

Notary Public in and for the State of Washington, residing in Spokane



JOHNSON, AUSTIN L JR
COMMISSION EXPIRES
NOTARY
PUBLIC
10-12-07
STATE OF WASHINGTON

4

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the _17th_ day of _February_, 2004, before me, the undersigned Notary Public, personally appeared James Ebisch, known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires:

4-30-2005



Mary Jo Hoisington
Notary Public in and for the State of Washington, residing in Spokane

Mary Jo Hoisington

Exhibit 10.6

MINERAL LEASE AGREEMENT

THIS AGREEMENT is made effective as of the 26th day of November, 2004 (the "Effective Date"), regardless of the actual dates of execution, by and between TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "Owner", and STERLING MINING COMPANY, an Idaho corporation, hereinafter designated as "Sterling." Sterling and Owner may be referenced jointly in this Agreement as the "Parties" or singly as a "Party."

WHEREAS, Owner holds an exclusive possessory interest, subject to the paramount title of the United States, to the unpatented lode mining claims situated in Sanders County and Lincoln County, Montana, known as the Minton Pass, Lucky Luke, East Bull, and Standard Creek claims, which are hereinafter referred to as the "Property" and are more fully described in Exhibit "A" attached hereto, and

WHEREAS, Owner and Sterling desire to formalize the conditions originally agreed to in a Letter of Intent dated June 15, 2004 between the parties, and to enter into an Agreement whereby Sterling shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and material on or under the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein expressed, the Parties agree as follows:

1.   PROPERTY DESCRIPTION; AREA OF INTEREST; RELINQUISHMENT

A.   <u>Property Description.</u> The Minton Pass, Lucky Luke, East Bull and Standard Creek groups of unpatented lode mining claims, located in Sanders County and Lincoln County, Montana, which are subject to this Agreement, are described in Exhibit "A" attached hereto.

B.   <u>Area of Interest.</u> Owner and Sterling agree that, during the term of this Agreement, an Area of Interest will be established around each claim group that constitutes the Property. The Area of Interest shall be defined as that area within one mile of the exterior boundaries of the groups of unpatented mining claims described in Exhibit "A".

Any property or interests therein ("Additional Lands") acquired (whether by staking, leasing, purchase or otherwise) by Sterling within the Area of Interest during the term of this Agreement, shall be included in and subject to this Agreement as if the newly acquired property was listed in Exhibit "A" and thereafter shall be part of the Property under this Agreement. Promptly following any such acquisition, Sterling shall give written notice to Owner of the acquisition, which notice shall include a true and complete copy of all documents (including all documents relating to or evidencing the acquisition ["Acquisition Documents"]) and data relating to the Additional Lands.

In the event that Owner or its affiliates (including, but not limited to, any person or entity controlling or under common control with Owner) acquires (whether by staking, leasing, purchase or otherwise) any Additional Lands within the Area of Interest during the term of this Agreement, Owner shall give written notice to Sterling of the acquisition, which notice shall include a true and complete copy of all Acquisition Documents and data relating to the Additional Lands. Sterling may elect, by written notice to Owner within sixty (60) days following receipt of Owner's notice, whether to include the Additional Lands under this Agreement. If Sterling timely elects to include the Additional Lands acquired by Owner under this Agreement, then the Additional Lands shall be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit "A" and thereafter shall be part of the Property under this Agreement.

Following the inclusion of Additional Lands in the Property pursuant to this Section 1, the Parties shall take such actions and execute such instruments (including, without limitation, an amendment to this Agreement) as either Party may desire or as may be required under the terms of the Acquisition Documents or applicable law to subject the Additional Lands and the Acquisition Documents to the terms of this Agreement.

Nothing in this Agreement shall be construed to limit either Party's right to apply for or otherwise acquire, on its own behalf and without any obligation whatsoever to the other, any right, title or interest whatsoever in or to any real property or mineral interests situated outside of the Area of Interest, and such right, title and interest shall not be subject to this Agreement.

C.   Relinquishment.   At any time and from time to time during the term of this Agreement, Sterling may relinquish to Owner portions of the Property (the "Relinquished Property") by delivering to Owner a quitclaim deed of Sterling's rights, titles and interests in the Relinquished Property under this Agreement; provided, however, that such obligation shall not extend to properties included in the Property pursuant to Section 1.A. that are held under lease or similar agreement with a third party and to whom Sterling has a similar obligation to relinquish such Property. Upon delivery of such deed, all of Sterling's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) Sterling shall be responsible to perform its reclamation obligations under Section 12, and (2) if the Relinquished Property includes unpatented mining claims and such mining claims are relinquished after July 1 of any calendar year, Sterling shall be required (as provided in Section 7) to perform all work and make all filings and payments to the Bureau of Land Management to maintain such claims for that calendar year, and (3) Sterling shall be granted a perpetual easement through the relinquished property for access and egress from property not relinquished.

In the event that Sterling elects to relinquish its interest in one or more claim groups, the advance minimum royalty due Owner will be adjusted pursuant to Section 5 C. of this Agreement

2.   WARRANTIES AND REPRESENTATIONS

Owner represents and warrants to Sterling that Owner owns and has the exclusive possession of the Property; that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever; and that the Owner has the full right, power, and capacity to enter into this Agreement upon the terms set forth herein. Owner agrees not to encumber title to the Property while this Agreement is in effect.

3.   TERM

The term of this Agreement shall be for a period of twenty (20) years from the effective date hereof (the "Initial Term") unless sooner terminated under the provisions of Section 12. Owner grants Sterling the right to renew this Agreement for an additional twenty (20) year period, or for as long as Sterling explores or mines the Property, whichever is longer (the "Renewal Term"). Sterling may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 11.

4.   GRANT OF EXPLORATION AND MINING PRIVILEGE

Owner hereby grants to Sterling, for the term specified in Section 3, the privilege of entering upon the Property described in Exhibit "A", with the exclusive right and privilege to explore, occupy, prospect for and mine and remove mineral deposits contained upon or within the Property.

(i) For purposes of the rights granted to Sterling by the Owner under this Lease, the Property includes the surface and subsurface of the Property listed in Exhibit "A", all veins, lodes and all Minerals contained within the Property, and all right, title and interest of Owner in an to all options, contracts, licenses, rights-of-way, water rights and other rights, reserved or granted in, on, upon or pertaining to the Property.

(ii) For purposes of this Agreement, "Minerals" shall mean all base and precious metals, including without limitation copper, lead, zinc, gold, silver, platinum, platinum-group metals, tungsten, antimony, mercury, molybdenum and all other mineral elements and mineral compounds, mineral substances, metals, ore, and ore-bearing materials, and geothermal resources (except fissionable materials, gas, oil, coal, and other hydrocarbons) whether the same are known to exist on the Property or are after the Effective Date discovered on the Property and regardless of the method of extraction, mining, or processing the same, whether known to exist or invented or developed after the Effective Date.

As used in this Agreement, "Explore," "Exploration," or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b)   Digging or excavating pits, adits, shafts, and other types of excavation.

c)   Drilling test holes.

d)   Excavating drill hole sites, sumps, and mud pits.

e)   Constructing roads reasonably required for ingress, egress, access to work and camp sites, and communication.

f)   Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

As used in this Agreement, "mine" shall mean the mining, extracting, producing, handling, milling or other processing of minerals, and shall include all preparation (other than Exploration) for the removal and recovery of ores, metals and minerals, including the construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of minerals. In the event of repeal or substantial change in the Mining Law of 1872, Sterling shall have whatever rights may be afforded to Owner under the new laws, including (but not limited to) whatever preferred right Owner may have to a lease or other right or concession from a governmental agency, subject to the payment to Owner of royalties prescribed in Section 6. In no event shall the royalty due to Owner be less than that specified in this Agreement.

5.   PAYMENTS TO OWNER

A.   <u>Debt Forgiveness.</u> Upon execution of this Agreement by Sterling, the monies owed to Sterling by Owner, pursuant to a series of loans, will be considered repaid in full, including all accrued interest charges. The parties agree that the principal amount of these loans is approximately Sixty-Five Thousand Five Hundred Dollars ($65,500.00). Owner shall provide Sterling copies of any and all data on the Property in its possession and shall prepare a basic geologic map and short report.

B. <u>Repayment of Expenses.</u>   Upon execution of this Agreement, Sterling will pay to Owner the sum of Nineteen Thousand Six Hundred Dollars ($19,600.00), which will reimburse Owner for certain expenses involved in obtaining the claims listed in Exhibit "A".

C.   <u>Advance Minimum Royalties</u>

As used in this Agreement, the term "Lease Year" refers to the 365 or 366 (in the case of a leap year) day period commencing on June1 of each year during the term of this Agreement and expiring on May 31 of the following year.

Unless this Agreement has been terminated prior to the dates set forth below, Sterling agrees to pay Owner the sum of Five Thousand Dollars ($5,000.00) for each of the claim groups listed in Exhibit "A" that remain subject to this Agreement, on June 1 of each year during continuance of this agreement, with the first Advance Minimum Royalty payment due on June 1, 2007.   If all claim groups are still subject to this Agreement on June 1, 2007, the payment to Owner will be Twenty Thousand Dollars ($20,000.00).

All advance minimum royalties specified above shall be applied as an advance against the Net Smelter Return royalty due Owner on production, as defined in Section 6 herein.

Provided always that in the event this Agreement is terminated as provided in Section 12, Sterling shall have no obligation to pay any advance minimum royalties that become due after the Agreement has been terminated. Provided also that if Sterling elects to terminate its interest in one of the claim groups listed in Exhibit "A", Sterling shall provide notice to Owner of Sterling's intention to delete that group from this Agreement, prior to June 1 in any year during continuance of this Agreement. The advance minimum royalty payment due pursuant to this section would be reduced by Five Thousand Dollars ($5,000.00) for each claim group dropped from the Agreement. However, Owner shall be entitled to advance minimum royalties, if any, which have accrued but have not been paid prior to such termination.

Advance minimum royalties shall be deemed paid by Sterling when its check therefore is made payable to and mailed to the persons specified in Section 15 hereof (or the agent designated as provided in Section 15) at the address then in effect hereunder.

6.   **ROYALTIES**

Sterling agrees to pay to Owner One Percent (1%) of the Net Smelter Returns upon all minerals mined and removed from the Property (other than those removed in non-commercial quantities for testing and sampling purposes).

The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by Sterling from the sale of ores, metals, minerals or concentrates to a smelter or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by Sterling: (a) sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of the minerals from the Property, but excluding any taxes on net income; (b) the actual costs of freighting or transporting said ores, metals, minerals, and concentrates from the mine or mill to the where the minerals are smelted, refined and/or sold (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser, and (c) all charges and costs of and relating to milling, smelting and refining (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser. In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by Sterling, charges, costs and penalties for such operations shall mean the amount that Sterling would have incurred if such operations were carried out at facilities not owned or controlled by Sterling then offering comparable services for comparable products on prevailing terms.

Royalty payments shall be made by Sterling on or before the last day of each calendar month by Sterling for all concentrates sold during the preceding calendar month by Sterling. Royalty or other payments under this Agreement shall be deemed made by Sterling when its check therefore is made payable to and mailed to the persons specified in Section 15 hereof (or the agent designated as provided in Section 15) at the address then in effect hereunder.

All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of Sterling with respect thereto, unless Owner gives Sterling written notice describing and setting forth a specific objection to the determination thereof within sixty (60) days following the end of the calendar year during which such Royalty payments were paid. During the sixty (60) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have Sterling's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and Sterling. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly Royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. Sterling shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by Sterling to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on

Sterling for adjustment within the sixty (60) days period shall be deemed to establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7.   PROTECTION FROM LIENS AND DAMAGES: COMPLIANCE WITH LAWS

Sterling agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of Sterling to remain upon the Property, and to indemnify Owner against any claims, demands or liabilities to third persons resulting from Sterling's operations on the Property.

Sterling shall conduct itself with respect to the Property and its exploration so as to fully comply in every respect with the applicable laws of the State of Montana and of the United States of America, and with all pertinent and applicable regulations of any governmental agency or body having jurisdiction.

Sterling agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement. Sterling agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management prior to July 1 of each calendar year, and to provide Owner with evidence of such payment.

From and after the Effective Date, Owner shall be responsible for the payment of all taxes and assessments on the Property, and Sterling shall be responsible for payment of all taxes levied upon any improvements, or personal or corporate property placed thereon by Sterling. Sterling also shall be responsible for payment of all taxes levied on ores, metals, minerals, or mineral products mined or produced within the exterior boundary of the Property, including without limitation, all severance and net proceeds of mine taxes, provided that the same may be deductible from Net Smelter Returns as provided in Section 6 of this Agreement. Nothing contained herein, however, shall require Sterling to pay all or any portion of any state, federal or local income or business entity tax or assessment that may be imposed upon Owner.

8.   ACCESS AND INSPECTION

Owner or its duly authorized representatives shall be permitted to enter on the Property and the workings thereon of Sterling at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of Sterling. Owner shall indemnify and hold harmless Sterling from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by Sterling's gross negligence or willful misconduct.

9.   DELIVERY OF DATA AND CONFIDENTIALITY

A.   Data. Sterling shall furnish to Owner, on or before the 30th day after the end of each Lease Year, an annual report that summarizes the previous Lease Year's work. Within thirty (30) days after termination of this Agreement by Sterling, Sterling shall furnish Owner a report summarizing any scientific or technical data that were generated by Sterling's operations on the Property but were not covered in the last annual report. Within sixty (60) days following termination of this Agreement by Sterling or Owner, Sterling shall furnish Owner the following: (i) copies of all basic maps, drill and lithology logs, and other factual data and factual material pertaining to the Property prepared by Sterling in connection with operations under this Agreement. Notwithstanding the foregoing, it is understood and agreed that: (1) Sterling shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes; (2) Owner shall rely and act on all information provided by Sterling at Owner's sole risk; and (3) Sterling shall have no liability on account of any such information received or acted on by Owner. Sterling agrees that as to any core or drill cuttings from the Property included under this Agreement retained by Sterling after termination of this Agreement, it shall allow Owner or its agent to examine such core or cuttings at the place of storage, and Sterling agrees that it shall notify Owner if Sterling chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's cost, such core or cuttings as it chooses to remove. Sterling shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

B.   Confidentiality. Owner agrees that, during the term of this Agreement, it shall treat all reports and other information ("Data") related to or acquired under this Agreement, including without limitation any interpretative, proprietary or financial information, as confidential and shall not give, disclose or make available any such information to any third party or to the public without the prior written consent of Sterling, except and to the extent required by applicable law or the rules of any stock exchange. If practicable, Owner shall provide prior notice to Sterling and the opportunity to consent (which consent shall not unreasonably be denied) to both the form and content of any press release, statement or other disclosure, of any type whatsoever, pertaining to the Property, the Data, this Agreement or Lessee's operations hereunder that Owner is required by applicable law or the rules of any stock exchange to disclose.

10.   **TITLE DEFECTS: TITLE DEFENSES: OWNER INTEREST**

If -- (1) in the opinion of Sterling's counsel, Owner's title is defective or less than as represented in Section 2 or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, Sterling may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist Sterling in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6 unless the encumbrance or dispute arises from Sterling's failure to perform obligations hereunder (in which case such costs shall be borne by Sterling).

If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, then (1) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (2) Sterling shall be entitled to offset, against subsequent advance minimum royalties and Net Smelter Return royalties payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

Nothing herein contained and no notice or action that may be taken under this Section 10 shall limit or detract from Sterling's right to terminate this Agreement at any time.

11. FORCE MAJEURE

Sterling shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and Section 7. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean and include, without limitation, war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of Sterling and which, by the exercise of such due diligence as is commercially reasonable, Sterling is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, Sterling shall not be required to settle any strikes or labor disputes.

12. TERMINATION

A. <u>By Sterling.</u> Sterling shall have the right to terminate this Agreement at any time by giving Owner written notice of Sterling's election to so terminate. Any such notice of termination by Sterling shall be accompanied by a quitclaim deed conveying to Owner all of Sterling's right, title and interest in and to the Property. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and Sterling shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 12C.

B. Default/Termination by Owner. If Sterling shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to Sterling of such default, setting forth in such notice the nature and details of such default. Sterling shall have thirty (30) days after receiving a notice of default to remedy a default in payment, and forty-five (45) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion.   If Sterling fails to cure or commence to cure the default within the times specified, or if Sterling fails to contest such default by written notice to Owner within thirty (30) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to Sterling. If Sterling contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 13 of this Agreement. If Sterling disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to Sterling under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that Sterling is in default and thereafter Sterling fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

C. Removal of Equipment/ Reclamation. Following a termination of this Agreement pursuant to Section 12A. or 12B., Sterling shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 12C. Sterling shall have one hundred and eighty (180) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that Sterling shall not remove any underground ladders or timbers or stulls required for support of mine openings. All drill sites, roads and excavations made by Sterling shall be reclaimed according to prevailing state and federal regulations; provided, however, that drill, mining, and other roads, sites, and excavations, made by Sterling, need not be restored or filled, but shall be left in safe condition, provided that said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment. Sterling's obligations to perform reclamation work or comply with environmental regulations required as a result of its activities on the Property shall survive termination of this Agreement.

13. ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute. Any related hearing or other proceeding shall be held in Spokane, Washington. The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

14. OPERATIONS AND WORK COMMITTMENT

A.   Operations.   Sterling shall conduct its operations hereunder in a good and miner-like manner, and Sterling shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by Sterling in the area. Sterling shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that Sterling shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by Sterling of material so mixed or commingled.

All decisions with respect to the exploration, development, mining and processing of Minerals from the Property and the selling of ores, concentrates, or other products from the Property, including all decisions regarding the commencement, suspension, resumption, or termination of any operation, shall be made by Sterling in its sole discretion, as long as any such Operations are conducted in accordance with procedures acceptable in the mining and metallurgical industry and so long as Sterling complies with the express requirements of this Agreement. Whenever Sterling deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof. Owner and Sterling agree that vertical boundaries shall be applicable in determining ownership of ores or materials from the Property.

At Owner's request, but not more often than six (6) month intervals, Sterling shall produce an accounting of monies spent and footage drilled on the Property for exploration work pursuant to this Section 14.

15. NOTICES AND PAYMENTS

A.   Notices.   Any notice required to be given to Owner hereunder shall be delivered personally or given by registered or certified mail, return receipt requested, addressed as follows:

Timberline Resources Corporation

P.O. Box 5034
Spokane, Washington 99205

and any notice given to TRC shall be delivered personally or given by registered or certified mail as follows:

Sterling Mining Company
2201 North Government Way
Professional Plaza, Suite E
Coeur d'Alene, Idaho 83814

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

B. <u>Payments.</u> Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with Sterling a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. Sterling may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. Sterling shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, Sterling shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

16. MEMORANDUM; GOVERNING LAW; CONSTRUCTION

The Parties shall execute and record a Memorandum of this Agreement in the real property records of Sanders County and Lincoln County, Montana. In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control. This Agreement shall be governed by the laws of the State of Idaho, and by the rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

18. WHOLE AGREEMENT; ASSIGNMENT AND TRANSFER

This Agreement and the Exhibits attached hereto set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent. No modification or alteration of this Agreement shall be effective unless reduced to writing and executed by the Parties. The Exhibits attached hereto are fully incorporated as if set forth herein.

This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that no transfer, assignment, or division of the royalties or monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties.

19. LEGAL ADVICE

Owner expressly acknowledges that it has sought (or has had the opportunity to seek) the advice of Owner's own legal counsel to assist Owner in negotiating and reviewing this Agreement. Owner expressly acknowledges that Owner is not relying on any oral or written statement (not expressly set forth in this Agreement) made by Sterling, its officers, employees or agents regarding any matters pertaining to this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER:

TIMBERLINE RESOURCES CORPORATION, an Idaho corporation

By: _____
Stephen Goss, President

STERLING:

Sterling Mining Company, an Idaho corporation

By: _____
Ray Demotte, President

STATE OF IDAHO

COUNTY OF Shoshone

On this, the 26th day of November, 2004 before me, the undersigned Notary Public, personally appeared Ray Demotte, known to me to be the President of Sterling Mining Company, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 8-16-2010

Sharon K Jacobs
Notary Public



SHARON K. JACOBS
NOTARY PUBLIC
STATE OF IDAHO

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the 2nd day of December, 2004, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 10/7/2006

Robert W Smith
Notary Public Robert W Smith



ROBERT W. SMITH
NOTARY PUBLIC
STATE OF WASHINGTON
Commission Expires OCTOBER 7, 2006

15


EXHIBIT "A"
To Mineral Lease Agreement Between
Sterling Mining Company and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Sanders and Lincoln County, Montana


Lucky Luke Claim Group
Sanders County, Montana

CLAIM NAME	BLM SERIAL NUMBER
LL-1	MTMMC 211740
LL-2	MTMMC 211741
LL-3	MTMMC 211742
LL-4	MTMMC 211743
LL-5	MTMMC 211744
LL-6	MTMMC 211745
LL-7	MTMMC 211746
LL-8	MTMMC 211747
LL-9	MTMMC 211748
LL-10	MTMMC 211749
LL-11	MTMMC 211750
LL-12	MTMMC 211751
LL-13	MTMMC 211752
LL-14	MTMMC 211753
LL-15	MTMMC 211754
LL-16	MTMMC 211755
LL-17	MTMMC 211756
LL-18	MTMMC 211757
LL-19	MTMMC 211758

CLAIM NAME	BLM SERIAL NUMBER
LL-20	MTMMC 211759

Standard Creek Claim Group

Lincoln County, Montana

SC-1	MTMMC 211760
SC-2	MTMMC 211761
SC-3	MTMMC 211762
SC-4	MTMMC 211763
SC-5	MTMMC 211764
SC-6	MTMMC 211765
SC-7	MTMMC 211766
SC-8	MTMMC 211767
SC-9	MTMMC 211768
SC-10	MTMMC 211769
SC-11	MTMMC 211770
SC-12	MTMMC 211771
SC-13	MTMMC 211772
SC-14	MTMMC 211773
SC-15	MTMMC 211774
SC-16	MTMMC 211775
SC-17	MTMMC 211776
SC-18	MTMMC 211777
SC-19	MTMMC 211778

CLAIM NAME	BLM SERIAL NUMBER
SC-20	MTMMC 211779
SC-21	MTMMC 211780
SC-22	MTMMC 211781
SC-23	MTMMC 211782
SC-24	MTMMC 211783
SC-25	MTMMC 211784
SC-26	MTMMC 211785
SC-27	MTMMC 211786
SC-28	MTMMC 211787
SC-29	MTMMC 211788

Minton Pass Claim Group

Sanders County, Montana

MCP 5050	MTMMC 211434
MCP 5051	MTMMC 211435
MCP 5052	MTMMC 211436
MCP 5053	MTMMC 211437
MCP 5054	MTMMC 211438
MCP 5055	MTMMC 211439
MCP 5056	MTMMC 211440
MCP 5057	MTMMC 211441
MCP 5058	MTMMC 211442
MCP 5059	MTMMC 211443
MCP 5150	MTMMC 211444

CLAIM NAME	BLM SERIAL NUMBER
MCP 5151	MTMMC 211445
MCP 5152	MTMMC 211446
MCP 5153	MTMMC 211447
MCP 5154	MTMMC 211448
MCP 5155	MTMMC 211449
MCP 5156	MTMMC 211450
MCP 5157	MTMMC 211451
MCP 5158	MTMMC 211452
MCP 5159	MTMMC 211453

East Bull Claim Group

Lincoln County, Montana

EB-2	MTMMC 211721
EB-4	MTMMC 211722
EB-6	MTMMC 211723
EB-8	MTMMC 211724
EB-10	MTMMC 211725
EB-11	MTMMC 211726
EB-12	MTMMC 211727
EB-13	MTMMC 211728
EB-14	MTMMC 211729
EB-15	MTMMC 211730
EB-16	MTMMC 211731
EB-17	MTMMC 211732

CLAIM NAME	BLM SERIAL NUMBER
EB-18	MTMMC 211733
EB-19	MTMMC 211734
EB-20	MTMMC 211735
EB-21	MTMMC 211736
EB-23	MTMMC 211737
EB-25	MTMMC 211738
EB-27	MTMMC 211739

Exhibit 10.7

EXHIBIT "E"

JOINT OPERATING AGREEMENT

between

HECLA MINING USA, INC.

and

TIMBERLINE RESOURCES CORPORATION

Snowstorm Trend Venture
Shoshone County, Idaho

TABLE OF CONTENTS

EXHIBITS

EXHIBIT "E1":	PROPERTIES	
	Part I	Properties
	Part II	Property Agreements
	Part III	Royalties and Exceptions
	Part IV	Area of Interest
EXHIBIT "E2":	ACCOUNTING PROCEDURES	
EXHIBIT "E3":	INSURANCE	
EXHIBIT "E4":	NET PROFITS INTEREST DEFINITION	
EXHIBIT "E5":	INITIAL PROGRAM AND BUDGET	

JOINT OPERATING AGREEMENT

THIS JOINT OPERATING AGREEMENT ("Agreement") is made effective as of the ____ day of _____, 200___ (the "Effective Date"), between Hecla Mining USA, Inc., a Delaware corporation, with its principal place of business at 6500 N. Mineral Drive, Suite, 200, Coeur d'Alene, Idaho 83815-9408 ("Hecla"), and Timberline Resources Corporation, an Idaho corporation, with its principal place of business at c/o Stephen Goss, President, P.O. Box 5034, Spokane, Washington 99205 ("Timberline"). Hecla and Timberline may be referenced in this Agreement jointly as the "Parties" or singly as a "Party."

RECITALS

A.   The Parties also are parties to that certain Earn-In Agreement dated December 1, 2004 (the "Earn-In Agreement"), pursuant to which Timberline has made certain expenditures on or for the benefit of the Properties and Hecla has made certain elections, in consequence of which the Parties are executing this Agreement and, concurrently, have executed a Deed and Assignment dated as of the Effective Date (the "Deed and Assignment").

B.   Pursuant to the Deed and Assignment, the Parties now own the Properties (defined below) in the following proportions: Hecla – 51%; Timberline – 49%.

C.   Hecla and Timberline wish to participate in the exploration, evaluation, development and mining of mineral resources within the Properties, all as provided in this Agreement;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1   "Accounting Procedures" means the procedures set forth in Exhibit "E2".

1.2   "Affiliate" means any person, partnership, joint venture, limited liability company, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Participant. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

1.3   "Agreement" means this Operating Agreement, including all amendments and modifications thereof, and all schedules and exhibits, which are incorporated herein by this reference.

1.4   "Area of Interest" means the area depicted on the attached map in Exhibit "E1" - Part IV that includes a one (1) mile buffer around exterior boundaries of the Properties.

1.5   "Assets" means the Properties, Products and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

1.6   "Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program and a schedule of cash advances to be made by the Participants.

1.7   "Commercial Production" means the period of time as is specified under the Feasibility Study as constituting projected normal commercial level mining production.

1.8   "Construction" means all work that is designed to bring a Mine into production in reasonable commercial quantities, and that provides for its subsequent operation. It shall include but not be limited to engineering and design work, construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other beneficiation of Products, as well as mine expansions, ore definition and attendant activities, and related Environmental Compliance.

1.9   "Construction Program" means a Program for the performance of Construction on the Properties.

1.10   "Currency" or "$" means U.S. dollars unless otherwise stated.

1.11   "Default" means a Participant's failure to fund its Participating Interest of an approved Program and Budget after electing to do so, and/or a Participant's failure to perform any of its other obligations under this Operating Agreement.

1.12   "Development" means preparation for the removal and recovery of Products, including drilling, test mining, drifting, raising, tunneling, mucking, declining, preparing any Feasibility Study, other than the Pre-Feasibility Study, and other such work in preparation for the removal and recovery of Products on the Properties, but does not encompass, by itself, Construction and attendant activities designed to bring a Mine on any of the Properties into Production in reasonable commercial quantities, and related Environmental Compliance.

1.13   "Development Program" means a Program for the Development of the Properties

1.14   "Earn-In Agreement" shall have the meaning assigned to it in Recital A.

1.15   "Effective Date" means the date set forth in the initial paragraph of this Agreement.

1.16   "Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

1.17   "Environmental Laws" means all Laws that relate to: (a) the prevention of pollution or environmental damage; (b) the remediation of pollution or environmental damage; (c) the control of hazardous wastes; (d) the use, generation, transport, treatment, disposal, removal or recovery of Hazardous Substances or Chemical Substances, including building materials; or, (e) the protection of the environment generally; including without limitation, the Clean Air Act, as amended; the Clean Water Act, as amended; the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended; the Federal Water Pollution Control Act, as amended; the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended; the Safe Drinking Water Act, as amended; the Toxic Substance and Control Act ("TSCA"), as amended; the Superfund Amendments and Reauthorization Act of 1986, as amended; the Hazardous and the Solid Waste Amendments Act of 1984, as amended; the Oil Pollution Act of 1990, as amended; and the Emergency Planning and Community Right to Know Act ("EPCRA") 42 U.S.C.A. 11001 et seq.

1.18   "Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including but not limited to geological mapping, geochemical sampling, geophysical surveys, drilling (including additional drilling required after discovery of potentially commercial mineralization), and related Environmental Compliance.

1.19   "Exploration Area" means an area in the Area of Interest which the Management Committee has determined Exploration is warranted.

1.20   "Exploration Program" means a Program for Exploration of the Properties.

1.21   "Feasibility Study" means a study of the feasibility of developing and operating a Mine on the Properties, including an analysis of economic, geological, engineering, environmental, regulatory and other considerations, and containing the level of detail customary in the mining industry for a feasibility study presented to financial institutions for the purpose of seeking and obtaining financing for the development of a Mine.

1.22 "Governmental Authority" means any entity of or pertaining to government, including any federal, state, local, foreign, other governmental or administrative authority, agency, court, tribunal, arbitrator, commission, board or bureau.

1.23 "Hazardous Substance" means any substance that at any time shall be listed as "hazardous" or "toxic" in the regulations implementing the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") 43 U.S.C. 6901 et seq.; the Resource Conservation and Recovery Act ("RCRA") 42 U.S.C.A. 6901 et seq.; the Toxic Substances Control Act ("TSCA") 15 U.S.C.A. 2601 et seq.; or the Emergency Planning and Community Right to Know Act ("EPCRA") 42 U.S.C.A. 11001 et seq.; or that has been or shall be determined at any time by any agency or court to be a hazardous or toxic substance and/or a threat to human health and/or the environment and regulated under applicable Law.

1.24 "Initial Contribution" means that contribution each Participant has made as shown in Section 5.1.

1.25 "Joint Account" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

1.26 "Joint Property" shall mean the real and personal property to which the "Accounting Procedures" are applicable.

1.27 "Laws" means federal, state and local laws, statutes, ordinances, permits, decrees, orders, judgments, rules or regulations (including without limitation Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having appropriate jurisdiction.

1.28 "Management Committee" means the committee established under Article VII.

1.29 "Manager" means the person or entity appointed under Article VIII to manage Operations, or any successor Manager.

1.30 "Material" shall mean personal property, equipment or supplies acquired or held for use on the Joint Property.

1.31 "Mine" means the workings established and Assets acquired in order to bring the Properties or a portion thereof into Commercial Production, including, without limiting generality, development headings, plant and concentrator installations and all infrastructure, utilities, plant, housing, airport, roads and other facilities.

1.32   "Net Profits Interest" means certain amounts calculated as provided in Exhibit "E4", which may become payable to a Participant under Section 6.5.

1.33   "Non-Manager" shall mean the Participant(s), whether one or more that is/are not the Manager.

1.34   "Non-Manager Program" is a Program that is proposed by a Non-Manager Participant as set forth in Section 9.10.

1.35   "Non-Consent Program" means a Program adopted by the Management Committee to which a Participant elects not to contribute.

1.36   "Operations" means the activities carried out under this Agreement, including, without limitation, all operations necessary or proper for Exploration, Development, Construction, Production, Environmental Compliance, operation, protection and maintenance of the Joint Property.

1.37   "Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

1.38   "Participating Interest" means the percentage interest representing the interest of a Participant in Assets and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to .01, decimals of less than .005 shall be rounded down. The initial Participating Interests of the Participants are set forth in Section 6.1.

1.39   Parties" means Timberline and Hecla and any other persons or entities who become subject to its terms in accordance with the provisions hereof.

1.40   "Prime Rate" means the prime rate as listed in the Wall Street Journal (Source: Federal Reserve). Said rate may change from day to day (which quoted rate may not be the lowest rate at which a Bank loans funds).

1.41   "Production" means the mining, extracting, producing, beneficiating, handling, milling or other processing, and transportation (from the Mine to the mill, smelter or refinery) of Products, and related Environmental Compliance.

1.42   "Production Area" means the area within the Properties on which Production is occurring.

1.43   "Production Program" means a Program of Production conducted on the Properties after a Mine has achieved Commercial Production.

1.44   "Products" means all ores, minerals and mineral resources or anything else of value produced from the Properties under this Agreement.

1.45   "Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager.

1.46   "Properties" means those interests in real property and all mineral estates (and portions thereof) therein described in Exhibit "E1" and all other interests in real property within the Area of Interest which are made subject to this Agreement pursuant to Article XIII, subject to the obligations pertaining thereto under applicable law or pursuant to Property Agreements noted in Exhibit "E1".

1.47   "Property Agreements" means those leases, licenses, options, purchase and sale agreements or other instruments to which any of the Properties are held or acquired pursuant to this Agreement. Property Agreements in effect as of the date of this Agreement are described in the attached Exhibit "E1".

1.48   "Reclamation Program" means a Program in which the primary purpose is to conduct reclamation and other Environmental Compliance activities, including but not limited to reclaiming disturbed lands, water quality monitoring and treatment, if required, disposal of Assets and other attendant activities to reclaim and close a Mine on the Properties in accordance with applicable Laws and permit requirements.

1.49   "Transfer" means sell, grant, assign, lease, sublease, release, encumber, pledge or otherwise commit or dispose of.

1.50   "Venture" means the business arrangement of the Participants under this Agreement.

All words not defined herein shall first be construed as commonly used in the mining industry. If there is no such usage in the mining industry then such words shall be given its common understanding.

ARTICLE II
REPRESENTATIONS, WARRANTIES, AND CERTAIN COVENANTS;
<u>TITLE TO ASSETS</u>

2.1   <u>Capacity of Participants</u>.   Each of the Participants represents and warrants as follows:

(a)   that it is a corporation duly incorporated and in good standing in its state or jurisdiction of incorporation and that it is qualified to do business and is in good standing in those states where necessary in order to carry out the purposes of this Agreement;

(b)   that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)   that it will not breach any other agreement or arrangement by entering into or performing this Agreement; and

(d)   that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms;

2.2   <u>Additional Representations and Warranties</u>. Hecla and Timberline agree that the representations and warranties made by each of them in the Earn-In Agreement are incorporated into this Agreement in their entirety by this reference and shall be deemed to have been made again (and shall be true and correct) as of the date of this Agreement. Timberline, having had the primary responsibility for the Properties from the effective date of the Earn-In Agreement until the Effective Date of this Agreement represents to Hecla that, except as otherwise disclosed by Timberline to Hecla in writing and except for matters within the control of Hecla or its Affiliates, Timberline is unaware of any fact or circumstance arising with respect to the Properties during that time period that would make any of the representations made by Hecla materially incorrect as of the Effective Date of this Agreement. Hecla acknowledges and agrees that the activities conducted by Timberline under the Earn-In Agreement have been in compliance with the Earn-In Agreement.

2.3   <u>Manager's Representations and Warranties</u>. Hecla, as Manager, represents and warrants to Timberline that it has or will obtain the necessary labor and equipment to conduct Programs and Budgets.

2.4   <u>Record Title</u>. Record title to the Properties, and title to all other Assets, shall be held in the name of the Manager for the benefit of the Participants in proportion to their Participating

Interests as adjusted from time to time. Each Participant shall have an undivided interest in the Assets equal to its Participating Interest as adjusted from time to time.

2.5 <u>Joint Loss of Title</u>. Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Joint Account, except that all costs and losses arising out of or resulting from breach of the representations and warranties of a Participant hereunder shall be charged to that Participant.

2.6 <u>Materiality of Representations, Warranties and Certain Covenants</u>. All representations and warranties and covenants made in this Article II are material to this Joint Operating Agreement and the Parties in entering into it.

ARTICLE III
NAME, PURPOSES AND TERM

3.1 <u>General</u>. Hecla and Timberline hereby enter into this Agreement for the purposes hereinafter stated, and they agree that all of their rights and all of the Operations on or in connection with the Properties shall be subject to and governed by this Agreement.

3.2 <u>Name</u>. The name of this Venture shall be the Snowstorm Trend Venture. The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

3.3 <u>Purposes</u>. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, accomplish such purposes:

(a) to conduct Exploration on the Properties;

(b) to evaluate the possible Development and Construction of a Mine on the Properties;

(c) to engage in the Development and Construction of a Mine on the Properties;

(d) to engage in Production Operations on the Properties;

(e) to engage in the storage, or removal and storage, of Products, to the extent permitted by Article XI;

(f) to engage in Environmental Compliance, including, but not limited to, closure and reclamation of the Properties;

(g)   all improvements made and other facilities constructed by the Venture shall be exclusively for the benefit of the Venture and any use for other activities shall require appropriate compensation to the Venture; and

(h)   to perform any other lawful activity necessary, appropriate, or incidental to any of the foregoing.

3.4   Limitation. Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 3.3, and nothing in this Agreement shall be construed to enlarge such purposes.

3.5   Effective Date and Term. The term of this Agreement shall be for twenty (20) years from the Effective Date and for so long thereafter as Products are produced from any of the Properties, unless the Agreement is earlier terminated as herein provided, or extended as agreed by the Participants in writing.

ARTICLE IV
RELATIONSHIP OF THE PARTICIPANTS

4.1   No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. It is not the intention of the Participants to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein. Each Participant shall indemnify, defend and hold harmless the other Participant, its directors, officers, employees, agents and attorneys from and against any and all losses, claims, damages and liabilities (including litigation costs and attorneys' fees) arising out of any act or any assumption of liability by the indemnifying Participant, or any of its directors, officers, employees, agents and attorneys done or undertaken, or apparently done or undertaken, on behalf of the other Participant, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

4.2   Federal Tax Elections and Allocations. The Participants agree that their relationship shall not constitute a tax partnership within the meaning of Section 761(a) of the United States Internal Revenue Code of 1986, as amended.

4.3   State and Local Income Tax. The Participants also agree that, to the extent permissible under applicable law, their relationship shall be treated for state and local income tax purposes in the same manner as it is for Federal income tax purposes.

4.4   Tax Returns. Each of the Participants shall prepare and file any tax returns or other tax forms required for their interest in the Venture. Manager shall prepare and provide to the Participants on a timely basis all information necessary to enable the Participants to do so.

4.5   Other Business Opportunities. Except as expressly provided in this Agreement, (including without limitation, Section 12.5) each Participant shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either Participant, and, neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of this Agreement. Unless otherwise agreed in writing, no Participant shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

4.6   Waiver of Right to Partition. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by statute.

4.7   Transfer or Termination of Rights to Properties. Except as otherwise provided in this Agreement, neither Participant shall transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

4.8   Implied Covenants. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

4.9   Employees. Employees of the Manager are not and shall not be deemed employees of the non-managing Participant(s) or of the Venture.

ARTICLE V
CONTRIBUTIONS BY PARTICIPANTS

5.1   Initial Contributions.

(a)   Timberline will contribute its unpatented lode mining claims and other property interests set forth in Exhibit "E1"- Part I to this Joint Operating Agreement. The agreed value of Timberline's Initial Contribution under this clause (a) shall be $4,900,000.00.

(b)   Hecla will contribute its patented mining claims, real properties and other rights within the Property as well as any geologic data relevant to the Property. The specific mining claims and other property interests of Hecla within the Property are more specifically identified in Exhibit "E1" - Part I to this Joint Operating Agreement. The agreed value of Hecla's Initial Contribution under this clause (b) shall be $5,100,000.00.

5.2   Additional Cash Contributions. The Participants, subject to any election permitted by Section 6.3, shall be obligated to contribute funds to adopted Programs and Budgets in proportion to their respective Participating Interests.

ARTICLE VI
INTERESTS OF PARTICIPANTS

6.1   Initial Participating Interests. The Participants shall have the following initial Participating Interests in all Assets:

Hecla - 51%

Timberline - 49%

Unless changed pursuant to other provisions of this Agreement, all costs and liabilities incurred in the Operations shall be borne and paid, and all Assets acquired, and all Products mined in the course of Operations shall be owned by the Participants in proportion to the above-percentage Participating Interests.

6.2   Changes in Participating Interests. A Participant's Participating Interest shall be changed as follows:

(a)   Upon an election by a Participant pursuant to Section 6.3 to contribute less to an adopted Program and Budget than the percentage reflected by its Participating Interest;

(b)   In the event of default by a Participant in making its agreed upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke Section 6.4(b);

(c)   Upon reduction of Participating Interest to less than 10% under Section 6.5;

(d)   Upon restoration of a diluted Participating Interest under Section 6.7;

(e)   Pursuant to Section 9.5(a);

(f)   Transfer by a Participant of less than all its Participating Interest in compliance with Article XV; or

(g)   Acquisition of less than all of the Participating Interest of the other Participant, however arising.

In the event of changes to a Participant's Participating Interest pursuant to Section 6.2(b), (f) or (g), the deemed value of the Participants' respective initial contributions under Section 5.1 and the total of their respective contributions under Section 5.2 shall be adjusted to be consistent with the Participating Interests of the Participants resulting from those changes. Upon a restoration of a diluted Participating Interest under Section 6.7, any adjustment pursuant to the preceding sentence shall be readjusted to reflect such restoration.

6.3   Voluntary Reduction in Participation.

(a)   Pursuant to Section 9.6, a Participant may: 1) elect to limit its contributions to an adopted Program and Budget to some lesser amount than its Participating Interest share of Program expenditures; or, 2) elect to make no contribution.

(b)   If a Participant elects to contribute to an adopted Program and Budget in some amount less than its Participating Interest, or not to contribute at all, then the Participating Interest of each Participant in the Properties shall be recalculated at the time of election by dividing: 1) the sum of (i) the deemed value of the Participant's initial contribution (as the same may be adjusted pursuant to the last paragraph of Section 6.2), plus (ii) the total of the Participant's prior contributions under Section 5.2 (as the same may be adjusted pursuant to the last paragraph of Section 6.2) plus (iii) the amount, if any, which the Participant has elected to contribute to the adopted Program and Budget; by 2) the sum of (i), (ii) and (iii) above for all Participants; and then multiplying the result by one hundred. The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest.

6.4   Default in Making Contributions.

(a)   If a Participant Defaults in making a contribution or cash call required by a Program and Budget approved by Management Committee to which that Participant has elected to contribute under Sections 9.5 or 9.6, the non-defaulting Participant may advance the defaulted contribution on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in Section 10.3. The failure to repay said loan upon demand shall be a Default. Each Participant hereby grants to the other a lien upon its Participating Interest in the Properties and a security interest in its rights under this Agreement and in its Participating Interest in other Assets, Products, and the proceeds therefrom, to secure any loan made hereunder, including interest thereon, reasonable attorneys' fees and all other reasonable costs and expenses incurred in recovering the loan with interest and in enforcing such lien or security interest, or both. A non-defaulting Participant may elect the applicable remedy under this Section 6.4(a) or under 6.4(b), or, to the extent a Participant has a lien or security interest under applicable law, it shall be entitled to its rights and remedies at law and in equity. All such remedies shall be cumulative. The election of one or more remedies shall not constitute a waiver of the right to elect any other remedies. At any time at the request of any Participant, the defaulting Participant shall prepare, execute and deliver and file or record such instrument or instruments as are necessary to perfect such liens and security interests in favor of the other Participants. Each Participant hereby irrevocably appoints the others as its attorney(s)-in-fact to execute, file and record all instruments necessary to perfect or effectuate the provisions of this Section 6.4(a). Loans under this Section 6.4(a) shall bear interest at the Prime Rate.

(b)   The Participants acknowledge that if a Participant Defaults in making a contribution, or a cash call, or in repaying a loan, as required hereunder, it will be difficult to measure the damages resulting from such Default. In the event of such Default, as reasonable liquidated damages, the non-defaulting Participant may, with respect to any such Default not cured within sixty (60) days after notice to the defaulting Participant of such Default of an Exploration, Development, Construction, Production, and/or Reclamation Program and corresponding Budget(s), the non-defaulting Participant may elect to have the defaulting Participant's Participating Interest permanently reduced as provided in Section 6.3(b), and further reduced by multiplying the result by 90%. Amounts treated as a loan pursuant to Section 6.4(a) and interest thereon shall be included in the calculation of the defaulting Participant's reduced Participating Interest. The non-defaulting Participant's Participating Interest in the Area of Interest shall, at such time, become the difference between 100% and the further reduced Participating Interest. Such reductions shall be effective as of the date of the Default.

      6.5   Elimination of Minority Interest.

      (a)   Upon the reduction of a Participant's Participating Interest in the Properties to less than 10%, the Participant's Participating Interest shall be converted to a 4% Net Profits Interest in the Properties. Such Participant shall be deemed to have transferred to the remaining Participant(s) its Participating Interest pro rata. Such transfer will be without cost and free and clear of royalties, liens, or other encumbrances arising by, through or under such transferring Participant, except: 1) those contained in the Property Agreements or as may be added from time to time to Part II of Exhibit "E1", pursuant to the terms hereof; and, 2)such other interests and exceptions to which both Participants have given their written consent after the date of this Agreement. The transferring Participant shall execute and deliver all instruments as may be necessary to effect the transfer of its Participating Interest, reserving in such instruments the Net Profits Interest. The transfer under this Section 6.5(a) shall not relieve the transferring Participant of its share of liabilities to third persons including Environmental Compliance (whether such accrued before or after such transfer) arising out of Operations conducted prior to the transfer. The transferring Participant's share of such liability shall be equal to its Participating Interest at the time such liability was incurred.

      (b)   Subject to Sections 15.2(j) and 15.3, the Net Profits Interest provided under this Section 6.5 shall be freely transferable by the Participant receiving it, and it shall be binding upon and inure to the benefit of the Participants and their respective successors and assigns.

      6.6   Continuing Liabilities Upon Adjustments of Participating Interests. No reduction of a Participant's Participating Interest under this Article VI shall relieve such Participant of its share of any Environmental Compliance or other liability arising out of Operations conducted prior to such reduction, whether it accrues before or after such reduction, whether it was known or unknown at that time, and whether it becomes an enforceable right before or after such reduction. For purposes of this Article VI, such Participant's share of such liability shall be equal to its Participating Interest at the earliest time such liability, or conduct giving rise to such liability, was created or incurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free of royalties, liens or other encumbrances arising by, through or under such other Participant, other than those 1) contained in the Property Agreements or as may be added from time to time to Part II of Exhibit "E1", pursuant to the terms hereof; and, 2) such other interests and exceptions to which both Participants have given their written consent after the date of this Agreement.. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest shall be shown in the books of the Manager. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments reasonably necessary to evidence such adjustment, or to grant or confirm a Net Profits Interest arising under this Article VI, in form sufficient for recording in the jurisdiction where the Properties are located.

6.7 Expenditures Less Than Budget-Restoration of Diluted Interest. If at any time after the conclusion of a Program and Budget in which a Participant made an election under Article VI and diluted under Article VI ("Diluting Participant") and the Non-Diluting Participant or Participants expended or incurred obligations of less than eighty percent (80%) of the Budget upon which the Diluting Participant made the election under Article VI, the Manager shall, within thirty (30) days from the completion of the Program notify the Diluting Participant in writing of such circumstance. The Diluting Participant may elect, within thirty (30) days from receipt of the notice, to reimburse the Non-Diluting Participant or Participants for the Diluting Participant's proportionate share (at the Diluting Participant's former Participating Interest in the Properties to whichever such Program applied) of the actual amount expended or incurred for the Program. Such reimbursement shall restore and maintain the Participating Interest of the Diluting Participant which existed prior to the election under Article VI and dilution under Article VI. All Participants shall execute all necessary documents to effectuate the restoration of the diluted Participating Interest.

ARTICLE VII
MANAGEMENT COMMITTEE

7.1 Organization and Composition. The Participants hereby establish a Management Committee consisting of four (4) members to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two member(s) appointed by Timberline and two member(s) appointed by Hecla. Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Participant prior to the meeting at which the member is to act.

7.2   Decisions. Each Participant, acting through its appointed members, shall have one vote on the Management Committee. The votes shall be weighted according to each Participant's Participating Interest, and, all decisions shall be made by majority vote of the Participating Interests, except decisions in which unanimous approval is required under Section 9.6 or as otherwise provided in the Accounting Procedures. In the event of a deadlock on a proposed Program or on any other management matters relating to this Agreement or the Venture, Participants shall follow the Dispute Resolution procedures in Section 17.15.

7.3   Meetings.   The Management Committee shall hold regular meetings at least quarterly at a place to be designated by the Manager, or at other mutually agreed places.   The Manager shall give thirty (30) days' notice to the Participants of such regular meetings. Additionally, a Participant may call a special meeting upon fifteen (15) days' notice to the Manager and the other Participant(s). In case of an emergency, reasonable notice of a special meeting to consider the emergency matter only shall suffice. There shall be a quorum if at least one member representing each Participant is present in person or by conference telephone; provided, however, that if a quorum is not present, those members in attendance may adjourn the meeting to the same time and place seven (7) days later, and provided further that a quorum shall be deemed present at the adjourned meeting if at least one Participant is represented. Each notice of a regular meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered in any type of meeting with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within ten (10) days after the meeting.   The minutes, when signed by all Participants, shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Participants. The minutes will be deemed approved if no objections are stated by a Participant to the Manager in writing within twenty (20) days after receipt. If personnel employed in Operations are required to physically (rather than by telephone) attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs of attendance shall be paid by the Participants individually.

7.4   Action Without Meeting. In addition to or in lieu of meetings, the Management Committee may hold telephone conferences, so long as no Participant objects and all decisions are immediately confirmed in writing by the Participants.

7.5 <u>Matters Requiring Approval</u>. Except as otherwise delegated to the Manager in Section 8.2, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.


ARTICLE VIII
<u>MANAGER</u>


8.1 <u>Appointment</u>. The Participants hereby appoint Hecla as the Manager with overall management responsibility for Operations. Hecla hereby agrees to serve until it resigns or is deemed to have resigned as provided in Section 8.4.

8.2 <u>Powers and Duties of Manager</u>. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties and obligations which shall be discharged in accordance with adopted Programs and Budgets:

(a) The Manager shall manage, direct and control Operations and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article IX.

(b) The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c) The Manager shall: 1) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all circumstances; and, 2) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions. The Manager shall select and employ at competitive rates all supervision and labor necessary or appropriate to all operations hereunder. All persons employed hereunder, excluding persons covered under 8.2(i), the number thereof, their hours of labor and their compensation shall be determined by the Manager.

(d) The Manager shall: 1) make or arrange for all payments required by leases, subleases, surface use agreements, licenses, permits, contracts, Property Agreements and other agreements related to the Assets and Properties; 2) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income; and, 3) do all other acts reasonably necessary to maintain the unencumbered title to and good condition of the Assets and the Properties. The Manager shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets and Properties to be lost as the result of the nonpayment of any taxes, assessments or like charges.

(e)   The Manager shall: 1) apply for all necessary permits, licenses and approvals; 2) comply with applicable federal, state and local laws and regulations; 3) notify promptly the Management Committee of any allegations of substantial violation thereof; and, 4) prepare and file all reports or notices required for Operations. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager's good faith efforts to comply, and the Manager has timely cured or disposed of such violation through performance, or payment of fines and penalties.

(f)   The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. Manager shall bring to the attention of the Management Committee all such actions. The Non-Managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of $100,000 in cash or value, unless part of an approved Program and Budget, or as otherwise approved by the Management Committee.

(g)   The Manager shall provide insurance for the benefit of the Participants as provided in Exhibit "E3".

(h)   The Manager may dispose of Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article XIV. However, without prior authorization from the Management Committee, the Manager shall not: 1) dispose of Assets in any one transaction having a value in excess of fifty thousand dollars ($50,000.00); 2) except as permitted in Section 11.3, enter into any sales contracts or commitments for Product; 3) begin a liquidation of the Venture; or, 4) dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Venture.

(i)   The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors, but shall nevertheless remain responsible to the Participant(s) for the proper carrying out of such responsibilities.

(j)   The Manager shall perform or cause to be performed during the term of this Agreement all assessment and other work and/or pay fees or rental payments required by law in order to maintain any unpatented mining claims that are included in the Properties in good standing. The Manager shall have the obligation to perform any assessment work pursuant to a common plan of Exploration, Development, Construction, Operating or Reclamation, and continued actual occupancy of such claims and sites shall not be required. The Manager shall not be liable on account of any determination by any court or governmental agency that work performed by the Manager does not constitute required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that any work done is in accordance with the adopted Program and Budget. The Manager shall timely record and file with the appropriate United States agency and the appropriate state and county offices, affidavits in proper form attesting to the performance of assessment work or notices of intent to hold in proper form, and allocating therein, to or for the benefit of each claim, at least any minimum amount, if any, required by law to maintain such claim or site.

(k)   If authorized by the Management Committee, the Manager may: 1) locate, amend or relocate any unpatented mining claim or mill site or tunnel site; 2) locate any fractions resulting from such amendment or relocation; 3) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites; 4) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby; 5) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby; 6) exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground; and 7) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal law hereafter enacted.

(l)   The Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry.

(m)   At all reasonable times, the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to, and the right to inspect, audit and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other information acquired in Operations; such information will be provided to the Management Committee at the cost of the Venture and if additional copies are required by a Participant, they will be paid for by that Participant. In addition, the Manager shall allow the non-managing Participant, at the latter's sole risk and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not interfere with Operations.

(n)   The Manager shall prepare or have prepared and submit to the Management Committee an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations. The Environmental Compliance plan shall contain a description and analysis of the methods and costs and all other relevant aspects of such Environmental Compliance, the purpose of which shall be to establish a fund to finance costs and expense anticipated to be incurred in connection with the Environmental Compliance (including, but not limited to, satisfaction of the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance). To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations. The Management Committee shall determine, based upon the Environmental Compliance Plan, the total cost, including capital budget, which the Management Committee reasonably estimates will be required to implement the Environmental Compliance plan, including a schedule of the timing of the capital requirements for such purpose, and shall promptly establish a reclamation fund to meet such capital requirements and any bonding or financial assurance requirements. The Environmental Compliance fund shall be funded by contribution of the Participants, in proportion to their Participating Interest in the Properties to which the Environmental Compliance fund relates, in such amounts and at such times as the Management Committee shall determine. The amounts determined by the Management Committee for purposes of funding the Environmental Compliance fund shall be included in the applicable Programs and Budgets for the related periods. Manager may withhold a portion of proceeds from sale of Products in an amount sufficient to meet expected Environmental Compliance expenditures as approved by the Management Committee.   Any unused portion of the Environmental Compliance fund remaining after reclamation of the Properties to which the Environmental Compliance fund relates shall be distributed to the Participants in the same proportion as their respective contributions to the Environmental Compliance fund; provided, however, that a Participant's right to such distribution, if any, shall only apply so long as the Participant retains a Participating Interest in the Properties to which the Environmental Compliance fund relates.

(o)   The Environmental Compliance funds provided for in Section 6.2(n) shall be deposited into an Environmental Compliance Fund to be maintained by the Manager in a separate, interest-bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee. Such funds shall be used solely for Environmental Compliance and Continuing Obligations, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements.

(p)   The Manager may conduct environmental audits or reviews on an annual or as needed basis, and the cost and expense of such audits or reviews shall be charged to the joint account and shall be borne by the Participants proportionately based on their Participating Interest at the time of the audit or review, so long as the audits or reviews are part of an approved Program and Budget.

(q)   Manager shall make withholdings from payments to Participants that are required by applicable law.

(r)   If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no more favorable to the Affiliate than would be the case with unrelated persons in an arms-length transaction.

(s)   The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing including the arrangement of any additional debt financing and security documentation which the Management Committee may determine is necessary or desirable to complete a Construction Program and to provide reasonable completion guarantees respecting a Construction Program to any lender which makes such guarantees a condition to lending of funds to a Participant.

The Manager shall not be in default of any duty under this Section 8.2 if its failure to perform results from the failure in whole or in part of the Non-Manager Participant(s) to perform acts or to contribute amounts required of it by this Agreement.

8.3   Standard of Care. The Manager shall conduct all Operations in a good, workmanlike, safe and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of leases, subleases, licenses, permits, plans of operation, contracts and other agreements pertaining to Assets and Properties. The Manager shall not be liable to any Non-Manager Participant or to the Venture for any act or omission resulting in damage or loss to the Venture except to the extent caused by or attributable to the Manager's willful misconduct, bad faith, or gross negligence.

8.4   Resignation; Deemed Offer to Resign. The Manager may resign upon ninety (90) days' prior notice to the other Participant(s), in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within thirty (30) days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within ninety (90) days following such deemed offer:

(a)   The Participating Interest of the Manager becomes more than ten percent (10%) less than the Participating Interest held by the other Participant, or if there are more than two Participants, more than ten percent (10%) less than the Participating Interest held by any one of the other Participants; or

(b)   The Manager fails to perform or in good faith commence a material obligation imposed upon it under this Agreement and action to cure said failure immediately upon becoming aware of it or upon receipt of notice from the other Participant but if such matter is disputed as not being a material obligation then if curing same is not initiated within two (2) days after resolution of a dispute in favor of the Non-Manager Participant; or

(c)   The Manager fails to pay or contest in good faith its bills within thirty (30) days after they are due; or

(d)   A receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within ten (10) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

(e)   The Manager fails to pay its or Venture debts as such debts become due; or

(f)   Entry is made against the Manager of a judgment, decree or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

8.5   Payments to Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure.

8.6   Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms to the Venture in accordance with the Accounting Procedure.

ARTICLE IX
PROGRAMS AND BUDGETS

9.1   Operations Pursuant to Programs and Budgets. Except as set forth in Sections 9.8 and 9.9, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets. Five general types of Programs may be proposed: Exploration, Development, Construction, Production and Reclamation Programs.

9.2   [Intentionally left blank.]

9.3   Preparation, Presentation and Content of Programs and Budgets.

(a)   Content of Programs. Proposed Programs and Budgets shall be prepared by the Manager. Each Program shall be accompanied by and include a corresponding Budget and shall designate precisely the area on which Operations are to be performed, describe work to be performed, and state the estimated period of time required to perform the work. Each Program shall state whether it is an Exploration Program, Development Program, Construction Program, Operating Program or Reclamation Program.

(b)   Content of Budgets. Each Budget shall be prepared in reasonable detail and shall set forth each expenditure of fifty thousand dollars ($50,000.00) or more for a budgeted item which, under generally accepted accounting treatment, would be capitalized. Each Budget for an Exploration Program, as near as is practicable, shall show the estimated expenditures for each calendar quarter covered by the Budget period. Each Budget for any Development, Construction, Operating or Reclamation Program, as near as is practicable, shall show the estimated expenditures for each month covered by the Budget period.

(c)   Initial Program and Budget. Manager shall prepare the Initial Program and Budget for review by the Participants within ninety (90) days after the Effective Date. The Initial Program and Budget shall take into consideration the Phase II Exploration Program prepared under the Earn-In Agreement. When approved by the Management Committee in accordance with Section 9.4, the Initial Program and Budget shall be attached as Exhibit "E5" to this Agreement and shall be performed by Manager in accordance with the terms of this Agreement.

(d)   Duration. An Exploration Program and Budget is anticipated to be for a period of one (1) calendar year from date of commencement. A Development or Construction or Reclamation or Production Program and Budget is anticipated to extend for a period of at least one (1) year, but may extend for such longer periods as is reasonably necessary to complete the Program but in no case longer than three (3) years. No more than two (2) Programs will be carried out at a time within the Properties unless there is unanimous approval by the Management Committee.

(e)   Review. Each adopted Program and Budget, regardless of length, shall be reviewed at least once a year at a regular meeting of the Management Committee. During the period encompassed by any Program and Budget, and at least two (2) months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants.

9.4   Submission and Approval of Proposed Programs and Budgets.

(a)   Submission of Manager's Program and Budget. Within thirty (30) days after Manager submits a proposed Program and Budget to the Management Committee, the non-managing Participant shall submit to the Management Committee:

1)   Notice that the non-managing Participant approves of the Program and Budget; or

2)   Proposed modifications of the proposed Program and Budget, which shall include detailed specific objections regarding the proposed Program and Budget.

If a non-managing Participant fails to give either of the foregoing responses within the allotted time, the failure shall be deemed an approval by the non-managing Participant of the Manager's proposed Program and Budget. If a non-managing Participant makes a timely submission to the Management Committee pursuant to Section 9.4(a)(ii), then the Management Committee shall within the following thirty (30) days meet to consider the proposed Program and Budget and proposed modifications. At that meeting, the Management Committee shall seek to develop a Program and

Budget acceptable to both the Participants. Failing approval by the Management Committee, the Parties shall follow the dispute resolution procedures set forth in Section 17.15.

(b)   Feasibility Study.   Any Participant may propose to the Management Committee at any time that a Feasibility Study, evaluating the feasibility of opening or expanding a mine on a particular area of the Properties be conducted on behalf of the Venture.   If the Management Committee does not approve of the preparation of such Feasibility Study, then the Participant proposing it may cause such Feasibility Study to be prepared at its sole expense. Promptly upon completion of the Feasibility Study, the Participant preparing it shall present it to the Management Committee for evaluation.   If a Construction Program is then adopted by the Management Committee, based primarily on the Feasibility Study, any Participant that did not contribute to the costs of preparing the Feasibility Study, shall either reimburse the Participant who prepared the Feasibility Study in proportion to the Participating Interest of the non-preparing Participant plus an additional penalty of fifteen percent (15%) of the amount of such reimbursement, or be diluted in accordance with Section 6.3(b).

9.5   Election to Participate.

(a)   Deadline for Election. By notice to the Management Committee within sixty (60) days after the adoption of a Program and Budget for any Program except a Construction Program for which the time shall be one hundred twenty (120) days, a Participant may elect to contribute to such Program and Budget in some lesser amount than its Participating Interest, or not to contribute at all, in which cases its Participating Interest shall be recalculated as provided in Section 6.3, or the Participant not contributing to its full interest can request from the other Participant(s) that its contribution short-fall be financed (i.e., carried) through the other Participants. Nothing herein shall be interpreted or construed to require one Participant to finance or "carry" another Participant's contribution. If a Participant fails to make such an election within the sixty (60) (excepting for a Construction Program which is one hundred and twenty (120) days), the Participant shall be deemed to have elected not to contribute to such Program and Budget in proportion to its Participating Interest as of the beginning of the period covered by the Program and Budget.

(b)   Contributions Schedule. Contributions for an Exploration Program shall be made at the beginning of each calendar quarter of the Budget period.   Contributions for a Development, Construction, Operating or Reclamation Program shall be made at the beginning of each month of the Budget period. An election to contribute to a Program may not be changed or modified as to a Participant's percentage contribution during the course of the Program. The Manager will not commence any Program until its Budget has been fully committed to by one or more Participants.

9.6   Votes Required for Approval. The Program and Budget may be adopted in whole or in part as follows:

(a)   Production Budgets and Reclamation Budgets. Production Budgets and/or Reclamation Budgets, shall be adopted by the favorable vote of the Participants representing a majority of the Participating Interests.

(b)   Construction or Development Budgets. Construction or Development Budgets may be proposed for a single year or multiple years. In each year for which a vote on a Construction or Development Budget is required, all proposed expenditures for Construction or Development for that year and the amount of a multiple year Construction or Development Budgets will be aggregated in a single Construction or Development Budget for purposes of determining the vote required to adopt the proposed single year Construction or Development Budget for that year.

1)   For any single year in which the aggregate of all Construction or Development is $10 million or less, a favorable vote of the Participant or Participants representing a majority of the Participating Interests shall be required to adopt a Construction or Development Budget;

2)   For any single year in which the aggregate of all Construction or Development Budgets is more than $10 million, a unanimous favorable vote of all Participants shall be required to adopt a Construction or Development Budget;

3)   For any multiple year Construction or Development Budget that is $10 million or less in any single year and is $25 million or less in the aggregate, a favorable vote of the Participant or Participants representing a majority of the Participating Interests shall be required to adopt the Construction or Development Budget; and

4)   For any multiple year Construction or Development Budget of more than $10 million in any single year or more than $25 million in the aggregate, a unanimous favorable vote of all Participants shall be required to adopt the multiple year Construction or Development Budget.

(c)   Exploration Budgets. Exploration Budgets for Exploration within the Area of Interest of $1.5 million or less shall be adopted by the favorable vote of the Participant or Participants representing a majority of the Participating Interests. Exploration Budgets for Exploration within the Area of Interest of more than $1.5 million require a unanimous favorable vote of all Participants for adoption.

(d)   Indexing of Budgetary Limits. The budgetary limits set out in Sections 9.6(a), (b) and (c) shall be indexed upwards or downwards by multiplying each amount by a fraction, the numerator of which is the latest available Producers Price – All Commodities Index and the denominator of which is the most recently available Producers Price – All Commodities Index as of December 1, 2004.

9.7   Budget Overruns; Program Changes. The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds an adopted Budget by more than ten percent (10%), then the excess over ten percent (10%), unless directly caused by an emergency expenditure made pursuant to Section 9.8, due to unforeseen events beyond the reasonable control of the Manager, or unless otherwise authorized by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests. Budget overruns of ten percent (10%) or less shall be borne by the Participants in proportion to their respective Participating Interests as of the time the overrun occurs.

9.8   Emergency Expenditures. In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Assets or to comply with law or government regulation. The Manager shall promptly notify the Participants of the emergency expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests at the time the emergency expenditures are incurred.

9.9   Interim Program and Budget. If the Management Committee for any reason has failed to adopt a Program and Budget to succeed an expiring or completed prior Program and Budget, the Manager shall continue operations at levels necessary to maintain the Assets and to comply with any and all legal obligations of the Venture.

9.10   Non-Manager Programs

(a)   In the case (and only in the case) of low activity or inactivity by the Manager (i.e., total ongoing approved Programs and Budgets below $1 million per calendar year), Non-Manager may prepare for review and submit to the Management Committee and the Manager, pursuant to the procedures and timing set forth in Section 9.4, a Program and Budget proposing

Exploration, Development, Construction, Production or Reclamation to be conducted on any portion of the Properties which is not, at the time of such Non-Manager Program, subject to an existing or proposed Manager Program. The Program and Budget shall comply with the requirements of Section 9.3. The Non-Manager shall first comply with the provisions of Section 9.4(a) concerning submission to and approval by the Management Committee of the Non-Manager's Program.

(b)   If the Manager and/or Management Committee propose a modification to such Non-Manager Program, the Manager and the Non-Manager shall seek for a period not to exceed thirty (30) days to develop a revised Non-Manager Program acceptable to the Manager and the Non-Manager.

(c)   By notice to the Non-Manager forty-five (45) days after the later of the date of the meeting of the Management Committee at which a Non-Manager Program is approved or the end of any period during which the Management Committee seeks to develop a revised Non-Manager Program, the Manager shall:

1) Advise the Non-Manager that it approves and elects to participate in such Non-Manager Program, with any revisions agreed to by the Manager and the Non-Manager;

2) Advise the Non-Manager that it elects to contribute in some lesser amount than its Participating Interest, or not at all to such Non-Manager Program, with any revisions agreed to by the Manager and the Non-Manager or;

3) Advise the Non-Manager if such Non-Manager Program would interfere with existing or proposed Programs.

(d)   If the Manager fails timely to make an election under Section 9.10(c), it shall be deemed to have elected not to contribute to such Non-Manager Program. If the Manager elects to participate in a Non-Manager Program, the Manager shall act as Manager of the Program, the Participants shall contribute to such Non-Manager Program in proportion to their respective Participating Interests and such Non-Manager Program shall be treated for all purposes of this Agreement as an adopted Program and Budget.

(e)   If the Manager elects to contribute to such Non-Manager Program in some lesser amount than its Participating Interest, or not at all, the Non-Manager shall be deemed appointed Manager of the Non-Manager Program, the Manager's Participating Interest shall be recalculated as provided in Section 6.3 and the Non-Manager shall have the deciding vote on all deadlocked decisions of the Management Committee relating to such Non-Manager Program as long as it remains Manager thereof, notwithstanding the fact that the Manager may have a greater Participating Interest.

(f)   If the Manager advises the Non-Manager that such Non-Manager Program would interfere with existing or proposed Programs, such Non-Manager Program shall be deemed withdrawn, subject to the Non-Manager's right to re-submit, such Non-Manager Program at such time as it would not interfere with existing or proposed Programs. Notwithstanding the foregoing, if the Non-Manager disputes such interference, the Parties shall follow the dispute resolution procedures set forth in Section 17.15, and, if it is resolved that the Non-Manager Program will not interfere with existing or proposed Programs, then the Non-Manager shall have the right to conduct the Non-Manager Program and the Manager shall be deemed to have elected not to participate in the Non-Manager Program.

ARTICLE X
ACCOUNTS AND SETTLEMENTS

10.1   Monthly Statements. Within fifteen (15) days after the end of each calendar month, the Manager shall submit to the Management Committee monthly statements of accounts reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month.

10.2   Cash Calls. The Manager shall submit to each Participant prior to the last day of each month, a billing for estimated cash requirements for the next month on the basis of the adopted Program and Budget. Within ten (10) days after receipt of each billing, each Participant shall advance to the Manager its proportionate share of the estimated amount. Time is of the essence of payment of such billings. The Manager may maintain a cash balance approximately equal to the rate of disbursement for up to sixty (60) days and shall promptly distribute to the Participants any funds in excess of that amount. All funds retained by the Manager in excess of immediate cash requirements shall be invested in interest-bearing accounts in a bank to be selected by the Manager, for the benefit of the Joint Account.

10.3   Failure to Meet Cash Calls. A Participant that fails to meet cash calls in the amount and at the times specified in Section 10.2 shall be in Default, and the amounts of the Defaulted cash call shall bear interest from the date due at an annual rate equal to five (5) percentage points over the Prime Rate, but in no event shall said rate of interest exceed the maximum permitted by law. The non-Defaulting Participant shall have those rights, remedies and elections specified in Section 6.4.

10.4   Audits.   Upon request made by any Participant within twelve (12) months following the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within twelve (12) months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period).   All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report.   Failure to make any such exception or claim within the three-month period shall mean the audit is correct and binding upon the Participants.   The audits shall be conducted by a firm of certified or chartered public accountants selected by the Manager, unless otherwise agreed by the Management Committee.

ARTICLE XI
DISPOSITION OF PRODUCTION

11.1   Taking in Kind.   Unless otherwise provided herein, each Participant thereto owning a Participating Interest shall on a monthly basis, take in kind or separately dispose of its share of the Products in the form of doré or refined metal produced from the Properties.   That share shall be defined by the Participant's Participating Interest in the Products.   Risk of loss of any Products held for each Participant's respective account shall be borne by such Participant, provided that such loss is not caused by the Manager's gross negligence, intentional misconduct or bad faith.   Any extra expenditure incurred in the taking in kind of separate disposition by any Participant of its Participating Interest in Products shall be borne by such Participant.   Each Participant shall take possession of such Products at the mine site or the depository where held after all processing, smelting and/or refining of the Products is completed, and will thereafter bear the responsibilities and costs of transportation, security and related expenses, and shall, at its own expense, construct, operate and maintain any facilities necessary to receive, store and dispose of its share of production.

11.2   Failure to Take in Kind. If a Participant fails to take in kind or separately dispose of its share of Products as required by Section 11.1 after ten (10) days' notice by the Manager, the Manager may either (a) charge the delinquent Participant 110% of the cost and expense of storing such Products; or (b) act as the delinquent Participant's agent to have an independent contractor remove the Products and store them for the delinquent Participant's account; or (c) purchase, for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year, the Participant's share of Products or sell such share as agent for the Participant on terms no less favorable than the prevailing market price in the area and credit such Participant's account with the proceeds therefrom. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind. The Manager shall be entitled to deduct from the proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

11.3   Sale of Products. Each Participant hereby authorizes the Manager to negotiate on its behalf the terms of any marketing, smelting or refining agreement recommended to the Management Committee by the Manager. Such authority shall continue until revoked by written notice delivered to the Manager. Notwithstanding the foregoing, (a) each Participant shall be responsible for approving the final terms of any such agreement and shall execute the same on its own behalf; (b) each Participant shall continue to have the right to take its share of production in kind as provided in this Article XI.

ARTICLE XII
WITHDRAWAL AND TERMINATION

12.1   Termination by Expiration or Agreement. This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement.

12.2   Withdrawal.

(a)   A Participant may elect to withdraw as a Participant by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program and Budget, or at least thirty (30) days after the date of the notice.

(b)   A Participant that allows its Participating Interest in the Properties to be reduced to less than ten percent (10%) under Section 6.5 will be deemed to have withdrawn from the entire Properties.

(c)   In the event that upon a withdrawal by a Participant, there is only one (1) remaining Participant, this Agreement shall terminate; otherwise, this Agreement shall remain in effect between the remaining Participants.

(d)   Upon withdrawal of a Participant, the withdrawing Participant shall be deemed to have transferred to the remaining Participant(s) its Participating Interest, without cost and free and clear of royalties, liens or other encumbrances arising by, through or under such withdrawing Participant, except those royalties and other exceptions to title described in the Property Agreements and Section 6.5, and those other interests and exceptions to which both Participants have given their written consent after the date of this Agreement. The withdrawing Participant shall execute and deliver all instruments as may be necessary to effect the transfer of its Participating Interest. Any withdrawal under this Section 12.2 shall not relieve the withdrawing Participant of its share of liabilities to third persons (whether such accrues before or after such withdrawal) arising out of Operations conducted hereunder prior to such withdrawal. For purposes of this Section 12.2, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability was created or incurred.

12.3   Continuing Obligations. On termination of this Agreement under Section 12.1, the Participants shall remain liable for continuing obligations hereunder until final settlement of all accounts. Such continuing obligations include liability for all amounts chargeable with respect to any Budget to which the withdrawing Participant is committed, including costs incurred pursuant to such Budget after the effective date of withdrawal but not in excess of the most recent cost estimates committed to, or approved by, such withdrawing Participant. The withdrawing Participant shall also remain liable for any liability arising out of Operations which accrues before withdrawal, including Environmental Compliance.

12.4   Disposition of Assets on Termination. Promptly after termination of this Agreement under Section 12.1, the Manager shall take all action necessary to wind up the activities of the Venture, and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture. The Assets shall first be paid, applied, or distributed in satisfaction of all liabilities of the Venture to third parties and then to satisfy any debts, obligations or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts that, in the Manager's reasonable judgment, are necessary to discharge continuing obligations or to purchase for the account of Participants, bonds or other securities for the performance of such obligations. The foregoing shall not be construed to include the repayment of any Participant's capital contributions or Capital Account balance. Thereafter, any remaining cash and all other Assets shall be distributed (in undivided interests unless otherwise agreed) to the Participants. No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest has been terminated pursuant to this Agreement.

12.5   Transfer Covenants. A Participant that withdraws pursuant to Section 12.2, is a "withdrawing Participant" as the term is used in this Section. If a withdrawing Participant, or the Affiliate of a withdrawing Participant, acquires any interest from a third party within the Area of Interest for twelve (12) months after the effective date of withdrawal, such withdrawing Participant or Affiliate shall be obligated to offer to convey to the non-withdrawing Participant, at cost, any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within forty-five (45) days after it receives the offer.

12.6   Right to Data After Termination. After termination of this Agreement pursuant to Section 12.1, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it, but a Participant shall not be entitled to any such information acquired or developed after that date. The requesting Participant shall bear all costs and expenses incurred in copying such information.

12.7   Continuing Authority. On termination of this Agreement under Section 12.1 or the withdrawal of a Participant pursuant to Section 12.2, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to: (a) wind up Operations; and, (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE XIII
AREA OF INTEREST

13.1   General. Any interest or right to acquire any interest in real property (or mineral estate therein) within the Area of Interest acquired during the term of this Agreement by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Article.

13.2   Notice to Nonacquiring Participant. Within thirty (30) days after the acquisition of any interest or the right to acquire any interest in real property wholly or partially within the Area of

Interest (except real property acquired by the Manager pursuant to a Program), the acquiring Participant shall notify the other Participant of such acquisition. The acquiring Participant's notice shall describe in detail the acquisition, the lands and minerals covered thereby, the cost thereof, committed work expenditures and reclamation obligations, and the reasons why the acquiring Participant believes that the acquisition of the interest is in the best interests of the Participants under this Agreement. In addition to such notice, the acquiring Participant shall provide the non-acquiring Participant with copies of all instruments documenting the acquisition, and shall keep any and all other information concerning the acquired interest available for inspection by the other Participant.

13.3   Option Exercised.   If, within thirty (30) days after receiving the acquiring Participant's notice, the other Participant notifies the acquiring Participant of its election to accept a Participating Interest in the acquired interest the acquiring Participant shall convey to the other Participant, by appropriate conveyance, such a proportionate undivided interest therein.   The acquired interest shall become a part of the Properties for all purposes of this Agreement immediately upon the notice of such other Participant's election to accept the proportionate interest therein. Such other Participant shall promptly pay to the acquiring Participant its proportionate share of the latter's actual out-of-pocket acquisition costs, including the value of any shares or other securities issued therefore.

13.4   Option Not Exercised.   If the other Participant does not give such notice within the thirty (30) day period set forth in Section 13.3, it shall have no interest in the acquired interest, and the acquired interest shall not be a part of the Properties or be subject to this Agreement.

ARTICLE XIV
ABANDONMENT AND SURRENDER OF PROPERTIES

14.1   Surrender or Abandonment of Property.   The Management Committee may authorize the Manager to surrender or abandon part or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall transfer to the objecting Participant, by appropriate conveyance and without cost to the surrendering Participant, all of the surrendering Participant's interest in such Property to be abandoned or surrendered, and the abandoned or surrendered Property shall cease to be part of the Properties. If Properties to be abandoned or surrendered are included in a mining lease or sublease, abandonment shall be conducted in accordance with and only to the extent permitted by any appurtenant mining lease or sublease. Any Transfer under this Section 14.1 shall not relieve the transferring Participant of its share of liabilities to third persons arising out of Operations conducted prior to such Transfer. Any assignment of an interest in part of the Properties pursuant to this Section 14.1 shall not reduce or change the transferor's Participating Interest.

14.2   Reacquisition. If any Properties are abandoned or surrendered under the provisions of this Article XIV, then, unless this Agreement is earlier terminated, neither Participant nor any Affiliate thereof shall acquire any interest in such Properties or a right to acquire such Properties for a period of two (2) years following the date of such abandonment or surrender. If a Participant reacquires any Properties in violation of this Section 14.2, the other Participant may elect by notice to the reacquiring Participant within forty-five (45) days after it has actual notice of such reacquisition, to have such properties conveyed to it. In the event such an election is made, the reacquired properties shall thereafter be treated as Properties, and the costs of reacquisition shall be borne solely by the reacquiring Participant and such costs shall not be included for purposes of calculating the Participants' respective Participating Interests.

ARTICLE XV
TRANSFER OF INTEREST

15.1   General. Subject to the terms of any appurtenant leases or subleases, a Participant shall have the right to Transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest solely as provided in this Article XV.

15.2   Limitations on Free Transferability. The Transfer right of a Participant(s) in Section 15.1 shall be subject to the following terms and conditions:

(a)   No transferee of all or any part of the interest of a Participant in this Agreement, or any Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer, and except as provided in Sections 15.2(g) and 15.2(h), the transferee, as of the effective date of the Transfer, has committed in writing to be bound by this Agreement to the same extent as the Transferring Participant;

(b)　　No Participant, without the consent of the other Participant, shall make a Transfer which shall create a tax partnership prohibited by the provisions of Section 4.2; or prohibit or limit the Venture under then applicable law from obtaining, amending, revising, renewing or maintaining in good standing any permits or approvals necessary to conduct operations.

(c)　　No Transfer permitted by this Article XV shall relieve the transferring Participant of its share of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer;

(d)　　The transferring Participant and the transferee shall bear all tax consequences of the Transfer;

(e)　　In the event of a Transfer of less than all of a Participating Interest, the Transferring Participant and its Transferee shall act and be treated as one Participant and in such event the Transferring Participant and its Transferee are jointly and severally liable to the other Participants;

(f)　　No Participant shall Transfer any interest in this Agreement or the Assets except by Transfer of part or all of its Participating Interest;

(g)　　If the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of any interest in this Agreement, any Participating Interest to secure a loan or other indebtedness of a Participant in a bona fide transaction, such security interest shall be subject to the terms of this Agreement and the rights and interests of the other Participant hereunder. Upon any foreclosure or other enforcement of rights in the security interest the acquiring third party shall be deemed to have assumed the position of the encumbering Participant with respect to this Agreement and the other Participant, and it shall comply with and be bound by the terms and conditions of this Agreement;

(h)　　If a sale or other commitment or disposition of Products or proceeds from the sale of Products by a Participant upon distribution to it pursuant to Article XI creates in a third party a security interest in Products or proceeds therefrom prior to such distribution, such sales, commitment or disposition shall be subject to the terms and conditions of this Agreement;

(i)　　Only consideration which can be reasonably valued or expressed in United States currency shall be used for Transfers for consideration; and

(j)   Regardless of the number of Transfers, the total Net Profits Interest available to be divided among all non-Participants pursuant to Section 6.4(b) or 6.5 hereof shall not exceed the Net Profits Interest percentage determined under Section 6.5 at the time of its creation.

15.3   Preemptive Right. Except as otherwise provided in Section 15.4, if a Participant desires to Transfer all or any part of its interest in this Agreement or its Participating Interest, the other Participant shall have a preemptive right to acquire such interests as provided in this Section 15.3.

(a)   A Participant intending to Transfer all or any part of its Participating Interest shall promptly notify the other Participant of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of an offer or contract for sale to the other Participant. If the offer consideration includes or contemplates other than U.S. currency such consideration shall be valued and expressed in U.S. currency on a reasonable basis for purposes hereof. The other Participant shall have sixty (60) days from the date such notice is delivered to notify the transferring Participant whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to the transferring Participant.

(b)   If the other Participant fails to so elect within the period provided for in Section 15.3(a), the transferring Participant shall have ninety (90) days following the expiration of such period to consummate the proposed Transfer at a price and on terms no less favorable than those offered by the Transferring Participant to the other Participant in the notice required in Section 15.3(a).

(c)   If the Transferring Participant fails to consummate the proposed Transfer within the period set forth in Section 15.3(b), the preemptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 15.3.

15.4   Exceptions to Preemptive Right. Section 15.3 shall not apply to the following:

(a)   Transfer by a Participant of all or any part of its Participating Interest to an Affiliate provided that if the Transferee ceases to be an Affiliate it shall be required to offer to sell such Participating Interest to the other Participant in accordance with Section 15.3 at a price equal to the fair market value of such Participating Interest as determined by an independent appraiser agreed to by the Participants;

(b)   Incorporation of a Participant, or corporate merger, consolidation, amalgamation or reorganization of a Participant by which the surviving entity shall possess substantially all of the equity interest holders or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

(c)   The grant by a Participant of a security interest in any interest in this Agreement, any Participating Interest by bona fide third-party mortgage, deed of trust, pledge, lien or other encumbrance made subject to the terms hereof;

(d)   A sale or other commitment or disposition of Products or proceeds from sale of Products by a Participant upon distribution to it pursuant to Article XI.

ARTICLE XVI
CONFIDENTIALITY

16.1   General.   The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Participants and, except as provided in Section 16.2, shall not be disclosed to any third party or the public without the prior written consent of the other Participant, which consent shall not be unreasonably withheld.

16.2   Exceptions.   The consent required by Section 16.1 shall not apply to a disclosure:

(a)   To an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed;

(b)   To any third party to whom the disclosing Participant contemplates a Transfer of all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets; or

(c)   To a governmental agency or to the public which the disclosing Participant believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

In any case to which this Section 16.2 is applicable, the disclosing Participant shall give notice to the other Participant concurrently with the making of such disclosure. As to any disclosure pursuant to Section 16.2(a) or (b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Participants are obligated under this Article XVI.

16.3   Press Releases. The Parties shall consult with each other for a reasonable period of time before issuing any press release or public statement with respect to the Properties. Neither Party nor their respective Affiliates shall issue any press release or public statement mentioning the name of the other or of any entity related to the other without the other Party's prior written approval (which approval shall not be unreasonably withheld) except as required on advice of counsel, by any law or by the rules of any exchange on which the securities of such Party are listed.

16.4   Duration of Confidentiality. The provisions of this Article XVI shall apply during the term of this Agreement and for one (1) year following termination of this Agreement pursuant to Section 12.1, and shall continue to apply to any Participant who withdraws, who is deemed to have withdrawn, or who Transfers its Participating Interest, for two (2) years following the date of such occurrence.

ARTICLE XVII
GENERAL PROVISIONS

17.1   Notices.   All notices, waivers, payments and other required communications ("Notices") to the Participants shall be in writing, and shall be addressed respectively as follows:

To: Hecla Mining USA, Inc.   *To:*   Timberline Resources Corporation
         Attn: Ron Clayton   Attn: Stephen Goss, President
         VP-North American Operations   P.O. Box 5034
         6500 N. Mineral Drive, Suite 200   Spokane, WA 99205
         Coeur d'Alene, Idaho 83815-9408   Telephone: (509) 747-5225
         Telephone: (208) 769-4100   Facsimile: (509) 747-5250
         Facsimile: (208) 769-7612

All Notices shall be given 1) by personal delivery or courier to the Participant if delivered during normal business hours; or, 2) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested; or, 3) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered 1) if by personal delivery or courier on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery; 2) if by electronic communication on the next business day following receipt of the electronic communication; and, 3) if solely by mail on the next business day after actual receipt. A Participant may change its address by Notice to the other Participant.

17.2   Waiver. The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

17.3   Modification. No modification of this Agreement shall be valid unless made in writing and duly executed by the Parties.

17.4   Force Majeure. Except for any obligation to make payments when due hereunder and except for matters arising out of a Party's lack of funds, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization, including access and occupancy rights from surface owners, curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefore, and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible.

Commercial frustration, commercial impracticability or the occurrence of unforeseen events rendering performance hereunder uneconomical shall not constitute an excuse of performance of any obligation imposed hereunder.

17.5   Governing Law.   This Agreement shall be governed by and interpreted in accordance with the laws of the State of Idaho, except for its rules pertaining to conflicts of laws.

17.6   Rule Against Perpetuities.   Any right or option to acquire any interest in real or personal property under this Agreement must be exercised, if at all, so as to vest such interest in the acquirer within twenty-one (21) years after the effective date of this Agreement.

17.7   Further Assurances.   Each of the Parties agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

17.8   Survival of Terms and Conditions.   All provisions of this Agreement shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Participant in whose favor they run.

17.9   Entire Agreement; Successors and Assigns.   This Agreement contains the entire understanding of the Participants and Guarantors and supersedes all prior agreements and understandings between the Participants and Guarantors relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants and Guarantors. In the event of any conflict between this Agreement and any Exhibit attached hereto, the terms of this Agreement shall be controlling.

17.10   Memorandum.   At the request of either Participant, a Memorandum or short form of this Agreement, as appropriate, which shall not disclose financial information contained herein, shall be prepared and recorded by Manager. This Agreement shall not be recorded but a summary memorandum may be filed with a securities regulatory authority.

17.11   Severability.   In the event that a court of competent jurisdiction determines that any term, part or provision of this Agreement is unenforceable, illegal or in conflict with any federal, state, or local laws, the Participants intend that the court reform that term, part or provision within the limits permissible under law in a way as to approximate most closely the intent of the Participants to this Agreement; provided that, if the court cannot make a reformation, then that term, part or provision shall be considered severed from this Agreement. The remaining portions of this

Agreement shall not be affected and it shall be construed and enforced as if it did not contain that term, part or provision.

17.12 <u>Paragraph Headings</u>. The paragraph and other headings of this Agreement are inserted only for convenience and in no way define, limit or describe the scope or intent of this Agreement or effect its terms and provisions.

17.13 <u>Monetary Amounts</u>. All references to monetary amounts in this Agreement refer to United States dollars.

17.14 <u>Attorneys' Fees</u>. The prevailing party in any dispute arising under this Agreement, except for disputes subject to 17.15, shall be entitled to an award of its reasonable attorneys' fees and costs.

17.15 <u>Dispute Resolution</u>. All disputes, claims, controversies and/or differences among the Parties shall be resolved in accordance with this section.

(a) All disputes shall first be submitted in writing to the Manager, stating the basis of the dispute and copied to the Non-Manager Participants. The Manager shall call a special meeting of the Management Committee for the purpose of seeking to resolve the dispute. In the event the Management Committee is unable to resolve the dispute in a manner acceptable to all of the Participants, then the decision of the Management Committee shall be made as provided in Section 7.2.. In the event of a deadlock, the further provisions of this Section 17.15 shall apply.

(b) In the event of a deadlock on a proposed Program and Budget or on any other management matters under this Agreement then the issue along with a written statement of its position and the reasons in support of it by each Party shall be given to the respective Presidents of the Participants within fourteen (14) calendar days after the dispute arises. The Presidents shall have a period of up to twenty-one (21) calendar days from the date of notification of such dispute to discuss, document and resolve the issue. The Manager shall call a special meeting of the Management Committee, which meeting shall be reconvened within fourteen (14) calendar days after expiration of the twenty-one (21) day period. At the meeting, after taking into consideration the Presidents' resolve or inability to resolve the issue, as documented, a new vote shall be taken; provided, however, that if the Presidents mutually have agreed on a resolution of the issue, the agreement shall be binding on the Participants, whose votes shall be in support of that agreement. If the Presidents have not agreed on a resolution, and the vote is still deadlocked, the Participants shall submit the matter to binding arbitration pursuant to the Idaho Arbitration Act and the further provisions of this Section 17.5.

(c)   The arbitration proceeding shall be governed by one (1) arbitrator if the Participants can agree on one arbitrator, otherwise by three (3) arbitrators who appear on the list of arbitrators of the Judicial Arbiter Group, Inc. and are experienced in the mining industry and disputes among co-venturers. The arbitrators shall not previously have been employed by either Party and shall not have a direct or indirect interest in either Party or the subject matter of the arbitration. Each Participant shall select one (1) arbitrator and the selected arbitrators shall mutually agree on the third arbitrator. The findings of the arbitrator(s) shall be final and binding upon the Participants except as permitted by applicable law and the fees charged for such services shall be shared by the Participants in accordance with their respective Participating Interests.

(d)   If a dispute relates to a proposed Program and Budget, each Party shall be obligated to prepare and offer to the other Party and to the arbitrators, within ten (10) days of invocation of the arbitration, a written proposal to resolve the dispute. The arbitrators shall review each Party's written proposal to resolve the dispute, may hear the Parties and such other persons as the arbitrator deems appropriate, and may review such evidence as the arbitrators deem relevant. However, the arbitrators' decision making power under this Section 17.15(d) shall be to select one such proposal only with derivations therefrom only as may be agreed by the prevailing Party.

(e)   If a dispute relates to a matter other than a proposed Program and Budget, including defaults by a Participant or Manager, the arbitration shall be conducted pursuant to the Idaho Arbitration Act, and the provisions of Section 17.15(d) shall not apply.

(f)   While any dispute is pending, Manager shall take all reasonable actions to maintain Production and other Venture activities at levels immediately prior to such dispute.

17.16   Counterparts. This Joint Operating Agreement may be signed by the Parties and Guarantors hereto in as many counterparts as may be necessary, and via facsimile if necessary, each of which so signed being deemed to be an original and such counterparts together constituting one and the same instrument and, notwithstanding the date of execution, being deemed to bear the execution date as set forth in this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

IN WITNESS WHEREOF, the parties hereto have executed this Earn-In Agreement as of the date first above written.

TIMBERLINE RESOURCES
CORPORATION

By: _Stephen Goss_ (signature)

Stephen Goss
Print Name

Its: _President_
Title

HECLA MINING COMPANY

By: _Ronald W Clayton_ (signature)

Ronald W Clayton
Print Name

Its: _VP North American Ops_
Title

ACKNOWLEDGEMENTS

STATE OF IDAHO)
) ss.
County of Kootenai)

The foregoing instrument was acknowledged before me this 1st day of December, 2004, by Ronald W. Clayton, the Vice President-North American Operations of Hecla Mining Company, a Delaware corporation, on behalf of said corporation.



ANN C. ROBISON
NOTARY
PUBLIC
STATE OF IDAHO

Ann C. Robison

Notary Public in and for the
State of Idaho
Residing at Hayden
My commission expires: 10/31/2006

STATE OF IDAHO)
) ss.
County of Kootenai)

The foregoing instrument was acknowledged before me this 1st day of December, 2004, by Stephen Goss, the President of Timberline Resources Corporation, an Idaho corporation, on behalf of said corporation.



ANN C. ROBISON
NOTARY
PUBLIC
STATE OF IDAHO

Ann C. Robison

Notary Public in and for the
State of Idaho
Residing at Hayden
My commission expires: 10/31/2006

PART I.

PROPERTIES

HECLA PROPERTIES: Patented Mining Claims and Other Real Property Interests (mineral estate only) located in Section 13, Township 48 North, Range 5 East, and Sections 18, 19, 20, 29 and 30, Township 48 North, Range 6 East, Shoshone County, Idaho:

Mineral Survey 1879/Parcel MC0069
Boxer
Lone Star
Nineteen Hundred
Snowstorm
Snowstorm Fraction

Mineral Survey 2063/Parcel MC0289
Snow Cap
Snowdrift
Snow Peak

Mineral Survey 2066A/Parcel MC0289
Illinois
Liberty
Protection
Snowstorm Cloud

Mineral Survey 2104/Parcel MC0289
Midlight
Moonlight
Starlight
Sunlight

Mineral Survey 2223/Parcel MC0106
Calumet
Calumet Fraction
Go Between
John H.
Lucky
Mortel
Saturday
Settin Sun
Tamarack

Mineral Survey 2302/Parcel MC0067
Nellie

Mineral Survey 2358/Parcel MC0067
Bull Pen
Independent Fraction
San Quentin

Mineral Survey 2670/Parcel MC0067
Manistee
Missoula
Rose

Mineral Survey 2670/Parcel MC0069
Ground Squirrel
Lost Horse
Olive
Slide
Slide Fraction
Wisconsin
Wisconsin Fraction

Mineral Survey 2724A/Parcel MC0067
Little Bert
Mabel May No. 2

Mineral Survey 2737/Parcel MC0067
Babb
Emma Mine
Mary Mine
Schneider

Parcel 48N06E19-1350
Lot 13

TIMBERLINE PROPERTIES: Unpatented Lode Mining Claims located in Township 48 North, Range 6 East, Shoshone County, Idaho:

Claim Name	County Document Number	BLM Serial Number
Timberline 5350	417835	187467
Timberline 5351	417836	187468
Timberline 5352	417837	187469
Timberline 5450	417838	187470
Timberline 5451	417839	187471
Timberline 5452	417840	187472
Timberline 5158	417860	187464
Timberline 5157	417861	187463
Timberline 5156	417862	187462
Timberline 5155	417863	187461
Timberline 5154	417864	187460
Timberline 5153	417865	187459
Timberline 5152	417866	187458
Timberline 5151	417867	187457
Timberline 5150	417868	187456
Timberline 5058	417869	187451
Timberline 5057	417870	187450
Timberline 5056	417871	187449
Timberline 5055	417872	187448
Timberline 5054	417873	187447
Timberline 5053	417874	187446
Timberline 5052	417875	187445
Timberline 5051	417876	187444
Timberline 5050	417877	187443
Timberline 5049	418116	187442
Timberline 5148	418117	187454
Timberline 5149	418118	187455
Timberline 5059	418119	187452
Timberline 5060	418120	187453
Timberline 5159	418121	187465
Timberline 5160	418122	187466
Timberline 6000	418123	187473
Timberline 6001	418124	187474
Timberline 6002	418125	187475
Timberline 6006	418953	187571
Timberline 6007	418954	187572
Timberline 6008	418955	187573
Timberline 6009	418956	187574

EXHIBIT "E1"

PART II.

PROPERTY AGREEMENTS

HECLA PROPERTY AGREEMENTS

Timberland Sale and Purchase Agreement by and between Hecla Mining Company, Abot Mining Company, Consolidated Silver Corporation, Moonlight Mining Company, Nine Corporation and Wall Street Mining Company, as Seller, and Louisiana-Pacific Corporation, as Buyer, Dated February 28, 1992, affecting the surface interests of MS 2223, 2302, 2358, 2724A, 2737 and Lot 13.

Stock Purchase Agreement and Property Exchange Agreement by and between Hecla Mining Company and Silver Mountain Lead Mines, both dated May 24, 1999, affecting the surface interests of MS 1879, 2063, 2066A and 2104.

EXHIBIT "E1"

PART III.

ROYALTIES AND EXCEPTIONS

Identify applicable royalties or other interests that affect the property.

EXHIBIT "E1"

PART IV.

<u>AREA OF INTEREST</u>

[Insert Map]

EXHIBIT "E2"

ACCOUNTING PROCEDURES

I. GENERAL PROVISIONS

It is the intent of the Manager and the Participants that the Manager, except as permitted by this Agreement, shall not lose or profit by reason of its duties and responsibilities as Manager. The Accounting Procedures shall be reviewed by the Management Committee upon the request of the Manager or any Participant to assure that the Manager (directly or through its Affiliates) does not, except as permitted by this Agreement, make a profit or suffer a loss from serving as Manager. The Management Committee shall, in good faith, endeavor to agree on modifications to these Accounting Procedures that will remedy any alleged unfairness or inequity. In the event the Management Committee is unable to agree on modifications acceptable to all of the Participants, then the Participants shall follow the dispute resolution procedures in Section 17.15 of the Joint Operating Agreement.

1. Definitions

    All words indicated with initial capital letters shall have the meaning set forth in Article I of this Joint Operating Agreement.

2. Conflict with Agreement

    In the event of a conflict between the provisions of this Accounting Procedure and the provisions of the agreement to which this Accounting Procedure is attached ("Operating Agreement"), the provisions of the Operating Agreement shall control.

3. Collective Action by Non-Manager

    Where there are more than one Non-Manager, where an agreement or other action by Non-Manager is expressly required under this Accounting Procedure, and if the Operating Agreement contains no contrary provisions in regard thereto, the agreement or action of a majority in interest of the Non-Manager shall be controlling on all Non-Managers.

4. Statements and Billings

    A.   Prior to the first day of each month covered by an approved budget, or some other quantum of months as may be agreed by the Participants and such time being hereinafter referred to as the "Period," each Participant shall advance to the Joint Accounts its proportionate share (i.e., according to its Participating Interest in the Joint Operation) of the total amount of the funds required for such Period, as reflected by the budget. Manager shall pay and discharge all costs and expenses of the Joint Account as the same become due and payable. Notwithstanding the failure of the Participants to approve any budget, each Participant shall advance to the Joint Account its proportionate share of such funds as the Manager shall by written notice advise the Participants are required for protecting and maintaining the Joint Properties and meeting the obligations properly incurred for the Joint Account. No Participant shall be considered deficient as to any advance due from it unless it shall have been allowed at least ten (10) days (after receipt of copies of the approved budget on which determination of the amount to be advanced is based, or, in the case of an advance to be made pursuant to the next preceding sentence, after receipt of notice from the Manager in such regard) in which to make such advance.

B.   Manager shall provide Non-Manager on or before the last day of the month following each Period a statement of costs and expenses for the Period. Such statement will reflect all charges and credits to the Joint Account, summarized by appropriate classifications indicative of the nature thereof. Proper adjustments shall be made between advances and direct and indirect costs, to the end that each Participant shall bear and pay its proportionate share of direct and indirect costs incurred and no more or less.

5.   Payment and Advances by Non-Manager

In the case where advances have been insufficient to cover actual costs, the Manager, by written notice, shall advise Non-Manager of such deficiency and request that funds to cover such deficiency be paid in accordance with this paragraph 5 of Section I. If advances exceed actual costs, the Manager shall advise Non-Manager of such excess and advise Non-Manager of either a reduced amount required to be advanced for the next Period or return to the Participants their proportionate share of such excess. Each Non-Manager shall pay pro rata share of any advance due for a Period or for a deficiency request for funds within ten (10) days after receipt of notice from Manager. If payment is not made within such time, the unpaid balance shall bear interest at the annual rate of five percent (5%) above the Prime Rate.

6.   Adjustments

Payments of any such advance or deficiency requests shall not prejudice the right of the Non-Manager to protest or question the correctness thereof, provided, however, all accounts and statements rendered to Non-Manager during any calendar year shall conclusively be presumed to be true and correct after twelve (12) months following the end of such calendar year, unless within the said twelve (12) month period a Non-Manager takes written exception thereto and makes claim on Manager for adjustment. No adjustment favorable to Manager shall be made unless it is made within the same prescribed period. The provisions of this paragraph shall not prevent adjustments resulting from a physical inventory of the Joint Property.

7.   Audits

The Manager shall, upon the request of any Participant with a Participating Interest under this Agreement, have an annual audit performed on the Manager's accounts by a firm of auditors acceptable to the Participants which own the majority Participating Interest. The cost of such annual audit shall be charged to the Joint Account. In addition to the annual audit, any other work performed by these auditors (including the preparation of schedules for submission to any taxing authorities), if approved by the Management Committee, shall be charged to the Joint Account.

Notwithstanding the above, any audit, accounting, taxation or similar work performed at the request of any Participant to this Agreement for the exclusive benefit of that Participant shall be a charge to that Participant and not be a charge to the Joint Account.

A Non-Manager, upon written notice to Manager, shall have the right to audit Manager's accounts and records relating to the accounting hereunder for any calendar year within the twelve (12) month period following the end of each calendar year, provided, however, the making of an audit shall not extend the time for the taking of written exception to and the adjustment of accounts as provided above. Where there are two or more Non-Managers, the

Non-Manager shall make every reasonable effort to conduct joint or simultaneous audits in a manner that will result in a minimum of inconvenience to the Manager.

II. DIRECT CHARGES

Subject to limitations hereinafter prescribed, and unless otherwise provided in the Operating Agreement, Manager shall charge the Joint Account with the following items:

1. <u>Rentals, Royalties, Fees and Reclamation</u>

   A. Rentals and royalties when such rentals, lease payments and royalties are paid by Manager for the Joint Account of the Participants.

   B. Any annual fee payment or assessment work expenditure on or for the Properties.

   C. A cash reclamation account that is funded on a per ounce basis to meet expected reclamation costs identified in the Feasibility Study as may be updated from time to time by an independent consultant and approved by the Management Committee.

2. <u>Labor</u>

   A. Salaries and wages of Manager's employees or Affiliates directly engaged in the conduct of the Joint Operations (except those entities' executives and officers), and salaries or wages of technical employees who are temporarily assigned to and directly employed in the conduct of Joint Operations and whose salaries are not compensated for under Section III.

   B. Manager's cost of holiday, vacation, sickness, and disability benefits and other customary allowances paid to the employees whose salaries and wages are chargeable to the Joint Account under Paragraph 2A of this Section II and Paragraph 1 of Section III; except that in the case of those employees only a pro rata portion of whose salaries and wages are chargeable to the Joint Account under Paragraph 1 of Section III, not more than the same pro rata portion of the benefits and allowances herein provided for shall be charged to the Joint Account. Cost under this Paragraph 2B may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages chargeable to the Joint Account under Paragraph 2A of this Section II and Paragraph 1 of Section III. If percentage assessment is used, the rate shall be determined by the Management Committee, taking into consideration Manager's cost experience.

C.   Expenditures or contributions made pursuant to assessments imposed by governmental authority which are applicable to Manager's labor cost of salaries and wages chargeable to the Joint Account under Paragraphs 2A and 2B of this Section II and Paragraph 1 of Section III.

D.   Reasonable personal expenses of those employees whose salaries and wages are chargeable to the Joint Account under Paragraph 2A of this Section II and for which expenses the employees are reimbursed under Manager's usual practice.

3.   Employee Benefits

Manager's cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, severance payments and other benefit plans of a like nature, applicable to Manager's labor cost chargeable to the Joint Account under Paragraphs 2A and 2B of this Section II and Paragraph 1 of Section III.

4.   Material

Material and supplies ("Material") purchased or furnished by Manager for use on the Joint Property. So far as it is reasonably practical and consistent with efficient economical operation, only such Material shall be purchased for or transferred to the Joint Property as may be required for immediate use; and the accumulation of surplus stocks shall be avoided. The charges for any Material or services provided by Manager or an Affiliate of Manager shall not exceed the prevailing charges or rates for such Material or services in the vicinity of the Joint Property and those services performed by Manager or Affiliate of Manager shall be under the same terms and conditions as are customary and usual in the vicinity of the Joint Property in contracts of independent contractors who are doing work of a similar nature.

5.   Transportation

Transportation of employees and Material necessary for the Joint Operations but subject to the following limitations:

A.   If Material is moved to the Joint Property from the Manager's warehouse or other properties, no charge shall be made to the Joint Account for a distance greater than the distance from the nearest reliable supply store or railway receiving point where like material is available, except by agreement with Non-Manager.

B.   If surplus Material is moved to Manager's warehouse or other storage point, no charge shall be made to the Joint Account for a distance greater than the distance to the nearest reliable supply store or railway receiving point, except by agreement with Non-Manager. No charge shall be made to Joint Account for moving Material to other properties belonging to Manager, except by agreement with Non-Manager.

C.   In the application of subparagraphs A and B above, there shall be no equalization of actual gross trucking costs of one hundred dollars ($100.00) or less.

6.   <u>Off-Site Transportation of Ore</u>

Transportation of Products from the Properties to any off-site processing facility.

7.   <u>Processing Cost</u>

It is understood at the time of the signing of this agreement that no final disposition of Products from the Properties has been arranged. However, the intent of the parties can be summarized as follows:

A.   If the arrangement shall be toll milling, then the Participants shall take in kind and the costs required to beneficiate the Products to the point where delivery may be taken in kind are charged to the Joint Account as Processing Cost.

B.   If the arrangement shall be custom milling, the Processing Cost shall be the difference between the gross value of metal in the Products and the payment received for the Products.

8.   <u>Services</u>

A.   The cost of contract services and utilities procured from outside sources other than services covered by Paragraph 10 of this Section II of this Accounting Procedure.

B.   Use and services of equipment and facilities furnished by Manager as provided in Paragraph 2 of Section IV of this Accounting Procedure.

9.   <u>Damages and Losses to Joint Property</u>

All costs or expenses necessary for the repair or replacement of Joint Property made necessary because of damages or losses incurred by fire, flood, storm, theft, accident, or any other cause. Manager shall furnish Non-Manager written notice of damages or losses incurred as soon as practical after a report thereof has been received by Manager.

10. Legal Expenses

All costs and expenses of handling, investigating and settling litigation or claims arising by reason of the Joint Operations or necessary to protect or recover the Joint Property, including, but not limited to, attorneys' fees, court costs, cost of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims; provided: (a) except as otherwise permitted herein, no charge shall be made for the services of Manager's legal staff or other regularly employed legal personnel for legal services rendered solely on behalf of and for the benefit of Manager (such services being considered to be Administrative Overhead under Section III), except by agreement with Non-Manager; (b) no charge shall be made for the fees and expenses of outside attorneys in excess of ten thousand dollars ($10,000.00) unless the employment of such attorneys is approved by the Non-Manager; and (c) no settlement of litigation or claims for more than one hundred thousand dollars ($100,000.00) in cash or value shall be made by the Manager without prior approval of the Non-Manager.

11. Taxes

All taxes of every kind and nature assessed or levied upon or in connection with the Joint Property, the operation thereof, of the production therefrom, and which taxes have been paid by the Manager for the benefit of all the Participants. For greater certainty, any tax levied on income or profit of the Joint Venture is payable by each individual Participant to this Agreement and, to the extent paid by the Joint Account, is to be refunded to the Joint Account by each such Participant on whom such tax is assessed and/or levied.

12. Insurance Premiums

Premiums paid for insurance required to be carried on the Joint Property for the protection of the Participants.

13. Other Expenditures

Any other expenditures not covered or dealt with in the foregoing provisions of this Section II or in Section III, and which are incurred by the Manager for the necessary and proper conduct of the Joint Operations and pursuant to any applicable provisions of the Operating Agreement.

III. INDIRECT CHARGES

Subject to limitations hereinafter prescribed, and unless otherwise provided in the Operating Agreement, Manager shall charge the Joint Account with the following items:

1. Administrative Overhead

In addition to the charges made pursuant to Paragraph 1 above, Manager shall charge the Joint Account with an overhead charge calculated as follows:

A. One percent (1%) of any expenditure for an item which would, under generally accepted accounting treatment for financial purposes, be capitalized and is not included as a direct charge included in Section II of the Account Procedure; plus

B. Seven percent (7%) of all Direct Charges as defined in this Exhibit "E2", except the Direct Charges identified in Section II, paragraphs 1A, 1B and 1C of this Exhibit "E2", and for any individual contract in excess of fifty thousand dollars ($50,000.00) the fee shall be reduced to three percent (3%).

Such overhead rates may be amended from time to time by mutual agreement of the Participants hereto if, in practice, the rates are found to be insufficient or excessive.

2. Depreciation and Amortization

The value of additional capital equipment and facilities acquired after Stage II will be amortized on a per ounce produced basis over the remaining mine life, or the expected useful life of the newly acquired capital asset, whichever is shorter.

IV.   BASIS OF CHARGES TO JOINT ACCOUNT

1. Purchases

Material and equipment purchased and service procured shall be charged at the price paid by Manager after deduction of all discounts actually received.

2. Material Furnished by Manager

Material required for operations shall be purchased for direct charge to the Joint Account whenever practicable, except that Manager may furnish such material from Manager's stock under the following conditions:

A. New Material (Condition "A")

    1) New material transferred from Manager's warehouse or other properties shall be priced F.O.B. the nearest reputable supply store or railway receiving point, where such material is available, at current replacement cost of the same kind of material.

    2) Cash discount shall be allowed.

B. Used Material (Conditions "B" and "C")

    1) Material which cannot be classified as Condition "A" but which are classified as Condition "B" or "C" as defined below shall be priced at fifty percent (50%) of new price.

        (a) "Condition B": after reconditioning will be further serviceable for original function as good secondhand material, or

        (b) "Condition C": is serviceable for original function but substantially not suitable for reconditioning.

    2) Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use.

C. Material Furnished by Manager When Not Readily Available

When material and/or supplies are not readily available from reputable supply sources due to scarcity, national emergency or governmental regulations, Manager may furnish such from its stock or properties at its nearest available supply and charge Manager's full cost or replacement cost, as circumstances may require, of same to the Joint Account, including, without limitation, purchase price, procurement, warehousing, handling, transportation and all other costs incurred in connection therewith up to the time of delivery to the Joint Property.

3. Premium Prices

Whenever materials and equipment are not readily obtainable at the customary supply point and at prices specified in Paragraphs 1 and 2 of this Section IV because of national emergencies, strike or other unusual causes over which the Manager has no control, the Manager may charge the Joint Account for the required materials on the basis of the Manager's direct cost and expense incurred in procuring, such materials, in making it suitable for use, and in moving it to the location; provided, however, that notice in writing is furnished to Non-Manager of the proposed charge prior to billing the Non-Manager for the material or equipment acquired pursuant to this provision, whereupon Non-Manager shall have the right, by so electing and notifying Manager, within ten (10) days after receiving notice from the Manager, to furnish in kind, or in tonnage as the Participants may agree, at the location nearest railway receiving point, or Manager's storage point within a comparable distance, all or part of its share of material or equipment suitable for use and acceptable to the Manager. Transportation costs on any such material furnished by the Non-Manager, at any point other than at location, shall be borne by the Non-Manager. If, pursuant to the provisions of this paragraph, the Non-Manager furnishes material or equipment in kind, the Manager shall make appropriate credits therefore to the Joint Account.

4.   Warranty of Material Furnished by Manager

Manager does not warrant the material furnished beyond the backing of the dealer's or manufacturer's guaranty; and in case of defective material, credit shall not be passed until adjustment has been received by Manager from the manufacturers or their agents.

5.   Manager's Exclusively Owned Facilities

The following rates shall apply to service rendered to the Joint Account by facilities and equipment owned by Manager:

A.   Water, fuel, power, compressor and other auxiliary services at rates commensurate with cost of providing and furnishing such service to the Joint Account but not exceeding rates currently prevailing in the vicinity of the Joint Property.

B.   Automotive equipment at rates commensurate with cost of ownership and operation. Automotive rates shall include cost of oil, gas, repairs, insurance and other operating expenses and depreciation; and charges shall be based on use in actual service on, or in connection with, the Joint Account operations. Truck and tractor rates may include wages and expenses of driver.

C.   A fair rate shall be charged for the use of Manager's fully owned machinery or equipment (other than automotive equipment) which shall be ample to cover maintenance, repairs, depreciation, and the service furnished the Joint Property;

provided that such charges shall not exceed those currently prevailing in the vicinity of the Joint Property.

D.   A fair rate shall be charged for laboratory services performed by Manager for the benefit of the Joint Account; provided such charges shall not exceed those currently prevailing if performed by outside service laboratories.

E.   Whenever requested, Manager shall inform Non-Manager in advance of the rates it proposes to charge.

F.   Rates shall be revised and adjusted from time to time by the Management Committee when found to be either excessive or insufficient.

V. DISPOSAL OF EQUIPMENT AND MATERIAL

1.   <u>Manager Not Obligated to Purchase</u>

The Manager shall be under no obligation to purchase interests of Non-Manager in surplus new or secondhand material. The disposition of major items of surplus material shall be subject to mutual determination by the Participants hereto; provided, Manager shall have the right to dispose of normal accumulations of junk and scrap material either by transfer or sale from the Joint Property.

2.   <u>Material Purchased by the Manager or Non-Manager</u>

Material purchased by either the Manager or Non-Manager shall be credited by the Manager to the Joint Account for the month in which the material is removed by the purchaser.

3.   <u>Division in Kind</u>

Division of material in kind, if made between Manager and Non-Manager, shall be in proportion to their respective interests in such material. Each Participant will thereupon be charged individually with the value of the material received or receivable by each Participant, and corresponding credits will be made by the Manager to the Joint Account. Such credits shall appear in the monthly statement of operations.

4.   <u>Sales to Third Parties</u>

Sales to third parties of material from the Joint Property shall be credited by Manager to the Joint Account at the net amount collected by Manager from any such third party. Any claims by any such third party for defective material or otherwise shall be charged back to the Joint Account if and when paid by Manager.

VI. BASIS OF PRICING MATERIAL TRANSFERRED FROM
JOINT ACCOUNT TO ACCOUNT OF EITHER PARTY

1. New Price Defined

New price as used in the following paragraphs shall have the same meaning and application as that used in Section IV above, "Basis of Charges to Joint Account."

2. New Material

New Material (Condition "A"), being new material procured for the Joint Property but never used thereon, at one hundred percent (100%) of current new price (plus sales tax, if any).

3. Good Used Material

Good used material (Condition "B"), being used material in sound and serviceable condition, suitable for reuse without reconditioning.

A. At seventy-five percent (75%) of current new price (plus sales tax, if any) if material was charged to the Joint Account as new; or,

B. At sixty-five percent (65%) of current new price (plus sales tax, if any) if material was originally charged to the Joint Account as Condition "B" material.

4. Other Used Material

Used material (Condition "C"), at fifty percent (50%) of current new price (plus sales tax, if any), being used material which:

A. After reconditioning will be further serviceable for original function as good secondhand material (Condition "B"), or

B. Is serviceable for original function but substantially not suitable for reconditioning.

5. Bad-Order Material

Material and equipment (Condition "D") which is no longer useable for its original purpose without excessive repair cost but is further useable for some other purpose shall be priced on a basis comparable with that of items nominally used for that purpose.

6.   Junk

Junk (Condition "E"), being obsolete and scrap material at prevailing prices.

7.   Temporarily Used Material

When the use of material is temporary and its service to the Joint Property does not justify the reduction in price, such material shall be priced on a basis that will leave a net charge to the Joint Account consistent with the value to the Venture.

VII. INVENTORIES

1.   Periodic Inventories, Notice and Representations

At reasonable intervals, but no less than annually, inventories shall be taken by Manager of the Joint Account material, which shall include all such material as is ordinarily considered controllable by operators of mining properties. Written notice of intention to take inventory shall be given by Manager at least thirty (30) days before any inventory is to begin so that Non-Manager may be represented at an inventory. Failure of Non-Manager to be represented at an inventory shall bind the Non-Manager to accept the inventory taken by Manager, who shall in that event furnish Non-Manager with a copy thereof. The provisions of this paragraph do not apply if inventory is maintained on a perpetual basis.

2.   Reconciliation and Adjustment of Inventories

Reconciliation of inventory with charges to the Joint Account shall be made by each Participant in interest, and a list of overages and shortages shall be jointly determined by Manager and Non-Manager. Inventory adjustments shall be made by Manager to the Joint Account for overages and shortages, but Manager shall be held accountable to non-Manager only for shortages due to lack of reasonable care.

3.   Special Inventories

Special inventories may be taken at the expense of the purchaser whenever there is any sale or change of interest in the Joint Property; and it shall be the duty of the Participant selling to notify all other Participants hereto as quickly as possible after the transfer of interest takes place. In such cases, both the seller and the purchaser shall be represented and shall be governed by the inventory so taken.

EXHIBIT "E3"

INSURANCE

(a)   Manager as determined by the Management Committee shall maintain in the names of the Participants the following types of insurance with limits of liability as stated below and shall maintain insurance as required by the Operating Agreement, as a cost charged to the Joint Account, at all times while performing the operations for the benefit of the Participants. Upon written request by any Participant, Manager shall provide certificates of insurance executed by the insurance companies evidencing the insurance placed by Manager and shall promptly deliver said certificates to said Participant. The certificates procured by Manager shall provide that any major negative change in or the cancellation of any coverages for which certificates are issued shall not be valid as respects the certificate holder's interests therein until the certificate holder and each Participant has had at least thirty (30) days' notice in writing prior to such change or cancellation. Insurance provided by Manager under subsection (a)(i), (a)(ii) and (a)(iii), below, shall contain a waiver of subrogation in favor of the Participants, if such waiver is available under such policies of insurance. Manager and its contractors and subcontractors shall include the Participants as additional insureds, which inclusion shall be shown on appropriate certificates.

COVERAGE	MINIMUM LIMITS
(i) Workers' Compensation ("WC") and Employers' Liability ("EL") Insurance, including Occupational disease.	WC - Statutory EL - $500,000
(ii) Business automobile liability insurance, including all owned, and hired vehicles; provided, if Manager uses non-owned vehicles, it shall first obtain coverage for such non-owned vehicles as part of the automobile liability insurance policy or under a rider thereto.	$1,000,000 combined single limit per occurrence for bodily injury and property damage.
(iii) Commercial general liability insurance including blanket contractual liability, personal injury, independent contractors.	$5,000,000 combined single limit per occurrence and in the annual aggregate for bodily injury, personal injury and property damage.

(b)   Manager shall cause all of Manager's Affiliates, contractors and subcontractors to maintain Workers' Compensation Insurance as prescribed by law, and to maintain Employer's Liability Insurance, Business Automobile Liability Insurance in amounts equal to at least 90% of the amounts set forth above, and Commercial general liability insurance with a combined single limit of $1,000,000 and in the annual aggregate, at all times during the performance of Operations by such Affiliates, contractors or subcontractors.


EXHIBIT "E4"

<u>NET PROFITS INTEREST DEFINITION</u>


Pursuant to Section 6.5 of the Joint Operating Agreement ("JOA") Net Profits Interest shall be determined as provided in this Exhibit "E4". Capitalized terms shall be defined as provided in Section 3 of this Exhibit "E4".

1.   OBLIGATION

      1.01   If a Participant becomes entitled to a royalty (now a "Royalty Holder") pursuant to the JOA, the Manager shall calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Profits.

      1.02   Subsequent to the Completion Date, the Manager shall within sixty (60) days of the end of each calendar quarter:

          (a)   deliver to the Royalty Holder a statement indicating:

               (i)   the Gross Receipts during the calendar quarter:

               (ii)   the Allowable Costs deducted therefrom made in the order itemized in subsection 2.01 of this Exhibit "E4";

               (iii)   the amount of Net Profits remaining, if any; and

               (iv)   the amount of those Net Profits, if any, to which the Royalty Holder is entitled; and

          (b)   pay or cause to be paid to the Royalty Holder that percentage of the Net Profits, if any, to which the Royalty Holder is entitled under the JOA.

      1.03   Each payment due to Royalty Holder hereunder shall be made by a single check made payable to a single bank designed in writing by Royalty Holder as the payee for purposes of payments due to Royalty Holder under this royalty. Manager shall not be in default hereunder for failure to make any payment to Royalty Holder in a timely fashion if Royalty Holder fails or refuses to give Manager written notice designating a single bank to be the payee named on each and every check to be sent to Royalty Holder by Manager hereunder.

Page 1 of 7

1.04   Nothing contained in the JOA or this Exhibit "E4" shall be construed as conferring on the Royalty Holder any right to or interest in any Properties or Assets except the right to receive royalty payments from the Participants as and when due.

1.05   In the event that the JOA is terminated in connection with the withdrawal of a Participant under Section 6.5 of the JOA or at any time after a Participant has become a Royalty Holder, the obligations of the Manager under this Exhibit "E4" shall be the obligation of the Participants to which the Properties are distributed upon such termination.

2.   NET PROFITS DEFINED

2.01   "Net Profits' means the Gross Receipts (as defined in Section 3.01(c) herein) minus the following Allowable Costs (see Definition 3.01(a)):

    (a)   Marketing Costs;

    (b)   Distribution Costs;

    (c)   Operating Costs;

    (d)   Taxes and Royalties;

    (e)   Interest Costs;

    (f)   Capital Costs; and

    (g)   Exploration Costs.

2.02   If Gross Receipts minus Allowable Costs results in a net loss then that loss shall be carried forward and applied to any future Gross Receipts until it is fully recovered before a Net Profits Interest is earned or paid.

2.03   Allowable costs shall accumulate from the Royalty Effective Date in the case of the first quarterly calculation, or since the date of the last quarterly calculation in the case of any calculation subsequent to the first quarterly calculation.

2.04   In any case, the total Allowable Costs as of the Completion Date shall not be less than the Initial Contribution (as specified in Article V of the JOA) of the Participant that is not the Royalty Holder.

2.05   Allowable Costs shall be determined and recorded by the Manager in accordance with the Accounting Procedures attached as Exhibit "E2" (the "Accounting Procedures") to the JOA.

3. DEFINITIONS

3.01 In addition to the definitions provided in Article I of the JOA and under Article I of this Exhibit "E4,"and without limiting the generality thereof:

(a) "Allowable Costs" means all items of outlay and expense whatsoever, both direct and indirect, incurred after the Royalty Effective Date with respect to the Properties or any Mine and properly chargeable under the Accounting Procedure, including, without limitation, the following Costs, together with the applicable administrative overhead charge as specified in Section III.1 of the Accounting Procedure:

(i) "Capital Costs" means all Costs of preparing and equipping a Mine for Commercial Production incurred on or after the Production Decision Date to and including the Completion Date; and all sustaining capital costs thereafter; and all Costs of obtaining financing and providing security; and all other costs considered as capital under generally accepted accounting or industry standards;

(ii) "Construction Costs" means all Costs incurred under the JOA for Construction Operations, other than those Costs included in Capital Costs;

(iii) "Development Costs" means all Costs incurred for Development under the JOA for Exploration Operations, other than Capital Costs;

(iv) "Distribution Cost" means all Costs of:

(A) transporting ore, concentrates, or other Products from a Mine or a mill to place of delivery designated by the purchaser and, in the case further refining, of transporting the metal from a mill/refinery to the place of delivery designated by the purchaser;

(B) handling, warehousing (storage) and insuring the ores or products and metal; and

(C) in the case of ores or concentrate tolled, of milling, smelting and refining, including any penalties hereon or in connection therewith;

(v)   "Exploration Costs" means all Costs incurred for Exploration under the JOA for Exploration Operations.

(vi)   "Marketing Costs" means such reasonable charge for marketing of Ores and Products sold or of Ores tolled as is consistent with generally acceptable industry marketing practices;

(vii)   "Production Costs" means all Costs of Production Operations, including, without limiting the generality of the foregoing: (A) an amount to be established by the Participants in good faith as representing the cost of mine closure, reclamation, clean up and Environmental Compliance following cessation of Commercial Production, it being agreed that Manager may charge a portion of that cost to the Royalty Holder's account over a reasonable period of time commencing no sooner than five (5) years prior to the anticipated termination of Commercial Production; and (B) all other costs considered as costs of operating a Mine under generally accepted accounting or industry principles;

(viii)   "Taxes and Royalties" means all taxes (other than income taxes) fees, levies, assessments, royalties, and other payments of any and all kinds and descriptions whatsoever to Governmental Authorities under applicable Laws or to private persons or entities under Property Agreements with respect to the Mine, the Properties, or Operations thereon (including, without limitation, the Production and treatment of Products) Governmental Authority if paid by the Manager or Participants.

(b)   "Completion Date" means the date on which the Participants determine that the Program of preparing and equipping a Mine(s) for Commercial Production is complete.

(c)   "Gross Receipts" has the following meanings and shall be determined as the sum of the below subparts (i) through (viii), inclusive, irrespective of any actual arrangements for the sale or other disposition of Products by the Manager subsequent to the Royalty Effective Date, specifically including, but not limited to, forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements involving the possible delivery of gold, silver or other Products from the Properties.

(i)   refined gold (gold meeting the specifications of the London Bullion Market Association) shall be deemed to have been sold during the month when it is produced, and the Gross Receipts thereof shall be deemed to be an amount calculated by multiplying the number of produced ounces by the greater of the actual sales price received by Manager or the average during the same month of the London Bullion Market Association afternoon gold price fixings for one ounce of refined gold; and

(ii)   refined silver (silver meeting the specifications established for the London Bullion Market Association shall be deemed to have been sold during the month when it is produced, and the Gross Receipts thereof shall be deemed to be an amount calculated by multiplying the number of produced ounces by the greater of the actual sales price received by Manager or the average during the same month of the London Bullion Market Association Price quotations published by Platts Metals Week for one ounce of refined silver; and

(iii)   in all other cases, Gross Receipts means the actual amount actually paid to or finally credited to Manager in exchange for Products; and

(iv)   all proceeds received from the sale of the Properties or Assets subsequent to the Royalty Effective Date; and

(v)   all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Properties or Assets subsequent to the Royalty Effective Date; and

(vi)   all amounts received as compensation for the expropriation or forcible taking of any portion of the Properties or Assets subsequent to the Royalty Effective Date; and

(vii)   the fair market value, at the Properties, of those Assets, if any, that are transferred from the Properties for use by and elsewhere subsequent to the Royalty Effective Date; and

(viii)   the amount of any negative Net Profits balances pursuant to subsection 2.03 of this Exhibit "E4"; to the extent that those receipts, recoveries or amounts have not been applied by the Participants as a recovery of any of the classes of Allowable Costs itemized in subsection 2.01 of this Exhibit "E4".

(d)   "Production Decision Date" means the date on which a decision is made by the Participants to establish and operate a Mine(s) on the Properties.

(e)   "Royalty Holder" means the Participant to whom the royalty is granted, its successors and assigns.

(f)   "Royalty Effective Date" means the date on which a Participant has withdrawn or is deemed to have withdrawn from the JOA pursuant to Section 6.5 of the JOA.

4.   ADJUSTMENTS

4.01   Any charges, costs or expenses or any adjustments thereto which are actually made and given to Manager by a purchaser, shipper, processor or other creditor that were not take into account in a statement to Royaltyholder which accompanied a royalty payment shall be taken into account in determining the amount of the next royalty payment, but no such charges or adjustments shall otherwise affect the conclusiveness of preceding statements or payments.

5.   COMMINGLING

5.01   Manager shall have the right to mix or commingle, at any location and either underground or at the surface, any Products mined from the Properties with any ores, metals, minerals, or mineral products mined from other lands, provided that Manager shall determine the weight or volume of, sample and analyze all such ores, metals, minerals and mineral products before the same are so mixed or commingled. Any such determination of weight or volume, sampling and analysis shall be made in accordance with sound and generally accepted sampling and analytic practices and procedures. The weight or volume and the analysis so derived shall be used as the basis of allocation of mineral production royalties payable to Royaltyholder hereunder in the event of a sale by manager of materials so mixed or commingled.

6.   AUDIT

6.01   All Net Profits payments made in any calendar year shall be considered final and in full satisfaction of all obligations of the Participant paying Net Profits with respect thereto, unless the Royaltyholder receiving Net Profits gives written notice describing and setting forth a specific objection to the calculation thereof within six (6) months following the close of that calendar year or the date of an annual Net Profits Interests Statement, whichever is later. If Royaltyholder objects in writing to the accuracy of a particular annual statement or the amount of the payment transmitted thereby within the required time frame, a certified public accountant mutually acceptable to the Manager and Royaltyholder shall be retained by Royaltyholder and may promptly audit Manager's relevant books and records at an office selected by Manager and during Manager's normal business hours. Any such audit shall be made at the sole expense of Royaltyholder if the audit determines that the payment in question was accurate to within three percent (3%). Any such audit shall be made at the sole expense of Manager if the audit determines that the payment in question was inaccurate by more than three percent (3%). In any case, the adjustment payment in question shall be adjusted in the quarter following the completion of the audit to reflect the results of the audit.

EXHIBIT "E5"

INITIAL PROGRAM AND BUDGET

[Initial Program and Budget to be attached after prepared by Manager as provided in Section 9.2 and approved by the Management Committee as provided in Section 9.4]

Exhibit 10.8

MINERAL LEASE AGREEMENT

THIS AGREEMENT is made effective as of the 23 day of May, 2005 (the "Effective Date"), regardless of the actual date of execution, by and between TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC", and SNOWSHOE MINING COMPANY, an Idaho corporation, hereinafter designated as "Owner."   TRC and Owner may be referenced jointly in this Agreement as the "Parties" or singly as a "Party."

WHEREAS, Owner owns and is in exclusive possession of the patented lode mining claims situated in Shoshone County, Idaho, known as the Snowshoe group, Mineral Survey 2224, which mining claims (hereinafter referred to as the "Property") are more fully described in Exhibit "A" attached hereto and are depicted on the map attached as Exhibit "B" hereto; and

WHEREAS, as contemplated by that certain Letter of Intent dated April 18, 2005 between the Parties (the "Letter of Intent"), TRC and the Owner desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and material on or under the Property, all on the terms and conditions as hereunder set forth;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein expressed, the Parties agree as follows:

1.   PROPERTY DESCRIPTION; AREA OF INTEREST; RELINQUISHMENT

1.1.   Property Description.   The Property that is the subject of this Agreement is comprised of the Snowshoe group of patented lode mining claims, Mineral Survey 2224, located in Shoshone County, Idaho, which are described in Exhibit "A" attached hereto and depicted on the map attached hereto as Exhibit "B."

1.2   Relinquishment. At any time and from time to time during the term of this Agreement, TRC may relinquish to Owner portions of the Property (the "Relinquished Property") by delivering to Owner a quitclaim deed of TRC's rights, titles and interests in the Relinquished Property under this Agreement. Upon delivery of such deed, all of TRC's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that TRC shall perform its reclamation obligations under Section 11.3.

2.   WARRANTIES AND REPRESENTATIONS

2.1   Owner's Warranties and Representations. Owner represents and warrants to TRC that:

(a)   Owner is a corporation duly incorporated and validly existing under the laws of the State of Idaho;

(b)   Owner has the full right, power and authority to execute, deliver and perform this Agreement on the terms set forth herein; such execution, delivery and performance shall not violate any provision of Owner's articles or bylaws or any other contract, commitment or agreement to which Owner is a party; and such execution, delivery and performance has been duly authorized by all necessary corporate action;

(c)   Except as otherwise set forth in Exhibit "A," Owner owns the entire undivided interest in, and has the exclusive possession of, the Property, and title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever. Owner agrees not to encumber title to the Property while this Agreement is in effect;

(d)   There is no judgment outstanding and no litigation, action, proceeding or governmental investigation is pending or threatened, against Owner or the Property, that would have an adverse effect on the title or interest thereof, nor has any communication been received asserting or threatening any adverse claim to any part of the Property;

(e)   To the best of its knowledge, and except as permissible under applicable federal, state and local laws, rules, regulations, and ordinances (collectively, "Laws"), there has never been: (i) any material release, spill, discharge, leak, emission, escape, or dumping of any kind of any toxic or hazardous wastes or substances from, on, in or under the Property or into any environment surrounding the Property; (ii) any material disposal of toxic or hazardous waste or substances on the Property or related to the Property; and (iii) any material storage or treatment of toxic or hazardous waste or substances on, at, or related to the Property;

(f)   To the best of its knowledge, there is and has been no violation of any applicable Law, including, without limitation, mining and environmental Laws with respect to or concerning the conduct of operations upon the Property,;

(g)   There are no existing mineral production royalties or other payments of any kind that are payable with respect to the Property or any ores, minerals and mineral resources or anything else of value that may be mined and produced from the Property; and

(h)   Any and all taxes and assessments that have been levied or assessed against, upon or in connection with the Property that are due and owing have been paid.

2.2   <u>TRC's Warranties and Representations.</u> TRC represents and warrants to Owner that:

(a)   TRC is a corporation duly incorporated and validly existing under the laws of the State of Idaho; and

(b)   TRC has the full right, power and authority to execute, deliver and perform this Agreement on the terms set forth herein; such execution, delivery and performance shall not violate any provision of TRC's articles or bylaws or any other contract, commitment or agreement to which TRC is a party; and such execution, delivery and performance has been duly authorized by all necessary corporate action.

3. TERM

The term of this Agreement shall be for a period of ten (10) years from the effective date hereof (the "Initial Term") unless sooner terminated under the provisions of Section 12. Owner grants TRC the right to renew this Agreement for an additional ten (10) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"). TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 12.

4. GRANT OF EXPLORATION AND MINING PRIVILEGE

4.1 <u>Grant</u>. Owner hereby grants to TRC, for the term specified in Section 3, a lease of the Property, including the exclusive right and privilege to explore, occupy, prospect for and mine and remove Minerals (defined in Section 4.2) and Mineral deposits contained upon or within the Property. For purposes of the rights granted to TRC by the Owner under this Agreement, the Property includes the surface and subsurface of the Property listed in Exhibit "A", all veins, lodes and all Minerals contained within the Property, and all right, title and interest of Owner in an to all options, contracts, licenses, rights-of-way, water rights and other rights, reserved or granted in, on, upon or pertaining to the Property.

4.2 <u>Definitions.</u> As used in this Section 4 and elsewhere in this Agreement, the following terms shall have the meanings assigned in this Section 4.2:

"Explore," "Exploration," or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a) Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b) Digging or excavating pits, adits, shafts, and other types of excavation.

c) Drilling test holes.

d) Excavating drill hole sites, sumps, and mud pits.

e) Constructing roads reasonably required for ingress, egress, access to work and camp sites, and communication.

f)   Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of minerals, and shall include (without limitation) all preparation (other than Exploration) for the removal and recovery of Minerals, including the construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of minerals.

"Minerals" shall mean all base and precious metals, including without limitation copper, lead, zinc, gold, silver, platinum, platinum-group metals, tungsten, antimony, mercury, molybdenum and all other mineral elements and mineral compounds, mineral substances, metals, ore, and ore-bearing materials, and geothermal resources (except fissionable materials, gas, oil, coal, and other hydrocarbons) whether the same are known to exist on the Property or are after the Effective Date discovered on the Property and regardless of the method of extraction, mining, or processing the same, whether known to exist or invented or developed after the Effective Date.

5.   PAYMENTS TO OWNER

5.1   <u>Advance Minimum Royalties.</u> Owner acknowledges the receipt from TRC of the sum of Eight Thousand Dollars ($8,000.00) upon mutual execution of this Agreement, which sum shall be deemed to be an advance minimum royalty payment for all purposes of this Agreement. In addition, unless this Agreement has been terminated prior to the dates set forth below, TRC agrees to pay Owner, as advance minimum royalty, the following sums on or before the following due dates:

Due Date	Advance Minimum Royalty
May 1, 2006	$8,000
May 1, 2007	$10,000
May 1, 2008	$10,000
May 1, 2009 and	
Annually thereafter	$15,000

All advance minimum royalties paid under this Section 5.1 shall be applied as an advance, and shall be fully creditable, against production royalties that may become due Owner under Section 6 of this Agreement regardless of whether such production royalties accrue or are made in the same or any subsequent Lease Year as the Lease Year in which the advance minimum royalty is paid. As used in this Agreement, "Lease Year" refers to the 365 or 366 (in the case of a leap year) day period commencing on May 1 of each year during the term of this Agreement and expiring on April 30 of the following year.

Notwithstanding anything to the contrary expressed or implied in this Agreement, in the event this

Agreement is terminated as provided in Section 12, TRC shall have no obligation to pay any advance minimum royalties that become due after this Agreement has been terminated.

5.2.   Payment. Advance minimum royalties shall be deemed paid by TRC when its check therefore is made payable to and mailed to the persons specified in Section 15 hereof (or the agent designated as provided in Section 15) at the address then in effect hereunder.

6.   ROYALTIES

6.1   Production Royalty. TRC agrees to pay to Owner, as a production royalty, Three Percent (3%) of the Net Smelter Returns (defined in Section 6.2 below) upon all Minerals mined and removed from the Property (other than those removed in non-commercial quantities for testing and sampling purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations unless and until the same are subsequently sold.

6.2   Net Smelter Returns. The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals or concentrates to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by TRC: (a) sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of the Minerals from the Property, but excluding any taxes on net income, unless already deducted by the purchaser; (b) the actual costs of freighting or transporting said ores, metals, minerals, and concentrates from the mine or mill to the point of sale (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser, and (c) all charges and costs of and relating to milling, smelting and refining (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser.   In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by TRC, charges, costs and penalties for such operations shall mean the amount that TRC would have incurred if such operations were carried out at facilities not owned or controlled by TRC then offering comparable services for comparable products on prevailing terms.

6.3   Payments.

A.   Generally. Royalty payments shall be made by TRC on or before the last day of each calendar month by TRC for all Minerals sold during the preceding calendar month by TRC. Royalty or other payments under this Agreement shall be deemed made by TRC when its check therefore is made payable to and mailed to the persons specified in Section 15 hereof (or the agent designated as provided in Section 15) at the address then in effect hereunder.

B.   Provisional Payments. In the event that any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to TRC's final determination, in accordance with Section 6.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 6.3.C.

C. Adjustments. In the event that TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of any subsequent payment.

D. Statement. At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated.

6.4 Audits. All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto, unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within sixty (60) days following the end of the calendar year during which such Royalty payments were paid. During the sixty (60) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have TRC's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and TRC. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly Royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on TRC for adjustment within the sixty (60) days period shall be deemed to establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7. **WORK COMMITMENT**

7.1 Work Commitment. TRC agrees to incur a minimum of Ten Thousand Dollars ($10,000) of Exploration Expenditures (defined in Section 7.2) on or for the benefit of the Property during the first Lease Year (defined in Section 5.1), and for each Lease Year thereafter until such time as Minerals are being mined from the Property in commercial quantities. All Exploration Expenditures in excess of the required annual amounts may be carried forward and credited toward the subsequent Lease Year's work commitment, and all expenditures may be made on or for the benefit of the Property. At Owner's request, TRC shall produce an accounting of monies spent on the Property for exploration work and included in Exploration Expenditures.

7.2 Exploration Expenditures. For the purposes of this Agreement, "Exploration Expenditures" shall mean and include all direct and indirect costs incurred on or for the benefit of the Property and for Exploration and Prospecting and for payments authorized, expressly or implicitly, pursuant to this Agreement, including, without limitation, the following: (a) costs of surveying (including, without limitation, geophysical, geochemical and geomagnetic surveys), mapping, exploration, prospecting, sampling, bulk sampling, drilling, and trenching; (b) costs of operations and payments in connection with obtaining or maintaining exploration or similar or related permits, licenses, approvals, consents or authorizations; (c) costs of conducting required environmental, wildlife or similar, related or associated studies, reports, analyses or documents; (d) costs of any filing, recording, or other fees paid to perfect or maintain the Property; and (e) all other costs incurred in the conduct of other activities that are incidental to, in furtherance of, in preparation for or associated with any or all of the foregoing; provided, however, that the term "Exploration Expenditures" shall not include off-site office or overhead charges.

7.3   Payment in Lieu.   In the event that TRC fails to perform the minimum work requirement for any particular Lease Year, TRC may elect, at its sole discretion, to pay Owner the difference between the annual work commitment as set forth in Section 7.1 for the Lease Year in question and the value of the work actually performed during that Lease Year (together with any applicable credit for excess work performed during any previous Lease Year) and, upon such payment, TRC shall be deemed to have satisfied in full the minimum work requirement for that lease year.   In the event TRC fails to perform the minimum work requirements for any particular Lease Year and elects not to make the payment described in the immediately preceding sentence, and subject to TRC's right to contest the default under Section 13.2, Owner may declare this Agreement terminated by providing written notice thereof to TRC within sixty (60) days after expiration of the Lease Year in question. If TRC does not timely contest the default or, having timely contested the default, is found by the arbitrators under Section 14 to be in default, Owner's right of termination shall be the sole remedy and relief available to Owner, and TRC shall not otherwise be liable or responsible for its failure to perform the minimum work requirement.

8.   OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

8.1   Conduct of Operations.   TRC shall conduct its operations hereunder in a good and miner-like manner, and shall endeavor in good faith to comply with all applicable laws, rules and regulations. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time (whether during the Initial Term or the Renewal Term of this Agreement) be conducted and the location, manner, method, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

8.2   Protection from Liens.   TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any claims, demands or liabilities to third persons resulting from TRC's operations on the Property.

8.3   Taxes.   From and after the Effective Date, TRC shall be responsible for the payment of all ad valorem and real property taxes and assessments on the Property, and TRC shall be responsible for payment of all taxes levied upon any improvements, or personal or corporate property placed thereon by TRC.   TRC also shall be responsible for payment of all taxes levied on ores, metals, Minerals, or Mineral products mined or produced within the exterior boundary of the Property, including without limitation, all severance and net proceeds of mine taxes, provided that the same may be deductible from Net Smelter Returns as provided in Section 6 of this Agreement. Nothing contained herein, however, shall require TRC to pay all or any portion of any state, federal or local income or business entity tax or assessment that may be imposed upon Owner or to pay any taxes assessments or fees under this Section 8.3 that are allocable to portions of any year in which this Agreement is not in force. Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee described in this Section 8.3 for which TRC is responsible.

8.4   Commingling. TRC shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that TRC shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

8.5   Cross-Mining Rights and Vertical Boundaries. TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

8.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents.

8.7   Indemnities. TRC shall indemnify and hold harmless Owner from and against any and all damage, liability, obligation, claim, demand, judgment, action, cost, loss and expense (including without limitation reasonable attorneys' fees) (collectively, "Claims") arising as a result of TRC's operations on the Property pursuant to this Agreement; however, TRC shall have no liability for and no obligation to indemnify or hold harmless Owner from and against Claims arising from or relating to any adverse environmental conditions on the Property as of the Effective Date. Owner shall indemnify and hold harmless TRC from and against any and all Claims arising from or relating to: (a) the breach by Owner of any of its representations and warranties as set forth in

Section 2.1, (b) the conduct of operations on the Property by Owner prior to the Effective Date; and (c) any adverse environmental conditions on the Property as of the Effective Date.

9.   ACCESS AND INSPECTION

Owner or its duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's gross negligence or willful misconduct.

10.   DELIVERY OF DATA AND CONFIDENTIALITY

10.1   Data.   TRC shall furnish to Owner, on or before the 30th day after the end of each Lease Year, an annual report that summarizes the previous Lease Year's work. Within thirty (30) days after termination of this Agreement by TRC, TRC shall furnish Owner a report summarizing any scientific or technical data that were generated by TRC's operations on the Property but were not covered in the last annual report. Within sixty (60) days following termination of this Agreement by TRC or Owner, TRC shall furnish Owner the following: (i) copies of all basic maps, drill and lithology logs, and other factual data and factual material pertaining to the Property prepared by TRC in connection with operations under this Agreement. Notwithstanding the foregoing, it is understood and agreed that: (1) TRC shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees that as to any core or drill cuttings from the Property included under this Agreement retained by TRC after termination of this Agreement, it shall allow Owner or its agent to examine such core or cuttings at the place of storage, and TRC agrees that it shall notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have thirty (30) days within which to remove, at Owner's cost, such core or cuttings as it chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

10.2   Confidentiality.   Owner agrees that, during the term of this Agreement, it shall treat all reports and other information ("Data") related to or acquired under this Agreement, including without limitation any interpretative, proprietary or financial information, as confidential and shall not give, disclose or make available any such information to any third party or to the public without the prior written consent of TRC, except and to the extent required by applicable law or the rules of any stock exchange. If practicable, Owner shall provide prior notice to TRC and the opportunity to consent (which consent shall not unreasonably be denied) to both the form and content of any press release, statement or other disclosure, of any type whatsoever, pertaining to the Property, the Data, this Agreement or Lessee's operations hereunder that Owner is required by applicable law or the rules of any stock exchange to disclose.

9

11.   TITLE

11.1   <u>Provision of Information.</u> Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of all abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, prior deeds, contracts, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 11.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

11.2   <u>Title Defects and Cure.</u> If -- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2 or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2.1, then (and only then) the costs and expenses of perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), shall be a credit against payments thereafter to be made to Owner under the provisions of Section 5 and 6 unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC). TRC at any time may withdraw from or discontinue any action, activity or application undertaken or initiated by it pursuant to this Section. TRC shall not be liable to Owner in any way if Owner is unsuccessful in, withdraws from or discontinues any such action.

11.3   <u>Lesser Interest.</u>   If the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2, then (1) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (2) TRC shall be entitled to offset, against subsequent advance minimum royalties and Net Smelter Return royalties payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

11.4   <u>No Limitation.</u> Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

11.5   <u>Third Party Claims.</u>   In the event that any person or entity (other than Owner) claims or asserts or appears to hold any right, title or interest whatsoever in or to the Property (including without limitation the Minerals in, on or under the Property), production therefrom or this Agreement, then the following shall apply: (i) TRC may deposit in a special escrow account any payments (including advance minimum and production royalty) otherwise due Owner; (ii) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods of appeal have expired; and (iii) TRC shall have the right to deduct from any advance minimum royalty and Royalty Payments to Owner any amounts that TRC is required to pay to such third parties or that TRC reasonably elects to pay such third parties in satisfaction of their claims.

11.6   Additional and After-Acquired Title. If Owner now owns or subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Memorandum and of the Agreement.

12.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5, 6 and Section 8. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean and include, without limitation, war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of such due diligence as is commercially reasonable, TRC is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, TRC shall not be required to settle any strikes or labor disputes.

13.   TERMINATION

13.1.   By TRC. TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Any such notice of termination by TRC shall be accompanied by a quitclaim deed conveying to Owner all of TRC's right, title and interest in and to the Property. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 13.3.

13.2   Default/Termination by Owner. If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. TRC shall have thirty (30) days after receiving a notice of default to remedy a default in payment, and forty-five (45) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion.   If TRC fails to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within thirty (30) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 14 of this Agreement. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

13.3   Removal of Equipment/ Reclamation. Following a termination of this Agreement pursuant to Section 3, 13.1. or 13.2., TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 13.3. TRC shall have one hundred and eighty (180) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. All drill sites, roads and excavations made by TRC shall be reclaimed according to prevailing state and federal regulations; provided, however, that drill, mining, and other roads, sites, and excavations, made by TRC, need not be restored or filled, but shall be left in safe condition, provided that said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment. TRC's obligations to perform reclamation work or comply with environmental regulations required as a result of its activities on the Property shall survive termination of this Agreement.

13.4   Survival. Owner's representations and warranties under Section 2, TRC's rights under Section 13.3, the indemnities under Section 8.7, and such other provisions of this Agreement as may be necessary to effectuate the intention of the Parties as expressed in this Agreement shall survive termination of this Agreement pursuant to Section 3, 13.1 or 13.2.

14.   ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute. Any related hearing or other proceeding shall be held in Spokane, Washington. The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

15.   NOTICES AND PAYMENTS

15.1   <u>Notices.</u>   Any notice required to be given to TRC hereunder shall be delivered personally or given by registered or certified mail, return receipt requested, addressed as follows:

> Timberline Resources Corporation
> P.O. Box 5034
> Spokane, Washington 99205

and any notice given to Owner shall be delivered personally or given by registered or certified mail as follows:

> Snowshoe Mining Company
> 504 Bank Street
> Wallace, Idaho 83873

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time.   Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

15.2   <u>Payments.</u>   Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same.   TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners.   TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed.   Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

16.   MEMORANDUM; GOVERNING LAW; CONSTRUCTION

The Parties shall execute and record a Memorandum of this Agreement in the real property records of Shoshone County, Idaho.   In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control. This Agreement shall be governed by the laws of the State of Idaho, and by the rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.   The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

17.   WHOLE AGREEMENT; ASSIGNMENT AND TRANSFER; BINDING EFFECT

This Agreement and the Exhibits attached hereto set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent. No modification or alteration of this Agreement shall be effective unless reduced to writing and executed by the Parties. The Exhibits attached hereto are fully incorporated as if set forth herein.

This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that no transfer, assignment, or division of the royalties or monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties.

All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

18.   LEGAL ADVICE

Owner expressly acknowledges that it has sought (or has had the opportunity to seek) the advice of Owner's own legal counsel to assist Owner in negotiating and reviewing this Agreement. Owner expressly acknowledges that Owner is not relying on any oral or written statement (not expressly set forth in this Agreement) made by TRC, its officers, employees or agents regarding any matters pertaining to this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

OWNER:

SNOWSHOE MINING COMPANY,
an Idaho corporation

By: Marilyn White, President
Marilyn White, President

TRC:

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

By: Stephen Goss
Stephen Goss, President

STATE OF IDAHO

COUNTY OF Shoshone

On this, the 11th day of May, 2005 before me, the undersigned Notary Public, personally appeared Marilyn White, known to me to be President of Snowshoe Mining Company, and the person whose name is subscribed to the within instrument, and acknowledged that she executed the same for the purposes therein contained.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 09/05/09

Patti W. Kromer
Notary Public
Osburn, Idaho



PATTI W. KROMER
NOTARY PUBLIC
STATE OF IDAHO

17

STATE OF WASHINGTON

COUNTY OF SPOKANE

On this, the 23rd day of may, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF; I have hereunto set my hand and official seal.

My Commission Expires: 11/28/07



Notary Public
RESIDING AT SPOKANE

DIANNA G. RESSA
COMMISSION EXPIRES
NOTARY PUBLIC
11-28-07
STATE OF WASHINGTON


EXHIBIT "A"
To Mineral Lease Agreement Between
Snowshoe Mining Company and
Timberline Resources Corporation

Patented Lode Mining Claims (the "Property")
Sections 19 and 30, Township 48 North, Range 6 East, B.M.
Mineral Survey Number 2224
Shoshone County, Idaho


<u>Claim Name</u>

Copper Enterprise

1901

Snowshoe

Snowshoe Fraction

Medium

Lost Dog

EXHIBIT "B"
To Mineral Lease Agreement Between
Snowshoe Mining Company and
Timberline Resources Corporation

See attached map.



R. 6 E.

T. 48 N.

Scale : 1"=500'

0 250 500

LOST DOG
MS 2224

COPPER ENTERPRISE
MS 2224

1901
MS 2224

MEDIUM
MS 2224

ROCK SLIDE
MS 2224

SNOW SHOE
MS 2224

MEDIUM FRACTION
MS 2224

300'

976'

300'

19 | 20
30 | 29

SNOW SHOE FRACTION
MS 2224

Deeded to David C. Smith Estate, 1907
Insta 23704 Book 41 Page 93
(all rights) 9.878 acres.

EXHIBIT B

TO MINERAL LEASE AGREEMENT
TIMBERLINE RESOURCES CORPORATION
AND
SNOW SHOE MINING COMPANY

APRIL 25, 2005

Exhibit 10.9

MINERAL LEASE AGREEMENT

THIS AGREEMENT is effective as of the 1st day of September, 2005 (the "Effective Date") regardless of the date of execution, by and between WESTERN GOLDFIELDS, INC., an Idaho corporation, hereinafter designated as "Owner", and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, hereinafter designated as "TRC". Owner and TRC may be referenced collectively as the "Parties" or, singly, as a "Party."

RECITALS

WHEREAS, Owner holds the entire and exclusive possessory interest, subject only to the paramount title of the United States, to the unpatented lode mining claims situated in Shoshone County, Idaho, known as the SB and NAT claim groups, which are hereinafter referred to as the "Property" and are more fully described in Exhibit A attached hereto, and

WHEREAS, Owner and TRC desire to enter into an Agreement whereby TRC shall have the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and materials on or under the Property, all on the terms and conditions as hereunder set forth;

WHEREAS, Owner and TRC previously entered into a Letter of Intent dated and made effective April 1, 2005, which sets forth the essential terms and conditions of a Mining Lease affecting the Property. The Letter of Intent will be superseded by this Agreement.

NOW, THEREFORE, in consideration of the covenants herein expressed, the Parties agree as follows:

1.   PROPERTY DESCRIPTION

1.1   Property Description. The Property that is the subject of this Agreement consists of those unpatented mining claims located in Shoshone County, Idaho, that are described in Exhibit A attached hereto.

1.2   Relinquishment. At any time and from time to time during the term of this Agreement, TRC may relinquish to Owner portions of the Property (the "Relinquished Property") by delivering to Owner a quitclaim deed of TRC's rights, titles and interests in the Relinquished Property under this Agreement. Upon delivery of such deed, all of TRC's right, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) TRC shall perform its reclamation obligations under Section 11.3, and (2) if the Relinquished Property includes unpatented mining claims and such mining claims are relinquished after July 1 of any calendar year, TRC shall be required (as provided in Section 13.3) to perform all work and make all filings and payments to the Bureau of Land Management and to the County to maintain such claims for that calendar year.

2. WARRANTIES AND REPRESENTATIONS

2.1 <u>Owner's Warranties and Representations.</u> Owner represents and warrants to TRC that:

(a) Owner is a corporation duly incorporated and validly existing under the laws of the State of Idaho;

(b) Owner has the full right, power and authority to execute, deliver and perform this Agreement on the terms set forth herein; such execution, delivery and performance shall not violate any provision of Owner's articles or bylaws or any other contract, commitment or agreement to which Owner is a party; and such execution, delivery and performance has been duly authorized by all necessary corporate action;

(c) Owner owns the entire undivided interest in, and has the exclusive possession of, the Property, subject only to the paramount title of the United States; and that title to the Property is free and clear of all liens and encumbrances and of all claims and demands whatsoever. Owner agrees not to encumber title to the Property while this Agreement is in effect;

(d) With respect to the mining claims included in the Property and subject to the paramount title of the United States, to the best of Owner's knowledge: (i) the unpatented mining claims were properly laid out and monumented; (ii) all required location work was properly performed; (iii) location notices and certificates were properly recorded and filed with appropriate governmental agencies; (iv) all assessment work has been performed, or fee payments in lieu thereof made, as required to hold the unpatented mining claims through the assessment year ending August 31, 2005; (v) all affidavits of assessment work and other filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies; and (vi) there are no conflicting claims;

(e) There is no judgment outstanding and no litigation, action, proceeding or governmental investigation is pending or threatened, against Owner or the Property, that would have an adverse effect on the title or interest thereof, nor has any communication been received asserting or threatening any adverse claim to any part of the Property;

(f) To the best of its knowledge, and except as permissible under applicable federal, state and local laws, rules, regulations, and ordinances (collectively, "Laws"), there has never been: (i) any material release, spill, discharge, leak, emission, escape, or dumping of any kind of any toxic or hazardous wastes or substances from, on, in or under the Property or into any environment surrounding the Property; (ii) any material disposal of toxic or hazardous waste or substances on the Property or related to the Property; and (iii) any material storage or treatment of toxic or hazardous waste or substances on, at, or related to the Property;

(g)   To the best of its knowledge, there is and has been no violation of any applicable Law, including, without limitation, mining and environmental Laws with respect to or concerning the conduct of operations upon the Property,;

(h)   There are no existing mineral production royalties or other payments of any kind that are payable with respect to the Property or any ores, minerals and mineral resources or anything else of value that may be mined and produced from the Property; and

(i)   Any and all taxes and assessments that have been levied or assessed against, upon or in connection with the Property that are due and owing have been paid.

2.2   TRC's Warranties and Representations. TRC represents and warrants to Owner that:

(a)   TRC is a corporation duly incorporated and validly existing under the laws of the State of Idaho;

(b)   TRC has the full right, power and authority to execute, deliver and perform this Agreement on the terms set forth herein; such execution, delivery and performance shall not violate any provision of TRC's articles or bylaws or any other contract, commitment or agreement to which TRC is a party; and such execution, delivery and performance has been duly authorized by all necessary corporate action;

3.   TERM

The term of this Agreement shall be for a period of twenty (20) years from the Effective Date (the "Initial Term") unless sooner terminated under the provisions of Section 11. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"). TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in Section 10.

4.   GRANT OF LEASE AND EXPLORATION AND MINING PRIVILEGE

4.1   Grant. Owner hereby grants to TRC, for the term specified in Section 3, a lease of the Property, including the exclusive right and privilege of entering upon the Property, to explore, prospect for and mine Minerals (defined in Section 4.2) and Mineral deposits contained upon or within the Property.

4.2   Definitions.   As used in this Section 4 and elsewhere in this Agreement, the following terms shall have the meanings assigned in this Section 4.2:

"Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a)   Conducting geologic, geophysical, geochemical, and other exploration studies and tests.

b)   Digging or excavating pits, adits, shafts, and other types of excavation.

c)   Drilling test holes.

d)   Excavating drill hole sites, sumps, and mud pits.

e)   Constructing roads reasonably required for ingress, egress, access to work and campsites, and communication.

f)   Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of Minerals, and shall include (without limitation) all preparation (other than Exploration) for the removal and recovery of Minerals, including the preparation of a feasibility study, and construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals.

"Minerals" shall mean any and all mineral substances of any nature, metallic or non-metallic, and all related ores and concentrates; excluding, however, oil, gas and other hydrocarbon substances.

5. PAYMENTS TO OWNER

5.1   TRC Shares.   Concurrently with the execution of this Agreement, Owner shall execute and deliver to TRC a Subscription Agreement in the form attached as Exhibit B (the "Subscription Agreement") and TRC shall issue Owner a total of 50,000 shares of TRC common stock. TRC further agrees to issue to Owner the following additional shares of TRC common stock on the dates set forth below, provided that this Agreement remains in effect on those dates:

April 1, 2006	75,000 shares
April 1, 2007	100,000 shares
April 1, 2008	150,000 shares

5.2   TRC Warrants.   Provided that this Agreement is still in effect, TRC further agrees to grant and deliver to Owner on April 1, 2006, Warrants to purchase up to Two Hundred Fifty Thousand (250,000) shares of TRC common stock at a price of $0.65 per share. The Warrants will have an expiration date of April 1, 2008, and will be substantially in the form and substance of the warrant attached as Exhibit C.

5.3   Restrictions on Shares.   Owner acknowledges that the stock certificates evidencing the shares of TRC common stock (the "TRC Shares") to be delivered pursuant to Section 5.1 and pursuant to the Warrants (if Owner exercises its rights under the Warrants) to be delivered pursuant to Section 5.2 carry a legend indicating that the TRC Shares have not been registered under the Securities Act of 1933, that the TRC Shares are restricted securities, and that such securities require a one-year holding period before they can be offered for sale.

5.4   Reimbursement for BLM Maintenance Filing.   TRC further agrees to reimburse Owner $4,000.00 on execution of this Agreement for Bureau of Land Management maintenance fees and County filing costs incurred in 2004 and 2005.

5.5   Sufficiency.   Owner acknowledges and agrees that the TRC Shares and the Warrants delivered and to be delivered pursuant to Sections 5.1 and 5.2, the reimbursement to be made pursuant to Section 5.4, and TRC's performance of its obligations under Section 13.3 constitute good, valuable and sufficient consideration for the grant of rights to TRC under this Agreement and the continuance of this Agreement during the Term and Renewal Term, regardless of whether or in what amount Royalty is being paid pursuant to Article 6.

6. ROYALTIES

6.1   Production Royalty.   Subject to Section 7 of this Agreement, TRC agrees to pay to Owner, as a production royalty (the "Royalty"), Two Percent (2%) of the Net Smelter Returns (defined in Section 6.2) upon all Minerals mined and removed from the Property. Notwithstanding any provision of this Agreement to the contrary, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which TRC receives payment or consideration. TRC shall have no obligation to pay any Royalty whatsoever on Minerals extracted from the Property for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations unless and until the same are subsequently sold.

6.2   Net Smelter Returns. The term "Net Smelter Returns" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by TRC: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including, without limitation, costs of loading transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; (ii) all charges and costs of or relating to milling, smelting and refining, (including, without limitation, processing, sampling, assaying, and weighing charges), unless already deducted by the purchaser; and (iii) all sales, use, gross receipts, severance, and other taxes, if any, payable with respect to the severance, production, removal, sale or disposition of Minerals from the Property, but excluding any taxes on net income, unless already deducted by the purchaser. In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that TRC would have incurred if such operations were carried out at facilities not owner or controlled by TRC then offering comparable services for comparable products on prevailing terms.

6.3   Payments.

A. Generally. Royalty payments shall be made by TRC, in accordance with Section 14, on or before the last day of each accounting month of TRC for all Minerals sold during the preceding accounting month by TRC.

B. Provisional Payments. In the event that any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to TRC's final determination, in accordance with Section 6.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 6.3.C.

C. <u>Adjustments.</u> In the event that TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of any subsequent payment.

D. <u>Statement.</u> At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated.

6.4   <u>Audits.</u> All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto, unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within ninety (90) days following the end of the calendar year during which such Royalty payments were paid. During the ninety (90) days period, Owner shall have the right, upon reasonable notice and at a reasonable time, to have TRC's accounts and records relating to the calculation of the Royalty paid during such calendar year audited by an independent certified public accountant acceptable to Owner and TRC. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly production royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of ten percent (10%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to make a claim on TRC for adjustment within the ninety (90) days period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

7.   ACCESS AND INSPECTION

Owner or his duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's gross negligence or willful misconduct.

8.   DELIVERY OF DATA

TRC shall deliver a report to Owner within sixty (60) days following the end of each year (December 31 of each year) disclosing and delivering a copy of all factual data and information and accounting for TRC's expenditures during the prior calendar year. Upon Termination of this Agreement, TRC shall deliver to Owner, within sixty (60) days of TRC's termination of this Agreement, all original or copied factual data and information, which shall include, but not limited to all reports, maps, figures, images, drawings, drill logs, drill chips and core, engineering, accounting and geological data, geophysical data and geochemical data and other factual data and factual material pertaining to the Property prepared by or acquired by TRC. Notwithstanding anything to the contrary expressed or implied by the foregoing, the Parties agree that: (1) TRC shall be under no obligation whatsoever to provide Owner with any interpretive or financial information or any information regarding proprietary techniques or processes, and in the event any such information is inadvertently provided to Owner, Owner shall maintain the same as confidential; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. TRC agrees to allow Owner or its agent (duly authorized in writing) to examine, at its place of storage, any core or drill cuttings from the Property that were retained by TRC after termination of this Agreement. TRC agrees to notify Owner if TRC chooses to discard any core or cuttings, whereupon Owner shall have ninety (90) days within which to remove, at Owner's sole cost, such core or cuttings as Owner chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said ninety (90) day period.

9.   TITLE

9.1   <u>Provision of Information.</u> Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of all abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, certificates of location, amendments or relocation, prior deeds, contracts, applications for patent, proofs of labor, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 9.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

9.2   <u>Title Defects and Cure.</u> If within ninety (90) days of the Effective Date of this Agreement-- (1) in the opinion of TRC's counsel, Owner's title is defective or less than as represented in Section 2, or (2) Owner's title is contested or questioned by any person, entity, or governmental agency -- and if Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend, or initiate litigation to protect Owner's title. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend, or protect Owner's title. If title is less than as represented in Section 2, then (and only then) Owner shall reimburse TRC all costs and expenses incurred by TRC in perfecting, defending, or correcting title (including, but without being limited to, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens, and encumbrances), unless the encumbrance or dispute arises from TRC's failure to perform obligations hereunder (in which case such costs shall be borne by TRC).

9.3   Amendment and Relocation. Upon Owner's written notification and permission, TRC shall have the right, at its sole discretion and expense, to relocate, amend or abandon the location of any of the mining claims included in the Property whenever TRC deems such action desirable in order to perfect the mining claims, cure defective locations, include additional ground in the mining claims, convert the mining claims to mill sites or for any other reason. Any such relocation, amendment or abandonment shall be made by TRC as agent for and in the name of Owner, except to the extent such mining claims are owned by a third party. Any new locations resulting from such actions or relocations shall be deemed part of the Property and shall be subject to all of the terms and conditions of this Agreement.

9.4   Lesser Interest. If within ninety (90) days of the Effective Date of this Agreement, it is determined that the rights and title granted hereunder are less than the rights and full undivided title to the Property as represented in Section 2 as of the Effective Date, then: (a) all payments to be made to the Owner hereunder shall be reduced to the same proportion thereof as the undivided rights and title granted hereunder; and (b) TRC shall be entitled to offset, against subsequent payments under Section 5 and Royalty payments payable to Owner under this Agreement, the amount of all payments made to Owner in excess of Owner's proper proportionate share prior to such time as it is determined that Owner owns less than the full undivided title to the Property.

9.5   No Limitation. Nothing herein contained and no notice or action that may be taken under this Section 11 shall limit or detract from TRC's right to terminate this Agreement at any time.

9.6   Patent. Upon request by TRC, Owner shall deliver to TRC a full and irrevocable power of attorney authorizing, and solely to be used for, TRC to apply for a United States mineral patent for all or any of the mining claims included in the Property, and Owner agrees not to object to, protest or adverse such application. If TRC, in its sole and absolute discretion and expense, elects to apply for such a patent, application shall be made in Owner's name (unless the mining claims are Additional Lands owned by a third party). Upon request by TRC, Owner shall execute any and all documents in connection with the patent application. Any mineral patent issued with respect to the Property shall become part of the Property subject to all of the terms and conditions of this Agreement.

9.7   Additional and After-Acquired Title. While this Agreement is in effect and pursuant to Section 1 of the Mineral Lease Agreement, if Owner now owns or subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Agreement.

9.8   Third Party Claims.   In the event, within ninety (90) days of the Effective Date of this Agreement, that any person or entity (other than Owner) claims or asserts or appears to hold any right, title or interest whatsoever in or to the Property (including without limitation the minerals in, on or under the Property) production therefrom or this Agreement, then the following shall apply: (i) TRC may deposit in a special escrow account any payments (including TRC Shares, Warrants and Royalty) otherwise due Owner; (ii) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods of appeal have expired; and (iii) TRC shall have the right to deduct from any Royalty Payments to Owner any amounts that TRC is required to pay to such third parties or that TRC reasonably elects to pay such third parties in satisfaction of their claims.

10.   FORCE MAJEURE

TRC shall be excused from the performance of its obligations of every kind under this Agreement during such period or periods as performance may be rendered impossible by force majeure, with the exception of the making of any payments due as provided in Sections 5 and 6. The time for performance of any obligation shall be extended for a period of time during which such performance was excused by reason of such force majeure. In addition, the Renewal Term shall be extended for all periods of force majeure. Force majeure shall mean war or war conditions, fire or acts of nature, strikes or other labor controversies, accident, riots or civil commotion, casualty, government regulation or interference, inability to obtain labor, material, or equipment on the open market, delay in transportation, plant breakdown, or any other cause not reasonably within the control of TRC and which, by the exercise of due diligence, TRC is unable, wholly or in part, to prevent or overcome. Notwithstanding the foregoing, TRC shall not be required to settle any strikes or labor disputes.

11.   TERMINATION

11.1   By TRC. TRC shall have the right to terminate this Agreement at any time by giving Owner written notice of TRC's election to so terminate. Upon the giving of such notice, this Agreement shall automatically terminate without further action of the parties, and TRC shall have no further rights, titles or interests or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 11.3.

11.2   Default/Termination by Owner.   If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. TRC shall have fifteen (15) days after receiving a notice of default to remedy a default in payment, and thirty (30) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion. If TRC fails to cure to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within fifteen (15) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, the Parties shall submit the matter to arbitration in accordance with Section 12 of this Agreement. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrators determine that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitral decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

11.3   Removal of Equipment/ Reclamation.   Following a termination of this Agreement pursuant to Section 3, 11.1 or 11.2, TRC shall have no further rights, titles or interests or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 11.3. TRC shall have one hundred and twenty (120) days from the termination of the Agreement to remove all structures, machinery, equipment, and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings.   Drill, mining, and other roads, sites, and excavations, made by TRC shall be left in safe condition, and said safe condition shall be in full and complete accordance and compliance with all federal, state, county, and local regulations and ordinances pertaining to reclamation and the environment.

11.4   Survival.   Owner's representations and warranties under Section 2, TRC's rights under Section 11.3, the indemnities under Section 13.7, and such other provisions of this Agreement as may be necessary to effectuate the intention of the Parties as expressed in this Agreement shall survive termination of this Agreement pursuant to Section 3, 11.1 or 11.2.

12.   ARBITRATION

Any controversy or claim arising out of, or in relation to, this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator(s) shall identify the prevailing party and shall award to the prevailing party its legal fees and other costs incurred in resolving the claim or dispute. Any related hearing or other proceeding shall be held in Reno, Nevada. The arbitrator(s) shall either be as mutually agreed by the Parties within thirty (30) days after written notice from either Party requesting arbitration, or failing agreement, shall be selected under the expedited AAA Rules provided, that the arbitrators so selected shall be knowledgeable with respect to the mining industry.

13. OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

13.1 <u>Conduct of Operations.</u> TRC shall conduct its operations hereunder in a good and miner-like manner, and shall endeavor in good faith to comply with all applicable laws, rules and regulations. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development, or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time (whether during the Initial Term or the Renewal Term of this Agreement) be conducted and the location, manner, method, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

13.2 <u>Protection from Liens.</u> TRC agrees to pay all expenses incurred by it in its operations hereunder and to permit no liens arising from any act of TRC to remain upon the Property, and to indemnify Owner against any liability to third persons resulting from TRC's operations hereunder**.**

13.3 <u>Annual Requirements.</u> TRC agrees to perform all work, filings, and payments required to maintain the Property pursuant to Federal, State, or County laws or regulations during the term of this Agreement. TRC agrees to pay all annual fees required to maintain the Property to the Bureau of Land Management and to the County prior to July 1 of each lease year, and to provide Owner with evidence of such payment. In the event TRC relinquishes any claims included in the Property pursuant to Section 1.2 prior to July 1 of any year, TRC shall have the obligations set forth in Section 1.2. All costs incurred under this Section 13.3 shall be Exploration Expenditures.

13.4 <u>Commingling.</u> TRC shall have the right of mixing or commingling, at any location and either underground, or at the surface, any ores, metals, minerals or mineral products from the Property and other properties, provided that TRC shall determine the weight or volume of, sample, and analyze all such ores, metals, minerals or mineral products before the same are so mixed, or commingled. The weight or volume, and the analysis so derived, shall be used as the basis of allocation of Net Smelter Return production royalties payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

13.5   Cross-Mining Rights and Vertical Boundaries. TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

13.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents.

13.7   Indemnities. TRC shall indemnify and hold harmless Owner from and against any and all damage, liability, obligation, claim, demand, judgment, action, cost, loss and expense (including without limitation reasonable attorneys' fees) (collectively, "Claims") arising as a result of TRC's operations on the Property pursuant to this Agreement; however, TRC shall have no liability for and no obligation to indemnify or hold harmless Owner from and against Claims arising from or relating to any adverse environmental conditions on the Property as of the Effective Date. Owner shall indemnify and hold harmless TRC from and against any and all Claims arising from or relating to: (a) the breach by Owner of any of its representations and warranties as set forth in Section 2.1, (b) the conduct of operations on the Property by Owner prior to the Effective Date; and (c) any adverse environmental conditions on the Property as of the Effective Date.

13.8   Insurance.3 Liability and Insurance. Before the commencement of exploration, development and mining operations on the Property, TRC shall obtain and carry a policy of public liability insurance naming the Owners as additional named insured in the amount of $1,000,000.00 or more for personal injury and $100,000.00 for property damage, protecting Owners against any claims for injury to persons or damage to property resulting from TRC's operations. TRC shall provide Owners with a certificate of insurance evidencing such insurance.

14.   NOTICES AND PAYMENTS

14.1   Notices. Any notice required to be given to Owner hereunder shall be given by registered or certified mail, return receipt requested, addressed as follows:

Western Goldfields, Inc.
961 Matley Lane, Suite 120
Reno, NV 89502
Attention: Thomas Callicrate, Vice President - Exploration

and any notice given to TRC shall be given by registered or certified mail, return receipt requested, addressed as follows:

Timberline Resources Corporation
P.O. Box 5034
Spokane, WA 99205
Attention: Stephen V. Goss, President

or to such other addresses as hereafter shall be forwarded in writing by either party from time to time. Except as otherwise provided herein, service or notice or delivery of information shall be effective and complete upon personal delivery or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

14.2   Payments. Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

15.   TAXES.

15.1   Real and Personal Property Taxes. During the term of this Agreement, TRC shall pay all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the Property and all taxes and assessments levied or assessed upon or against the personal property of TRC or Owner located on or about the Property.

15.2   Taxes Related to Operations. During the term of this Agreement, TRC shall pay all taxes, assessments and fees imposed or assessed in connection with the production of Minerals from the Property or other activities of TRC pursuant to this Agreement, including without limitation, any net proceeds, production, occupation, sales, severance, privilege, or other similar or related taxes. All such taxes shall be deducted from Net Smelter Returns as provided in Section 6.2.

15.3   Limitations. TRC shall not be obligated to pay any taxes assessments or fees under this Section 15 that are allocable to portions of any year in which this Agreement is not in force. Each of TRC and Owner shall be responsible for payment of income taxes on their own respective incomes.

15.4   Cooperation. Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee described in this Section 15.

16.   GENERAL

16.1   Memorandum. The Parties to this Agreement shall execute and record, in the real property records of Shoshone County, Idaho a Memorandum of this Agreement in the form attached as Exhibit D. In the event of any conflict or inconsistency between this Agreement and the Memorandum, this Agreement shall control.

16.2   Governing Law. It is mutually understood and agreed that the rights and obligations of the parties under or related to this Agreement shall be governed in accordance with and by the laws of the State of Nevada (without regards to choice of laws provisions), both as to interpretation and performance, and that any action at law, suit in equity or judicial proceeding for the enforcement of an arbitral award (entered in connection with an arbitration under Section 15) shall be instituted only in the courts of Washoe County in the State of Nevada and maintained only in any court of competent jurisdiction in Washoe County to the State of Nevada. In the event such suit or action is filed by any Party, the prevailing Party shall be entitled to recover, in addition to all other costs, damages and rewards, its reasonable attorney fees in connection with such suit or action (including any trial, appeal and petition for review).

16.3   Severability and Construction. In the event that any court or administrative body (including, for purposes of this Agreement, any arbitrators under Section 12) of competent jurisdiction determines that any provision of this Agreement is unenforceable, illegal or in conflict with any federal, state, or local law, the Parties shall petition (or shall hereby be deemed to have petitioned) such court or administrative body to reform such provision in such a way as to carry out the intent of the Parties to the maximum extent permissible. However, if the court or administrative body declines to so act, such provision shall be considered severable from the rest of this Agreement the other provisions of this Agreement shall remain unaffected and in full force and effect, and this Agreement shall be construed and enforced as if it did not contain such provision. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement.

16.4   Whole Agreement. This Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Letter of Intent referenced in the Recitals.

16.5   Assignments and Transfers. This Agreement and the terms and the conditions hereof shall be freely assignable and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that: (a) no transfer, assignment, or division of the TRC Shares, Warrants, Royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties; and (b) no assignment or transfer by Owner or TRC shall be effective until TRC or Owner has received written notice of such assignment or transfer (as specified in the next sentence) and a designation of agent as required under Section 14.2. Upon an assignment or transfer, the assigning Party and its assignee shall give written notice of such assignment to the non-assigning Party, specifying therein the name(s) and address(es) (for notices and payments) of the assignee and the rights, titles and interests assigned. Transfer of the TRC Shares and Warrants shall be subject to those restrictions set forth in Article 5, in the Subscription Agreement to be executed by Owner pursuant to Section 5.1, on the TRC Shares, and in the Warrants.   Following an assignment or transfer by Owner or TRC, the assignee or transferee shall be deemed to be included in the term "Owner" or "TRC" for all purposes of this Agreement.

16.6   Legal Advice. Owner and TRC expressly acknowledges that they have sought (or has had the opportunity to seek) the advice of Owner's and TRC's own legal counsel to assist Owner and TRC in negotiating and reviewing this Agreement. Owner and TRC expressly acknowledges that Owner and TRC are not relying on any oral or written statement (not expressly set forth in this Agreement) made by Owner and TRC, its officers, employees or agents regarding any matters pertaining to this Agreement.

16.7   Binding Effect. All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

16.8   Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first above set forth.

WESTERN GOLDFIELDS, INC.
an Idaho corporation

By: _____
Thomas Callicrate, Vice President - Exploration

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

By: _____
Stephen Goss, President

STATE OF NEVADA)
)ss
COUNTY OF Washoe)

On this, the 30th day of August, 2005, before me, the undersigned Notary Public, personally appeared Thomas Callicrate, known to me to be the Vice President – Exploration of Western Goldfields, Inc., an Idaho corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:



WENDY VALERIA ESQUIBEL
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 05-98379-2 - Expires July 21, 2009

Notary Public

STATE OF WASHINGTON)
)ss
COUNTY OF SPOKANE)

On this, the 13th day of September, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation, an Idaho corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires: 9/13/06



ROSS L. ADAMS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES AUG. 13, 2006

Notary Public

18

EXHIBIT "A"
To Mineral Lease Agreement Between
Western Goldfields, Inc. and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Shoshone County, Idaho

CLAIM NAME	BLM IMC #	COUNTY RECORDING #
NAT 19	IMC 183867	393788
NAT 20	IMC 183868	393789
NAT 21	IMC 183869	393790
SB 1	IMC 183870	393791
SB 2	IMC 183871	393792
SB 3	IMC 183872	393793
SB 4	IMC 183873	393794
SB 5	IMC 183874	393795
SB 6	IMC 183875	393796
SB 7	IMC 183876	393797
SB 8	IMC 183877	393798
SB 9	IMC 183878	393799
SB 10	IMC 183879	393800
SB 11	IMC 183880	393801
SB 12	IMC 183881	393802
SB 13	IMC 183882	393803

EXHIBIT "B"
To Mineral Lease Agreement Between
Western Goldfields, Inc. and
Timberline Resources Corporation

FORM OF WARRANTS

See attached

EXHIBIT "C"
To Mineral Lease Agreement Between
Western Goldfields, Inc. and
Timberline Resources Corporation

FORM OF SUBSCRIPTION AGREEMENT

See attached

EXHIBIT "D"
To Mineral Lease Agreement Between
Western Goldfields, Inc. and
Timberline Resources Corporation

FORM OF MEMORANDUM OF AGREEMENT

AFTER RECORDING, PLEASE RETURN
RECORDED INSTRUMENT TO:
Timberline Resources Corporation
P.O. Box 5034
Spokane, WA 99205
Attn: Mr. Stephen V. Goss

MEMORANDUM OF MINERAL LEASE AGREEMENT

This Memorandum of Mineral Lease Agreement ("Memorandum") is executed as of the ________ day of _______, 2005 (the "Effective Date"), by and between WESTERN GOLDFIELDS, INC., an Idaho corporation ("Owner"), whose address is 961 Matley Lane, Suite 120, Reno, Idaho 89502, and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation ("TRC"), whose address is P.O. Box 5034, Spokane, WA 99205. Owner and TRC may be referenced collectively as the "Parties" or, singly, as a "Party."

WHEREAS, Owner holds the entire and exclusive possessory interest, subject only to the paramount title of the United States, to the unpatented lode mining claims situated in unpatented lode mining claims situated in Shoshone County, Idaho, known as the SB and NAT claim groups, which are hereinafter referred to as the "Property" and are more fully described in Exhibit A attached hereto, and

WHEREAS, Owner and TRC have entered into a Mineral Lease Agreement (the "Agreement") dated as of the Effective Date, pursuant to which TRC has been granted the exclusive right and privilege to explore for, develop, and mine any ores, minerals, and materials on or under the Property;

WHEREAS, Owner and TRC desire to execute this Memorandum in order to provide record notice of the Agreement pursuant to the laws of the State of Idaho.

NOW, THEREFORE, in consideration of the covenants expressed in this Memorandum and in the Agreement itself, the Parties agree as follows:

1. PROPERTY DESCRIPTION

The Property that is the subject of this Agreement consists of those unpatented mining claims located in Shoshone County, Idaho, that are described in the attached Exhibit A.

2. TERM

The term of this Memorandum and of the Agreement shall be for a period of twenty (20) years from the Effective Date (the "Initial Term") unless sooner terminated under the provisions of the Agreement. Owner grants TRC the right to renew this Agreement for an additional twenty (20) year period, or for as long as TRC explores or mines the Property, whichever is longer (the "Renewal Term"), unless sooner terminated under the provisions of the Agreement. TRC may exercise its right to renew this Agreement by written notice to Owner given at any time prior to expiration of the Initial Term. The Renewal Term shall be extended for all periods of force majeure, as provided in the Agreement.

3. GRANT OF LEASE AND EXPLORATION AND MINING PRIVILEGE

Owner has granted in the Agreement and hereby does grant to TRC, for the term specified in Section 2, a lease of the Property, including the exclusive right and privilege of entering upon the Property, to explore, prospect for and mine Minerals (as those terms are defined in the Agreement) and Mineral deposits contained upon or within the Property.

4. PAYMENTS TO OWNER

5.2   Initial Consideration.   Owner acknowledges the receipt of good, lawful and adequate consideration from TRC for and upon execution of the Agreement. Owner further acknowledges that the Agreement provides for additional good and adequate consideration to Owner to be delivered at the times, in the manner, in the form and in the amounts specified therein, subject to TRC's rights of termination.

5.3   Payments.   Owner, for itself and its heirs, executors, administrators, successors and assigns, agrees that there shall at all times be kept in force with TRC a designation, in writing and duly acknowledged, of the name and address of one agent to receive all payments due hereunder and to acknowledge receipt of same. TRC may require reasonable evidence that any such designation is duly executed and acknowledged by and delivered on behalf of all the then Owners. TRC shall not be obliged to deliver more than one check for each payment that becomes due under this Memorandum or the Agreement except to replace a check lost or destroyed. Until the agent designated to receive payments on behalf of Owner is changed as herein provided, TRC shall discharge its obligations to make payments hereunder by tending payment to the agent last duly designated hereunder by Owner.

5   TITLE AND RELATED MATTERS

5.1   Additional and After-Acquired Title. **W**hile this Agreement is in effect and pursuant to Section 1 of the Mineral Lease Agreement, if Owner now owns or subsequently acquires any further right, title or interest in or to the Property. Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Memorandum and of the Agreement.

5.2　Cross-Mining Rights and Vertical Boundaries.　TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon, or under the Property or in, upon, or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property.

6.　GENERAL

16.9　Memorandum.　This Memorandum has been executed solely for the purpose of providing record notice of the Agreement pursuant to the laws of the State of Idaho.　In the event of any conflict or inconsistency between the Agreement and this Memorandum, this Agreement shall control.　Nothing in this Memorandum is intended to create, and nothing in this Memorandum shall be construed as creating, rights or obligations in addition to or different from those contained in the Agreement.

16.10　Governing Law.　This Memorandum and the Agreement shall be governed by the laws of the State of Nevada (including choice of law rules), and by the laws, rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.

16.11　Whole Agreement.　This Memorandum and the Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties (other than the Agreement and attached Exhibits) with respect to the subject matter of this Memorandum.

16.12　Assignments and Transfers.　The Agreement (including this Memorandum) and the terms and the conditions thereof are and shall be freely assignable and are and shall be binding upon and extend to the successors, heirs, and assigns of the Parties; provided, however, that: (a) no transfer, assignment, or division of the advance minimum royalties, Royalty or other monies payable or the rights hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of the Parties; and (b) no assignment or transfer by Owner or TRC shall be effective until Owner or TRC has received written notice of such assignment or transfer (as specified in the next sentence) and a designation of agent as required under Section 14.2 of the Agreement).　Upon an assignment or transfer, the assigning Party shall give written notice of such assignment to the non-assigning Party, specifying therein the name(s) and address(es) (for notices and payments) of the assignee and the rights, titles and interests assigned. Following an assignment or transfer by TRC or Owner, the assignee or transferee shall be deemed to be included in the term "TRC" or "Owner" for all purposes of the Agreement.

16.13　Binding Effect.　All covenants, conditions and terms of this Memorandum and the Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, personal representatives and assigns.

16.14　Counterparts. This Memorandum may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

IN WITNESS WHEREOF, this Memorandum has been executed to be effective as of the date first above set forth.

WESTERN GOLDFIELDS, INC.
an Idaho corporation

By: _____
Thomas Callicrate, Vice President - Exploration

TIMBERLINE RESOURCES CORPORATION,
an Idaho corporation

By: _____
Stephen Goss, President

STATE OF NEVADA   )
)ss
COUNTY OF _____)

On this, the ____ day of _____, 2005, before me, the undersigned Notary Public, personally appeared Thomas Callicrate, known to me to be the Vice President – Exploration of Western Goldfields, Inc., an Idaho corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:

_____
Notary Public

STATE OF WASHINGTON   )
)ss

COUNTY OF SPOKANE   )

On this, the _____ day of _____, 2005, before me, the undersigned Notary Public, personally appeared Stephen Goss, known to me to be the President of Timberline Resources Corporation, an Idaho corporation, and the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes contained therein on behalf of the corporation.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:

_____
Notary Public

EXHIBIT "A"
To Memorandum of Mineral Lease Agreement
Between
Western Goldfields, Inc. and
Timberline Resources Corporation

Unpatented Lode Mining Claims (the "Property")
Shoshone County, Idaho

CLAIM NAME	BLM IMC #	COUNTY RECORDING #
NAT 19	IMC 183867	393788
NAT 20	IMC 183868	393789
NAT 21	IMC 183869	393790
SB 1	IMC 183870	393791
SB 2	IMC 183871	393792
SB 3	IMC 183872	393793
SB 4	IMC 183873	393794
SB 5	IMC 183874	393795
SB 6	IMC 183875	393796
SB 7	IMC 183876	393797
SB 8	IMC 183877	393798
SB 9	IMC 183878	393799
SB 10	IMC 183879	393800
SB 11	IMC 183880	393801
SB 12	IMC 183881	393802
SB 13	IMC 183882	393803

EXHIBIT "E"
To Mineral Lease Agreement Between
Western Goldfields, Inc. and
Timberline Resources Corporation

When recorded return to:

Western Goldfields, Inc.
Thomas E. Callicrate
961 Matley Lane, Suite 120
Reno, Nevada 89502

NOTICE OF NON-RESPONSIBILITY

Pursuant to NRS 108.234, Western Goldfields, Inc., a Nevada Corporation hereby give notice that they will not be responsible for materials furnished to or labor performed on the NAT 19-21 and SB 1-31 unpatented lode mining claims situated in Shoshone County, Idaho.

This notice pertains to any work performed by or at the request of Timberline Resources, Inc., an Idaho corporation, or any of its contractors, subcontractors, parents or subsidiary corporations, or other providers of services and materials to the patented and unpatented lode mining claims.

Dated this 31st day of August, 2005

WESTERN GOLDFIELDS, INC.
A Nevada Corporation

By: [signature]
Thomas E. Callicrate

STATE OF NEVADA)
) SS
COUNTY OF WASHOE)

On this 30th day of August, 2005 personally appeared before me, a Notary Public, Thomas E. Callicrate, Vice President Exploration of WESTERN GOLDFIELDS, INC., a Nevada corporation, who acknowledged that he executed the within Notice of Non-Responsibility.

IN WITNESS THEREOF I have hereunto set my hand and official seal.

My Commission Expires:



WENDY VALERIA ESQUIBEL
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 05-98379-2 - Expires July 21, 2009

NOTARY PUBLIC

11

Exhibit 10.10



Timberline Resources Corporation

P.0. BOX 5034   SPOKANE, WASHINGTON 99205   PHONE (509) 747-5225
OTC –TBLC   FAX (509) 747-5250

August 12, 2005

Renegade Exploration Inc.
c/o Boies Hall
2395 Firewide Circle
Reno, NV 89509

Dear Mr. Hall,

On September 2, 2004, Renegade Exploration, Inc. (hereinafter referred to as "Owner") and Timberline Resources Corporation (hereinafter referred to as "TRC") entered into a Letter of Intent (hereinafter "LOI") regarding Renegade's "S" group of unpatented mining claims located in Esmeralda County, Nevada. In September of 2004, Owner and TRC agreed that the LOI would be contingent on the acquisition by TRC of the Sanger Mine claims held by R. Moody. The Moody claims have not yet been acquired, and the terms of the original LOI have not been fulfilled.

Owner and TRC agree that this letter will serve to amend and restate the terms of the original LOI dated September 2, 2004.

Now, therefore, this letter dated August 12, 2005 is intended to set forth our basic understanding whereby Renegade Exploration Inc. (as "Owner") agrees to grant TIMBERLINE RESOURCES CORPORATION, an Idaho Corporation, ("TRC") the exclusive right of ingress and egress to prospect, explore and mine for mineral deposits upon or within the unpatented lode mining claims known as the S 1-8 and S 11, BLM Serial Numbers NMC 868919 -868927, located in portions of Sections 25 and 36, Township 2 South, Range 37 East, Mount Diablo Meridian, in Esmeralda County, Nevada.   The unpatented mining claims comprising the S claim group will hereinafter be referred to as the "Property" or the "claims."

The term of the original Letter of Intent became effective as of May 15, 2004. Owner and TRC now wish to extend the term of this amended LOI dated August 12, 2005, for a period of one year, until August 12, 2006, or until this Letter of Intent is superseded by a Mineral Lease Agreement incorporating the terms described herein.

"Explore" or "Prospect" shall have reference to entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

> a) conducting geologic, geophysical, geochemical, and other exploration studies and tests;
>
> b) drilling test holes;
>
> c) constructing roads reasonably required for ingress, egress, access to work and campsites, and communication;
>
> d) extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

In consideration of the exclusive prospecting privilege granted by the LOI of September 2, 2004, TRC has reimbursed Owner for all filing and maintenance fees due to the Bureau of Land Management or other government bodies in order to acquire and hold the claims. TRC will reimburse Owner for all maintenance and filing fees required to hold the claims during assessment year ending August 31, 2005, and every year thereafter during continuance of the formal Agreement.

TRC may at any time terminate this Letter of Intent by giving written notice to Owner, and thereupon TRC shall be released from all further obligations and liabilities. Owner and TRC agree that the following terms and conditions shall be incorporated into a formal Mineral Lease Agreement to be executed by Owner and TRC after the acquisition of the Sanger Mine unpatented claims by TRC:

1.   The Agreement shall become effective on execution by all parties, unless this Letter of Intent is sooner cancelled by TRC as hereinafter provided.

2.   Owner shall grant to TRC the exclusive right of ingress and egress to prospect, explore, and mine for mineral deposits contained upon or within the Property for a period of twenty (20) years, renewable at TRC's option for an additional twenty (20) years, or for as long as TRC explores or mines the Property for minerals or ore deposits, whichever is longer, unless sooner terminated by TRC.

3.   TRC agrees to pay to Owner initial compensation of $1,000.00 on the execution date of this LOI, and the following sums, payable on the dates specified, during continuance of the formal Mineral Lease Agreement:

On signing of Mineral Lease	$ 5,000
1st anniversary of Mineral Lease	$ 5,000
2nd anniversary of Mineral Lease	$10,000
3rd anniversary and annually thereafter	$25,000

TRC further agrees to issue to Owner a total of 10,000 shares of TRC common stock upon signing of the formal Mineral Lease Agreement and an additional 10,000 shares on the one year anniversary of the Mineral Lease. The stock certificates issued will carry a legend indicating that the shares have not been registered under the Securities Act of 1933 and are restricted securities. Such securities require a one-year holding period before they can be offered for sale.

4.   TRC agrees to pay Owner one percent (1%) of the Net Smelter Returns (gold equivalent) (hereinafter designated as "NSR") upon all minerals mined and removed from the claims.

The term "Net Smelter Returns" (NSR) as used herein shall mean the net sales proceeds received by TRC less (i) the actual costs of freighting or transporting said ores, metals, minerals, and concentrates to the point or points of sale, unless already deducted by the purchaser, (ii) all mill or smelter processing, sampling, assaying, and weighing charges, unless already deducted by the purchaser, and (iii) all gross production taxes, severance taxes, and similar taxes on or measured by production, together with sales taxes borne by TRC, but without any other deductions whatever. In the event such smelter or other processor is owned or controlled by TRC or any of its affiliates, the Net Smelter Return shall be computed in accordance with usual custom smelting or processing practices the same as if such smelting or other processing were for a third party.

Owner further agrees to grant TRC the option, which may be exercised at any time, for TRC to acquire the one per cent (1%) Net Smelter Return royalty interest of Owner for a cash payment of Five Hundred Thousand Dollars ($500,000.00).

5.   TRC agrees to pay all annual fees required to maintain the claims to the Bureau of Land Management prior to July 1 of each lease year, and to provide Owner evidence of such payment. In the event TRC elects to drop any of the claims, TRC agrees to notify Owner prior to July 1, and to execute quit claim deeds or other documents necessary to convey all interest in the claims back to Owner.

6.   TRC agrees to furnish Owner all geologic data generated from TRC's activity on the claims.

7.   TRC and Owner agree that an Area of Interest will be established around each claim group. The Area of Interest shall be defined as that area within one mile of the exterior boundaries of each claim group, but will exclude

any existing claims held by third parties on the date of this Letter of Intent. Any unpatented mining claims staked by TRC within the Area of Interest shall be included in and subject to the formal Mineral Lease Agreement. If the event that TRC elects to abandon any newly staked claims within the Area of Interest, TRC agrees to quitclaim such claims to Owner.

8. TRC agrees to perform all work, filings, and payments required to maintain the claims pursuant to Federal, State, or County laws or regulations during the term of the Agreement.

9. TRC agrees to indemnify and hold Owner harmless from TRC's operations on the claims.

10. The formal Agreement shall include a standard force majeure clause and a standard representation of title clause.

11. It is understood that TRC may, at any time, terminate the Agreement by giving written notice to Owner, and thereupon TRC shall be released from all further obligations and liabilities.

If the foregoing meets with your approval, please execute and return the duplicate original of this letter.

Sincerely,



Stephen Goss
President

Approved and accepted this 21st day of August, 2005

By: ______________________
Boies Hall
Renegade Exploration Inc,

88-0360883
Tax Payer ID Number

Exhibit 10.11

CONSULTING SERVICES AGREEMENT

This Agreement, dated this 1st day of January, 2005 between Stephen Goss, 36 W. 16th Avenue, Spokane, Washington 99203 (hereinafter referred to as Consultant), and **Timberline Resources Corporation** P.O. 5034, Spokane, WA 99205 (hereinafter referred to as Timberline).

WITNESSETH:

WHEREAS, Consultant has experience in administration of small companies and related activities; and

WHEREAS, Timberline desires to have available to itself the professional services of Consultant with respect to various matters;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. Scope of Services – Consultant shall render such consulting and advisory services to Timberline at such times as shall be mutually agreed upon by Consultant and Timberline's Representative during the term of this Agreement. Consultant agrees to perform these services as set forth in Exhibit A, SCOPE of WORK, attached hereof and made a part hereof.

2. Term of Agreement – This Agreement will commence on the date appearing above and shall continue in effect until December 31, 2005. Either Consultant or Timberline may terminate this Agreement with or without cause by providing the other party a (10) ten day written notice of termination.

3. Authorized Representative – Representative for Timberline shall be Paul Dircksen, or any representative selected by the Board of Directors of Timberline. Representative for Consultant shall be Stephen Goss.

4. Confidentiality – Timberline and Consultant acknowledge that during the performance of service Consultant may acquire, produce or become aware of certain confidential information pertaining to Timberline. Consultant hereby agrees that during and for a period of one year form the expiration date of this Agreement to keep such matters in confidence, except what may come into the public domain through sources beyond control of Consultant, or as may be permitted in writing by Timberline, or required by law. Consultant shall not to acquire or seek to acquire any mineral interests, for himself or the benefit or

others, within a two mile area of influence surrounding any of Timberline's mining properties, without the express written consent of Timberline.

5. Standards of Performance – Consultant will deliver the services under this Agreement in a thorough, efficient and professional manner, promptly and with due diligence and care, and in accordance with the standard practices in the Consultant's profession.

6. Independent Contractor – Consultant represents that he is fully experienced, properly qualified, equipped, organized, and financed to perform the work and services under this Agreement. Consultant shall act as an independent contractor, and nothing contained in this Agreement shall imply any contractual relationship of employment between Contractor and Timberline.

7. Indemnity – Consultant agrees to indemnify and save harmless Timberline against any liabilities, arising from, or in consequence of, any negligent acts or omissions by the Consultant while performing services under the terms of this Agreement.

8. Compensation – Timberline agrees to pay Consultant for professional services at the rate of US $40.00 per hour, to a maximum of $320 per day, regardless of the number of hours worked. Applicable and properly incurred expenses shall be reimbursed at cost. Vehicle mileage shall be reimbursed at $0.34 per mile, or the current rate allowed by the Internal Revenue Service. Consultant will itemize fees and expenses in a monthly invoice and Timberline will remit payment within 10 days of receiving invoice.

9. Applicable Law – For all purposes, this Agreement will be governed exclusively by and construed and enforced in accordance with the laws of the State of Washington.

IN WITNESS WHEREOF, the Parties hereby have executed this Agreement on the 1st day of January, 2005

TIMBERLINE	**CONSULTANT**
By: [signature]	By: [signature]
Paul Dircksen Director	Stephen Goss

EXHIBIT A

SCOPE OF WORK

Consultant shall perform Services as President of Timberline Resources Corporation, in accordance with the oversight of the Board of Directors. Consultant agrees , as follows:

- To provide an office for the Company, and maintain the Corporate files and records;

- To prepare and monitor agreements for property acquisition, file mining claims, and maintain compliance with State business regulations;

- To pay all bills, invoices and other obligations of the Company, and to work with the Secretary/Treasurer to insure that proper financial controls are in place

- To assist with investor relations, website preparation and corporate promotion;

- To investigate and evaluate methods of raising capital and to research the application process to list on higher level stock exchanges in the US and Canada

Exhibit 10-12

CONSULTING SERVICES AGREEMENT

This Agreement, dated this 1st day of April, 2005 between **Paul Dircksen,** 1212 Ash Avenue, Coeur d'Alene, ID (hereinafter referred to as Consultant), and **Timberline Resources Corporation** P.O. 5034, Spokane, WA 99205 (hereinafter referred to as Timberline).

WITNESSETH:

WHEREAS, Consultant has considerable expertise in geologic evaluation, business development and related activities; and

WHEREAS, Timberline desires to have available to itself the professional services of Consultant with respect to various matters;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. Scope of Services – Consultant shall render such consulting and advisory services to Timberline at such times as shall be mutually agreed upon by Consultant and Timberline's Representative during the term of this Agreement. Consultant agrees to perform these services as set forth in Exhibit A, SCOPE of WORK, attached hereof and made a part hereof.

2. Term of Agreement – This Agreement will commence on the date herein and shall continue on a month to month basis until December 31, 2005, unless earlier terminated by either party. Either Consultant or Timberline may terminate this Agreement with or without cause by providing the other party a (10) ten day written notice of termination.

3. Authorized Representative – Representative for Timberline shall be Stephen Goss; and Representative for Consultant shall be Paul Dircksen.

4. Project Documentation – Consultant agrees to confer with Timberline's Representative, furnish reports of progress as requested, and deliver to Timberline as soon as practicable all data and information relating to the work. All data, reports and other information developed by Consultant under this Agreement shall become the sole property of Timberline.

5. Confidentiality – Timberline and Consultant acknowledge that during the performance of service Consultant may acquire, produce or become aware of certain confidential information pertaining to Timberline. Consultant hereby

agrees that during and for a period of one year form the expiration date of this Agreement to keep such matters in confidence, except what may come into the public domain through sources beyond control of Consultant, or as may be permitted in writing by Timberline, or required by law.

6. Standards of Performance – Consultant will deliver the services under this Agreement in a thorough, efficient and professional manner, promptly and with due diligence and care, and in accordance with the standard practices in the Consultant's profession.

7. Independent Contractor – Consultant represents that he is fully experienced, properly qualified, equipped, organized, and financed to perform the work and services under this Agreement. Consultant shall act as an independent contractor, and nothing contained in this Agreement shall imply any contractual relationship of employment between Contractor and Timberline.

8. Indemnity – Consultant agrees to indemnify and save harmless Timberline against any liabilities, arising from, or in consequence of, any negligent acts or omissions by the Consultant while performing services under the terms of this Agreement. Timberline agrees to indemnify and save harmless Consultant against any liabilities, arising from, or in consequence of, any negligent acts or omissions by Timberline while performing services under the terms of this Agreement.

9. Compensation – Timberline agrees to pay Consultant for professional services at the rate of US $400.00 per day. Services performed by Consultant taking less than a full day may be prorated and billed at less than the full daily rate. Applicable and properly incurred expenses shall be reimbursed at cost. Consultant will itemize fees and expenses in a monthly invoice and Timberline will remit payment within 10 days of receiving invoice.

10. Applicable Law – For all purposes, this Agreement will be governed exclusively by and construed and enforced in accordance with the laws of the State of Washington.

IN WITNESS WHEREOF, the Parties hereby have executed this Agreement on the 1st day of April, 2005

TIMBERLINE	**CONSULTANT**
By: [signature]	By: [signature]
Stephen Goss	Paul Dircksen
President	Consultant



EXHIBIT A

SCOPE OF WORK

Consultant shall perform Services authorized by Stephen Goss, President of Timberline, or his designate, as follows:

- Serve as a Director of the Company.

- Evaluate mineral prospects and business opportunities.

- Assist in promotion and fund raising for the Company, including preparation of investor material and press releases.

- Supervise and direct geologic staff.

Exhibit 10.13

TIMBERLINE RESOURCES CORPORATION

2005 EQUITY INCENTIVE PLAN

Adopted February 7, 2005
Approved by Shareholders September 23, 2005
Termination Date: February 7, 2010

1. PURPOSES.

(a) **Available Stock Awards.** The purpose of this Plan is to provide a means by which Eligible Recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Non-qualified Stock Options, (iii) Stock Bonuses, and (iv) Stock Appreciation Rights.

(b) **General Purpose.** The Company, by means of this Plan, seeks to retain the services of Eligible Recipients, to secure and retain the services of new members of this group, and to provide incentives for Participants to exert maximum efforts for the success of the Company and its Affiliates.

2. DEFINITIONS.

(a) "*Affiliate"* of the Company means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in §§424(e) and (f), respectively, of the Code.

(b) "*Board*" means the board of directors of the Company, as such board may be duly constituted from time to time.

(c) *"Bonus Shares"* means the shares of Common Stock issued or issuable pursuant to an award of a Stock Bonus.

(d) *"Business of the Company"* as of any designated date means (i) mineral exploration and development, and (ii) any other business conducted or publicly announced by the Company or any of its Affiliates, if any, as of such date.

(e) Termination for *"Cause"* means termination of a Participant's employment or other association with the Company principally due to and within thirty (30) days following actual knowledge of the Board of any of the following:

(i) indictment, conviction or a plea of *nolo contendre* of the Participant of any crime involving moral turpitude, or any felony;

(ii) any willful misconduct, gross negligence, or gross neglect of the Participant's duties to the Company;

(iii)   any illegal use by the Participant of any controlled substances, or any severe alcoholic intoxication on Company premises;

(iv)   any discrimination by the Participant against or harassment of the Company's employees, customers, vendors or guests, which behavior is illegal or civilly actionable under federal or state law;

(v)   falsification of any report or document (regardless of medium) by the Participant, related to the business of the Company;

(vi)   failure to use best efforts to comply with any reasonable legal directive of the Board or of the Company's Chief Executive Officer, which failure continues after warning;

(vii)   any repeated material violation of any generally applicable written Company policy; or

(viii) any breach by the Participant of any Employment Agreement or Confidentiality Agreement to which the Participant may be subject, which breach is not cured to the Company's reasonable satisfaction within ten (10) days following written notice thereof by Company to the Participant.

Occasional, unrelated, unrepeated, ordinary mistakes shall not constitute grounds for termination of a Participant for Cause, for purposes of this Plan.

(f)   *"Change of Control"* means (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a consolidation or merger of the Company with or into any other corporation or other entity, or a merger of another corporation or other entity into the Company, or any other corporate reorganization, in connection with any of which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization, or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred.

(g)   "*Code*" means the Internal Revenue Code of 1986, as amended.

(h)   "*Committee*" shall have the meaning set forth in §3(a), below.

(i)   "*Common Stock*" means the voting Common Stock of the Company.

(j)   "*Company*" means Timberline Resources Corporation, an Idaho corporation.

(k)   "*Consultant*" means any person (i) engaged full-time or part-time by the Company or an Affiliate of the Company to render consulting or advisory services and who is compensated for such services, or (ii) who is a member of the board of directors of an Affiliate of the Company.

(l) "*Continuous Service*" of a Participant means that the Participant's service with the Company or an Affiliate of the Company, whether as an Employee, Director or Consultant, is not interrupted. A Participant's Continuous Service shall not be deemed to have been interrupted merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate of the Company as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service (for example, a change in status from an Employee of the Company to a Consultant of an Affiliate of the Company or a Director of the Company will not constitute an interruption of Continuous Service). Authorized vacations and other authorized leaves of absence (such as sick leave, military leave, maternity leave, and jury duty) shall not result in interruption of Continuous Service. The Board shall determine in its sole discretion whether Continuous Service shall be considered interrupted in the case of any unauthorized leave of absence of a Participant.

(m) "*Director*" means a member of the Board, as the Board may be duly constituted from time to time.

(n) "*Disability*" means the permanent and total disability of a person within the meaning of §22(e)(3) of the Code.

(o) *"Eligible Recipients"* means the Employees, Directors and Consultants of the Company.

(p) "*Employee*" means any person employed by the Company or an Affiliate of the Company. Mere service as a Director or payment of a director's fee by the Company or an Affiliate of the Company shall not be sufficient to constitute "employment" by the Company or an Affiliate of the Company.

(q) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(r) "*Fair Market Value"* or *"FMV*" of a share of Common Stock means:

  (i)   in connection with any effective registration under the Securities Act and public sale of Common Stock by the Company, the gross offering price per share to the public; or

  (ii)   otherwise, if there exists a public market for the Common Stock, the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on any exchange on which the Common Stock is listed, as published in the Western Edition of The Wall Street Journal, for the five (5) trading days immediately preceding the date of determination of FMV; or

  (iii) otherwise, the fair market value thereof as determined in good faith by the Board.

(s) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of §422 of the Code and the regulations promulgated thereunder.

(t) "*Non-qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(u) "*Officer*" means a person who is an officer of the Company within the meaning of §16 of the Exchange Act and the rules and regulations promulgated thereunder.

(v) "*Option*" means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to this Plan.

(w) "*Option Agreement*" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of this Plan.

(x) "*Optionholder*" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

(y) "*Option Shares*" means the shares of Common Stock underlying and subject to acquisition as a result of exercise of an Option.

(z) "*Outside Director*" means a Director of the Company who is both (i) an "outside director" for purposes of §162(m) of the Code, and (ii) a "non-employee director" for purposes of Rule 16b-3.

(aa) "*Participant*" means a person to whom a Stock Award is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Stock Award.

(bb) "*Plan*" means this Timberline Resources Corporation 2004 Equity Incentive Plan.

(cc) "*Public Registration*" means the earlier to occur of (i) the effectiveness of a registration statement filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act with respect to the Common Stock, or (ii) registration of the Company under the Exchange Act.

(dd) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ee) "*SAR*" means a Stock Appreciation Right, i.e. the contractual right to receive a cash bonus on or before a designated date in an amount equal to the increase (if any) between the FMV as of the date of issuance of the SAR (or other designated base date) and the FMV as of the date of exercise or expiration of the SAR (or other designated end date).

(ff) "*Securities Act*" means the Securities Act of 1933, as amended.

(gg) "*Stock Award*" means any right granted under this Plan, including an Option, a Stock Bonus and/or a SAR.

(hh) "*Stock Award Agreement*" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of this Plan.

(ii) "*Stock Bonus*" means an outright grant of Common Stock to a Participant, for which a Participant pays no consideration or less than Fair Market Value.

(jj) "*Ten Percent Shareholder*" means a person who owns (or is deemed to own pursuant to §424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

3.   **ADMINISTRATION.**

(a)   **General.** The Board may delegate administration of this Plan to a committee of one or more Directors (a "*Committee*"). If the Board delegates administration of this Plan to a Committee, the Committee shall have, in connection with the administration of this Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. Following a Public Registration, the Committee shall consist exclusively of one or more Outside Directors. The Board may abolish the Committee at any time and revest in the Board the administration of this Plan. If no Committee is appointed by the Board or if the Committee has been abolished without replacement, the entire Board shall constitute the Committee for purposes of this Plan.

(b)   **Administration by Committee.** The Committee shall administer this Plan. The Committee shall have the power, subject to, and within the limitations of, the express provisions of this Plan:

(i)   *Determination of Grants.* To determine from time to time which Eligible Recipients shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award (which need not be identical); and the number of shares with respect to which a Stock Award shall be granted to each Participant.

(ii)   *Interpretation.* To construe and interpret this Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective.

(iii)   *Amendments.* To amend this Plan as provided in §15, below.

(iv) *General.* Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of this Plan.

4. **SHARES SUBJECT TO THIS PLAN.**

(a) **Share Reserve.** Subject to the provisions of §6(l) below, the Common Stock that may be issued pursuant to Stock Awards (not including SARs) shall not exceed in the aggregate seven-hundred fifty thousand (750,000) shares of Common Stock (the "*Share Reserve*"). There is no limit upon the number of SARs that may be awarded to Participants.

(b) **Reversion of Shares to the Share Reserve.** If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the Option Shares not acquired under such Option shall revert to the Share Reserve and again become available for issuance under this Plan. If any Option Shares or Bonus Shares are forfeited prior to vesting, such Option Shares or Bonus Shares shall revert to the Share Reserve and again become available for issuance under this Plan.

(c) **Source of Shares.** The Common Stock subject to this Plan may be unissued shares or reacquired shares in treasury.

5. **ELIGIBILITY.**

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Shareholders.** No Ten Percent Shareholder shall be eligible for the grant of an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) **Section 162(m) Limitation.** Following a Public Registration, and subject to the provisions of §6(m) below, no Employee shall be granted Stock Awards covering more than one hundred fifty thousand (150,000) shares of Common Stock during any calendar year if and to the extent that such grant(s) would cause such Employee to receive excessive (and therefore non-deductible) remuneration under §162(m) of the Code and the rules and regulations promulgated thereunder.

6. **OPTION PROVISIONS.**

(a) **General.** Each Option shall be evidenced and governed by an Option Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. Each Option may be exercised, to the extent vested, in whole or in part, at any time and from time to time. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and a separate certificate or certificates will be issued for Option Shares purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option Agreement shall incorporate by reference the provisions of this Plan.

(b)   Term. *Unless otherwise provided in an individual Option Agreement*, no Option shall be exercisable after the expiration of ten (10) years from the date it is granted.

(c)   Exercise Price.

(i)   *Incentive Stock Options*. Subject to the provisions of §5(b) above, the exercise price of each Incentive Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of §424(a) of the Code.

(ii)   *Non-Qualified Stock Options. Unless otherwise provided in an Option Agreement*, the exercise price of each Non-qualified Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted.

(d)   Incentive Stock Option Limitations.

(i)   *Shareholder Approval*. This Plan, and the ISOs issued pursuant to this Plan have not, as of the date of adoption, been approved by the shareholders of the Company as provided in Section 422(a) of the Code. No ISO may be issued pursuant to this Plan absent such shareholder approval, which must occur, if at all, within 12 months after the date of adoption of this Plan.

(ii)   *$100,000 Limitation*. To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

(e)   Consideration. The purchase price of Common Stock acquired pursuant to an Option shall be paid at the time the Option is exercised either (1) in cash, or (2) *if (and only if) explicitly permitted in the applicable Option Agreement*, to the extent allowed by applicable statutes and regulations:

(i)   *Pyramiding.* By delivery to the Company of already owned shares of Common Stock that either have been held for the period required to avoid a charge to the Company's reported earnings (generally six (6) months) or were not acquired, directly or indirectly, from the Company, and that are owned free and clear of any liens, claims, encumbrances, or security interests; *provided, however*, that no Option may be so exercised to the extent it would constitute a violation of the provisions of any law, regulation, or agreement restricting the redemption of the Company's stock. Shares of

Common Stock so delivered in payment of the exercise price of an Option shall be valued at the FMV thereof as of the date of exercise of the Option.

(ii) *Net Issue ("Cashless") Exercise.* If at any time when an Option is otherwise exercisable the FMV of one share of Common Stock is greater than the exercise price for the Option, the Optionholder may notify the Company of his or her election to exercise the Option in whole or in part by Net Issue Exercise by delivering a such notification together with surrender of the Option Agreement as provided herein, and the Optionholder shall receive from the Company a number of shares of Common Stock equal to:

$$\frac{A \ \text{x} \ (FMV - Exercise \ Price)}{FMV}$$

where A equals the number of Option Shares as to which the Option is being exercised by Net Issue Exercise.

(iii) *Other.* In any other form of legal consideration that may be acceptable to the Committee.

(f) Transferability.

(i) *Incentive Stock Options.* An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(ii) *Non-qualified Stock Options. Unless otherwise provided in the applicable Option Agreement*, a Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(g) Vesting.

(i) *Schedule. Unless otherwise provided in the applicable Option Agreement*, each Option shall vest (i.e. become exercisable) as to one-third of the total number of Option Shares subject to the Option one (1) year following the applicable Date of Grant, and the Option shall vest as to two-thirds (the remainder) of the Option Shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii) *Cessation.* Vesting of all Options shall cease upon the Optionholder's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

(h) Early Termination.

(i) *Disability*. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder or his or her representative may exercise his or her Option (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(ii)   *Death*. In the event (A) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (B) the Optionholder dies within three (3) months after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent vested as of the date of termination) by the Optionholder's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such Option as set forth in the Option Agreement. If and to the extent, after death, an Option is not exercised within the time specified herein, the Option shall terminate.

(iii)   *Other Termination of Continuous Service*. In the event an Optionholder's Continuous Service terminates (other than due to the Optionholder's death or Disability, and other than due to termination for Cause), the Optionholder may exercise his or her Option (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Optionholder's Continuous Service, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent that, after termination, an Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(iv)   *Extension of Termination Date*. Notwithstanding the foregoing, if the exercise of an Option following termination of an Optionholder's Continuous Service is prohibited at any time when the Optionholder otherwise desires to exercise the Option, solely because an exemption from the registration requirements of the Securities Act and/or any applicable state securities law is not available, then the Option shall terminate on the earlier to occur of (A) three (3) months after the date on which such an exemption first becomes available, or (B) the expiration of the term of the Option as set forth in the Option Agreement.

(v)   *Termination for Cause*. In the event that an Optionholder's employment or other association with the Company is terminated by the Company for Cause, all Options held by such Optionholder (whether or not vested) shall thereupon immediately terminate.

(i)   **Early Exercise.** *If (and only if) explicitly permitted in the applicable Option Agreement*, the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise any or all of the unvested portion of the Option ("**Early Exercise**"). Any Option with respect to which Early Exercise is available, shall be subject to the following:

(i)   *Partial Exercise.* Partial exercise of a partially vested Option shall be deemed to cover first the vested portion of the Option and then the earliest vesting installment of the unvested portion of the Option.

(ii)   *$100,000 ISO Limitation.* If the Option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which the Option plus all other Incentive Stock Options held by the Optionholder are exercisable for the first time during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

(iii)   *Repurchase of Unvested Shares.* In the event that, following Early Exercise, the Optionholder's Continuous Service is interrupted prior to the date on which the Option would have been fully vested, an appropriate portion of the Option Shares acquired by Early Exercise shall be subject to repurchase by the Company, at the option of the Company exercisable at any time within sixty (60) days following the date of such interruption, for cash in an amount equal to the exercise price thereof.

(j)   **Re-Load Options.** *If (and only if) explicitly permitted in the applicable Option Agreement*, in the event an Optionholder exercises an Option in whole or in part by pyramiding or by cashless exercise prior to expiration or earlier termination of the Option, the Optionholder shall be entitled to a further Option (a "**Re-Load Option**") upon exercise of the Option. Any such Re-Load Option shall be subject to the following:

(i)   *Number of Shares.* The number of Option Shares subject to a Re-Load Option shall equal (A) the number of shares surrendered as part or all of the exercise price of such Option, in the event of pyramiding, or (B) the number of Option Shares foregone, in the event of cashless exercise.

(ii)   *Expiration Date.* The expiration date of the Re-Load Option shall be the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option.

(iii)   *Exercise Price.* The exercise price for the Re-Load Option shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option.

(iv)   *Subject to Plan.* The Re-Load Option shall be subject to this Plan.

(v)   *Same Type of Option.* If the original Option was a Non-qualified Stock Option, the Re-Load Option also shall be a Non-qualified Stock Option. If the original

Option was an Incentive Stock Option, the Re-Load Option also shall be an Incentive Stock Option; *provided, however*, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on the exercisability of Incentive Stock Options described in §6(d)(ii) above and in §422(d) of the Code.

(vi)   *No Further Re-Loads.* There shall be no Re-Load Options on a Re-Load Option.

(vii)   *Limitations.* Any Re-Load Option shall be subject to the availability of sufficient shares under §4(a) and the "Section 162(m) Limitation" on the grants of Options under §5(c), above

(k)   No Shareholder Rights. No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares subject to an Option unless and until such Participant has exercised and satisfied all requirements for exercise of the Option pursuant to its terms.

(l)   Stock Splits.

(i)   *Forward Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, then, effective upon the date of such increase, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be increased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be increased proportionately.

(ii)   *Reverse Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of date of such combination, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be decreased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be decreased proportionately.

(iii)   *Exercise Price Adjustment.* Whenever the number of Option Shares purchasable upon exercise of outstanding Options is adjusted pursuant to this §6(l), the exercise price payable upon exercise of each such Option shall be adjusted by multiplying the applicable exercise price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the Option immediately prior to such adjustment, and of which the denominator shall be the number of Option Shares purchasable immediately thereafter.

(m)   Liquidation.   In the event of a liquidation of the Company, then effective immediately prior to such event (i) all outstanding Options shall terminate, and (ii) all unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(n)   Reorganization, Reclassification, Consolidation, Merger or Sale.

(i)   *Organic Changes.* Any reorganization, recapitalization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) cash, securities and/or other property of the Company and/or of any third party with respect to or in exchange for Common Stock, is referred to herein as an "***Organic Change***". In connection with any Organic Change, absent an election by the Board permitted under §6(n)(ii) immediately below, (A) the Company shall make appropriate provision to ensure that each Optionholder shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Option Shares immediately theretofore acquirable upon exercise of his or her Option, such cash, securities and/or other property as such Optionholder would have received in connection with such Organic Change if such Optionholder had been entitled to exercise and had exercised his or her Option immediately prior to such Organic Change, and (B) the vesting, early termination and other provisions of this Plan and the applicable Option Agreement shall continue thereafter with respect to the Option and such cash, securities and/or other property to the extent possible. The Company shall not effect any Organic Change unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument, the obligation to deliver to the Optionholder such cash, securities and/or other Property as, in accordance with the foregoing provisions, the Optionholder may be entitled to acquire.

(ii)   *Accelerated Vesting/Termination.*   In connection with any Organic Change, notwithstanding the provisions of §6(n)(i) above, the Board may elect instead (A) to accelerate the vesting of all outstanding Options, and (B) to require all Optionholders to decide whether to exercise their Options in connection with (and contingent upon the consummation of) the Organic Change. Any Options not exercised following an election by the Board under this §6(n)(ii) shall terminate effective and contingent upon the consummation of the Organic Change.

(o)   Notice of ISO Disposition. Each Optionholder acquiring Option Shares through exercise of an ISO shall notify the Company in writing within fifteen (15) days after the date of any disposition of any of such Option Shares that occurs (i) within two (2) years after the applicable Date of Grant, or (ii) within one (1) year after such Option Shares were acquired as a result of exercise of the ISO.

(p)   Exercise Procedure. An Optionholder may exercise the vested portion of an Option (and the unvested portion of an Option if the applicable Option Agreement so permits) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

7.   **PROVISIONS OF STOCK BONUSES.**

(a)   **General.** Each Stock Bonus shall be evidenced and governed by a Stock Award Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. The terms and conditions of separate Stock Bonus awards need not be identical, but each Stock Bonus award shall incorporate by reference the provisions of this Plan.

(b)   **Consideration.** A Stock Bonus shall be awarded in consideration for past services actually rendered to the Company or an Affiliate of the Company for its benefit.

(c)   **Vesting Schedule.** *Unless otherwise provided in the applicable Stock Award Agreement*, Bonus Shares shall vest (i.e. become non-forfeitable) as follows: one-third of the total number of Bonus Shares shall vest one (1) year following the Date of Grant, and two-thirds (the remainder) of the Bonus Shares shall vest over the subsequent two (2) year period in eight (8) equal quarterly increments.

(d)   **End of Continuous Service.** Effective upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §9 below, (i) vesting of all Bonus Shares shall cease, and (ii) all unvested Bonus Shares shall be forfeited and revert to the Company.

8.   **PROVISIONS OF SARS.**

(a)   **General.**   Each SAR shall be evidenced and governed by a SAR Award, in such form and containing such terms and conditions as the Committee shall deem appropriate. *Unless otherwise provided in the SAR Award*, each SAR may be exercised, to the extent vested, in whole or in part, at any time and from time to time. The provisions of separate SAR Awards need not be identical, but each SAR Award shall incorporate by reference the provisions of this Plan.

(b)   **Base Price.** *Unless otherwise provided in a SAR Award*, the base price of each SAR shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the SAR is granted.

(c)   **Transferability.** *Unless otherwise provided in the applicable SAR Award*, a SAR shall not be transferable during the lifetime of the Participant.

(d)   **Vesting.**

(i)   *Schedule. Unless otherwise provided in the applicable SAR Award*, each SAR shall vest (i.e. become exercisable) as to one-third of the total number of shares subject to the SAR one (1) year following the applicable Date of Grant, and the SAR shall vest as to two-thirds (the remainder) of such shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii)   *Cessation.*   Vesting of all SARs shall cease upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

(e)   Early Termination.

(i)   *Disability.* In the event a Participant's Continuous Service terminates as a result of his or her Disability, the Participant or his or her representative may exercise his or her SAR (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the SAR as set forth in the SAR Award. If and to the extent, after termination, the Participant or his or her representative does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(ii)   *Death.* In the event (A) a Participant's Continuous Service terminates as a result of the Participant's death, or (B) the Participant dies within three (3) months after the termination of the Participant's Continuous Service for a reason other than death, then the SAR may be exercised (to the extent vested as of the date of termination) by the Participant's estate or by a person who acquired the right to exercise the SAR by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such SAR as set forth in the SAR Award. If and to the extent, after death, a SAR is not exercised within the time specified herein, the SAR shall terminate.

(iii)   *Other Termination of Continuous Service.* In the event a Participant's Continuous Service terminates (other than due to the Participant's death or Disability, and other than due to termination for Cause), the Participant may exercise his or her SARs (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service, or (B) the expiration of the term of the SAR as set forth in the SAR Award. If and to the extent that, after termination, a Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(iv)   *Termination for Cause.* In the event that a Participant's employment or other association with the Company is terminated by the Company for Cause, all SARs held by such Participant (whether or not vested) shall thereupon immediately terminate.

(f)   Stock Splits. If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, or the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of such increase, the number of shares and base price of each outstanding SAR shall be subject to appropriate adjustment.

(g)   Liquidation. In the event of a liquidation of the Company, then effective immediately prior to such event, all outstanding SARs shall terminate.

(h)   Reorganization, Reclassification, Consolidation, Merger or Sale.   In connection with any Organic Change, (i) all outstanding unvested SARs shall vest, and (ii) absent exercise prior to consummation of the Organic Change (which exercise may be made contingent upon closing of the Organic Change), all outstanding SARs shall terminate effective upon the consummation of the Organic Change.

9.   PROVISIONS APPLICABLE TO ALL STOCK AWARDS

(a)   Market Standoff. The Company (or a representative of its underwriters) may, in connection with a Public Registration, require that each Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by the Participant for a period of time specified by the Company or its underwriter(s) following the effective date of the Public Registration. The Company or the underwriter(s) may require the Participants to execute and deliver such other agreements that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the Common Stock until the end of such period.

(b)   Claw-back. This §9(b) shall apply in the event (and only in the event) that, during the term of a Participant's employment or other association with the Company or within nine (9) months thereafter, the Participant becomes employed by or otherwise affiliated with, directly or indirectly as an officer, director, employee, manager, general partner, trustee, consultant, contractor, or more than five percent (5%) owner of, any person or entity that competes with the Business of the Company anywhere in North America (a ***"Competitive Event"***). Effective upon a Competitive Event, unless waived by the Company:

(i)   *Termination of Unexercised Rights.* All vested and unvested unexercised Options and SARs shall terminate.

(ii)   *Forfeiture of Unvested Shares.* All unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(iii)   *Repurchase of Vested Shares.* The Company shall have the right, exercisable at any time within sixty (60) days following actual knowledge of the Competitive Event by the Committee, to repurchase any or all of the Participant's vested Option Shares and vested Bonus Shares for cash in an amount equal to the original purchase price thereof.

(c)   No Transfer of Unvested Rights. No Participant shall be entitled to sell, pledge or otherwise transfer, with or without consideration (***"Transfer"***)**,** any SARs, any unvested Option Shares, or any unvested Bonus Shares.

(d)   Right of First Refusal.

(i)   *General.* If any Participant shall at any time propose to Transfer any vested Option Shares or vested Bonus Shares ("***Offered Shares***"), other than to a spouse, a lineal descendant, or a trust all of the beneficiaries of which are the Participant's spouse

15.

and/or lineal descendants ("***Permitted Transferees***"), the Participant shall, prior to such Transfer, deliver to the Company an offer (the "***Offer***") to Transfer the Offered Shares to the Company or its assigns in accordance with this §8(d)(i). The Offer shall state the name of the proposed transferee and the terms (including the purchase price) of the proposed Transfer. The Offer shall remain open and irrevocable for a period of thirty (30) days from the delivery thereof to the Company (the "***Acceptance Period***"). The Company may accept the Offer and purchase all (but not less than all) of the Offered Shares by delivering to the Participant a notice in writing (the "***Acceptance Notice***") within the Acceptance Period. If the Company delivers an Acceptance Notice, the transfer of the Offered Shares to the Company shall be made on a business day, not less than ten (10) and not more than thirty (30) days after delivery of the Acceptance Notice, on the terms and conditions of the Offer. If the Company does not exercise within the Acceptance Period its right to purchase all of the Offered Shares, the Participant may Transfer all (and not less than all) of the Offered Shares on terms and conditions not less favorable to Participant than the terms and conditions of the Offer to (and only to) the proposed transferee within ninety (90) days after expiration of the Acceptance Period. If such Transfer is not made within such 90-day period, the restrictions provided for in this §8(d)(i) shall again become effective.

(ii)   *Termination of Right of First Refusal.* This §9(d) shall terminate and become void upon a Public Registration.

(e)   Continuing Agreements. As a condition to the effectiveness of any Transfer of Option Shares or Bonus Shares, the transferee shall be required to execute an acknowledgement that the provisions of this §9 shall survive the Transfer. Any Transfer in violation of this §9 shall be null and void. Each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially as follows:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE ISSUER'S 2004 EQUITY INCENTIVE PLAN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER. AMONG OTHER PROVISIONS, SUCH PLAN RESTRICTS TRANSFER OF THE COMMON STOCK EVIDENCED BY THIS CERTIFICATE.

10.   CHANGE OF CONTROL.

(a)   Loss of Employment. In connection with a Change of Control, with respect to each Participant who holds any unvested Stock Awards and who is an Employee of the Company immediately prior to such Change of Control (a "***Continuing Employee***"), in the event that (A) any surviving or acquiring entity assumes unvested Stock Awards outstanding under this Plan or substitutes similar stock awards pursuant to §6(n)(i) above, and (B) either (I) the Continuing Employee is not offered employment by the surviving or acquiring entity (which employment shall not result in any reduction in the Participant's salary or any material adverse change in the Participant's package of benefits in effect at the time of the Change of Control, taken as a whole), (II) such Continuing Employee is terminated by the surviving or acquiring entity without Cause within nine (9) months following the effective date of the Change of Control, or (III) such

Continuing Employee voluntarily terminates his or her employment for Good Reason (as defined herein) within nine (9) months following the effective date of the Change of Control, then with respect to such unvested Stock Awards held by such Continuing Employee, the vesting of such Stock Awards shall be accelerated in full effective immediately prior to such termination. As used herein, "***Good Reason***" shall mean (I) a reduction in compensation; (II) a relocation of the principal worksite location to a location more than thirty (30) miles from the principal worksite immediately prior to the Change of Control; or (III) for an Officer, a material reduction in responsibilities, title or authority as in effect immediately prior to the Change of Control.

(b) **Automatic Acceleration.** *The Committee shall have the authority (but not an obligation) to include as part of any Stock Award Agreement* a provision automatically vesting in full the Option or the Bonus Shares subject to the Stock Award, effective upon a Change of Control, regardless of whether the Participant is an Employee or whether the Participant's employment or other association with the Company terminates in connection with the Change of Control.

11. **TAX BONUSES.**

In connection with any Stock Award, *if specifically so provided in the Stock Award Agreement*, the Company shall have the right (but no obligation) to pay or commit itself to pay to the Participant a cash bonus (a "***Tax Bonus***") in such amount as may be sufficient to allow the Participant pay his or her incremental federal and state income taxes arising as a consequence of (i) receipt of the Tax Bonus, and (ii) as applicable, receipt of a Stock Bonus, exercise of a Non-qualified Stock Option, or exercise of a SAR.

12. **COVENANTS OF THE PARTICIPANTS.**

(a) **No Employment or other Service Rights.** Nothing in this Plan or any Stock Award Agreement (i) shall confer upon any Participant any right to continue to serve the Company or an Affiliate of the Company in the capacity in effect at the time the Stock Award was granted or in any other capacity, or (ii) shall affect the right of the Company or an Affiliate of the Company to terminate (I) the employment of an Employee with or without notice and with or without cause, subject to the terms of any employment agreement with such Employee, (II) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate of the Company, or (III) the service of a Director pursuant to the Bylaws of the Company (or its Affiliate) and any applicable provisions of the corporate law of the state in which the Company (or its Affiliate) is incorporated, as the case may be.

(b) **Investment Assurances.**

(i) By virtue of his or her acceptance of a Stock Award and execution of a Stock Award Agreement, each Participant automatically shall be deemed to have represented and warranted to the Company that:

(A) The Stock Award is being acquired for the Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Participant will not sell, hypothecate or otherwise transfer the Stock Award unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) The Participant understands that (I) the value of the Stock Award is speculative, and (II) there may be no public or other market for the Stock Award.

(ii) By virtue of his or her exercise of an Option, each Optionholder automatically shall be deemed to have represented and warranted to the Company that:

(A) The Option Shares purchased as a consequence of exercise of the Option are being acquired for the Optionholder's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Optionholder will not sell, hypothecate or otherwise transfer the Option Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) The Optionholder is familiar with and understands the current and proposed business activities of the Company. The Optionholder has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to the Optionholder all documents and information that the Optionholder has requested relating to an investment in the Option Shares. With respect to tax and other economic considerations involved in the investment, the Optionholder is not relying on any advice or opinions from the Company or any person acting on its behalf. The Optionholder has carefully considered and has, to the extent the Optionholder believes appropriate, discussed with the Optionholder's legal, tax, accounting and financial advisors the suitability of an investment in the Option Shares for the Optionholder's particular tax and financial situation and has determined that the Option Shares which the Optionholder is purchasing are a suitable investment. The Optionholder (I) has adequate means for providing for the Optionholder's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the funds invested in the Option Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Optionholder's net worth, and (V) the Optionholder's investment in the Option Shares will not cause such overall commitment to become excessive.

(C)   The Optionholder understands that (I) an investment in the Option Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of the Optionholder's investment, (II) the return of the Optionholder's investment, not just the return on the Optionholder's investment, is in doubt, (III) there may be no public or other market for the Option Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that the Optionholder will be able to sell or dispose of the Option Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Option Shares can be made except in accordance with the provisions of this Plan. The Optionholder understands the risk factors related to his or her purchase of the Option Shares.

(iii)   The Company may require a Participant, as a condition of exercising an Option or a SAR, or acquiring Bonus Shares under any Stock Award, to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring Common Stock.

(iv)   By virtue of his or her acceptance of Bonus Shares, each such Participant automatically shall be deemed to have represented and warranted to the Company that:

(A)   The Bonus Shares are being acquired for such Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. Such Participant will not sell, hypothecate or otherwise transfer the Bonus Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)   Such Participant is familiar with and understands the current and proposed business activities of the Company. Such Participant has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to such Participant all documents and information that such Participant has requested relating to an investment in the Bonus Shares.   With respect to tax and other economic considerations involved in the investment, such Participant is not relying on any advice or opinions from the Company or any person acting on its behalf. Such Participant has carefully considered and has, to the extent such Participant believes appropriate, discussed with such Participant's legal, tax, accounting and financial advisors the suitability of an investment in the Bonus Shares for such Participant's particular tax and financial situation and has determined that the Bonus Shares are a suitable investment. Such Participant (I) has adequate means for providing for such Participant's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the value of the Bonus Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to such Participant's net worth, and (V) such Participant's investment in the Bonus Shares will not cause such overall commitment to become excessive.

(C)   Such Participant understands that (I) an investment in the Bonus Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of such Participant's investment, (II) the return of such Participant's investment, not just the return on such Participant's investment, is in doubt, (III) there may be no public or other market for the Bonus Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that such Participant will be able to sell or dispose of the Bonus Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Bonus Shares can be made except in accordance with the provisions of this Plan. Such Participant understands the risk factors related to an investment in the Bonus Shares.

(v)   The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if the issuance of Option Shares upon the exercise of an Option or acquisition of Bonus Shares under a Stock Award has been registered under a currently effective registration statement under the Securities Act. Absent such registration, each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially to the following effect:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS THEY ARE REGISTERED UNDER THE 1933 ACT AND REGISTERED OR QUALIFIED FOR SALE UNDER APPLICABLE STATE SECURITIES LAWS OR, UNLESS WAIVED BY THE COMPANY, THE COMPANY HAS RECEIVED AN ACCEPTABLE OPINION OF COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

(c)   Withholding Obligations. The Participant shall satisfy any federal, state or local tax withholding obligation relating to the exercise of an Option, the acquisition of Bonus Shares, the lapse of any substantial risk of forfeiture, and/or the disposition of Common Stock acquired in connection with a Stock Award, in one or more of the following ways to be selected by the Company: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of stock under the Stock Award; or (iii) delivering to the Company owned and unencumbered shares of Common Stock. No Option or SAR may be exercised, nor may any Bonus Shares be issued, unless the tax withholding obligations of the Company are satisfied.

13. COVENANTS OF THE COMPANY.

(a)   Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b)   Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of Options; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act, or qualify under any state securities laws, this Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company shall be relieved from any liability for failure to issue Stock Bonuses and sell stock upon exercise of Options, unless and until such authority is obtained.

14. USE OF PROCEEDS FROM STOCK.

Any proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

15. AMENDMENT OF THIS PLAN.

(a)   Amendment of Plan. The Board at any time, and from time to time, may amend this Plan. However, except as provided in §6(m), no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of §422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b)   Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to this Plan for shareholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of §162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Officers.

(c)   Contemplated Amendments. It is expressly contemplated that the Committee may amend this Plan in any respect the Committee deems necessary or advisable to provide Eligible Recipients with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to ISOs and/or to bring this Plan and/or ISOs granted hereunder into compliance therewith.

(d)   No Impairment of Rights. Rights under any Stock Award granted before any amendment of this Plan shall not be impaired by such amendment unless (i) the Company requests the consent of the Participant, and (ii) the Participant consents in writing.

16.   TERMINATION OR SUSPENSION OF PLAN.

(a)   Plan Term. The Committee may suspend or terminate this Plan at any time. Unless sooner terminated, this Plan shall terminate on the fifth (5th) anniversary of its adoption date first set forth above. No Stock Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

(b)   No Impairment of Rights. Suspension or termination of this Plan shall not impair any rights or affect any obligations under any Stock Award outstanding as of the date of the suspension or termination.

17.   MISCELLANEOUS.

(a)   Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Option may first be exercised or the time at which Option Shares or Bonus Shares or any part thereof will vest, notwithstanding any provisions in this Plan or in the applicable Stock Award to the contrary.

(b)   Interpretation; Governing Law. All questions concerning the construction, validity and interpretation of this Plan (i) shall be decided conclusively by the Committee, without appeal, and (ii) shall be governed by the law of the State of Idaho, without regard to such state's conflict of laws rules.

(c)   Notices. Any notices related to a Stock Award Agreement or this Plan shall be given in writing and shall be deemed effectively given upon actual receipt or, in the case of notices delivered by the Company to a Participant, five (5) days after deposit in the United States mail, postage prepaid, addressed to the Participant at his or her last address in the Company's records.

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Exhibit 23



Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Board of Directors
Timberline Resources Corporation
Spokane ,Washington

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated January 25, 2005, on the financial statements of Timberline Resources Corporation as of September 31, 2004 and 2003 and the years then ended, and the inclusion of our name under the heading "Experts" in the Form 10-SB-12G Registration Statement filed with the Securities and Exchange Commission.

Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington

September 29, 2005

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com